B2GOLD CORP.

Three Bentall Centre
Suite 3100, PO Box 49143
595 Burrard Street
Vancouver, B.C. V7X 1J1

2014	Notice of Special Meeting of B2Gold Shareholders

SPECIAL MEETING	Management Information Circular

Form of Proxy

Place:	The Terrace Room
Fairmont Waterfront Hotel
900 Canada Place, Vancouver, British Columbia

Time:	2:00 p.m. (Vancouver time)

Date:	September 12, 2014

B2GOLD CORP.

CORPORATE DATA	Head Office

Suite 3100, Three Bentall Centre
595 Burrard Street, PO Box 49143
Vancouver, British Columbia V7X 1J1

Directors and Officers

Robert Cross – Chairman and Director
Robert Gayton – Director
Barry Rayment – Director
Jerry Korpan – Director
John Ivany – Director
Bongani Mtshisi – Director
Michael Carrick – Director
Kevin Bullock – Director

Clive Johnson – Chief Executive Officer, President and Director
Roger Richer – Executive Vice President, General Counsel and Secretary
Mike Cinnamond – Senior Vice President Finance and Chief Financial Officer
Tom Garagan – Senior Vice President Exploration
Dennis Stansbury – Senior Vice President Engineering and Project Evaluations
George Johnson – Senior Vice President Operations
Ian MacLean – Vice President Investor Relations
William Lytle – Vice President and Country Manager, Namibia
Dale Craig – Vice President Operations
Eduard Bartz –Vice President Taxation and External Reporting
Kerry Suffolk – Treasurer

Registrar and Transfer Agent

Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

Legal Counsel

Lawson Lundell LLP
1600 – 925 West Georgia Street
Vancouver, British Columbia
V6C 3L2

Auditor

PricewaterhouseCoopers LLP, Chartered Accountants
Suite 200, 250 Howe Street
Vancouver, British Columbia V7Y 1L3

Listing

Toronto Stock Exchange: Symbol “BTO”
NYSE MKT: Symbol “BTG”
Namibian Stock Exchange: Symbol “B2G”

Dear B2Gold Shareholder:

On June 3, 2014, B2Gold Corp. (“B2Gold”) entered into an agreement with Papillon Resources Limited (“Papillon”) to acquire all of the issued and outstanding securities of Papillon to build on our strong African presence and expertise and add a significant higher grade resource base. Assuming completion of the transaction, B2Gold will acquire all of the outstanding ordinary shares of Papillon and will issue as consideration 0.661 of a B2Gold common share for each Papillon ordinary share held.

The combination of B2Gold and Papillon will result in a company with a significant growth profile beyond B2Gold’s three operating mines, which collectively produced 366,000 ounces of gold in 2013 at a cash cost of US$681 per ounce and an all in sustaining cost of US$1,064 per ounce. B2Gold’s production is projected to increase to approximately 550,000 ounces by 2015 as the low cost Otjikoto mine in Namibia is scheduled to commence gold production in late 2014.

The combined company will be focused on furthering the development of the Fekola project in Mali, and continuing to operate B2Gold’s existing Masbate gold mine in the Philippines and Limon and La Libertad gold mines in Nicaragua. Further, B2Gold will possess a strong growth profile through its Otjikoto project in Namibia, the Kiaka project in Burkina Faso and its Gramalote project (51% AngloGold Ashanti/49% B2Gold joint venture) in Colombia. B2Gold will have the management, development, construction, operational and in-country experience combined with the funding capacity to optimise the development of the Fekola project for the benefit of all shareholders. B2Gold is one of the few mining companies with a proven in-house construction team with a track record of building high quality plants and infrastructure while reducing capital costs. In addition, B2Gold has a highly regarded and experienced exploration team that sees further exploration potential at the Fekola project, in addition to B2Gold’s existing assets.

In reaching its decision to approve the transaction, B2Gold’s board of directors considered the positive results of the due diligence review conducted by B2Gold’s management and its advisors, as well as the benefits of creating a company with the following attributes:

  Rapidly Expanding Profitable Production Profile. Total production of 395,000 to 420,000 ounces of gold in 2014 from three operating mines, with projected growth to over 900,000 ounces of gold production from five operating mines (assuming completion of the Otjikoto and Fekola projects).

  Significant Reserve and Resource Base. Proven and probable gold reserves of 5.58 million ounces, measured and indicated gold resources of 10.98 million ounces (inclusive of reserves) and inferred gold resources of 4.90 million ounces (all on an attributable basis).

  Aggressive Exploration Agenda. Significant exploration programs at existing mines and development stage projects including Fekola, as well as at highly prospective earlier stage projects in Nicaragua, the Philippines and Burkina Faso.

  Operational and Geographic Diversification. Production and development assets spanning three continents and located in high-growth emerging economies, serving to mitigate collective operational and geopolitical risk.

  Strong African Presence and Expertise. Fekola is targeted, subject to a definitive feasibility study, to be the next construction project for B2Gold’s Otjikoto development team with a seamless transition after the scheduled commissioning of the Otjikoto mine in the fourth quarter of 2014.

  Strong Financial Position. Cash and cash equivalent assets on a pro forma basis as at March 31, 2014 of approximately $214.1 million which, in addition to continued strong cash flow from operations and unused debt capacity of $150 million ($125 million as at June 30, 2014), coupled with anticipated good access to capital, will provide substantial flexibility for future development activities.

  Experienced Management Team. Proven combined management and technical personnel with extensive exploration, mine development, operating, in-country and financial expertise.

The Toronto Stock Exchange listing rules generally require a listed company to obtain shareholder approval in connection with an acquisition where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer that are outstanding, on a non-diluted basis, prior to the date of closing of the acquisition. Therefore, in order for the proposed transaction to become effective, the Papillon Merger Resolution must be approved by at least a majority of the votes cast by B2Gold shareholders, either present in person or by proxy at a special meeting. The special meeting of B2Gold shareholders will be held on September 12, 2014 to consider a resolution to approve the issuance of up to a maximum of 238,307,824 B2Gold common shares, representing approximately 35.1% of the 678,656,061 B2Gold common shares outstanding as at June 3, 2014, as consideration to be paid to Papillon securityholders. The special meeting will be held shortly before the meeting of Papillon shareholders that has been called to consider the transaction and related matters.

Following the completion of the transaction, B2Gold shareholders will continue to hold their existing B2Gold common shares. If all of the Papillon options issued and outstanding as at the date hereof are exercised prior to the implementation of the transaction, B2Gold expects to issue 238,307,824 B2Gold common shares to Papillon shareholders, representing approximately 35.1% of the 678,656,061 B2Gold common shares outstanding as at June 3, 2014 and, if no further Papillon options are exercised or cancelled prior to the implementation of the transaction, B2Gold expects to issue 237,391,135 B2Gold common shares to Papillon shareholders, representing approximately 35% of the 678,656,061 B2Gold common shares outstanding as at June 3, 2014. Assuming no currently outstanding B2Gold convertible securities are exercised, existing B2Gold shareholders will hold approximately 74% of the issued and outstanding B2Gold common shares and former Papillon shareholders will hold approximately 26% of the issued and outstanding B2Gold common shares.

AFTER CAREFUL CONSIDERATION OF THE TRANSACTION, THE B2GOLD BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED THAT B2GOLD SHAREHOLDERS VOTE IN FAVOUR OF THE PAPILLON MERGER RESOLUTION.

The information circular contains details concerning the transaction together with detailed information concerning B2Gold and Papillon and the resulting merged entity. Shareholders are urged to carefully review the information circular and accompanying materials as they contain important information regarding such matters.

The transaction is subject to several conditions that must be satisfied or, where applicable, waived before completion, including (among others): Papillon shareholder approval, B2Gold shareholder approval, obtaining Australian court orders, no objections under Australia’s foreign investment policy, and satisfaction of governmental or regulatory conditions including Australian Securities and Investments Commission, Toronto Stock Exchange, Australian Securities Exchange and NYSE MKT approvals. Assuming that all of the conditions to the transaction are satisfied or waived, as applicable, B2Gold expects that the transaction will be implemented on or about October 3, 2014.

B2Gold shareholders are requested to complete and return the enclosed form of proxy to ensure that their B2Gold shares will be represented at the special meeting, if they are not able to attend the special meeting in person.

If you have any questions or require assistance in voting your proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by e-mail at assistance@laurelhill.com.

Thank you for your continued support of B2Gold.

Sincerely,

“Clive Johnson”

Clive Johnson
President, Chief Executive Officer and Director

B2GOLD CORP.
NOTICE OF SPECIAL MEETING
to be held September 12, 2014

NOTICE IS HEREBY GIVEN that a special meeting (the “B2Gold Meeting”) of the Shareholders of B2GOLD CORP. (“B2Gold”) will be held in The Terrace Room, Fairmont Waterfront Hotel, 900 Canada Place, Vancouver, British Columbia on September 12, 2014 at 2:00 p.m. (Vancouver time) to:

1.

consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution, the full text of which is attached as Schedule “A” to the accompanying management information circular of B2Gold (the “Information Circular”), approving the issuance of up to a maximum of 238,307,824 B2Gold common shares (the “B2Gold Shares”), representing approximately 35.1% of the 678,656,061 B2Gold common shares outstanding as at June 3, 2014, which includes the B2Gold Shares issuable to:

	(a)	the eligible shareholders of Papillon Mining Limited (“Papillon”), where such shareholders of Papillon will receive 0.661 of a B2Gold Share for each Papillon share held; and

	(b)	the optionholders of Papillon as consideration for the cancellation of their Papillon options,

in connection with a court approved scheme of arrangement between Papillon and its shareholders under Part 5.1 of the Australian Corporations Act 2001, pursuant to which B2Gold will acquire all of the issued and outstanding securities of Papillon, in accordance with the merger implementation agreement dated June 3, 2014, as amended, between B2Gold and Papillon, all as more particularly set forth in the merger implementation agreement and described in the Information Circular; and

2.	to transact such other business as may properly come before the B2Gold Meeting, or any adjournment.

The Board of Directors of B2Gold has fixed the close of business on August 8, 2014 as the record date for determining shareholders who are entitled to receive notice and to vote at the B2Gold Meeting. No person who becomes a shareholder of B2Gold after the record date will be entitled to vote or act at the B2Gold Meeting or any adjournment thereof.

Accompanying this Notice of Special Meeting are: (i) the Information Circular; and (ii) a form of proxy. The accompanying Information Circular provides information relating to the matters to be addressed at the B2Gold Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the B2Gold Meeting will be available for inspection at the registered and records office of B2Gold at 1600 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, during normal business hours up to September 12, 2014, being the date of the B2Gold Meeting, as well as at the B2Gold Meeting.

If you are a registered shareholder and are unable to attend the B2Gold Meeting in person, in order for your proxy to be valid and your votes to be counted, you must date, execute and return the accompanying form of proxy to B2Gold, c/o Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Attn: Proxy Department), by not later than 2:00 p.m. (Vancouver time) on September 10, 2014, or if the B2Gold Meeting is adjourned, not later than 48 hours (excluding Saturdays and holidays) before the time for holding the adjourned meeting.

If you are a non-registered shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the B2Gold Meeting.

Laurel Hill Advisory Group is acting as B2Gold’s proxy solicitation agent. If you have any questions or require assistance in voting, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by e-mail at assistance@laurelhill.com.

DATED at Vancouver, British Columbia, this 11th day of August, 2014.

BY ORDER OF THE BOARD

“Clive Johnson”

Clive Johnson
President, Chief Executive Officer and Director

NOTICE TO SHAREHOLDERS

Date of Information

In this Information Circular, B2Gold Corp., together with its subsidiaries, as the context requires, is referred to as “B2Gold”. All information contained in this Information Circular is as at August 11, 2014, unless otherwise stated, and the use of the present tense and of the words “is”, “are”, “current”, “currently”, “presently”, “now” and similar expressions in this Information Circular is to be construed as referring to information given as of that date.

No person has been authorized to give information or to make any representations in connection with the transactions discussed herein other than those contained in this Information Circular and, if given or made, any such information or representations should be considered as not having been authorized by B2Gold or Papillon.

This Information Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

Cautionary Note Regarding Forward-Looking Statements

This Information Circular, the pro forma financial statements and the documents incorporated by reference in the Information Circular contain statements of forward-looking information within the meaning of applicable securities laws. These forward-looking statements are made as of the date of this document or as of the date of the document from which they are incorporated by reference.

Forward-looking statements relate to future events or future performance and reflect B2Gold and Papillon managements’ expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the timing and implementation of the proposed Transaction, the expected benefits of the Transaction considered by the B2Gold Board in making its recommendation that B2Gold Shareholders vote in favour of the Papillon Merger Resolution, the integration of B2Gold and Papillon following the Transaction, estimation of mineral reserves and mineral resources, availability of cash flow to fund capital requirements, the timing and amount of estimated future production, availability of project financing, success of mining and development operations and other estimates and projections included in studies and reports relating to each company’s projects. Assumptions upon which such forward-looking statements are based include that B2Gold and Papillon will be able to satisfy the conditions in the Merger Implementation Agreement, that the required approvals will be obtained from the shareholders of each of B2Gold and Papillon, that all third party, court, regulatory and governmental approvals to the Transaction will be obtained, tax treatment of the Transaction and that all other conditions to completion of the Transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of B2Gold or Papillon and there is no assurance they will prove to be correct.

Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify these forward-looking statements. Although the forward-looking statements contained in this Information Circular reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, B2Gold and Papillon cannot be certain that actual results will be consistent with these forward-looking statements.

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of B2Gold and Papillon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: failure to complete the Transaction could negatively impact the market price for B2Gold Shares and future business and financial results; the conditions to the Transaction not being satisfied, in which case the Transaction may not be completed; a “market overhang” could adversely affect the market price of B2Gold Shares after completion of the Transaction; risks related to the integration of B2Gold’s and Papillon’s businesses, including integration of their respective management teams and board members; risks associated with aggregating the individual risks affecting Papillon and B2Gold separately; risks relating to changes in national and local government, legislation, taxation, regulations and political or economic developments in Nicaragua, the Philippines, Namibia, Burkina Faso, Mali and Colombia, or other countries in which B2Gold may carry on business in the future; risks associated with future prices of gold; possible variations in mineral reserves, grade or recovery rates; risks of accidents, labour disruptions, inability to obtain suitable or adequate machinery, equipment or skilled employees or contractors and other risks of the mining industry; unanticipated recovery rates, productions problems, and changes in mining processing and overhead costs; changes in mineral reserve and resource estimates; risks related to operations in remote areas; property interests, title to properties, permits and licenses, environmental risks and development; risks related to joint ventures; economic factors affecting the gold mining industry, competition, foreign exchange rate fluctuations, fluctuation of securities prices and additional financing; dependence on key personnel, conflicts of interest; risks associated with outside contractors; risks associated with hedging programs; risks associated with small scale or artisanal miners; uncertainties regarding outstanding land holding issues; as well as those factors detailed from time to time in B2Gold’s interim and annual financial statements and management’s discussion and analysis of those statements, all of which are filed and available for review on its profile on SEDAR at www.sedar.com. Although each of B2Gold and Papillon has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. B2Gold and Papillon provide no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. B2Gold and Papillon do not intend, and do not assume any obligation, to update any forward-looking statements, other than as required by applicable law. Accordingly, readers should not place undue reliance on forward-looking statements.

Currency and Exchange Rate Information

The financial statements included herein are reported in U.S. dollars. References in this Information Circular to “C$” or “Canadian dollars” are to the lawful currency of Canada and references in this Information Circular to “US$” or “United States dollars” are to the lawful currency of the United States.

On August 11, 2014, the noon rate of exchange for one Canadian dollar in United States dollars as reported by the Bank of Canada was C$1.00 = US$0.9145.

Information Concerning Papillon Mining Limited

Except as otherwise indicated, the information concerning Papillon contained in this Information Circular has been provided by Papillon or taken from or based upon publicly available documents and records on file with Australian securities regulatory authorities and other public sources. Although B2Gold has no knowledge that would indicate that any statements contained herein concerning Papillon taken from or based upon such documents and records are untrue or incomplete, neither B2Gold nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for any failure to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to B2Gold. B2Gold has no means of verifying the accuracy or completeness of any of the information contained herein relating to Papillon that has been provided by Papillon or that has been derived from Papillon’s publicly available documents or records or whether there has been any failure by Papillon to disclose events that may have occurred or may affect the significance or accuracy of any information.

The scientific and technical information in this Information Circular regarding Papillon’s Fekola Project is based upon the Fekola Technical Report.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

B2Gold is a company existing under the laws of British Columbia, Canada. The proxy solicitation rules under Section 14(a) of the U.S. Exchange Act are not applicable to B2Gold on this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Canadian securities laws may be different from requirements under the U.S. Exchange Act. Information concerning the properties and operations of Papillon and B2Gold has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this Information Circular have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council – Definitions adopted by CIM Council on November 27, 2010 (the “CIM Standards”), which were adopted by the Canadian Securities Administrators’ (“CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards for public disclosure of scientific and technical information concerning mineral projects differ significantly from the requirements of U.S. securities laws. Resource information contained herein or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “proven reserves”, “probable reserves” and “proven and probable reserves” are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions in the SEC’s Industry Guide 7 (“Guide 7”) under the U.S. Securities Act. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Under Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or that it can be economically or legally mined. Accordingly, information contained or incorporated by reference in this Information Circular contain descriptions of B2Gold’s or Papillon’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Financial statements included in this Information Circular have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which differ from U.S. generally accepted accounting principles in certain material respects, and thus they may not be comparable to financial statements of U.S. companies. Shareholders should be aware that the Merger described in this Information Circular may have tax consequences in both the United States and Canada.

The enforcement by securityholders of civil liabilities under U.S. securities laws may be affected adversely by the fact that each of B2Gold and Papillon is incorporated or organized outside the United States, that some or all of their respective directors and officers and the experts named in this Information Circular are not residents of the United States and that all or a substantial portion of their respective assets and said persons may be located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon B2Gold or Papillon, their respective officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, U.S. securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Q & A ON THE TRANSACTION, VOTING RIGHTS
AND SOLICITATION OF PROXIES

Unless otherwise stated, the information in this Information Circular is as of August 11, 2014. For ease of reference, a glossary of capitalized terms used in this Information Circular can be found starting at page 11.

What is this document?

This Information Circular is a management information circular sent to B2Gold Shareholders in advance of a special meeting of B2Gold Shareholders to be held in connection with the proposed acquisition of Papillon by B2Gold, as set out in the Notice of B2Gold Meeting. This Information Circular provides additional information in respect of the business of the B2Gold Meeting. References in this Information Circular to the B2Gold Meeting include any adjournment or postponement that may occur. A form of proxy or voting instruction form accompanies this Information Circular.

Why is the B2Gold Meeting being held?

The B2Gold Meeting is being held in order to approve the issuance of B2Gold Shares in connection with the Transaction. Pursuant to the TSX listing rules, a listed company is generally required to obtain shareholder approval in connection with an acquisition where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer that are outstanding, on a non-diluted basis. As the Transaction will result in B2Gold issuing in excess of 25% of the outstanding B2Gold Shares, B2Gold Shareholder approval is required. It is a condition of the Transaction that the Papillon Merger Resolution be approved by a simple majority (50% plus one) of votes cast at the B2Gold Meeting by B2Gold Shareholders, present in person or by proxy. B2Gold is seeking the approval of B2Gold Shareholders to issue up to a maximum 238,307,824 B2Gold Shares, representing approximately 35.1% of the 678,656,061 B2Gold common shares outstanding as at June 3, 2014.

Why is B2Gold proposing to acquire Papillon?

In reaching its decision to approve the transaction, B2Gold’s board of directors considered the positive results of the due diligence review conducted by B2Gold’s management and its advisors, as well as the benefits of creating a combined entity with the following attributes:

  Rapidly Expanding Profitable Production Profile. Total production of 395,000 to 420,000 ounces of gold in 2014 from three operating mines, with projected growth to over 900,000 ounces of gold production from five operating mines (assuming completion of the Otjikoto and Fekola projects).

  Significant Reserve and Resource Base. Proven and probable gold reserves of 5.58 million ounces, measured and indicated gold resources of 10.98 million ounces (inclusive of reserves) and inferred gold resources of 4.90 million ounces (all on an attributable basis).

  Aggressive Exploration Agenda. Significant exploration programs at existing mines and development stage projects including Fekola, as well as at highly prospective earlier stage projects in Nicaragua, the Philippines and Burkina Faso.

  Operational and Geographic Diversification. Production and development assets spanning three continents and located in high-growth emerging economies, serving to mitigate collective operational and geopolitical risk.

  Strong African Presence and Expertise. Fekola is targeted, subject to a definitive feasibility study, to be the next construction project for B2Gold’s Otjikoto development team with a seamless transition after the scheduled commissioning of the Otjikoto mine in the fourth quarter of 2014.

  Strong Financial Position. Cash and cash equivalent assets on a pro forma basis as at March 31, 2014 of approximately $214.1 million which, in addition to continued strong cash flow from operations and unused debt capacity of $150 million ($125 million as at June 30, 2014) coupled with anticipated good access to capital, will allow B2Gold substantial flexibility for future development activities.

  Experienced Management Team. Proven combined management and technical personnel with extensive exploration, mine development, operating, in-country and financial expertise.

For additional reasons to support the Transaction, please see the section of this Information Circular entitled “The Transaction – Recommendation of the Board – Reasons for the Transaction”.

How is the Transaction being implemented?

The Transaction will be implemented by way of a court-approved scheme of arrangement under the Australian Corporations Act. Under the terms of the Transaction, B2Gold will acquire all of the issued and outstanding ordinary shares of Papillon, and each Papillon Shareholder will be entitled to receive, in exchange for each of their Papillon Shares, 0.661 B2Gold Shares. Based on the June 2, 2014 closing price of B2Gold common shares on the TSX (the last TSX trading day before the announcement of the Transaction) of $2.62, the implied value of the consideration was A$1.72 per Papillon ordinary share, representing a 20.6% premium to Papillon’s closing price on the ASX on May 23, 2014 and a 42.1% premium to Papillon’s 20-day volume weighted average trading price on the ASX as at May 23, 2014.

B2Gold Shareholders will continue to hold their existing B2Gold Shares. Papillon will become a 100%-owned subsidiary of B2Gold.

When does B2Gold expect the Transaction to be completed?

The completion of the Transaction is subject to several conditions that must be satisfied or waived (where applicable), including (among others): Papillon Shareholder Approval, B2Gold Shareholder Approval, obtaining the Court Orders, and satisfaction of governmental or regulatory conditions including no objections under Australia’s foreign investment policy, ASIC, TSX, ASX and NYSE MKT approvals. Assuming that all of the conditions to the Transaction are satisfied, B2Gold expects that the Transaction will be implemented on or about October 3, 2014.

What is the B2Gold Board view of the Transaction?

After careful consideration of the Transaction and the rationale set forth in “The Transaction – Recommendation of the Board - Reasons for the Transaction”, the B2Gold Board has unanimously RECOMMENDED that B2Gold Shareholders VOTE IN FAVOUR of the Papillon Merger Resolution.

Each member of the B2Gold Board has informed B2Gold that they intend to vote all B2Gold Shares over which they have control or direction in favour of the Papillon Merger Resolution.

Who will be President and Chief Executive Officer of B2Gold?

B2Gold’s current President and Chief Executive Officer, Clive Johnson, will remain as President and Chief Executive Officer of B2Gold following the completion of the Transaction.

Who will be on B2Gold’s Board?

B2Gold’s board will be comprised of the existing nine directors of B2Gold and Mark Connelly, an existing director of Papillon. See “B2Gold Following the Transaction - Directors and Officers” for a further description of each director’s profile.

What other conditions must be satisfied to complete the Transaction?

The Transaction is conditional upon, among other things, the satisfaction or waiver (where applicable) of the following:

•	the approval by B2Gold Shareholders of the Papillon Merger Resolution by a simple majority (50% plus one) of votes cast at the B2Gold Meeting, present in person or by proxy;

•	the approval of the Transaction by Papillon Shareholders, by:

	o	at least 75% of the total number of votes cast on the Papillon Resolution; and

o

unless the Court orders otherwise, a majority in number (more than 50%) of the total number of Papillon Shareholders present and voting, at the Papillon Shareholders’ Meeting (either in person or by proxy, corporate representative or attorney);

•	approval of the Transaction by the Court following the approval of the Transaction by Papillon Shareholders;

•	no objections under Australia’s foreign investment policy;

•	each of ASIC, ASX, TSX and NYSE MKT providing such consents, waivers, modifications, exemptions, approvals and doing other such acts necessary to implement the Transaction;

•	no Papillon Material Adverse Event, Papillon Prescribed Occurrence, B2Gold Material Adverse Event or B2Gold Prescribed Occurrence occurring; and

•	the conditional approval of the TSX to list the B2Gold Shares issuable in connection with the Transaction.

See the sections of this Information Circular entitled “The Merger Implementation Agreement - Conditions”, “The Transaction - Approvals” and “The Transaction - Regulatory Matters”.

Am I entitled to dissent rights?

No. B2Gold Shareholders are not entitled to dissent rights in connection with the actions to be taken at the B2Gold Meeting.

How will the Transaction affect my ownership and voting rights as a Shareholder of B2Gold?

As at the date of this Information Circular, 680,146,227 B2Gold Shares were issued and outstanding. In addition, there are B2Gold Options outstanding to acquire 41,379,293 B2Gold Shares, and B2Gold RSU’s convertible into 2,564,561 B2Gold Shares. If all of the Papillon Options issued and outstanding as at the date of this Information Circular are exercised prior to the implementation of the Transaction, B2Gold expects to issue a total of 238,307,824 B2Gold Shares to Papillon Shareholders, representing approximately 35.1% of the 678,656,061 B2Gold common shares outstanding as at June 3, 2014. If no further Papillon Options are exercised or cancelled prior to the implementation of the Transaction, expects to issue up to 237,391,135 B2Gold Shares in connection with the Transaction, representing approximately 35% of the 678,656,061 B2Gold common shares outstanding as at June 3, 2014, as more fully described under the headings “The Transaction - Treatment of Papillon Options” and

“Information Concerning Papillon – Description of the Capital Structure”.

Immediately following implementation of the Transaction (assuming no currently outstanding B2Gold Options or B2Gold RSUs are exercised or converted, as applicable, and assuming that no further Papillon Options are exercised or cancelled prior to the implementation of the Transaction), existing B2Gold Shareholders will hold approximately 74% of the issued and outstanding B2Gold Shares and former Papillon Shareholders will hold approximately 26% of the issued and outstanding B2Gold Shares. If all currently outstanding B2Gold Options and B2Gold RSUs were exercised or converted, the effect would be that existing B2Gold and Papillon securityholders would own approximately 75% and 25% of the issued and outstanding B2Gold Shares, respectively. B2Gold is seeking the approval of B2Gold Shareholders to issue up to 238,307,824 B2Gold Shares in connection with the Transaction.

Are there risks I should consider in connection with the Transaction?

Yes. A number of risk factors that you should consider in connection with the Transaction are described in the section of this Information Circular entitled “Risk Factors”.

Who is eligible to vote?

Holders of B2Gold Shares at the close of business (Vancouver time) on August 8, 2014 and their duly appointed representatives are eligible to vote.

How do I vote?

If you are eligible to vote and your B2Gold Shares are registered in your name, you can vote your B2Gold Shares in person at the B2Gold Meeting or by signing and returning your form of proxy by mail in the self-addressed envelope provided or by fax to the number indicated on the form or online at the website indicated on the form.

If your B2Gold Shares are not registered in your name but are held by a nominee (usually a bank, trust company, securities broker or other financial institution), please see “How do I vote if my B2Gold Shares are held in the name of an intermediary (a bank, trust company, securities broker, trustee or other holder)?”, below.

If you have any questions or require assistance in voting, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by e-mail at assistance@laurelhill.com.

What happens if I want to attend the B2Gold Meeting and vote in person?

If you are a registered B2Gold Shareholder and wish to vote in person, you may present yourself to a representative of the transfer agent at the B2Gold Meeting. Your vote will be taken and counted at the B2Gold Meeting. If you wish to vote in person at the B2Gold Meeting, do not complete or return the form of proxy.

If you are a Beneficial Shareholder and you wish to vote in person at the B2Gold Meeting, insert your own name in the space provided (appointee section) on the form of proxy or voting instruction form sent to you with the Information Circular. In doing so, you are instructing your nominee to appoint you as proxyholder. Complete the form by following the return instructions provided by your nominee. Do not otherwise complete the form as you will be voting in person at the B2Gold Meeting. You should present yourself to a representative of the transfer agent upon arrival at the B2Gold Meeting.

How do I know if I am a “registered” shareholder or a “beneficial” shareholder?

B2Gold Shareholders may be “registered B2Gold Shareholders” or “Beneficial Shareholders”. If a B2Gold Shareholder’s name appears on a physical share certificate, such B2Gold Shareholder is a “registered B2Gold Shareholder”. If a B2Gold Shareholder holds B2Gold Shares through an intermediary, such as a bank, trust company, securities dealer, broker or other nominee or a clearing agency, such B2Gold Shareholder is a “Beneficial Shareholder” and he or she will not have a physical share certificate. Such Beneficial Shareholder will typically have an account statement from his or her bank or broker as evidence of his or her B2Gold Share ownership.

What constitutes a quorum at the B2Gold Meeting?

A quorum for the B2Gold Meeting is at least two or more registered B2Gold Shareholders holding at least five per cent (5%) of the voting share capital of B2Gold present in person or by proxy. No business shall be transacted at the B2Gold Meeting unless a quorum is present at the commencement of the B2Gold Meeting. If a quorum is present at the commencement of the B2Gold Meeting, a quorum shall be deemed to be present during the remainder of the B2Gold Meeting.

Who is soliciting my proxy?

The management of B2Gold is soliciting your proxy. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of B2Gold and Laurel Hill Advisory Group, B2Gold’s proxy solicitation agent. The cost of the solicitation will be borne by B2Gold. If you have any questions or require assistance in voting, please contact Laurel Hill Advisory Group at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by e-mail at assistance@laurelhill.com.

What do I do with my completed form of proxy?

Registered B2Gold Shareholders are encouraged to complete and return the enclosed form of proxy if they are not able to attend the B2Gold Meeting. Sending in a form of proxy will not prevent a registered B2Gold Shareholder from subsequently voting in person at the B2Gold Meeting. Proxies must be received by Computershare Investor Services Inc. by 2:00 p.m. (Vancouver Time) on September 10, 2014, or not less than 48 hours before the commencement of any adjournment of the B2Gold Meeting. A registered B2Gold Shareholder must return the completed proxy to the transfer agent as follows:

(a)	by mail or personal delivery to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON, M5J 2Y1; or

(b)	by fax to Computershare Investor Services Inc., the attention of the Proxy Department at:

	(i)	(416) 263-9524; or

	(ii)	1-866-249-7775, toll free within Canada and the U.S.

Registered B2Gold Shareholders may also vote as follows:

(c)

by telephone by calling 1-866-732-8683 toll-free (within Canada or the U.S.) from a touch tone telephone and referring to your control number provided on the proxy that was delivered to you (for a telephone number for use outside of Canada or the U.S. see the form of proxy); or

(d)

over the internet by going to www.investorvote.com and following the online voting instructions given to you over the internet and referring to your control number provided on the proxy that was delivered to you.

If you are a Beneficial Shareholder, instead of a form of proxy you may find enclosed a voting instruction form - please see the section of this Information Circular entitled “Voting by Proxies” for instructions on how to ensure you are represented at the B2Gold Meeting.

If you have any questions or require assistance in voting, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by e-mail at assistance@laurelhill.com.

If I change my mind, can I take back my proxy once I have given it?

A B2Gold Shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by the proxy. A B2Gold Shareholder may revoke a proxy by depositing an instrument of revocation in writing, executed by him or her or his or her attorney, authorized in writing: (a) at the office of Computershare up to and including the last business day preceding the day of the B2Gold Meeting at which the proxy is to be used; (b) at the registered office of B2Gold up to and including the last business day preceding the day of the B2Gold Meeting at which the proxy is to be used; or (c) with the Chairman of the B2Gold Meeting on the day of the B2Gold Meeting (prior to the commencement of the B2Gold Meeting).

The written notice of revocation may be executed by the B2Gold Shareholder or by an attorney who has that B2Gold Shareholder’s written authorization. If the B2Gold Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

In addition, a proxy may be revoked by the B2Gold Shareholder executing another form of proxy bearing a later date and depositing the same at the offices of Computershare prior to the deadline for depositing proxies set out above or by the B2Gold Shareholder personally attending the B2Gold Meeting, identifying himself or herself to the scrutineer as a registered B2Gold Shareholder as of the Record Date, present in person, and voting his or her B2Gold Shares.

A proxy may also be revoked by any other method permitted by applicable law.

How will my B2Gold Shares be voted if I give my proxy?

The B2Gold Shares represented by a properly executed and deposited proxy will be voted on any poll that may be called for or required by law and, if the B2Gold Shareholder specifies a choice with respect to any matter to be acted upon, the B2Gold Shares will be voted (or withheld from voting, as the case may be) accordingly. If a choice with respect to such matters is not clearly specified, your proxyholder can vote your B2Gold Shares as he or she thinks fit. If a B2Gold Shareholder appoints the persons designated by management in the form of proxy as his or her proxyholder, such proxyholders will, unless you give contrary instructions, vote the B2Gold Shares represented by the proxy FOR the Papillon Merger Resolution.

A B2Gold Shareholder desiring to appoint some other person or company (who need not be a B2Gold Shareholder) to represent him or her at the B2Gold Meeting may do so, either by striking out the printed names of the persons designated on the enclosed form of proxy and inserting the desired person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy.

What if amendments are made to these matters or other business is brought before the B2Gold Meeting?

The accompanying form of proxy confers discretionary authority on the persons named in it as proxyholders with respect to amendments to or variations in matters described in the accompanying Notice of Special Meeting and other matters that may properly come before the B2Gold Meeting, or any adjournment or postponement thereof. As at the date of this Information Circular, management of B2Gold is not aware of any such amendments, variations or other matters. If such should occur, the proxyholder will vote thereon in accordance with its best judgment, exercising discretionary authority.

How many B2Gold Shares are entitled to vote?

As at August 8, 2014, the Record Date for the B2Gold Meeting, there were 680,146,227 B2Gold Shares outstanding, each carrying the right to one vote.

How do I vote if my B2Gold Shares are held in the name of an intermediary (a bank, trust company, securities broker, trustee or other holder)?

Only registered holders of B2Gold Shares, or the persons they appoint as proxyholders, are permitted to attend and vote at the B2Gold Meeting. If your B2Gold Shares are held in an account with a bank, trust company, securities broker, trustee or other financial institution, they will not be registered in your name and instead will be registered in the name of an intermediary or a clearing agency in which an intermediary participates (such as CDS Clearing and Depository Services Inc.). B2Gold has distributed copies of this Information Circular to intermediaries for distribution to Beneficial Shareholders. Intermediaries are required to deliver these materials to all Beneficial Shareholders who have not waived their rights to receive these materials, and to seek instructions as to how to vote their B2Gold Shares. Beneficial Shareholders who receive meeting materials will have received from their intermediary either a request for voting instructions or a form of proxy for the number of B2Gold Shares they hold unless they have instructed their intermediary otherwise. Each intermediary has its own signing and return instructions, which Beneficial Shareholders should carefully follow to ensure their B2Gold Shares will be voted.

If you are a Beneficial Shareholder and wish to (i) vote in person at the B2Gold Meeting, (ii) change voting instructions given to your intermediary, or (iii) revoke voting instructions given to your intermediary and vote in person at the B2Gold Meeting, please follow the instructions given by your intermediary or contact your intermediary to discuss what procedure to follow. You may also contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by e-mail at assistance@laurelhill.com.

GLOSSARY OF TERMS

“ASIC” means the Australian Securities & Investments Commission;

“ASX” means ASX Limited (ABN 98 008 624 691) or the Australian Securities Exchange, as appropriate;

“ASX Listing Rules” means the official listing rules of ASX;

“Australian Accounting Standards” has the meaning given to it in section 9 of the Australian Corporations Act;

“Australian Corporations Act” means the Corporations Act 2001 (Cth);

“B2Gold” means B2Gold Corp., a company amalgamated under the laws of British Columbia, together with its subsidiaries, as the context requires;

“B2Gold Board” means the board of directors of B2Gold, as the same is constituted from time to time;

“B2Gold Group” means B2Gold and its Related Entities as at the date of this Information Circular;

“B2Gold Material Adverse Event” means one or more changes, events, occurrences, facts or matters (including for the avoidance of doubt any actions of Regulatory Authorities) which, whether individually or when aggregated with all such changes, events, occurrences or matters of a like kind, has had or is reasonably likely to have:

1.

the effect of a diminution in the consolidated gross assets of the B2Gold Group, taken as a whole from that shown on B2Gold’s balance sheet as at December 31, 2013 (calculated on the basis of Canadian GAAP), of at least $120 million; or

2.

the result that the business, trading or financial position, assets and material licences of the B2Gold Group are materially adversely affected; provided that, there will only be a material adverse effect under this paragraph 2 if the relevant change, event, occurrence, fact or matter is reasonably likely to have an effect over a material period of time (and for the avoidance of doubt, a mere diminution in the value of consolidated gross assets below $120 million (as calculated under paragraph 1 above) will not, of itself, be a material adverse event), other than those changes, events, occurrences or matters:

3.	required or permitted by the Merger Implementation Agreement, the Merger or transactions contemplated by them;

4.	that took place with the written consent of Papillon;

5.	that B2Gold fully and fairly disclosed to Papillon in accordance with the Merger Implementation Agreement;

6.

that are or that arise from: (a) changes in world gold prices or exchange rates; (b) general changes in economic, political or business conditions; or (c) changes in law, regulation or policy of Regulatory Authorities in jurisdictions in which the B2Gold Group operates, in each case, which impact producers of, or explorers for, gold in a similar matter, but excluding for the avoidance of doubt changes in government, civil disorder, political coup, a declaration of a state of emergency, and changes in law, regulation or policy of Regulatory Authorities in jurisdictions in which the B2Gold Group operates which are directed at the B2Gold Group’s existing operations or which changes affect the B2Gold Group disproportionately more than other similar entities; or

7.	arising from changes to Canadian GAAP or the interpretation of those principles by any professional body or Regulatory Authority.

For the avoidance of doubt, a fall in B2Gold’s share price will not of itself alone constitute a B2Gold Material Adverse Event;

“B2Gold Meeting” means the special meeting of shareholders of B2Gold to be held on September 12, 2014 at 2.00 p.m. (Vancouver time), including any postponement or adjournment thereof;

“B2Gold Option Plan” means the amended and restated stock option plan of B2Gold dated May 14, 2014;

“B2Gold Options” means the outstanding options to purchase B2Gold Shares granted pursuant to the B2Gold Option Plan;

“B2Gold Prescribed Occurrence” means other than:

1.	as required by the Merger Implementation Agreement, the Merger or the Deed Poll;

2.	matters which have been fully and fairly disclosed by B2Gold to Papillon in accordance with the Merger Implementation Agreement; or

3.	as agreed to in writing by Papillon,

the occurrence of any of the following between the date of the Merger Implementation Agreement and 8:00 a.m. (WST) on the Second Court Date:

1.	B2Gold converting all or any of its shares into a larger or smaller number of shares;

2.

any member of the B2Gold Group (other than a direct or indirect wholly-owned subsidiary of B2Gold) resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

3.	any member of the B2Gold Group (other than a direct or indirect wholly-owned subsidiary of B2Gold):

	a.	entering into a buy-back agreement; or

	b.	resolving to approve the terms of a buy-back agreement;

4.

any member of the B2Gold Group declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its shareholders (other than a direct or indirect wholly-owned subsidiary of B2Gold declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to B2Gold or to another direct or indirect wholly owned subsidiary of B2Gold);

5.	except as disclosed in the B2Gold budget that has been provided to Papillon, a member of the B2Gold Group:

a.

entering into any contract or commitment (including in respect of Financial Indebtedness) requiring payments by the B2Gold Group in excess of $10,000,000 (individually or in aggregate) other than any payment required by law; or

	b.	(without limiting the foregoing) incurring or agreeing to incur capital expenditure from the date of the Merger Implementation Agreement of more than $10,000,000 (individually or in aggregate);

6.

any member of the B2Gold Group entering into a contract or commitment that materially restrains B2Gold or that related entity from competing with any person or conducting activities in any material market;

7.	any member of the B2Gold Group issuing B2Gold securities (including with rights of conversion to B2Gold Shares), other than an issue of B2Gold Shares that is:

	a.	(along with all other issues under this exclusion) up to C$200,000,000;

	b.	at a price per B2Gold Share or security that is not less than the VWAP of B2Gold Shares on the TSX over the 30 trading day period prior to the date of the Merger Implementation Agreement; and

	c.	that is announced on or before the Second Court Date,

and in all cases excluding an issue of any shares or other securities: (a) by a direct or indirect wholly- owned subsidiary of B2Gold to B2Gold or to another direct or indirect wholly-owned subsidiary of the B2Gold; (b) upon or pursuant to the exercise of a B2Gold option or B2Gold RSU or conversion of a convertible note disclosed to Papillon in accordance with the Merger Implementation Agreement; (c) to directors, officers and employees under an existing securities compensation plan in the ordinary course of business; or (d) as Papillon consents to in writing;

8.	B2Gold making any change to its notice of articles or articles without the consent of Papillon (such consent not to be unreasonably withheld or delayed);

9.	material member of the B2Gold Group disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

10.

the Canadian Securities Authorities, or any of them, issue a temporary or permanent cease trading order prohibiting the trading in any class of securities of B2Gold that has not been lifted or remedied by 8:00 a. m. (WST) on the Second Court Date; or

11.	if a B2Gold Insolvency Event occurs;

“B2Gold Recommendation” has the meaning given to it in the section of this Information Circular entitled “The Merger Implementation Agreement – Board Recommendations and Intentions”;

“B2Gold Reimbursement Fee Amount” means $5,700,000;

“B2Gold RSU” means a restricted share unit of B2Gold, which is convertible into one B2Gold Share in accordance with the terms of the RSU Plan;

“B2Gold Shareholder Approval” means the approval by the B2Gold Shareholders of the Papillon Merger Resolution, in accordance with the policies of the TSX and the BCBCA;

“B2Gold Shareholders” means the holders of B2Gold Shares;

“B2Gold Shares” means the fully-paid common shares in the capital of B2Gold;

“BCBCA” means the Business Corporations Act (British Columbia);

“Beneficial Shareholder” means a non-registered B2Gold Shareholder or, more specifically, a B2Gold Shareholder that holds its/his/her B2Gold Shares through an intermediary such as a bank, broker or other nominee;

“Broadridge” means Broadridge Financial Solutions Inc.;

“Business Day” means a day that is not a Saturday, Sunday, bank holiday or public holiday in Vancouver, British Columbia or Western Australia;

“Canaccord Genuity” means Canaccord Genuity Corp., financial advisor to B2Gold;

“Canadian GAAP” means generally accepted accounting principles in Canada, including IFRS;

“Canadian Securities Authorities” means the applicable securities regulatory authority in each of the provinces of Canada;

“Cancellation Consideration” means the consideration to be provided to holders of Papillon Options, calculated as follows:

(A-B)/C x D

where:

A is C$1.8871 (0.661 of the 20 day VWAP of B2Gold Shares traded on the TSX at the end of June 2, 2014)

B is C$ value of the exercise price of the Papillon Option in the relevant tranche, at the exchange rate on June 2, 2014 of 1.007

C is C$2.62, being the closing price of B2Gold Shares traded on the TSX on June 2, 2014

D is the number of Papillon Options in the relevant tranche

Where the number of B2Gold Shares to be issued is not a whole number, the number of B2Gold Shares to be issued will be rounded down to the nearest whole number. See “Information Concerning Papillon – Papillon Options”;

“Competing Proposal” means any proposal or offer received by Papillon, any member of the Papillon Group or a Papillon Shareholder from a third party (other than B2Gold or its Related Entities) to evaluate or enter into any transaction that is similar to the Merger or under which (other than as required or contemplated by the Merger):

1.

other than with respect to on-market purchases of Papillon Shares with no involvement by Papillon (or a Related Entity of Papillon), a person would acquire a relevant interest or voting power in 10% or more of Papillon Shares or of the securities of any member of the Papillon Group;

2.

a person would enter into, buy, dispose of, terminate or otherwise deal with any cash settled equity swap or other synthetic, economic or derivative transaction connected with or relating to 10% or more of Papillon Shares or of the securities of any member of the Papillon Group;

3.

a person would directly or indirectly acquire or obtain an interest (including an economic interest) in all or a substantial part or material part of the business conducted by, or property of, Papillon or any member of the Papillon Group;

4.	a person would acquire control of Papillon or any member of the Papillon Group;

5.

a person may otherwise acquire, or merge with, Papillon or any member of the Papillon Group (including by way of takeover bid, scheme of arrangement, capital reduction, sale of assets, sale of securities, strategic alliance, dual listed company structure or joint venture); or

6.	Papillon will issue, on a fully diluted basis, 10% or more of its capital as consideration for the assets or share capital or another person,

or any proposal by Papillon to implement any material reorganisation of capital or dissolution. The variation of a proposal or offer constitutes a proposal or offer for the purposes of this definition;

“Computershare” means Computershare Investor Services Inc.;

“Confidentiality Agreement” means the confidentiality agreement between B2Gold and Papillon dated January 16, 2014;

“Control” has the meaning given to that term in Section 50AA of the Australian Corporations Act;

“Court” means the Federal Court of Australia;

“Court Orders” means the orders of the Court under Section 411(4)(b) of the Australian Corporations Act (and, if applicable, Section 411(6) and Section 411(12) of the Australian Corporations Act in relation to the Merger);

“Deed Poll” means the deed poll dated June 3, 2014 executed by B2Gold in favour of Papillon Shareholders and under which, amongst other things, B2Gold agrees to provide the consideration to each Papillon Shareholder at the Papillon Record Date;

“DFS” means definitive feasibility study;

“Effective” means the coming into effect, pursuant to Section 411(10) of the Australian Corporations Act, of the orders of the Court under Section 411(4)(b) (and, if applicable, Section 411(6) of the Australian Corporations Act), in relation to the Merger;

“Effective Date” means the date on which the Merger becomes Effective;

“Electing Small Scheme Participant” means Small Scheme Participants who elect to have all (but not a portion only) of their B2Gold Shares be allotted to and sold by the Sale Agent;

“Exclusivity Period” means the period commencing on June 3, 2014 and ending on the earlier of the date of the termination of the Merger Implementation Agreement, the Implementation Date or the Sunset Date;

“FATA” means the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth);

“Financial Indebtedness” means any debt or other monetary liability (whether actual or contingent) in respect of moneys borrowed or raised or any financial accommodation including under or in respect of any:

(a)	bill, bond, debenture, note or similar instrument;

(b)	acceptance, endorsement or discounting arrangement;

(c)	guarantee;

(d)	financial or capital lease;

(e)	agreement for the deferral of a purchase price or other payment in relation to the acquisition of any asset or service; or

(f)	obligation to deliver goods or provide services paid in advance by any financier, other than in the ordinary course of business;

“FIRB” means the Foreign Investment Review Board of Australia;

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board;

“Implementation Date” means October 3, 2014, or such other date as Papillon and B2Gold agree;

“Independent Expert” means BDO Corporate Finance (WA) Pty Ltd (ABN 27 124 031 045);

“Ineligible Jurisdiction” means any place outside Australia and its external territories, New Zealand, the United Kingdom, France, Canada and the United States;

“Ineligible Shareholders” means a Papillon Shareholder whose address shown in the share register of Papillon Shareholders is in an Ineligible Jurisdiction;

“Information Circular” means this management information circular, including all schedules and appendices hereto;

“Insolvency Event” means in relation to a person:

1.

the person is or becomes unable to pay its debts as and when they fall due within the meaning of the Australian Corporations Act is or is otherwise presumed to be insolvent under the Australian Corporations Act, or would be presumed to be insolvent if the Australian Corporations Act applied;

2.	the person suspends or threatens to suspend payment of its debts generally;

3.

the calling of a meeting to consider a resolution to wind up the person (other than where the resolution is frivolous or cannot reasonably be considered to be likely to lead to the actual winding up of the person) or the making of an application or the making of any order, or the passing of any resolution, for the winding up, liquidation or bankruptcy of the party other than where the application or order (as the case may be) is set aside within 14 days;

4.

the appointment of a provisional liquidator, liquidator, receiver or a receiver and manager or other insolvency official (whether under Australian law or foreign law) to the person or to the whole or a substantial part of the property or assets of the person;

5.	the appointment of an administrator to the person;

6.	the entry by a person into any compromise or arrangement with creditors; or

7.	the person ceases or threatens to cease to carry on business;

“JORC Code” means the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 edition;

“Macquarie” means Macquarie Capital Markets, financial advisor to Papillon;

“Merger” means the proposed scheme of arrangement under Part 5.1 of the Australian Corporations Act, between Papillon and Papillon Shareholders, subject to and in accordance with the Merger Implementation Agreement;

“Merger Implementation Agreement” means the merger implementation agreement dated June 3, 2014 between Papillon and B2Gold, as the same may be further amended or supplemented from time to time;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers;

“Notice of Special Meeting” means the Notice of Special Meeting of B2Gold Shareholders accompanying this Information Circular;

“NSX” means the Namibian Stock Exchange;

“NYSE MKT” means NYSE MKT LLC;

“Option Cancellation Letter” means the cancellation letter entered into between each of the Papillon Optionholders with both of Papillon and B2Gold;

“Papillon” means Papillon Resources Limited, ACN 119 655 891, a corporation incorporated pursuant to the laws of Australia;

“Papillon Board” means the board of directors of Papillon as the same is constituted from time to time;

“Papillon Group” means Papillon and its Related Entities;

“Papillon Material Adverse Event” means one or more changes, events, occurrences, facts or matters (including for the avoidance of doubt any actions of Regulatory Authorities) which, whether individually or when aggregated with all such changes, events, occurrences or matters of a like kind, has had or is reasonably likely to have:

1.

the effect of a diminution in the consolidated gross assets of the Papillon Group taken as a whole from that shown on Papillon’s balance sheet as at June 30, 2013 (calculated on the basis of applicable accounting principles), of at least A$25,000,000; or

2.

the result that the business, trading or financial position, assets and material licences of the Papillon Group are materially adversely affected provided that, there will only be a material adverse effect under this paragraph 2 if the relevant change, event, occurrence, fact or matter is reasonably likely to have an effect over a material period of time (and for the avoidance of doubt, a mere diminution in the value of consolidated gross assets below A$25,000,000 (as calculated under paragraph 1 above) will not, of itself, be a material adverse event), other than those changes, events, occurrences or matters:

3.	required or permitted by the Merger Implementation Agreement, the Merger or transactions contemplated by them;

4.	that took place with the written consent of B2Gold;

5.	that Papillon fully and fairly disclosed to B2Gold in accordance with the Merger Implementation Agreement;

6.

that are or that arise from: (a) changes in world gold prices or exchange rates; (b) general changes in economic, political or business conditions; or (c) from changes in law, regulation or policy of Regulatory Authorities in jurisdictions in which the Papillon Group operates, in each case, which impact producers of, or explorers for, gold in a similar matter, but excluding for the avoidance of doubt changes in government, civil disorder, political coup, a declaration of a state of emergency, and changes in law, regulation or policy of Regulatory Authorities in jurisdictions in which either any member of the Papillon Group operates which are directed at the Papillon Group’s existing operations or which changes affect the Papillon Group disproportionately more than other entities; or

7.	arising from changes to any generally accepted accounting principles in Australia or the interpretation of those principles by any professional body or Regulatory Authority.

For the avoidance of doubt, a fall in Papillon’s share price will not itself constitute a Papillon Material Adverse Event;

“Papillon Merger Resolution” means the resolution of B2Gold Shareholders approving the issuance of the B2Gold Shares, as more particularly described in Schedule A;

“Papillon Optionholders” means the holders of Papillon Options;

“Papillon Options” means the outstanding options to purchase Papillon Shares;

“Papillon Prescribed Occurrence” means other than:

1.	as required by the Merger Implementation Agreement or the Merger;

2.	matters which have been fully and fairly disclosed to B2Gold in accordance with the Merger Implementation Agreement; or

3.	as agreed to in writing by B2Gold,

the occurrence of any of the following between the date of the Merger Implementation Agreement and 8:00 a.m. (WST) on the Second Court Date:

1.	Papillon converting all or any of its shares into a larger or smaller number of shares;

2.	any member of the Papillon Group resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

3.	any member of the Papillon Group:

	a.	entering into a buy-back agreement; or

	b.	resolving to approve the terms of a buy-back agreement under the Australian Corporations Act;

4.	any member of the Papillon Group declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its members;

5.

a member of the Papillon Group issuing securities, including without limitation shares, or granting an option (over its shares, or agreeing to make such an issue or grant such an option other than to Papillon or to a direct or indirect wholly-owned subsidiary of Papillon or pursuant to the exercise on an option disclosed to ASX prior to the date of the Merger Implementation Agreement), including pursuant to a dividend reinvestment or other share plan;

6.

a member of the Papillon Group issuing or agreeing to issue securities convertible into, or giving rights to be issued, Papillon Shares, including pursuant to the Papillon Performance Rights Plan, a dividend reinvestment or other share plan;

7.

Papillon or the Papillon Board amending, adding to, revoking or substituting all or any of the Rules of the Papillon Performance Rights Plan on the terms of any Performance Rights granted under the Papillon Performance Rights Plan, in any respect;

8.	a member of the Papillon Group making any change to its constitution;

9.	a member of the Papillon Group disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

10.	a member of the Papillon Group:

	a.	acquiring, leasing or disposing of;

	b.	agreeing to acquire, lease or dispose of; or

c.	irrevocably offering, proposing, announcing a bid or tendering for, any business, assets, entity or undertaking, the value of which exceeds A$2,000,000 (individually or in aggregate);

11.	a member of the Papillon Group entering into a contract or commitment that materially restrains that member from competing with any person or conducting activities in any material market;

12.

a member of the Papillon Group creating, or agreeing to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property other than a lien which arises by operation of law or legislation securing an obligation that is not yet due;

13.	except as disclosed in the Papillon budget that has been provided to B2Gold, a member of the Papillon Group:

a.

entering into any contract or commitment (including in respect of Financial Indebtedness) requiring payments by the Papillon Group in excess of A$2,000,000 (individually or in aggregate) other than any payment required by law;

	b.	(without limiting the foregoing) incurring or agreeing to incur capital expenditure from the date of the Merger Implementation Agreement of more than A$2,000,000 (individually or in aggregate);

	c.	waiving any material third party default where the financial impact on the Papillon Group will be in excess of A$1,000,000 (individually or in aggregate);

d.

accepting as a compromise of a matter less than the full compensation due to a member of the Papillon Group where the result of the compromise is that the member will receive an amount which is more than A$1,000,000 (individually or in aggregate) less than the amount of full compensation; or

	e.	otherwise waiving, releasing, granting or transferring any rights with a value of more than A$1,000,000 (individually or in aggregate);

14.

other than pursuant to commitments that existed prior to the date of the Merger Implementation Agreement, a member of the Papillon Group providing financial accommodation other than to members of the Papillon Group, (irrespective of what form of Financial Indebtedness that accommodation takes) in excess of A$1,000,000 (individually or in aggregate);

15.

a member of the Papillon Group entering into any agreement, arrangement or transaction with respect to derivative instruments which relate to the price of gold or to interest rates (including, but not limited to, swaps, futures contracts, forward commitments, commodity derivatives or options) or similar instruments;

16.	an Insolvency Event occurs in relation to any member of the Papillon Group;

17.

a member of the Papillon Group entering into or resolving to enter into a transaction with any related party of Papillon (other than a related party which is a Papillon related entity) as defined in section 228 of the Australian Corporations Act which would require shareholder approval under Chapter 2E of the Australian Corporations Act or under Chapter 10 of the ASX Listing Rules;

18.

a member of the Papillon Group being deregistered as a company or otherwise dissolved except in the case of a Papillon related entity with less than A$500,000 (individually or in aggregate) in net assets as at the date of the Merger Implementation Agreement;

19.

a member of the Papillon Group amending in any material respect any arrangement with Macquarie, or entering into arrangements with a new financial advisor which arrangements with any such new financial advisor may involve the payment of fees of in excess of A$500,000 (individually or in aggregate), in respect of the Merger;

20.

a member of the Papillon Group changing any accounting policy applied by them to report their financial position other than any change in policy required by a change in Australian Accounting Standards; or

21.

the updated due diligence report in respect of Papillon’s Fekola project in Mali is not provided to Papillon and B2Gold by the Second Court Date, or the updated report as received by Papillon and B2Gold does not provide that:

	a.	Songhoi Resources SARL (or another Papillon Group company) is the registered holder of the exploitation permit;

	b.	the exploitation permit referred to in paragraph 21(a) above is in good standing; and

c.

no privileges or pledges, arising from any matter which B2Gold was not aware of at the date of the Merger Implementation Agreement, are registered with the Commercial Court against Songhoi Resources SARL’s property or the property of the relevant Papillon related entity which holds the exploitation permit referred to in paragraph 21(a) above, as the case may be;

“Papillon Recommendation” has the meaning given to it in the section of this Information Circular entitled “The Merger Implementation Agreement – Board Recommendations and Intentions”;

“Papillon Record Date” means 5:00 p.m. (WST) on the third Business Day following the Effective Date or such other date (after the Effective Date) as Papillon and B2Gold agree in writing;

“Papillon Register” means the share register of Papillon kept in accordance with the Australian Corporations Act;

“Papillon Reimbursement Fee Amount” means $5,700,000;

“Papillon Resolution” means the resolution to be proposed to the Papillon Shareholders at the Papillon Shareholders’ Meeting to approve the Merger;

“Papillon Shareholder Approval” means approval of the Merger by the requisite majorities under the Australian Corporations Act and, if necessary, the cancellation of the Papillon Options in consideration of the cancellation consideration in accordance with ASX Listing Rule 6.32.2;

“Papillon Shareholders” means the holders of Papillon Shares;

“Papillon Shareholders’ Meeting” means the meeting of Papillon Shareholders to be ordered by the Court to be convened under Section 411(1) of the Australian Corporations Act in relation to the Merger, and includes any adjournment of that meeting;

“Papillon Shares” means the fully-paid ordinary shares in the capital of Papillon;

“Performance Rights” means the performance rights issued by Papillon under its Performance Rights Plan approved by Papillon Shareholders on April 10, 2014;

“PFS” means pre-feasibility study;

“Raymond James” means Raymond James Ltd., financial advisor to B2Gold;

“Record Date” means the record date to determine the entitlement of B2Gold Shareholders to vote at the B2Gold Meeting, being August 8, 2014;

“Regulatory Approval” means before 5:00 p.m. (WST) on the Business Day before the Second Court Date:

1.	FIRB:

(a)

the Treasurer of Australia or his delegate notifies B2Gold in writing that there are no objections in terms of foreign investment policy of the Australian government to the acquisition by B2Gold of the Papillon Shares under the Merger, or is subject to conditions that Papillon and B2Gold, acting reasonably, consider to be acceptable; or

(b) the Treasurer of Australia becomes precluded by passage of time from making any order under Part II of the FATA in respect of the acquisition by B2Gold of the Papillon Shares under the Merger;

2.	ASIC: ASIC issues or provides such consents or approvals or does such other acts which the parties agree are reasonably necessary or desirable to implement the Merger;

3.

ASX: ASX issues or provides such consents or approvals or does such other acts which the parties agree are reasonably necessary to implement the Merger and to enable the Papillon Options to be cancelled in consideration for the Cancellation Consideration;

4.	TSX: conditional approval from the TSX to the listing of the B2Gold Shares to be issued pursuant to the Merger and the B2Gold Shares comprising the Cancellation Consideration;

5.	NYSE MKT: approval from the NYSE MKT to the listing of the B2Gold Shares to be issued pursuant to the Merger and the B2Gold Shares comprising the Cancellation Consideration; and

6.

all other regulatory approvals required to implement the Merger being granted or obtained and those regulatory approvals not being withdrawn, cancelled, revoked or varied in a manner that is materially adverse to the parties;

“Regulatory Authority” means: (a) a government or governmental, semi-governmental, administrative, fiscal or judicial entity or authority; (b) a minister, department, office, commission, delegate, instrumentality, tribunal, agency, board, authority or organisation of any government; (c) any regulatory organisation established under statute, and; (d) in particular, ASX, ASIC, TSX, NYSE MKT and the applicable Canadian securities regulatory authorities;

“Related Entity” means, in relation to a party, any entity that is related to that party within the meaning of section 50 of the Australian Corporations Act or which is an economic entity (as defined in any approved Australia accounting standard) that is Controleld by that party;

“Sale Agent” means the person or persons appointed by B2Gold to sell the B2Gold Shares attributable to Electing Small Scheme Participants and Ineligible Shareholders in accordance with the Sale Facility;

“Sale Facility” means the sale facility under which B2Gold Shares attributable to Electing Small Scheme Participants and Ineligible Shareholders may be sold;

“SEC” means the United States Securities and Exchange Commission;

“Second Court Date” means the day on which an application made to the Court by Papillon for an order pursuant to Section 411(4)(b) of the Australian Corporations Act approving the Merger is heard, or if the hearing of such application is adjourned or subject to appeal for any reason, the day on which the adjourned hearing or appealed application is heard;

“Senior Executive” means any of Papillon’s directors or employees with an existing annual total fixed remuneration greater than A$100,000;

“Small Scheme Participant” means a registered Papillon Shareholder as at 5:00 p.m. (WST) on the Papillon Record Date (other than B2Gold) whose address is in Australia and who is to be issued equal to or less than 132,200 B2Gold Shares in aggregate;

“Sunset Date” means November 30, 2014, or such later date as agreed in writing between B2Gold and Papillon;

“Superior Offer” means a bona fide Competing Proposal that the Papillon Board, acting reasonably and in good faith, and after taking advice from its legal and financial advisors, determines:

(a)

is reasonably capable of being valued and completed on a timely basis, taking into account all aspects of the Competing Proposal and the person making it, including without limitation having regard to legal, regulatory and financial matters and any conditions precedent; and

(b)

would or would be reasonably likely, if completed in accordance with its terms, to be more favourable to Papillon Shareholders than the Merger, after taking into account all of the terms and conditions of, and the identity, reputation and standing of the person making, the Competing Proposal;

“Third Party Bidder” means any person or persons taking any of the actions below, or on whose behalf such actions was taken:

(a)

making an approach, inquiry or proposal to, or making any attempt or intending on the behalf of any Person to initiate or continue any negotiations or discussions with Papillon or any of its representatives with respect to, or what could reasonably be expected to lead to, a Competing Proposal whether unsolicited or otherwise;

(b)

making any proposal, whether written or otherwise, to Papillon, its representatives or any of its subsidiaries or their representatives, in connection with a Competing Proposal or a proposed or potential Competing Proposal, whether solicited or otherwise, or to whom Papillon intends to provide information following any request for information relating to Papillon or any of its related entities or any of their businesses or operations, or any request for access to the books or records of Papillon or any of its related entities, which Papillon has reasonable grounds to suspect may relate to a current or future Competing Proposal;

“Transaction” means the acquisition by B2Gold of all of the Papillon Shares by means of the Merger in accordance with the terms of the Merger Implementation Agreement and the cancellation of the Papillon Options for the Cancellation Consideration;

“TSX” means the Toronto Stock Exchange;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“VWAP” means the volume weighted average price; and

“WST” means Western Standard Time in Australia.

B2GOLD CORP.
MANAGEMENT INFORMATION CIRCULAR

Dated as of August 11, 2014

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of B2Gold for use at the B2Gold Meeting to be held on September 12, 2014 at 2:00 p.m. (Vancouver time) in the Prince of Wales Room, Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia or at any adjournment or postponement thereof for the purposes set forth in the accompanying Notice of B2Gold Meeting. While it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by the directors, officers and regular employees of B2Gold at a nominal cost to B2Gold.

Laurel Hill Advisory Group is acting as B2Gold’s proxy solicitation agent. If you have any questions or require assistance in voting your proxy, please contact Laurel Hill Advisory Group at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by e-mail at assistance@laurehill.com. B2Gold will be paying Laurel Hill a fee of approximately C$35,000 plus out-of-pocket expenses.

The cost of solicitation will be borne by B2Gold. Except as required by statute, regulation or policy thereunder, B2Gold does not reimburse shareholders, nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute each forms of proxy.

Each director of B2Gold has confirmed to B2Gold that he will vote all B2Gold Shares over which he has ownership, control or direction, directly or indirectly, in favour of the Papillon Merger Resolution.

VOTING BY PROXIES

The form of proxy accompanying this Information Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of B2Gold Meeting and any other matters that may properly come before the B2Gold Meeting. As at the date of this Information Circular, management is not aware of any such amendments or variations, or of other matters to be presented for action at the B2Gold Meeting.

If the instructions in a proxy given to management are certain, the B2Gold Shares represented by proxy will be voted or withheld from voting in accordance with the instructions of the B2Gold Shareholder on any poll as specified in the proxy with respect to the matter to be acted on. If a choice is not so specified with respect to any such matter, the B2Gold Shares represented by a proxy given to management are intended to be voted in favour of the resolutions referred to in the form of proxy accompanying this Information Circular. A B2Gold Shareholder has the right to appoint a person (who need not be a B2Gold Shareholder) to attend and act for him or her and on his or her behalf at the B2Gold Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated.

Registered B2Gold Shareholders are encouraged to complete and return the enclosed form of proxy if they are not able to attend the B2Gold Meeting. Sending in a form of proxy will not prevent a registered B2Gold Shareholder from subsequently voting in person at the B2Gold Meeting. Proxies must be received by Computershare by 2:00 p.m. (Vancouver Time) on September 10, 2014, or not less than 48 hours before the commencement of any adjournment or postponement of the B2Gold Meeting. A registered B2Gold Shareholder must return the completed proxy to Computershare as follows:

(a)	by mail or personal delivery to Computershare, 100 University Avenue, 8th Floor, Toronto, ON, M5J 2Y1; or

(b)	by fax to Computershare, the attention of the Proxy Department at:

(i)	(416) 263-9524; or

(ii)	1-866-249-7775, toll free within Canada and the U.S.

Registered B2Gold Shareholders may also vote as follows:

(c)

by telephone by calling 1-866-732-8683 toll-free (within Canada or the U.S.) from a touch tone telephone and referring to your control number provided on the proxy that was delivered to you (for a telephone number for use outside of Canada or the U.S. see the form of proxy); or

(d)

over the internet by going to www.investorvote.com and following the online voting instructions given to you over the internet and referring to your control number provided on the proxy that was delivered to you.

Late proxies may be accepted by the Chairman of the B2Gold Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

If you have any questions or require assistance in voting, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by e-mail at assistance@laurelhill.com.

REVOCABILITY OF PROXIES

In addition to revocation in any other manner permitted by law, a registered B2Gold Shareholder who has given a proxy may revoke it by an instrument in writing executed by the B2Gold Shareholder or by his or her attorney authorized in writing or, where the B2Gold Shareholder is a corporation, by a duly authorized officer or attorney of the corporation. To be valid, an instrument of revocation must be received by the registered office of B2Gold by fax at (604) 669-1620, by mail or by hand at Lawson Lundell LLP, 1600 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, at any time up to and including the last business day preceding the day of the B2Gold Meeting or any adjournment thereof, or provided to the Chairman of the B2Gold Meeting on the day fixed for the B2Gold Meeting or any adjournment thereof by not later than the time fixed for commencement of such B2Gold Meeting. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Only registered B2Gold Shareholders have the right to revoke a proxy. Non-registered B2Gold Shareholders can change their vote by contacting your intermediary right away so they have enough time prior to the B2Gold Meeting to arrange to change the vote and, if necessary, revoke the proxy.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many B2Gold Shareholders as a substantial number of B2Gold Shareholders do not hold their B2Gold Shares in their own names.

This Information Circular and the accompanying materials are being sent to registered B2Gold Shareholders and unregistered B2Gold Shareholders, that is shareholders of B2Gold who hold B2Gold Shares through a broker, agent, nominee or other intermediary (collectively, the “Beneficial Shareholders”). Beneficial Shareholders should note that only proxies deposited by B2Gold Shareholders whose names appear on the share register of B2Gold will be recognized and acted upon at the B2Gold Meeting. If B2Gold Shares are listed in an account statement provided to a B2Gold Shareholder by a broker, then, in almost all cases, those B2Gold Shares will not be registered in the B2Gold Shareholder’s name on the records of B2Gold. Such B2Gold Shares will more likely be registered under the name of an intermediary, typically the B2Gold Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.), which company acts as a nominee for many Canadian brokerage firms. Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client may only be voted (for or against resolutions) in accordance with instructions received from the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for Beneficial Shareholders.

Additional Information for Beneficial Shareholders

Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners” or “NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agent. B2Gold may utilize the Broadridge QuickVote™ service to assist Beneficial Shareholders that are NOBO’s with voting their B2Gold Shares. NOBO’s may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly by telephone.

Securities regulatory policies require brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Each broker or intermediary has its own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the B2Gold Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by B2Gold to the registered B2Gold Shareholders. However, its purpose is limited to instructing the registered B2Gold Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the B2Gold Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote B2Gold Shares directly at the B2Gold Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of B2Gold Shares must be communicated to Broadridge) well in advance of the B2Gold Meeting in order to have the B2Gold Shares voted at the B2Gold Meeting on your behalf.

Accordingly, each Beneficial Shareholder should:

(a)	carefully review the voting information form and voting procedures that the B2Gold Shareholder’s broker, agent, nominee or other intermediary has furnished with this Information Circular; and

(b)	provide instructions as to the voting of its B2Gold Shares in accordance with those voting procedures.

Although Beneficial Shareholders may not be recognized directly at the B2Gold Meeting for the purposes of voting common shares registered in the name of his or her broker, a Beneficial Shareholder may attend the B2Gold Meeting as proxyholder for the registered shareholder and vote the B2Gold Shares in that capacity. Beneficial Shareholders who wish to attend the B2Gold Meeting and indirectly vote their B2Gold Shares as proxyholder for the registered B2Gold Shareholder should enter their own names in the blank space on the voting instruction form provided to them and return in accordance with the instructions provided.

Beneficial Shareholders who have questions or concerns regarding any of these procedures may also contact their broker, agent, nominee or other intermediary. It is recommended that inquiries of this kind be made well in advance of the B2Gold Meeting.

All references to B2Gold Shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The B2Gold Board has fixed August 8, 2014 as the Record Date for the determination of B2Gold Shareholders entitled to notice of and to vote at the B2Gold Meeting and at any adjournment or postponement thereof. As at August 8, 2014, there were 680,146,227 outstanding fully paid and non-assessable B2Gold Shares. Each B2Gold Share outstanding on the Record Date carries the right to one vote. B2Gold will arrange for the preparation of a list of the holders of its B2Gold Shares on such record date. Each B2Gold Shareholder named in the list will be entitled to one vote at the B2Gold Meeting for each B2Gold Share shown opposite such shareholder’s name.

Under B2Gold’s Articles, the quorum for the transaction of business at the B2Gold Meeting is two persons present in person, each being a B2Gold Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a B2Gold Shareholder so entitled, representing at least 5% of the issued and outstanding B2Gold Shares entitled to be voted at the B2Gold Meeting.

To the knowledge of the directors and senior officers of B2Gold, and based upon B2Gold’s review of the records maintained by Computershare, electronic filings with the System for Electronic Document Analysis and Retrieval (“SEDAR”) and insider reports filed with the System for Electronic Disclosure by Insiders, as at August 8, 2014, only the following shareholder beneficially owns, controls or directs, directly or indirectly, B2Gold Shares carrying more than 10% of the voting rights attached to all outstanding B2Gold Shares:

Name of Shareholder	Number of Shares	Percentage
Fidelity Group (1)	80,637,991	11.86%

Note:

(1)

The B2Gold Shares reflected in the table above are held by Fidelity through Fidelity Management & Research Company, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company, Strategic Advisors Incorporated and FIL Limited.

BUSINESS OF THE B2GOLD MEETING

As set out in the Notice of Meeting, at the B2Gold Meeting, B2Gold Shareholders will be asked to consider and vote on the Papillon Merger Resolution in connection with the Transaction, the full text of which is set out in the attached Schedule A.

Under the Transaction, each Papillon Share will be transferred to B2Gold in exchange for 0.661 of a B2Gold Share. Based on the June 2, 2014 closing price of B2Gold Shares on the TSX (the last TSX trading day before the announcement of the Transaction) of $2.62, the implied value of the consideration was A$1.72 per Papillon Share, representing a 20.6% premium to Papillon’s closing price on the ASX on May 23, 2014 and a 42.1% premium to Papillon’s 20-day volume weighted average trading price on the ASX as at May 23, 2014. If all of the Papillon Options issued and outstanding as at the date of this Information Circular are exercised prior to the implementation of the Transaction, B2Gold expects to issue a total of 238,307,824 B2Gold Shares to Papillon Shareholders, representing approximately 35.1% of the 678,656,061 B2Gold common shares outstanding as at June 3, 2014. If no further Papillon Options are exercised or cancelled prior to the implementation of the Transaction, expects to issue up to 237,391,135 B2Gold Shares in connection with the Transaction, representing approximately 35% of the 678,656,061 B2Gold common shares outstanding as at June 3, 2014.

The TSX listing rules generally require a listed company to obtain shareholder approval in connection with an acquisition where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis. As the Transaction will result in the issuance of more than 25% of the number of B2Gold Shares currently outstanding, a B2Gold Shareholder vote is required. It is a condition of the Transaction that the Papillon Merger Resolution be approved by a simple majority (50% plus one) of votes cast at the B2Gold Meeting by B2Gold Shareholders, present in person or by proxy.

Record Date

The B2Gold Board has passed a resolution to fix the close of business (Vancouver time) on August 8, 2014 as the Record Date for the determination of the registered B2Gold Shareholders that will be entitled to notice of the B2Gold Meeting, and any adjournment or postponement of the B2Gold Meeting, and that will be entitled to vote at the B2Gold Meeting.

Outstanding Shares

As at August 8, 2014, the Record Date for the B2Gold Meeting, there were 680,146,227 B2Gold Shares outstanding.

THE TRANSACTION

General

On June 3, 2014, B2Gold and Papillon entered into the Merger Implementation Agreement providing for the Transaction. The Transaction will, subject to the satisfaction or waiver of the conditions set out in the Merger Implementation Agreement, be implemented by way of a scheme of arrangement under Part 5.1 of the Australian Corporations Act. Holders of Papillon Shares will be entitled to receive 0.661 of a B2Gold Share in exchange for the transfer of each of their Papillon Shares to B2Gold. Pursuant to the Transaction, B2Gold will acquire all of the issued and outstanding Papillon Shares and Papillon will become a wholly-owned subsidiary of B2Gold. The Transaction is subject to, among other things:

•		the approval of the Papillon Merger Resolution by a simple majority (50% plus one) of votes cast at the B2Gold Meeting by B2Gold Shareholders, present in person or by proxy;

•		the approval of the Transaction by Papillon Shareholders by:

	o	at least 75% of the total number of votes cast on the Papillon Resolution; and

o

unless the Court orders otherwise, a majority in number (more than 50%) of the total number of Papillon Shareholders present and voting, at the Papillon Shareholders’ Meeting (either in person or by proxy, corporate representative or attorney);

•	approval of the Transaction by the Court in accordance with Section 411(4)(b) of the Australian Corporations Act;

•	no Papillon Material Adverse Event, Papillon Prescribed Occurrence, B2Gold Material Adverse Event or B2Gold Prescribed Occurrence occurring; and

•	all Regulatory Approvals necessary to implement the Transaction being obtained.

Papillon Shares are expected to be delisted from the ASX shortly after the Implementation Date.

When the Transaction is Completed

If the approvals listed under the heading “The Transaction – Approvals” are obtained, and all other conditions of the Merger Implementation Agreement (including approval of the Court) are satisfied or waived in accordance with the terms of the Merger Implementation Agreement, the Transaction will be implemented only upon lodgement with the ASIC of an office copy of the orders approving the Transaction in accordance with Section 411(10) of the Australian Corporations Act. On the Effective Date, the Transaction will be binding on all Papillon Shareholders, including any Papillon Shareholders who did not vote or who voted against the Transaction.

The Transaction

The Transaction is to be effected by means of a scheme of arrangement under Part 5.1 of the Australian Corporations Act between Papillon and the Papillon Shareholders, the provisions of which are set out in full in Schedule B to this Information Circular. Pursuant to the Transaction, the following shall occur:

(a)	all existing Papillon Shares at the Papillon Record Date will be transferred to B2Gold;

(b)

in consideration for the transfer of their Papillon Shares, B2Gold shall issue to the holders of the Papillon Shares as at the Papillon Record Date (other than Ineligible Shareholders and Electing Small Scheme Participants) 0.661 of a B2Gold Share for each Papillon Share so transferred; and

(c)	the number of B2Gold Shares to be issued to a Papillon Shareholder will be rounded down to the nearest whole B2Gold Share.

Treatment of Papillon Options

Papillon and B2Gold have entered into an agreement with each Papillon Optionholder, pursuant to which such Papillon Optionholder has agreed to cancel all of its Papillon Options in exchange for the Cancellation Consideration. See “Information Concerning Papillon – Papillon Options”.

Ineligible Shareholders

If a Papillon Shareholder is classified as an Ineligible Shareholder and the Transaction becomes Effective, its Papillon Shares will be transferred to B2Gold and the B2Gold Shares that would have been issued to the Ineligible Shareholder will be issued by B2Gold to the Sale Agent.

B2Gold will procure that the Sale Agent, as soon as reasonably practicable after the Implementation Date but no more than 20 Business Days after the Implementation Date, will arrange for the sale (outside of the United States) of those B2Gold Shares in such manner, on such financial market, at such price and on such other terms as the Sale Agent determines in good faith for the benefit of the Ineligible Shareholders.

The Sale Agent will account to the Ineligible Shareholders for the net proceeds of sale (on an average basis so that all Ineligible Shareholders receive the same price per B2Gold Share, subject to rounding to the nearest whole C$ cent), and any income referable to those B2Gold Shares, after deduction of any applicable brokerage fee, taxes and charges, at the Ineligible Shareholders’ risk, in full satisfaction of the Ineligible Shareholders’ rights under the Merger, and will remit the net proceeds of sale to the Ineligible Shareholders in A$.

Facility Offered to Small Scheme Participants

If the number of B2Gold Shares to be issued as consideration to a Papillon Shareholder whose address in the Papillon Register is in Australia or New Zealand, is equal to or less than 132,200 B2Gold Shares in aggregate, that participant (a “Small Scheme Participant”) may elect to have all (but not a portion only) of those B2Gold Shares issued in trust to, and sold by, the Sale Agent (an “Electing Small Scheme Participant”).

B2Gold will procure that the Sale Agent, as soon as reasonably practicable after the Implementation Date but no more than 20 Business Days after the Implementation Date, will arrange for the sale (outside the United States in such manner, at such price, and on such other terms as the Sale Agent determines in good faith) of all the B2Gold Shares issued to it as Sale Agent by all Electing Small Scheme Participants.

The Sale Agent will account to the Electing Small Scheme Participant for the net proceeds of sale (on an averaged basis so that each Electing Small Scheme Participant receives the same price per B2Gold Share, subject to rounding to the nearest whole C$ cent) and any income referable to those B2Gold Shares after deduction of applicable brokerage fees, stamp duty and other selling costs, taxes and charges, and at the Electing Small Scheme Participants’ risk, in full satisfaction of the Electing Small Scheme Participants’ rights under the Merger, and the Sale Agent will remit the net proceeds of sale to the Electing Small Scheme Participant in A$.

Stock Exchange Listings

The Papillon Shares are listed on the ASX trading under the symbol “PIR”. The Papillon Shares are expected to be delisted from the ASX as soon as practicable following the Implementation Date.

The B2Gold Shares are listed on the TSX under the symbol “BTO”, the NYSE MKT under the symbol “BTG” and on the NSX under the symbol “B2G”. In accordance with the Merger Implementation Agreement, B2Gold is required to obtain the approval from the TSX and NYSE MKT in relation to listing of the B2Gold Shares to be issued pursuant to or in connection with the Transaction.

B2Gold has obtained the TSX’s conditional approval to list up to a maximum of 238,307,824 B2Gold Shares, subject only to the satisfaction of the customary listing conditions of the TSX, which includes the B2Gold Shareholder Approval.

Background to the Transaction

The Transaction is the result of arm’s length negotiations conducted between representatives of B2Gold and Papillon. The following is a summary of the background to the Transaction.

B2Gold’s corporate objective is to build an intermediate gold company through both the development of its existing properties and strategic acquisitions. In pursuing this objective, B2Gold continuously reviews potential opportunities to enhance shareholder value. In the course of such reviews, management of B2Gold identified Papillon as an excellent prospect for a business combination because of its development stage Fekola gold project. Raymond James met with representatives of B2Gold over the course of 2013 and early 2014 to discuss the merits of a potential corporate transaction.

After preliminary consideration of the possible merits of a business combination with Papillon by B2Gold’s management, Mr. Clive Johnson, the President and Chief Executive Officer of B2Gold, met with Mr. Mark Connelly, the Managing Director and Chief Executive Officer of Papillon, in May 2014 to determine if there was reciprocal interest in a transaction.

After this meeting, the parties continued their discussions and pursued their internal investigations of publicly available information. In mid-May 2014, B2Gold sought the assistance of its financial advisors, Canaccord Genuity and Raymond James, and its legal advisor, Lawson Lundell LLP, in undertaking further financial analysis and legal due diligence enquiries. Reciprocal confidentiality agreements were entered into and access was provided by each company to their electronic data rooms.

During the period from February to June 2, 2014, the parties conducted a comprehensive review of each other’s business, operations, properties, assets and liabilities. These reviews included a site visit to the Fekola Project by B2Gold personnel in March 2014.

The potential combination with Papillon was discussed by the B2Gold Board with management at a Board Meeting on May 13, 2014, resulting in the authorization and approval by the Board of negotiation of a transaction by management.

Further negotiation of the terms and structure of a combination transaction occurred up to June 2, 2014, when the B2Gold Board reconvened to review the final terms of the Transaction. At this meeting, each of Canaccord Genuity and Raymond James made a presentation to the B2Gold Board in respect of the financial and strategic merits of the proposed Transaction and provided an oral opinion to the B2Gold Board that, subject to the various assumptions, qualifications and limitations set forth in the Fairness Opinion, as of June 2, 2014, the exchange ratio as set out in the Merger Implementation Agreement is fair, from a financial point of view, to B2Gold shareholders.

The B2Gold Board unanimously determined to authorize and approve the Merger Implementation Agreement and proceeding with the proposed Transaction.

On June 3, 2014, the Merger Implementation Agreement was executed. On June 3, 2014 at approximately 5:00 a.m. (Vancouver time) B2Gold announced that it had entered into a definitive Merger Implementation Agreement with Papillon.

Recommendation of the Board

AFTER CAREFUL CONSIDERATION OF THE TRANSACTION, THE B2GOLD BOARD UNANIMOUSLY RECOMMENDS THAT B2GOLD SHAREHOLDERS VOTE IN FAVOUR OF THE PAPILLON MERGER RESOLUTION.

Reasons for the Transaction

In reaching its decision to approve the Transaction, the B2Gold Board considered the positive results of the due diligence review conducted by B2Gold’s management and its advisors, as well as the benefits of creating a merged entity with the following attributes:

  Rapidly Expanding Profitable Production Profile. Total production of 395,000 to 420,000 ounces of gold in 2014 from three operating mines, with projected growth to over 900,000 ounces of gold production from five operating mines (based on completion of the Otjikoto and Fekola projects).

  Significant Reserve and Resource Base. Proven and probable gold reserves of 5.58 million ounces, measured and indicated gold resources of 10.98 million ounces (inclusive of reserves) and inferred gold resources of 4.90 million ounces (all on an attributable basis).

  Aggressive Exploration Agenda. Significant exploration programs at existing mines and development stage projects including Fekola, as well as at highly prospective earlier stage projects in Nicaragua, the Philippines and Burkina Faso.

  Operational and Geographic Diversification. Production and development assets spanning three continents and located in high-growth emerging economies, serving to mitigate collective operational and geopolitical risk.

  Strong African Presence and Expertise. Fekola is targeted, subject to a definitive feasibility study, to be the next construction project for B2Gold’s Otjikoto development team and a seamless transition after the scheduled commissioning of the Otjikoto mine in the fourth quarter of 2014.

  Strong Financial Position. Cash and cash equivalent assets on a pro forma basis as at March 31, 2014 of approximately $214.1 million which, in addition to continued strong cash flow from operations and unused debt capacity of $150 million ($125 million as at June 30, 2014), coupled with anticipated good access to capital, will allow B2Gold substantial flexibility for future development activities.

  Experienced Management Team. Proven combined management and technical personnel with extensive exploration, mine development, operating, in-country and financial expertise.

A number of these anticipated benefits and factors are based on various assumptions and are subject to various risks. See the section of this Information Circular entitled “Cautionary Note Regarding Forward-Looking Statements” and the section of this Information Circular entitled “Risk Factors”.

The B2Gold Board also considered potential adverse factors associated with the Transaction, including, among other things:

•

As a result of the issuance of the B2Gold Shares in connection with the Transaction, B2Gold Shareholders will experience a significant degree of dilution in their ownership of B2Gold, which could adversely impact the market price of B2Gold Shares.

•

The completion of the Transaction is subject to several conditions that must be satisfied or waived, including (amongst others): Papillon Shareholder Approval, B2Gold Shareholder Approval, obtaining the Court Orders, and satisfaction of governmental or regulatory conditions including ASIC, TSX, NYSE MKT and ASX approvals and no objections under Australia’s foreign investment policy.

•

The Merger Implementation Agreement may be terminated by B2Gold or Papillon in certain circumstances, in which case the B2Gold Reimbursement Fee Amount may be payable by B2Gold and the market price for B2Gold Shares may be adversely affected;

•	Risks and uncertainties affecting the Papillon Group that don’t currently affect the B2Gold Group; and

•	If the Transaction is not completed, B2Gold may be adversely affected due to potentially negative market perceptions.

The foregoing summary of the information and factors considered by the B2Gold Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Transaction, the B2Gold Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to specific factors in reaching their conclusions and recommendations. The recommendations of the B2Gold Board were made after consideration of all of the above-noted factors and in light of their collective knowledge of the business, financial condition and prospects of Papillon, and were also based upon the advice of financial and legal advisors. In addition, individual directors of B2Gold may have assigned different weights to different factors.

Fairness Opinions

Canaccord Genuity Fairness Opinion

B2Gold entered into an engagement letter dated May 18, 2014 with Canaccord Genuity pursuant to which Canaccord Genuity agreed to provide a fairness opinion to the B2Gold Board as to whether the consideration under the Transaction is fair, from a financial point of view, to the B2Gold Shareholders (the “Canaccord Genuity Fairness Opinion”). On June 2, 2014, Canaccord Genuity provided an oral opinion to the B2Gold Board that, as of June 2, 2014 and subject to the various assumptions, explanations, qualifications and limitations set forth in the Canaccord Genuity Fairness Opinion, Canaccord Genuity is of the opinion that the consideration offered by B2Gold as set out in the Merger Implementation Agreement of 0.661 of a B2Gold Share for each one Papillon Share is fair, from a financial point of view, to B2Gold Shareholders.

The full text of the Canaccord Genuity Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and the limitations and qualifications on the review undertaken in connection with the Canaccord Genuity Fairness Opinion, is attached hereto as Schedule C. The Canaccord Genuity Fairness Opinion is not intended to be, and does not constitute, advice or a recommendation to any B2Gold Shareholder as to how to vote at the B2Gold Meeting nor did Canaccord Genuity offer any opinion as to the terms of the Transaction. The Canaccord Genuity Fairness Opinion was one of a number of factors taken into consideration by the B2Gold Board in considering the Transaction. This summary of the Canaccord Genuity Fairness Opinion is qualified in its entirety by reference to the full text of the Canaccord Genuity Fairness Opinion and B2Gold Shareholders are urged to read the Canaccord Genuity Fairness Opinion in its entirety.

The Canaccord Genuity Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date of the Canaccord Genuity Fairness Opinion, and the conditions and prospects, financial and otherwise, of B2Gold and its affiliates, as they were reflected in the information and documents reviewed and relied upon by Canaccord Genuity and as they were represented to Canaccord Genuity in discussions with the management, officers and directors of B2Gold. Any material changes therein may affect the Canaccord Genuity Fairness Opinion and Canaccord Genuity reserves the right to amend, modify, supplement or withdraw the Canaccord Genuity Fairness Opinion prior to the completion of the Transaction. Canaccord Genuity has disclaimed any obligation to amend or update the Canaccord Genuity Fairness Opinion or advise any person of any change in any fact or matter affecting the Canaccord Genuity Fairness Opinion that may come to the attention of Canaccord Genuity after the date of the Canaccord Genuity Fairness Opinion.

Under its engagement letter with Canaccord Genuity, B2Gold has agreed to pay a fee for delivering the Canaccord Genuity Fairness Opinion. No portion of the fee to be paid to Canaccord Genuity for the Canaccord Genuity Fairness Opinion is contingent on the conclusions reached by Canaccord Genuity therein or the completion of the Transaction. Additionally, B2Gold has agreed to pay Canaccord Genuity a fee for services delivered under the agreement which is contingent upon successful completion of the Transaction. B2Gold has also agreed to indemnify Canaccord Genuity against certain liabilities in connection with its engagement and to reimburse Canaccord Genuity for reasonable expenses incurred by Canaccord Genuity in connection with its engagement.

Raymond James Fairness Opinion

B2Gold entered into an engagement letter dated June 2, 2014 with Raymond James pursuant to which Raymond James agreed to provide a fairness opinion to the B2Gold Board as to whether the exchange ratio under the Transaction is fair, from a financial point of view, to the B2Gold Shareholders (the “Raymond James Fairness Opinion”). On June 2, 2014, Raymond James provided an oral opinion to the B2Gold Board that, as of June 2, 2014 and subject to the various assumptions, explanations, qualifications and limitations set forth in the Raymond James Fairness Opinion, Raymond James is of the opinion that the exchange ratio as set out in the Merger Implementation Agreement is fair, from a financial point of view, to B2Gold Shareholders.

The full text of the Raymond James Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and the limitations and qualifications on the review undertaken in connection with the Raymond James Fairness Opinion, is attached hereto as Schedule D. The Raymond James Fairness Opinion is not intended to be, and does not constitute, advice or a recommendation to any B2Gold Shareholder as to how to vote at the B2Gold Meeting. The Fairness Opinion was one of a number of factors taken into consideration by the B2Gold Board in considering the Transaction. This summary of the Raymond James Fairness Opinion is qualified in its entirety by reference to the full text of the Raymond James Fairness Opinion and B2Gold Shareholders are urged to read the Raymond James Fairness Opinion in its entirety.

The Raymond James Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date of the Raymond James Fairness Opinion, and the conditions and prospects, financial and otherwise, of B2Gold and its affiliates, as they were reflected in the information and documents reviewed and relied upon by Raymond James and as they were represented to Raymond James in discussions with the management, officers and directors of B2Gold. Any material changes therein may affect the Raymond James Fairness Opinion and Raymond James reserves the right to amend, modify, supplement or withdraw the Raymond James Fairness Opinion prior to the completion of the Transaction. Raymond James has disclaimed any obligation to amend or update the Raymond James Fairness Opinion or advise any person of any change in any fact or matter affecting the Raymond James Fairness Opinion that may come to the attention of Raymond James after the date of the Raymond James Fairness Opinion.

Under its engagement letter with Raymond James, B2Gold has agreed to pay a fee for delivering the Raymond James Fairness Opinion. No portion of the fee to be paid to Raymond James for the Raymond James Fairness Opinion is contingent on the conclusions reached by Raymond James therein or the completion of the Transaction. Additionally, B2Gold has agreed to pay Raymond James a fee for services delivered under the agreement which is contingent upon successful completion of the Transaction. B2Gold has also agreed to indemnify Raymond James against certain liabilities in connection with its engagement and to reimburse Raymond James for reasonable expenses incurred by Raymond James in connection with its engagement.

Approvals

Papillon Shareholder Approval

The Transaction requires the approval of the Papillon Shareholders at the Papillon Shareholders’ Meeting. Pursuant to the Australian Corporations Act, in order for the Transaction to proceed, such approval is required, by:

•	at least 75% of the total number of votes cast on the Papillon Resolution; and

•

unless the Court orders otherwise, a majority in number (more than 50%) of the total number of Papillon Shareholders present and voting at the Papillon Shareholders’ Meeting (either in person or by proxy, corporate representative or attorney).

B2Gold Shareholder Approval

The TSX listing rules generally require a listed company to obtain shareholder approval in connection with an acquisition where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the acquisition. If all of the Papillon Options issued and outstanding as at the date of this Information Circular are exercised prior to the implementation of the Transaction, B2Gold expects to issue a total of 238,307,824 B2Gold Shares to Papillon Shareholders, representing approximately 35.1% of the 678,656,061 B2Gold common shares outstanding as at June 3, 2014. If no further Papillon Options are exercised or cancelled prior to the implementation of the Transaction, B2Gold expects to issue up to 235,961,274 B2Gold Shares to Papillon Shareholders and approximately 1,429,861 B2Gold Shares as Cancellation Consideration to Papillon Optionholders for a total of 237,391,135 B2Gold Shares, representing approximately 35% of the 678,656,061 B2Gold Shares outstanding as at June 3, 2014.

As the Transaction will result in the number of B2Gold Shares to be issued being more than 25% of the number of B2Gold Shares outstanding, a vote of the B2Gold Shareholders is required. It is a condition of the Transaction that the Papillon Merger Resolution be approved by a simple majority (50% plus one) of votes cast at the B2Gold Meeting by B2Gold Shareholders, present in person or by proxy.

For details on how the Transaction will impact ownership of securities, see “Business of the B2Gold Meeting”, above.

Court Approval

The Australian Corporations Act requires that Papillon must obtain approval of the Transaction from the Court, pursuant to Section 411(4)(b) of the Australian Corporations Act.

The Court has broad discretion to consider whether it is appropriate in all of the circumstances to approve the Transaction. The Court will consider things such as whether procedural requirements have been satisfied, whether Papillon Shareholders have received adequate information and whether the proposal is fair and reasonable. Court approval can be given subject to certain alterations or conditions the Court thinks are just pursuant to Section 411(6) of the Australian Corporations Act. In addition, any Papillon Shareholder may request that the Court consider a challenge to the Transaction at the final Court hearing at which the Court approval of the Transaction is sought.

There can be no assurance that the Court will approve the Transaction.

Regulatory Approvals

(a)        FATA

The FATA provides, among other things, for the screening of proposed acquisitions that would give control of Australian businesses and companies to foreign persons, and prohibits such proposals that are determined by the Treasurer of Australia, on advice from the FIRB and in accordance with foreign policy guidelines published from time to time, to be against national interest. As the Merger is a “regulated acquisition” under FATA, B2Gold is required to notify the Treasurer of Australia of the Transaction and apply to FIRB for approval.

It is a condition of the Transaction that on or prior to the Business Day before the Second Court Date, (a) the Treasurer of Australia or his delegate notifies B2Gold in writing that there are no objections under Australia’s foreign investment policy to the acquisition by B2Gold of the Papillon Shares pursuant to the Transaction or that such acquisition is subject only to conditions that Papillon and B2Gold reasonably consider to be acceptable, or (b) the Treasurer of Australia becomes precluded by passage of time from making an order under Part II of the FATA in respect of the acquisition by B2Gold of the Papillon Shares under the Merger.

B2Gold lodged its application for approval with FIRB on July 15, 2014.

(b)        Stock Exchange and Securities Regulatory Authorities

(i)       ASIC

Section 411(2) of the Australian Corporations Act requires that Papillon provide ASIC with a reasonable opportunity to review a draft of its scheme booklet, and also that Papillon request ASIC to provide a written statement that ASIC has no objection to the Transaction, in accordance with Section 411(17)(b) of the Australian Corporations Act. If ASIC provides the statement, then it will be produced to the Court at the time of the Second Court Date. If ASIC does not produce a written statement that it has no objection to the Transaction, the Court may still approve the Transaction provided it is satisfied that Section 411(17)(a) of the Australian Corporations Act is satisfied.

Papillon has provided ASIC with a draft of its scheme booklet for its review, and has made certain amendments as requested by ASIC. On August 8, 2014, the Court approved the issue of the scheme booklet.

If the Court approves the Transaction, Papillon must lodge office copies of the Court Orders approving the Transaction under Section 411(10) of the Australian Corporations Act with ASIC in order for the Transaction to become Effective.

(ii)     ASX

It is a condition of the Transaction that the ASX must issue or provide such consents or approvals or does such other acts that Papillon and B2Gold agree are reasonably necessary to implement the Merger and to enable the Papillon Options to be cancelled in consideration for the Cancellation Consideration in accordance with ASX Listing Rule 6.23.2.

The ASX has granted Papillon a waiver from the ASX Listing Rules to allow for the cancellation of any Papillon Options in accordance with the Option Cancellation Letters without the need to obtain specific shareholder approval. The waiver is conditional on the Merger being approved by the Court and Papillon Shareholder Approval.

(iii)    TSX

It is a condition of the Transaction that the TSX provide conditional approval to the listing of the B2Gold Shares to be issued in connection with the Transaction. On July 31, 2014, B2Gold obtained the TSX’s conditional approval to list up to a maximum of 238,307,824 B2Gold Shares, subject only to the satisfaction of the customary listing conditions of the TSX, which includes the B2Gold Shareholder Approval.

(iv)     NYSE MKT

It is a condition of the Transaction that the NYSE MKT approve the listing of the B2Gold Shares to be issued in connection with the Transaction. This approval has not yet been received.

Issuance of B2Gold Shares

The B2Gold Shares to be issued pursuant to the Transaction have not been, and will not be registered under the U.S. Securities Act or the securities laws of any other jurisdiction. The B2Gold Shares to be issued in the Transaction will be issued pursuant to an exemption from the prospectus requirements of Canadian securities law and pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act, based on the approval of the Transaction by the Court, or other exemptions from registration under the U.S. Securities Act.

THE MERGER IMPLEMENTATION AGREEMENT

The description of the Merger Implementation Agreement, both below and elsewhere in this Information Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Merger Implementation Agreement, which is incorporated by reference herein and may be found under B2Gold’s profile on SEDAR at www.sedar.com.

General

The Merger Implementation Agreement sets out the obligations of B2Gold and Papillon in connection with the implementation of the Transaction.

Conditions

In order for the Transaction to be implemented certain conditions, summarized below, must have been satisfied or, if applicable, waived.

Mutual Conditions

The following conditions must be satisfied and cannot be waived by either B2Gold or Papillon:

(a)	the Regulatory Approvals being obtained;

(b)	Papillon Shareholder Approval being obtained at the Papillon Shareholders’ Meeting (prior to 8:00 a.m. (WST) on the Second Court Date);

(c)	B2Gold Shareholder Approval being obtained at the B2Gold Meeting (before 8:00 a.m. (WST ) on the date of the Papillon Shareholders’ Meeting);

(d)

as at 8:00 a.m. (WST) on the Second Court Date, no temporary restraining order, preliminary or permanent injunction or other order or decision has been issued or made by any court of competent jurisdiction or any Regulatory Authority and there is no other legal restraint or prohibition preventing the consummation of any aspect of the Transaction on the Implementation Date; and

(e)	the Court approving the Transaction in accordance with Section 411(4)(b) of the Australian Corporations Act.

The following conditions must be satisfied or, if applicable, waived with the consent of both B2Gold and Papillon:

(a)

the Papillon Board having made the Papillon Recommendation, in the absence of a Superior Offer for Papillon and in the absence of the Independent Expert finding that the Transaction is not in the best interests of Papillon Shareholders, and such recommendation not being withdrawn or varied;

(b)	the B2Gold Board having made the B2Gold Recommendation and such recommendation not being withdrawn or varied; and

(c)

before 8:00 a.m. (WST) on the Second Court Date, all holders of Papillon Options have agreed with Papillon in writing, subject to the Transaction becoming Effective, to cancel all of their Papillon Options for the Cancellation Consideration in accordance with ASX Listing Rule 6.23.2.

Conditions in Favour of Papillon

The following conditions must be satisfied or can be waived by Papillon:

(a)	the Independent Expert providing the report to Papillon that concludes that the Transaction is in the best interests of Papillon Shareholders;

(b)	no B2Gold Material Adverse Event or B2Gold Prescribed Occurrence occurring between June 3, 2014 and 8:00 a.m. (WST) on the Second Court Date; and

(c)	the B2Gold representations and warranties set forth in the Merger Implementation Agreement are true and correct in all material respects as at 8:00 a.m. (WST) on the Second Court Date.

Conditions in Favour of B2Gold

The following conditions must be satisfied or can be waived by B2Gold:

(a)	no Papillon Material Adverse Event or Papillon Prescribed Occurrence occurring between June 3, 2014 and 8:00 a.m. (WST) on the Second Court Date; and

(b)	the Papillon representations and warranties set forth in the Merger Implementation Agreement are true and correct in all material respects as at 8:00 a.m. (WST) on the Second Court Date.

Implementation Covenants

Each of Papillon and B2Gold has agreed, in the Merger Implementation Agreement, to take all necessary steps, and cooperate with, and keep informed, the other, to propose, promote the merits of and implement the Transaction and give effect to the Court Orders approving the Transaction, and in accordance with an agreed timetable.

Covenants Regarding Conduct of Business

Papillon Covenants

Papillon has agreed that, until the Implementation Date, each member of the Papillon Group will conduct their respective businesses in the ordinary course of business consistent with past practice, including making reasonable efforts to: (i) maintain its business and assets; (ii) maintain insurance (or reinsurance) policies; (iii) keep available the services of directors, officers and key employees (other than as a result of retirement, redundancy, non-renewal of contracts or resignation in the ordinary course); (iv) maintain and preserve its current relationship with Regulatory Authorities, customers, suppliers, licensors and other third parties having business dealings with the Papillon Group; and (v) not enter into any lines of business or other activities not already engaged in as of the date of the Merger Implementation Agreement.

Papillon has also agreed that each member of the Papillon Group will not, among other things, (i) other than as already provided in the Papillon budget, increase the remuneration of or pay any bonus, or issue securities or options to, or otherwise vary the employment agreements with, any directors or Senior Executives; (ii) accelerate the rights of its directors or Senior Executives to benefits of any kind, (iii) pay a director or Senior Executive a termination payment other than as provided for in an existing employment contract, (iv) enter into any long term supply agreement with a term of more than 12 months (other than is the ordinary course of business); (v) enter into any new financing arrangements in excess of A$2,000,000 or (vi) take any action that would be reasonably expected to give rise to a Papillon Prescribed Occurrence.

B2Gold Covenants

B2Gold has agreed that, until the Implementation Date, each member of the B2Gold Group will conduct their respective businesses, in the ordinary course of business consistent with past practice, including making reasonable efforts to: (i) maintain its business and assets; (ii) maintain insurance (or reinsurance) policies; (iii) maintain and preserve its current relationship with Regulatory Authorities, customers, suppliers, licensors and other third parties having business dealings with the B2Gold Group; and (iv) not enter into any lines of business or other activities not already engaged in as of the date of the Merger Implementation Agreement.

Appointment of Directors and Officers

Pursuant to the terms of the Merger Implementation Agreement, Papillon must, as reasonably practicable (provided the Transaction is approved by the Court) and subject to the receipt of appropriate consents to act, after the Second Court Date take all actions necessary to cause the appointment of such number of nominees of B2Gold to the Papillon Board and all other actions, which gives those nominees, acting together, control of at least half of the votes at a meeting of the Papillon Board. As soon as reasonably practicable, on the Implementation Date, Papillon must (a) ensure that all directors of the Papillon Board, other than the B2Gold nominees, resign and release Papillon from any claims they may have against Papillon, and (b) take all actions to ensure that all directors on the boards of each of Papillon and its related entities (other than the nominees of B2Gold) resign and release Papillon and the applicable member of the Papillon Group and, subject to the receipt of appropriate consents to act, to cause the appointment of nominees of B2Gold to those boards.

Board Recommendations and Intentions

Pursuant to the Merger Implementation Agreement, Papillon has agreed that the Papillon Board will, amongst other things, (i) unanimously recommend that the Merger is in the best interests of Papillon Shareholders, (ii) unanimously recommend that Papillon Shareholders vote in favour of all resolutions to be proposed at the Papillon Shareholders’ Meeting in relation to the Merger and approve the Merger (collectively, the “Papillon Recommendations”) and (iii) make any public statement or take any action that contradicts or qualifies the Papillon Recommendations.

Papillon has also agreed that neither the Papillon Board nor any of its directors will change, withdraw or modify its recommendation unless:

(a)	the Independent Expert fails to provide a report to Papillon that the Transaction is in the best interests of Papillon Shareholders; or

(b)

the Papillon Board unanimously determines that an announced Competing Proposal for Papillon is a Superior Offer for Papillon and publicly recommended that the Superior Offer is in the interests of the Papillon Shareholders.

Pursuant to the Merger Implementation Agreement, B2Gold has agreed that the B2Gold Board will, amongst other things, unanimously recommend that B2Gold Shareholders vote in favour of the B2Gold Resolutions (the “B2Gold Recommendation”). B2Gold has agreed that neither the B2Gold Board nor any of its directors will change, withdraw or modify, or make any public statement or take any action that contradicts the B2Gold Recommendation.

Representations and Warranties

The Merger Implementation Agreement contains certain representations and warranties provided by Papillon to B2Gold and by B2Gold to Papillon. Those representations and warranties were provided solely for the purposes of the Merger Implementation Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the parties. Accordingly, you should not rely on the representations and warranties contained in the Merger Implementation Agreement as statements of factual information at the time they were made or otherwise.

Each of B2Gold and Papillon has made certain representations and warranties to the other in respect of, among other things, it and its Related Entities, including in relation to: solvency; compliance with applicable laws, having material licences, permits and authority to conduct its activities as conducted; actions and investigations of Regulatory Authorities; Regulatory Approvals; its issued and outstanding share capital and issued and outstanding securities convertible into its share capital; certain information provided by it to the other party; and the absence of breaches of continuous disclosure obligations.

Exclusivity

No-Shop

Papillon has agreed, during the Exclusivity Period, that it and none of its Related Entities, or any of its or their representatives, will directly or indirectly:

(a)	solicit, invite, facilitate, encourage or initiate any enquiries, negotiations, discussions or proposals with a third party

(b)	provide or make available any information (including by way of providing information and access to perform due diligence on The Papillon Group),

(c)	enter into any agreement, arrangement or understanding, or

(d)	communicate any intention to do any of the above,

in relation to, or which may reasonably be expected to lead to, a Competing Proposal.

The restrictions in (a) and (b) above do not apply to the extent that they require the Papillon Board to take or refuse to take any action with respect to a bona fide, written Competing Proposal if the Papillon Board determines in good faith and acting reasonably: (i) that such Competing Proposal is a Superior Offer; and (ii) after having received legal advice, that failing to respond to such a bona fide Competing Proposal would likely be inconsistent with the Papillon Board’s fiduciary duties or statutory obligations.

No-Talk

Papillon has agreed, during the Exclusivity Period, that it and none of its Related Entities, or any of its or their representatives, will directly or indirectly:

(a)	initiate, negotiate or enter into or participate in negotiations or discussions with any person; or

(b)	communicate any intention to do any of the above,

in relation to, or which may reasonably be expected to lead to, (i) a Competing Proposal, even if such Competing Proposal was not directly or indirectly solicited, encouraged or initiated by Papillon or any of its representatives or the person has publicly announced the Competing Proposal; or (ii) the non-completion of the Transaction.

The restrictions above do not apply to the extent that they require the Papillon Board to take or refuse to take any action with respect to a bona fide, written Competing Proposal if the Papillon Board determines in good faith and acting reasonably: (i) that such Competing Proposal is a Superior Offer; and (ii) after having received legal advice, that failing to respond to such a bona fide Competing Proposal would likely be inconsistent with the Papillon Board’s fiduciary duties or statutory obligations.

Due Diligence Information

Papillon has agreed that, during the Exclusivity Period, none of it or its Related Entities, or any of its or their representatives, will, in relation to the Competing Proposal:

(a)

solicit, invite, initiate, encourage or facilitate any other party other than B2Gold to undertake due diligence investigations on Papillon or its subsidiaries or their respective businesses and operations; or

(b)

make available to any other person or permit any other person to receive (in the course of due diligence investigations or otherwise) any non-public information relating to Papillon or its or their respective businesses and operations.

The restrictions in (a) and (b) above do not apply to the extent that they require the Papillon Board to take or refuse to take any action with respect to a bona fide, written Competing Proposal if the Papillon Board determines in good faith and acting reasonably: (i) that such Competing Proposal is a Superior Offer; and (ii) after having received legal advice, that failing to respond to such a bona fide Competing Proposal would likely be inconsistent with the Papillon Board’s fiduciary duties or statutory obligations.

Notification of Approaches

Papillon has agreed, during the Exclusivity Period, to promptly notify B2Gold if it or its Related Entities or any of its or their representatives becomes aware of (i) any approach, inquiry or proposal made to, and any attempt or any intention of the part of any person to initiate or continue negotiations or discussions with Papillon or any of its representatives that could reasonably be expected to lead to a Competing Proposal (whether unsolicited or otherwise), (ii) any proposal made to Papillon, its representatives or any of its subsidiaries or their representatives, in connection with, or in respect of any exploration or consummation of, a Competing Proposal or a proposed or potential Competing Proposal (whether unsolicited or otherwise), (iii) any request for information relating to Papillon or any of its subsidiaries, its or their business or operations or any request for access to books or records of The Papillon Group, which Papillon has reasonable grounds to suspect may be related to a current or future Competing Proposal, (iv) any intention by Papillon or any of its representatives to provide any information relating to Papillon or its subsidiaries to any person in connection with a current or future Competing Proposal, or (v) any action or intention by Papillon or any of its representatives to take any action with respect to a bona fide Competing Proposal if the Papillon Board determines in good faith and acting reasonably: (a) that such bona fide Competing Proposal is a Superior Offer; and (b) after having received legal advice, that failing to respond to such Competing Proposal would likely be inconsistent with the Papillon Board’s fiduciary duties or statutory obligations. Papillon has also agreed to notify B2Gold of any breach of these notice provisions.

Any notice given pursuant to the above must be accompanied by all material details, including (i) the identity of the person or persons taking the action referred to above, (ii) the terms and conditions of any Competing Proposal or any proposed Competing Proposal (to the extent known) and (iii) the circumstances in which any information is provided to the Third Party Bidder.

Papillon Response to Third Party Bidder and B2Gold’s Right to Respond

If, in respect of a bona fide, written Competing Proposal the Papillon Board determines in good faith and acting reasonably: (i) that such Competing Proposal is a Superior Offer; and (ii) after having received legal advice, that failing to respond to such Competing Proposal would likely be inconsistent with the Papillon Board’s fiduciary duties or statutory obligations, to engage in activity otherwise restricted by the non-solicitation provisions in the Merger Implementation Agreement, Papillon must enter into a confidentiality agreement with the Third Party Bidder on terms no less onerous than the Confidentiality Agreement with B2Gold.

If Papillon gives notice to B2Gold in respect of a bone fide, unsolicited Superior Offer, B2Gold will have the right, but not the obligation, to within 5 Business Days make a counterproposal. If the counterproposal would be more favourable to Papillon Shareholders than the Superior Offer, Papillon must promptly publicly announce that the Papillon directors unanimously recommend the Counterproposal.

Reimbursement Fees

There are certain circumstances in which the B2Gold Reimbursement Fee Amount is payable by B2Gold to Papillon and certain circumstances in which the Papillon Reimbursement Fee Amount is payable by Papillon to B2Gold.

Papillon Reimbursement Fee Amount

Under the Merger Implementation Agreement, Papillon is required to pay the Papillon Reimbursement Fee Amount to B2Gold if:

(a)	any Papillon director fails to recommend, or recommends against, qualifies their support of or withdraws its recommendation or approval of, the Transaction, in each case other than as a result of:

	(i)	the Independent Expert opining that the Transaction is not in the best interests of Papillon Shareholders; or

	(ii)	the fact that a B2Gold Material Adverse Event has occurred and is continuing;

(b)	any Papillon director recommends or promotes a Competing Proposal;

(c)

the Court fails (taking into account all appeals) to approve the Merger for the purposes of Section 411(4)(b) of the Australian Corporations Act as a result of a material non-compliance by Papillon with any of its obligations under the Merger Implementation Agreement;

(d)	the Effective Date of the Merger has not occurred prior to the Sunset Date as a consequence of:

	(i)	non-compliance by Papillon with any of its obligations under the Merger Implementation Agreement; or

	(ii)	the Papillon Shareholders’ Meeting not being held in a reasonably expeditious manner due to Papillon delaying the Papillon Shareholders’ Meeting as a result of a Competing Proposal;

(e)

a Competing Proposal is announced before the date of the Papillon Shareholders’ Meeting, the Merger is not approved by the Papillon Shareholders at the Papillon Shareholders’ Meeting and, as contemplated by the Competing Proposal, a third party acquires voting power (within the meaning of section 610 of the Australian Corporations Act) of 50% or more of Papillon within twelve months of the Competing Proposal being announced; or

(f)	B2Gold terminates the Merger Implementation Agreement in accordance with the termination provisions contained therein.

Despite the foregoing, the Papillon Reimbursement Fee Amount will not be payable to B2Gold if Papillon is entitled to terminate the Merger Implementation Agreement as a result of the B2Gold Shareholders not approving the Papillon Merger Resolution.

B2Gold Reimbursement Fee Amount

Under the Merger Implementation Agreement, B2Gold is required to pay the B2Gold Reimbursement Fee Amount to Papillon if:

(a)

the B2Gold Board fails to unanimously recommend, or recommends against, qualifies their support of or withdraws its recommendation or approval of, the Papillon Merger Resolutions, in each case other than as a result of the fact that a Papillon Material Adverse Event has occurred and is continuing;

(b)

the Court fails (taking into account all appeals) to approve the Merger for the purposes of Section 411(4)(b) of the Australian Corporations Act as a result of a material non-compliance by B2Gold with any of its obligations under the Merger Implementation Agreement;

(c)	the Effective Date of the Merger has not occurred prior to the Sunset Date as a consequence of non- compliance by B2Gold with any of its obligations under the Merger Implementation Agreement;

(d)

a proposal or offer in respect of B2Gold is announced before the date of the B2Gold Shareholders Meeting, the B2Gold Shareholders do not approve the Papillon Merger Resolutions at the B2Gold Shareholders Meeting and, as contemplated by the proposal, a third party acquires voting power (within the meaning of section 610 of the Australian Corporations Act) of 50% or more of B2Gold within 12 months of the proposal being announced; and

(e)	Papillon terminates the Merger Implementation Agreement in accordance with the termination provisions contained therein.

Despite the foregoing, the B2Gold Reimbursement Fee Amount will not be payable to Papillon if B2Gold is entitled to terminate the Merger Implementation Agreement as a result of the Papillon Shareholders not approving the Merger.

Termination

Termination Rights of Both Parties

Either B2Gold or Papillon may terminate the Merger Implementation Agreement if:

(a)	the Sunset Date has passed before the Transaction has been implemented (other than as a result of a breach by the terminating party of its obligations under the Merger Implementation Agreement);

(b)	each of the following has occurred:

(i)

the other party (“defaulting party”) is in breach of a material provision of the Merger Implementation Agreement (other than for breach of a representation or warranty) at any time prior to 8:00 a.m. (WST) on the Second Court Date;

(ii)	the non-defaulting party has given notice to the defaulting party setting out the relevant circumstances of the breach and stating an intention to terminate the agreement; and

(iii)	the relevant circumstances have continued to exist five Business Days (or any shorter period ending at 8:00 a.m. (WST) on the Second Court Date) from the time such notice is given;

(c)	the required majorities of Papillon Shareholders do not approve the Transaction at the Papillon Meeting;

(d)	the required majority of B2Gold Shareholders do not approve the Papillon Merger Resolutions;

(e)

a Court or other Regulatory Authority has issued an order, decree or ruling or taken other action that permanently restrains or prohibits the Transaction and that order, decree, ruling or other action has become final and cannot be appealed; or

(f)

a condition precedent to the implementation of the Transaction is not met, provided that such condition precedent was for the benefit of the party choosing to terminate the Merger Implementation Agreement.

Termination Rights of B2Gold

B2Gold may terminate the Merger Implementation Agreement if:

(a)	at any time prior to 8:00 a.m. (WST) on the Second Court Date, Papillon breaches any representation or warranty made in the Merger Implementation Agreement and:

(i)	the breach:

	I.	cannot be remedied by subsequent action on the part of Papillon before 8:00 a.m. (WST) on the Second Court Date; and

II.

was of a kind that, had it been disclosed to B2Gold prior to its entry into the Merger Implementation Agreement, could reasonably be expected to have resulted in B2Gold either not entering into the Merger Implementation Agreement or entering into it on materially different terms; or

(ii)	the breach amounts to, results in, or discloses anything, that could reasonably be expected to amount to a Papillon Material Adverse Event;

(b)

a Papillon director fails to recommend the Transaction or makes or withdraws his recommendation that Papillon Shareholders vote in favour of the Transaction or makes a public statement indicating that he or she no longer supports the Merger;

(c)	a Papillon Prescribed Occurrence occurs prior to 8:00 a.m. (WST) on the Second Court Date;

(d)	the Papillon Board recommends a Superior Offer for Papillon; or

(e)

a Competing Proposal for Papillon is announced, made, or becomes open for acceptance and, pursuant to that Competing Proposal for Papillon, the bidder for Papillon acquires voting power (within the meaning of section 610 of the Australian Corporations Act) of 50% or more of Papillon and that Competing Proposal for Papillon is (or has become) free from any defeating conditions.

Termination Rights of Papillon

Papillon may terminate the Merger Implementation Agreement if:

(a)	at any time prior to 8:00 a.m. (WST) on the Second Court Date, B2Gold breaches any representation or warranty in the Merger Implementation Agreement and:

(i)	the breach:

	I.	cannot be remedied by subsequent action on the part of B2Gold before 8:00 a.m. (WST) on the Second Court Date; and

II.

was of a kind that, had it been disclosed to Papillon prior to its entry into the Merger Implementation Agreement, could reasonably be expected to have resulted in Papillon either not entering into the Merger Implementation Agreement or entering into it on materially different terms; or

(ii)	the breach amounts to, results in, or discloses anything, that could reasonably be expected to amount to a B2Gold Material Adverse Event;

(b)

at any time prior to the date of the Papillon Shareholders’ Meeting, a majority of the directors of Papillon have changed, withdrawn or modified their recommendation in accordance with the Merger Implementation Agreement;

(c)

a director of B2Gold fails to recommend the Papillon Merger Resolutions or the Transaction or makes or withdraws his recommendation that B2Gold Shareholders vote in favour of the Papillon Merger Resolutions or makes a public statement indicating that he or she no longer supports the Papillon Merger Resolutions or the Transaction;

(d)	in order to permit the Papillon Board to recommend a Superior Offer; or

(e)	a B2Gold Prescribed Occurrence occurs prior to 8:00 a.m. (WST) on the Second Court Date.

RISK FACTORS

B2Gold Shareholders should carefully consider the following risk factors related to the Transaction. In addition to the risks set out in the documents incorporated by reference in this Information Circular, the proposed combination of B2Gold and Papillon is subject to certain risks, including the following:

Risks Relating to the Transaction

Failure to complete the Transaction could negatively impact the market price of B2Gold Shares and future business and financial results

The completion of the Transaction is conditional upon, among other things, Papillon Shareholder Approval, B2Gold Shareholder Approval, obtaining the Court Orders, and satisfaction of governmental or regulatory conditions (including FIRB, ASIC, TSX, NYSE MKT and ASX approvals). There can be no certainty, and B2Gold is unable to provide any assurance, that these conditions will be satisfied or, if satisfied, that they will be satisfied on acceptable terms.

If the Transaction is not completed for any reason, B2Gold’s ongoing business and financial results may be adversely affected. In addition, if the Transaction is not completed, B2Gold may be subject to a number of additional risks, including the following:

  Under the terms of the Merger Implementation Agreement, in certain circumstances, if the Transaction is not completed by reason of certain circumstances attributable to B2Gold, B2Gold will be required to pay the B2Gold Reimbursement Fee Amount; and

  The price of the B2Gold Shares may decline to the extent that the current market price of the B2Gold Shares reflect a market assumption that the Transaction will be completed and that the related benefits will be realized, or as a result of the market’s perceptions that the Transaction was not consummated due to an adverse change in B2Gold’s business or financial condition.

Whether or not the Transaction is completed, the pending Transaction could adversely affect B2Gold’s operations because matters relating to the Transaction require substantial commitments of time and resources by B2Gold’s management and employees that could otherwise have been devoted to other opportunities that may have been beneficial to B2Gold.

B2Gold cannot guarantee when, or whether, the Transaction will be completed, that there will not be a delay in the completion of the Transaction or that all or any of the anticipated benefits of the Transaction will he obtained. If the Transaction is not completed or is delayed, B2Gold may experience the risks discussed above which may adversely affect B2Gold’s business, financial results and share price.

The Transaction is subject to satisfaction or waiver of a number of conditions

The completion of the Transaction is conditional upon, among other things, Papillon Shareholder Approval, B2Gold Shareholder Approval, obtaining the Court Orders, and satisfaction of governmental or regulatory conditions (including FIRB, ASIC, TSX, NYSE MKT and ASX approvals). There can be no certainty, and B2Gold is not able to provide any assurance, that these conditions will be satisfied or, if satisfied, that they will be satisfied on acceptable terms. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or regulatory approvals could have an adverse effect on the business or financial condition of B2Gold. In addition, if for any reason the conditions to the Transaction are not satisfied or waived and the Transaction is not completed, the market price of B2Gold Shares may be adversely affected.

The issuance of a significant number of B2Gold Shares and resulting “market overhang” could adversely affect the market price of B2Gold Shares after completion of the Transaction

On completion of the Transaction, a significant number of additional B2Gold Shares will be available for trading in the public market. The increase in the number of B2Gold Shares may lead to sales of such B2Gold Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, B2Gold Shares. The potential that a B2Gold Shareholder may sell its B2Gold Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of B2Gold Shares in the public market, could adversely affect the market price of the B2Gold Shares.

The integration of B2Gold and Papillon may not occur as planned

The Merger Implementation Agreement has been entered into with the expectation that its successful completion will result in an enhanced platform for growth. These anticipated benefits will depend in part on whether B2Gold and Papillon’s operations can be integrated in an efficient and effective manner under B2Gold. The integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities and unanticipated costs. As a result of these factors, it is possible that the cost reductions and synergies expected from the Transaction will not be realized by B2Gold.

Risks Relating to the Business of B2Gold

For a discussion of the risks associated with B2Gold please refer to the section entitled “Risk Factors” in the B2Gold AIF, which is available under B2Gold’s profile on SEDAR at www.sedar.com.

Risks Relating to B2Gold Following Completion of the Transaction

The business of B2Gold following completion of the Transaction will be subject to risks currently affecting the businesses of B2Gold and Papillon

For a discussion of the businesses of B2Gold and Papillon, together with factors to consider in connection with those businesses, see the section entitled “Risks Relating to the Business of B2Gold” and the discussion of Papillon’s business and the risks associated therewith under the heading “Information Concerning Papillon”.

Political risks

Papillon currently holds interests in a gold project in Mali, which may be considered to have high political and sovereign risk. Any material adverse changes in government policies or legislation of Mali or any other country that Papillon has economic interests in that affect mineral exploration activities, may affect the viability and profitability of Papillon.

While the government in Mali has historically supported the development of its natural resources by foreign companies, there is no assurance that the government will not in the future adopt different policies or interpretations respecting foreign ownership of mineral resources, royalties rates, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital or the obligations of Papillon under its respective mining codes. The possibility that the government may adopt substantially different policies or interpretations, which might extend to the expropriation of assets, may have a material adverse effect on Papillon. Political risk also includes the possibility of civil disturbances and political instability.

Environmental risks

In Mali, mining is subject to regulations (including environmental regulation) that mandate, among other things, the maintenance of air and water quality as well as land reclamation. Certain environmental regulations may also impose limitations on the generation, transportation, storage and disposal of certain types of mining-generated waste. Current environmental legislation and regulation is evolving, requiring stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Any future changes in environmental regulation, if any, may adversely affect the operations of B2Gold, make those operations prohibitively expensive or prohibit them altogether.

It is also important to note that environmental hazards may exist on the properties in which B2Gold may hold interests in the future that are unknown to B2Gold at the present and that have been caused by Papillon, previous owners or operators, or that may have occurred naturally. These potential environmental matters concerning the mining properties of Papillon may cause B2Gold to be liable for remediating any damage that Papillon or a previous operator may have caused. The liability could include response costs as well as the payment of certain fines and penalties.

Litigation

On April 7, 2014, Papillon announced that a local Malian company, Etablissements Zoumana Traoré SARL (“ZTS”), filed a claim against Papillon before the Commercial Court of Bamako seeking to claim an additional shareholding in Songhoi. Papillon’s Medinandi tenement is owned by Songhoi, a joint venture company between Papillon, which owns 90%, and its local joint venture partner, Mani SARL (“Mani”), which owns 10%. Mani originally acquired the tenement from ZTS in 2006. A judge of the Commercial Court of Bamako has accepted a claim by ZTS on its merits, despite the hearing being supposedly limited to questions of jurisdiction. Upon receipt of the written judgement, Papillon intends to appeal the decision to the Court of Appeal in Bamako. Papillon has also filed a request for arbitration against ZTS in Paris under International Chamber of Commerce (“ICC”) rules. These proceedings are continuing and Papillon remains exposed to the outcome of the court proceedings and arbitration. There is no certainty regarding the time frame in which these proceedings will be resolved. The continuation of these proceedings may delay or prevent Papillon from developing the Fekola Project.

INFORMATION CONCERNING B2GOLD

B2Gold was incorporated under the BCBCA on November 30, 2006. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1 and its registered office is located at Suite 1600, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

B2Gold is a reporting issuer in each of the Provinces of Canada. The B2Gold Shares are listed and posted for trading on the TSX under the symbol “BTO”, on the NYSE MKT under the symbol “BTG”, and on the NSX under the symbol “B2G”

B2Gold is a mid-tier gold mining company with a strategic focus on acquiring and developing interests in mineral properties with demonstrated potential for hosting economic mineral deposits with gold deposits as the primary focus. B2Gold conducts gold mining operations and exploration and drilling campaigns to define and develop resources and reserves on its properties with an intention of developing, constructing and operating mines on such properties. B2Gold’s material projects consist of three mines in Nicaragua and the Philippines, one mine under construction in Namibia and two development projects in Burkina Faso and Columbia.

B2Gold holds other exploration assets in Nicaragua, the Philippines, Namibia, Burkina Faso and Colombia as part of its continuing operations.

B2Gold’s corporate objective is to build an intermediate gold company through the development of gold properties, organic growth through exploration, and by capitalizing on its management experience through strategic acquisitions.

For further information regarding B2Gold, the development of its business and its business activities, see the B2Gold AIF, which is available under B2Gold’s profile on SEDAR at www.sedar.com.

INFORMATION CONCERNING PAPILLON

The information concerning Papillon contained in this section of the Information Circular, including information incorporated by reference, has been taken from or is based upon publicly available documents, records and information on file with Australian securities regulatory authorities and other public sources or has been provided by Papillon. Papillon is responsible for providing all information regarding Papillon and its past, present or future operations, affairs, business or strategic plans required to ensure that this Information Circular complies with all applicable regulatory, compliance and content requirements.

The scientific and technical information in this Information Circular regarding Papillon’s Fekola Project is based upon the Fekola Technical Report as defined on page 52 below.

The following describes the business of Papillon and should be read in conjunction with its financial statements contained in Schedule E and management’s discussion and analysis contained in Schedule F to the Circular.

Unless the context otherwise requires, all references in this Schedule to “Papillon” means Papillon Resources Limited and any subsidiaries of Papillon Resources Limited. Certain other terms used in this section are defined under “Glossary of Terms” in this Information Circular.

Corporate Structure

Name, Address and Incorporation

Papillon Resources Limited (formerly Colonial Resources Limited) is a company registered under the laws of Australia with a registered office at Level 11, BGC Centre, 28 The Esplanade, Perth, Western Australia 6000. Papillon’s governing corporate statute is the Australian Corporations Act.

Intercorporate Relationships

The following chart sets forth Papillon’s corporate structure, including each of its material subsidiaries, all of which are owned in the percentages set out below, as at the date of this Information Circular.

General Development of the Business

Papillon is listed on the ASX and is an emerging West African gold company focussed on the development of its Fekola gold project (the “Fekola Project”) and the exploration of its portfolio of tenements in south western Mali.

Papillon is an Australian public company that was incorporated on May 11, 2006 and admitted to the official list of the ASX on February 27, 2007 following an initial public offering to raise A$2,800,000.

Papillon is a “disclosing entity” for the purposes of the Australian Corporations Act and is therefore subject to regular reporting obligations under the Australian Corporations Act and the ASX Listing Rules.

Prior to completion of the arrangements, Papillon’s objective is to create long-term shareholder value by becoming a West African gold producer in the near-term, through the development of the Fekola Project. To date, Papillon has not commenced production of any minerals, nor has it identified an Ore Reserve in accordance with the JORC Code. To achieve its objective, Papillon currently has the following business strategies and prospects:

  Complete a DFS on the Fekola Project, which is scheduled for completion in the second half of 2014;

  Complete further drilling programs to expand the existing mineral resource estimate at Fekola and upgrade the resource classifications;

  Commence evaluation of project finance options for the Fekola Project;

  Commence early site works and infrastructure construction at the Fekola Project;

  Subject to the results of a positive DFS, obtaining all necessary permits and licences and project financing, advance the Fekola Project through the development and construction phases and into production; and

  Further explore Papillon’s portfolio of gold tenements in western and southern Mali, including Menankoto Sud.

All of these activities are subject to inherent risks and Papillon Board is unable to provide certainty that any or all of these developments will be able to be achieved.

Three Year History

The following events have influenced the general development of Papillon’s business over the past three completed financial years:

July 1, 2011 – June 30, 2012

  During the year, Papillon continued its drilling campaign at Fekola which comprised a total of 587 drill holes for approximately 57,750 metres drilled. Diamond core (“DD”) drilling accounted for 114 drill holes (approximately 29,350 metres), reverse circulation (“RC”) drilling accounted for 115 drill holes (approximately 16,250 metres), and air core (“AC”) drilling and rotary air blast (“RAB”) drilling accounted for the balance of 358 drill holes (approximately 12,150 metres). The vast majority of the DD and RC drilling was focused on the northern portion of the strike extent of mineralisation identified at Fekola.

  In February 2012, Papillon completed a placement of 21 million ordinary shares to institutional investors to raise gross proceeds of A$16.0 million.

  On May 29, 2012, Mr. Robert Behets was appointed as acting Managing Director of Papillon, following the resignation of Mr. Alan Campbell.

  In June 2012, a Scoping Study and Environmental and Social Impact Assessment (“ESIA”) commenced at the Fekola Project.

July 1, 2012 – June 30, 2013

  On July 4, 2012, Papillon announced a maiden mineral resource estimate for Fekola comprising Indicated Resources of 10.5 million tonnes averaging 2.75 g/t gold for a contained 0.93 million ounces of gold and Inferred Resources of 30 million tonnes averaging 2.3 g/t gold for 2.21 million ounces of gold at a lower cut-off grade of 1.0 g/t gold.

  On September 12, 2012 Papillon moved to a 90% ownership of Fekola by acquiring an additional 10% of the ordinary share capital in Songhoi Resources SARL (“Songhoi”) from its local partner, Mani SARL.

  On October 17, 2012 a Scoping Study was completed yielding positive results with respect to the technical and economic viability of Fekola.

  On November 27, 2012, Papillon appointed Mr. Mark Connelly as Managing Director and Chief Executive Officer.

  On December 31, 2012, Papillon appointed, Mr. Guy de Grandpré, as Managing Director – Mali.

  On January 24, 2013, Papillon announced an updated mineral resource estimate for Fekola comprising Measured and Indicated Resources of 44.31 million tonnes averaging 2.46 g/t gold for a contained 3.5 million ounces of gold and Inferred Resources of 10.7 million tonnes averaging 2.1 g/t gold for a contained 0.7 million ounces of gold at a lower cut-off grade of 1.0 g/t gold.

  On March 25, 2013, Papillon completed a placement of 39.5 million ordinary shares to institutional and sophisticated investors to raise gross proceeds of A$52.9 million.

  On May 9, 2013, Papillon was granted an Environmental Permit for Fekola following the submission of an ESIA.

  A pre-feasibility study on Fekola was completed in June 2013 which confirmed Fekola’s technical viability, robust economics and capacity to operate with significant positive cash margins. Key results included LOM average annual production in excess of 300,000 ounces gold, LOM average cash operating costs of less than US$600 per ounce.

  During the 2013 year, Papillon drilled over 85,000 metres including approximately 27,500 metres of DD (including RC with DD tail) and approximately 57,500 metres of RC, at Fekola. The key objectives of the drilling program was to expand the mineral resource estimate at Fekola, down dip and along plunge of the existing mineralisation, test a number of priority targets along and near the Fekola Corridor, facilitate the refinement of the existing geological model and the generation of additional exploration targets regionally surrounding Fekola.

July 1, 2013 – June 30, 2014

  On September 3, 2013, Papillon announced a further updated mineral resource estimate for Fekola comprising Measured and Indicated Resources of 60.01 million tonnes averaging 2.40 g/t gold for a contained 4.64 million ounces of gold and Inferred Resource of 8.3 million tonnes averaging 1.9 g/t gold for a contained 0.5 million ounces of gold at a lower cut-off grade of 1.0 g/t gold.

  Following completion of the pre-feasibility study, Papillon conducted a detailed review prior to the award of the feasibility study. The intent of the review was to identify opportunities for further reductions in capital and to maximise operating margins through further detailed work streams.

  On February 13, 2014, Papillon was granted a mining permit to develop and mine the Fekola Project (the “Mining Permit”). The Mining Permit is valid for a period of 30 years and covers the entire 75 km2 area of the existing Fekola Exploration Permit. The Mining Permit, together with the Papillon’s previously granted Environmental Permit, were the final significant permitting requirements for Papillon, giving it security of tenure, and final approval for the mine development and exploitation of gold at Fekola.

  On February 24, 2014, Papillon released the first set of drilling results from its recently granted Menankoto Sud exploration permit (“Menankoto Sud”). The Menankoto Sud exploration permit is located approximately six kilometres north of the northern border of the Mining Permit. The drilling campaign at Menankoto Sud consisted of shallow RC scout drilling comprising 14 drill holes for a total of approximately 1,900 metres.

  On March 25, 2014, Papillon formally commenced the DFS for Fekola with Lycopodium Minerals Pty. Ltd. (“Lycopodium”) appointed as Lead Engineer to manage the overall project and the many independent consultants whose work will form part of the final DFS.

  On June 3, 2014, Papillon entered into a definitive Merger Implementation Agreement with B2Gold to combine the two companies at an agreed exchange ratio of 0.661 B2Gold Shares for each Papillon share held. The Merger will be implemented by way of a scheme of arrangement.

  On June 12, 2014, Mr. Peter Woodman resigned as a non-executive director of Papillon.

Description of the Business

General

Papillon is listed on the ASX and is an emerging West African gold company focussed on the development of its Fekola Project and the exploration of its portfolio of tenements in south western Mali.

Competitive Conditions

The gold exploration and mining business is a competitive business. Papillon competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The ability of Papillon to acquire mineral properties in the future will depend not only on our ability to develop present properties, but also on its ability to select and acquire suitable prospects for mineral exploration.

Employees

The number of full time and full time equivalent personnel employed by Papillon and its subsidiaries at June 30, 2014 was 60. Additional personnel may be employed on a daily basis depending on the operations at any point in time.

Foreign Operations

Papillon’s material mineral properties are located in Mali, a foreign jurisdiction.

Mineral Properties

Fekola Project

The scientific and technical information in this section regarding the Fekola Project is based upon the technical report entitled “Fekola Gold Project, Mali, NI 43-101 Technical Report on Preliminary Economic Assessment” dated effective June 3, 2014 (the “Fekola Technical Report”) prepared for B2Gold by the following Qualified Persons (“QPs”) as defined under NI 43-101: Nic Johnson, M.AIG, Consulting Geologist of MPR Geological Consultants Pty Ltd. (“MPR”), Chris Kaye, FAusIMM, Principal Process Engineer, Don Tschabrun, RM SME, Consulting Mining Engineer, each of Mine and Quarry Engineering Services Inc. (“MQes”), Dr. George Papageorgiou, B.Sc., M.Sc., Ph.D Eng. (Civil), Partner and Director of Epoch Resources Pty Ltd. (“Epoch”), and Tom Garagan, P.Geo., Senior Vice President Exploration and William Lytle, Vice President and Country Manager, Namibia, each of B2Gold.

Introduction

The Fekola Technical Report has been prepared in support of this Information Circular and in connection with the B2Gold Meeting. The Fekola Technical Report has been prepared, and is intended to be used, in connection with the proposed transaction, and to support the first-time disclosure by B2Gold of material scientific and technical information on a property that will be material to the resulting issuer.

This information includes a first-time disclosure of Mineral Resource estimates and the results of a Preliminary Economic Assessment (“PEA”) study completed on the Fekola Project. The Fekola Technical Report also documents a Mineral Resource estimate update that was completed subsequent to the resource estimate that supports the PEA. The updated Mineral Resource estimate was compared to the estimate that supports the PEA. The interpretations in the estimate that supports the PEA as to grade and geological continuity remain unchanged in the resource update. As a result, assumptions in the PEA have not changed in terms of their outcomes as their underlying assumptions remain reasonable.

Project Description, Location and Ownership

The Fekola Project is located within the Kayes Region, in southwestern Mali, on the western border of Mali with Senegal. The Fekola Project is situated about 210 km south of Kayes and about 40 km south of the city of Kéniéba. Papillon indirectly owns 90% of Songhoi, the Malian holding company for the Fekola Project. The remaining 10% interest is held by Mani Sàrl (“Mani”). Papillon is the operator of the Fekola Project.

A 75 km2 mining lease (the Médinandi Exploitation License) was granted to Songhoi for the Fekola Project on 13 February 2014, under permit number 0070/PM-RM. The exploitation license is current for a 30-year term, expiring February 2044. A 3% royalty (mining tax) is payable to the Malian government once production commences. There is an additional 3% tax on the sales of gold. The total royalty payments on production will be 6%.

Upon the grant of an exploitation license, the holder of the exploitation license must take steps to create an exploitation company incorporated under the laws of Mali (the “new Malian company”). Upon the issuance of the Médinandi Exploitation License, which entails the grant of a 10% participation to the Government of Mali, each of Papillon and Mani agreed to contribute a 5% participation to the Government of Mali so that the new Malian company shareholding will be distributed as follows: 85% for Papillon, 5% for Mani, and 10% for the Government of Mali.

Papillon and the Government of Mali continue to be engaged in discussions as to whether the Médinandi Exploitation License will be governed by the 2012 Mining Code, or will be considered to be grandfathered under the previous 1999 Mining Code. This will be determined when the new Malian operating company is established and the convention terms are finalized.

All of the surface rights in the Fekola Project area are under the ownership of the Republic of Mali and have not been registered to any private entity.

There are a number of small villages in the exploitation license area, but there are currently no inhabitants in a “no-go” zone, which is the area required for mining operations, infrastructure and a 500 m buffer zone around the active blasting area. Previous farmers and other inhabitants have been re-located and compensation has been paid. There are no future payments or liabilities associated with the relocation effort and there are currently no inhabitants remaining in the no-go zone.

Access, Climate, Local Resources, Infrastructure and Physiography

The Fekola Project area is in the pre-Guinean climate zone, where the average rainfall is greater than 1,000 mm and may attain 1,200 mm, with a maximum of 85 days of rain and a rainy season lasting six months, from May to October, which is characterized by torrential rains. The temperatures in the region vary depending upon both latitude and season, with a mean annual temperature of approximately 28°C. Mining activities are expected to be conducted year-round. Exploration activities are generally curtailed from approximately July to September due to the rainy season.

Access to the Fekola Project is either from Dakar or from Bamako by road. Air access by charter flight is currently available between Bamako and Kenieba, the major town approximately 40 km north of the project sited. Charter flight directly to a new airstrip at the project site is planned as part of future Project development.

The Project site is relatively flat, with a mean elevation above sea level that varies from about 125 to 140 m. Various laterite plateaus rise approximately 30–40 m above the surrounding landscape. The Falémé River occupies a meandering drainage to the south and west of the Fekola Project area.

History

Work on the Médinandi Exploitation License has been conducted by Société Nationale de Recherches et d’Exploitation des Ressources Minières de Mali (“Sonarem”), Bureau de Recherches Géologiques et Minières (“BRGM”), the Guefest Company (“Guefest”), Western African Gold and Exploration S.A. (“WAG”), Randgold Resources Ltd. (“Randgold”), Central African Gold plc (“Central African”) and Papillon.

Work programs have included geological reconnaissance, interpretation of Landsat and aeromagnetic data, regional geological and regolith mapping, ground induced polarization (“IP”) geophysical surveys, airborne magnetic and electromagnetic (“EM”) surveys, soil, rock, and termite geochemical sampling, trenching, auger, rotary air-blast (“RAB”), air core, reverse circulation (“RC”) and core drilling, mineral resource estimates and updates to those estimates, environmental studies to support environmental permit applications, geotechnical and hydrological surveys and water sampling, topographic surveys, metallurgical sampling, upgrading of access roads and the accommodation camp, and preliminary mining studies.

In 2012, a scoping-level study was performed, which indicated sufficiently positive economics under the study assumptions that Papillon proceeded with a pre-feasibility study in 2013 (the “2013 Report”), prepared using assumptions and allowances in the 2004 Australasian JORC Code. The 2013 Report was also required by the Government of Mali in support of conversion of the exploration permit to an exploitation license, and some of the supporting studies in the 2013 Report document were prepared in support of the Fekola Project environmental permit. The 2013 Report was completed in June 2013 and indicated positive project economics under the assumptions in the study. As a consequence, Papillon commenced more detailed engineering and technical studies, and has undertaken some preliminary site works in support of future project construction, including site-clearing activities.

Geological Setting

The Fekola deposit is hosted in Birimian Supergroup rocks within the eastern portion of the Paleo-Proterozoic Kédougou–Kéniéba inlier, which covers eastern Senegal and western Mali. It is considered to be an example of an orogenic gold deposit.

The Fekola deposit extent is nearly 4 km long by 300 m wide by 400 m deep (vertical). A higher-grade shoot has been identified in drill core that plunges approximately 20° to the north–northwest and extends over 1,500 m down plunge with variable widths from 10 to as much as 125 m. In the deposit area, the deepest drill hole reached about 650 m depth; outside the deposit area, drilling typically extends to about 120 m depth.

The host rock succession is a bimodal sedimentary-volcanic succession that includes fine-grained siliciclastic rock (shales and siltstone), turbidites, mass flow deposits and carbonate rocks. A volcanic rock package occurs in the footwall of the sedimentary package. The entire sequence is tilted and dips moderately steeply (70° to 80°) in a westerly direction and is locally intensely altered. Graded bedding, soft-sediment deformation textures and cross bedding stratification indicate a normal layering of the sequence. The stratigraphic succession is possibly duplicated across a steeply west-dipping late-stage reverse fault termed the Fekola Fault. Host rock alteration is spatially correlated with the most intense alteration that is most commonly associated with strong gold mineralisation.

Exploration

A light detection and ranging (LiDAR) survey was undertaken in 2012. The projection utilised for the whole project was UTM 29N, WGS84. The EGM2008 Geoid Model was used to transform from ellipsoid heights to orthometric heights (metres above sea level). The survey has a contour accuracy of ±0.5 m.

Soil geochemistry has proven to be an effective exploration tool in the search for gold mineralisation in areas of deep weathering and alluvial cover. In the early Papillon programs, soil samples were analysed for gold only. Recent geochemical work suggests that gold mineralisation may be associated with elevated tungsten, copper and possibly arsenic values; however, the use of these pathfinder elements requires further evaluation.

Soil geochemical surveys have been completed in a number of phases with the initial focus around the Médinandi prospect and then extending out across the area of the Médinandi Exploitation License. The soil sampling surveys consisted of the collection of material from small pits that were typically excavated to 60 cm below surface on 80 m by 160 m spaced grid lines.

Termite mound and rock chip and grab sampling has also been performed within the Médinandi Exploitation License. A number of phases of geophysical surveys have been completed over the deposit and the exploitation license area, including in 2007, 2008, and 2010.

Some pitting and trenching was performed over the exploitation license during the legacy campaigns; however there is limited information on the programs. A total of 48 pits were excavated in 2013 as part of the geotechnical appraisal of the planned plant and tailings storage facility (TSF) area and a further 62 geotechnical test pits were excavated in the same area during Q1 2014.

A number of petrographic descriptions have been completed in support of better lithological and mineralogical descriptions for the Fekola deposit mineralization and host rocks.

Mineralization

Mineralization is spatially associated with a segment of the Fekola Fault that strikes north–northwest to south–southeast over a distance of at least 3 km, and which is known to be associated with lower-grade mineralisation further to the north and south of the main Fekola mineralised zone.

Mineralization at Fekola is essentially confined to a pervasively-altered rock and carbonate–quartz–pyrite vein stockwork system. The stockwork contains various vein morphologies, including straight and irregular millimeter-scale veins and veinlets, breccias, and boudinaged and sigmoidal vein arrays. Mineralization is also associated with disseminated sulphides within the alteration zone.

Gold mineralization is preferentially associated with stringers of pyrite parallel to the foliation and in fine disseminated pyrite and minor amounts of copper sulphides (chalcopyrite) as the main sulphide phases. Tennantite ± tetrahedrite ± (trace) galena have also been observed. The total sulphide content of the deposit is typically less than 5%. The primary mineralization metal association is Fe–Cu–Au with minor associated antimony and tungsten. Arsenic grades are typically low.

Drilling

Legacy drilling and sampling are not considered part of the current active database, and are not used in support of the Mineral Resource estimates. The working drill database dated June 11, 2014 focused on drilling undertaken by Papillon and its predecessor companies from January 2007 to June 2014. Within the database are a total of 1,355 RC drill holes (149,681 m), 44 holes that commenced with an RC collar but were completed with a core tail (RC–DD) drill holes (13,520 m) and 240 core drill holes (56,804 m). RAB drilling (1,166 holes; 24,115 m), air core drilling (300 holes, 11,257 m), and trenching (one trench, 150 m) were completed as part of early exploration efforts and are not used in support of Mineral Resource estimates.

A total of 428 drill holes (80,969 m) were available at the database cutoff date of January 15, 2013 that was used for the January 2013 PEA mineral resource estimate. A total of 643 drill holes (127,148 m) were available at the data cutoff date of August 5, 2013 for the August 2013 Mineral Resource estimate update. Both estimates are based on RC, core, and core with RC pre-collar drilling data.

The average core recovery is 97.2% for all drilling and is also 97.2% for holes completed within the Fekola deposit area. There does not appear to be a direct relationship between core recovery and gold grade for Fekola.

Drill collars for exploration drill holes are normally surveyed using a hand-held geographic positioning system (“GPS”) instrument. In the deposit area, drill hole collars are picked up using a differential GPS, which has an accuracy of ± 10 cm.

Depending on ground conditions, and the purpose of the drill hole, RC holes are typically surveyed at 30–50 m intervals downhole, using a Reflex downhole surveying rod. Core holes are surveyed on the same approximate intervals, using the Reflex instrument.

Most of the drill holes at Fekola are drilled at -50 to -55° to the east (N90E) which intersects the main mineralized zone at a high angle. The higher-grade mineralisation strikes approximately north–northwest, is steeply dipping 70–80° to the west, and plunges shallowly to the north–northwest. In general, true thicknesses are 70 to 80% of the sampled length.

Sampling and Analysis

The standard sample length for core, RC and trench samples is 1 m. However, this may be adjusted as appropriate for lithological contacts, structures, or alteration boundaries. From January 2011 to June 2013, the primary laboratory was SGS Kayes, Mali; from November 2013 to date the primary laboratory has been SGS Bamako, Mali. The laboratories are not formally accredited. The main analytical method used for the samples sent for gold assay is fire assay. Certified reference materials (“CRMs”), duplicates and blanks are inserted at regular intervals in the sample chain to monitor laboratory performance.

A portable X-ray fluorescence (“PXRF”) instrument and workstation is used to reanalyse samples to obtain multi-element results for selected drill holes.

For density determinations, the water immersion bulk density method was used as a standard procedure, except in the very near surface oxidised units, or where core is significantly porous, where the volumetric method was occasionally used.

Sample security measures practiced included moving of RC samples and core from the drill site to the Fekola camp yard at the end of each drill shift, and tracking of sample shipments using industry-standard procedures. The core storage is secure because Fekola is a remote camp, access is strictly controlled, and a Papillon representative is always present in the camp.

Mineral Resource Estimation

There are two current Mineral Resource estimates for the Fekola Project.

The resource model supporting the PEA (the “January 2013 PEA Mineral Resource estimate”) was constructed in January 2013 and is the same model that supports Papillon’s disclosure in January 2013. For the purposes of the January 2013 PEA Mineral Resource estimate, however, a conceptual Lerchs–Grossmann (“LG”) pit shell was applied to the model in support of assessment of reasonable prospects of eventual economic extraction. The application of the pit shell is the primary reason for the differences in the tonnage and grade estimates between the Papillon disclosure of January 2013 and the January 2013 PEA Mineral Resource estimate.

Following additional drilling, the resource model was updated in August 2013, to incorporate additional drill data (the “August 2013 Mineral Resource estimate update”). This updated model supported Papillon disclosures made in September 2013. For the purposes of the August 2013 Mineral Resource estimate update, however, a conceptual pit shell was applied to the model in support of assessment of reasonable prospects of eventual economic extraction. The application of the pit shell is the primary reason for the differences in the tonnage and grade estimates between the Papillon disclosure of September 2013 and the August 2013 Mineral Resource estimate update.

The general approach and methodology used for the January 2013 PEA Mineral Resource estimate (supporting the PEA) and the August 2013 Mineral Resource estimate update were the same. Where minor differences were implemented, they are noted in the model description.

Geological/mineralisation and weathering interpretations were completed on 40 m spaced drill sections. The sectional interpretations served as the basis for 3-D solids models used to code the block model. Mineralisation domains are based on zones of similar grade tenor (nominal 0.1 g/t Au threshold) and directional trends. A total of five primary domains (Domain 2 to Domain 6) were defined for the January 2013 PEA Mineral Resource estimate, and six primary domains (Domain 2 to Domain 7) were outlined for the August 2013 Mineral Resource estimate update. In each case, Domain 1 was assigned to composites that were left un-assigned to primary domains. This resulted in six domains in total being defined for the January 2013 PEA Mineral Resource estimate and seven domains in total for the August 2013 Mineral Resource estimate update. Weathering surfaces were applied to each of the primary domains resulting in a weathered and fresh rock solid for each of the grade domains.

An evaluation of the data distributions using univariate statistics and histogram plots was undertaken in support of domaining and determination of potential grade top-cuts. Generally, the highest-grade composites were either removed from estimation, or the effect of the high grades has been mitigated in the gold estimation by selecting the median rather than the mean as being the average grade of the highest indicator bin.

The mean of the density measurements at 2.77 g/cm3 was used for the density of the fresh rock horizon in the January 2013 PEA Mineral Resource estimate. For the August 2013 Mineral Resource estimate update, the mean of the measurements, at 2.77 g/cm3 was used for the density of the fresh rock horizon. The density used in both resource models for the weathered horizon has been assumed to be 1.80 g/cm3 to account for the observed more friable (highly weathered) material in the upper horizons of the deposit. This assumption is not considered material to either of the Mineral Resource estimates due to only a very small percentage (<5%) of the mineralization occurring in the weathered horizon.

Assay data were composited to 2 m down-hole intervals. Indicator and gold variograms were modelled from datasets formed from composites flagged by the mineralised wire-frames.

Plan view panel dimensions of 20 m east by 40 m north were selected for the multiple-indicator kriged (“MIK”) estimates on the basis of sample spacing in the more closely-drilled portions of the deposit. Composited drill samples were flagged as lying within or outside the domain wire-frames and in weathered or fresh rock horizons. Conditional statistics were calculated for each data subset at 14 probability (grade) thresholds. Variance adjustment factors applied to the MIK model produce resource estimates that predict tonnage and grade of material that would be recovered from each panel if the panel were mined using the planned 5 mE x 10 mN x 5 mRL selective mining unit (“SMU”) as the minimum selection criteria.

Estimations were validated by comparing the average estimated gold grade (block resource above 0.00 g/t Au cutoff) with the average composite grade by easting, northing and elevation through the Fekola resource area. The average block grades estimated by MIK are generally smoothed compared to the average composite grades over the same easting, northing or elevation, but do follow the same trends seen in the composite average grades.

Both the January 2013 Mineral Resource estimate supporting the PEA and the August 2013 Mineral Resource estimate update are reported inclusive of initial conceptual mining considerations. This means that the MIK model predicts tonnage and grade of material that would be recovered from each panel if the panel were to be mined using a 5 m x 10 m x 5 m SMU as the minimum selection criteria to distinguish between “mill feed” or “mineralized material” (material sent to a mill or a low-grade stockpile) and waste.

Mineral Resources for both estimates are reported above a selected cutoff grade, and within a pit shell. Parameters used for the mineral resource pit shells are based on work completed for the PEA, using a price of $1,550/oz gold. The calculated marginal cutoff grade is 0.6 g/t gold (excluding selling costs and refining) and is used for resource reporting.

Mineral Resource Statement

The January 2013 PEA Mineral Resource estimate has an effective date of January 15, 2013. The August 2013 Mineral Resource estimate update has an effective date of August 5, 2013.

The Qualified Person for the Mineral Resource estimates is Mr. Nic Johnson, M.AIG, an employee of MPR. The Mineral Resource estimates were prepared in accordance with the definitions set out by the CIM Standards as incorporated by reference in NI 43-101.

The January 2013 PEA Mineral Resource estimate and the August 2013 Mineral Resource update estimate are set out below. The estimate base cases are highlighted in the tables. Additional cases which illustrate the sensitivity of the estimate to changes in gold cutoff grade are provided in the tables. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

January 2013 PEA Mineral Resource Estimate Statement (base case is highlighted)

Cutoff Grade	Measured			Indicated			Measured + Indicated
Au (g/t)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)
0.5	57,500	1.77	3,270	13,600	1.78	770	71,100	1.77	4,040
0.6	51,600	1.91	3,160	12,200	1.92	750	63,700	1.91	3,910
0.7	46,200	2.06	3,060	10,900	2.07	720	57,100	2.06	3,780
Cutoff Grade	Inferred
Au (g/t)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)
0.5	7,800	1.72	430
0.6	7,100	1.84	410
0.7	6,400	1.96	400

Notes:

  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be converted to Indicated or Measured Mineral Resources as a result of continued exploration.
  Estimates are reported for both weathered and fresh rock.
  Mineral Resources are reported within a conceptual Lerchs-Grossmann pit shell that assumed the following parameters: gold price of $1,550/oz, 4 Mt/a throughput rate, a mining cost of $4.07/t, process costs of $19.40/t mill feed, metallurgical recovery of 92%, general and administrative costs of $2.50/t mill feed, average pit slope angles of 46º in weathered material and 48.5º in fresh rock, mining dilution of 0%, assumption of 100% mining recovery, 6% royalty, and a discount factor of 10%.
  The LG pit was run on MPR’s January 2013 0.6 g/t Au MIK grade model. All resource categories were considered in the pit run.
  Figures have been rounded and totals may not sum.
  Tonnes are reported as metric tonnes, gold grades as grams per metric tonne; ounces are troy ounces.

August 2013 Mineral Resource Estimate Update Resource Statement (base case is highlighted)

Cutoff Grade	Measured			Indicated			Measured + Indicated
Au (g/t)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)
0.5	65,700	1.75	3,690	27,200	1.81	1,580	92,900	1.77	5,270
0.6	59,000	1.89	3,580	24,700	1.94	1,540	83,700	1.90	5,120
0.7	52,900	2.03	3,450	22,400	2.07	1,490	75,400	2.04	4,940
Cutoff Grade	Inferred
Au (g/t)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)
0.5	7,800	1.55	380
0.6	6,900	1.69	370
0.7	6,100	1.82	350

Notes:

  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be converted to Indicated or Measured Mineral Resources as a result of continued exploration.
  Estimates are reported for both weathered and fresh rock.
  Mineral Resources are reported within a conceptual Lerchs-Grossmann pit shell that assumed the following parameters: gold price of $1,550/oz, 4 Mt/a throughput rate, a mining cost of $4.07/t, process costs of $19.40/t mill feed, metallurgical recovery of 92%, general and administrative costs of US$2.50/t mill feed, average pit slope angles of 46º in weathered material and 48.5º in fresh rock, mining dilution of 0%, assumption of 100% mining recovery, 6% royalty, and a discount factor of 10%.
  The LG pit was run on MPR’s January 2013 0.6 g/t Au MIK grade model. All resource categories were considered in the pit run.
  Figures have been rounded and totals may not sum.
  Tonnes are reported as metric tonnes, gold grades as grams per metric tonne; ounces are troy ounces.

The methodology used for the August 2013 Mineral Resource estimate update was the same as that used for the January 2013 PEA Mineral Resource estimate. This includes the approach used for grade and weathering domain interpretations, capping, compositing, variography, grade estimation methodology and resource classification criteria. An additional 215 drill holes were available at the time of the August 2013 Mineral Resource estimate update as compared to the January 2013 PEA Mineral Resource estimate (however, only 56 of these holes (17,020 m) are within the immediate Fekola Mineral Resource estimate limits). The holes drilled close to the limits of the January 2013 PEA Mineral Resource estimate boundaries supported the interpretations in the January 2013 PEA Mineral Resource estimate as to grade and geological continuity, and extended the known down-plunge mineralization extents.

Factors which may affect the estimates include:

  Variations in the assumptions used to generate the conceptual LG shell would also affect the estimate, including variations in the assumptions as to the gold price, operating cost, pit slope angles and metallurgical recoveries;
  Local changes due to faulting and more detailed modelling could result in discontinuities and offsets of mineralization;
  The approach used to cap high grades, in addition to the use of MIK estimation, limits the over-projection of high grade in the estimate; however, there remains some risk associated with the estimation of the higher grades present in the deposit; and
  If the production rate is increased, the SMU would likely be larger and therefore the block variance adjustments would require review.

Proposed Mine Plan

The preliminary mine plan for the Fekola Project is based on Measured and Indicated Mineral Resources. All material classified as Inferred was considered waste material. Preliminary technical and economic considerations have been applied in this study. More detailed engineering studies are needed to enable reporting of Mineral Reserves. There is no certainty that the PEA based on these Mineral Resources will be realized.

The Fekola deposit will be mined by conventional open pit mining methods utilizing 90 t off-highway mining trucks and 16.5 m3 hydraulic front shovels. The mine production schedule is based on delivering 4 Mt of mill feed material per year. It is anticipated that a mining contractor will be utilized to perform all mining functions consisting of blasthole drilling, blasting, loading and hauling, as well as road and pit maintenance functions.

Whittle pit shells were run to initiate the mine design process. These Whittle shells were checked by another mine planning software LG algorithm and found to be reasonable. A series of six pit stages were designed to produce a mine production schedule which would supply 4 Mt of mill feed material annually.

Although the economic gold cutoff grade was calculated to be 0.7 g/t, based on a cutoff grade strategy analysis, it was determined that raising the cutoff grade to 1.1 g/t generated a higher net present value (“NPV”) for the Fekola Project. Based on a gold cutoff grade of 1.1 g/t, the Fekola Project generates about 34 Mt of mill feed material at a gold grade of 2.73 g/t. Total material moved is estimated to be about 183.3 Mt.

The mined waste rock will be placed in one of three selected waste rock facilities located relatively close to the open pit. One of the waste rock facilities will act as a buffer to the Fadougou village.

The Fekola Project will utilize contractor mining rather than owner mining. Papillon sent tenders to several local contractors to which five contractors responded. The mining contractors provided an equipment list as well as manpower expectations. The Fekola Project’s equipment productivity requirements were checked against the mine equipment fleet provided by the mining contractors and the comparison is such that the selected equipment is adequate to perform the necessary annual material movement requirements.

Process and Metallurgy

Two phases of metallurgical testwork were completed on Fekola Project samples during 2012 and 2013 and the ensuing data was used to form the basis of the design criteria for the proposed processing plant.

The process plant will consist of primary jaw crushing, primary semi-autogenous grind (“SAG”) milling and secondary ball milling with gravity recovery, leach feed thickening, carbon-in-leach (“CIL”), elution and gold electrowinning, and cyanide detoxification circuits, with associated services and ancillaries.

The process plant has been designed to treat 4 Mt/a run-of-mine (“ROM”) material at an average grade of 2.73 g/t Au. The gold will be produced as doré bars ready for shipment to a refinery.

Testwork to better define metallurgical response and supply engineering criteria for improving the process plant design is ongoing. Metallurgical testwork to date shows a wide scatter of metallurgical recovery results. As such there is both risk and upside opportunity to the metallurgical criteria developed to date. Additional variability testing will improve confidence in metallurgical responses.

Metallurgical recoveries for gold are estimated to range from 89% to 93% on a pre-operational discount basis (86% to 90% on a post-discount basis). These recovery predictions are acceptable for a PEA level, however, there is insufficient testwork addressing sample variability to support a higher level of study. Also, the metallurgical recoveries show excessive scatter. Development of the geo-metallurgical model discussed above will improve confidence in the current predicted metallurgical recoveries.

Production Forecast

The results of the PEA show that the Fekola deposit will be a low-cost project with robust project economics. The base case Fekola Project presented in the PEA produces approximately 306,000 troy ounces per annum of gold over a mine life of approximately 8.6 years.

Financial Metrics

The Fekola Project demonstrates robust economics, a low cash cost, high internal IRR, and very positive NPV at the base case assumptions of a 10% discount rate and a gold price of $1,300 per troy ounce.

Key economic results include:

  Pre-tax NPV of $850 million and an IRR of 67%;
  Post-tax NPV of $560 million and an IRR of 57%;
  Average life-of-mine operating cash cost of $580 per troy ounce;
  Average life-of-mine all-in-sustaining cost of $725 per troy ounce;
  Average annual revenue of $375 million; and
  Average annual operating cash flow (pre-tax, post royalties) of $190 million.

Exploration and Development

Subsequent to, and assuming the completion of, the merger of Papillon and B2Gold, B2Gold intends to proceed with detailed engineering studies at a feasibility level.

B2Gold intends to its complete review of the Fekola Project geology focusing on the lithological and structural controls on mineralization. This will culminate in a new geological model which will be incorporated into an updated block model and form the basis for an updated resource estimate. While the initial focus of the program will be on the Fekola deposit, B2Gold will also review exploration targets in the deposit vicinity to determine if there are sufficient data to support initial resource estimates.

Other Tenements

Papillon also has joint venture interests in a portfolio of other gold exploration licences and licence applications covering approximately 1,000 km2 in western and southern Mali. To date, limited exploration activities have been conducted on these tenements.

At the date of this Information Circular, Papillon had an interest in the following tenements:

Project	Tenement Name	Location	Percentage Interest	Status
Fekola Project:	Medinandi	Kenieba, Mali	90	Granted
Menankoto Sud Project:	Ménankoto Sud	Kenieba, Mali	95	Granted
Other Mali West Properties:	Bantako Est	Kenieba, Mali	90	Granted
	Diangounte	Kayes, Mali	90	Granted
	Babara	Kenieba, Mali	90	Application
	Makounké Ouest	Kenieba, Mali	90	Application
	Serinati	Kayes, Mali	90	Application
Mali South Properties:	Gouenso	Yanfolia, Mali	90	Granted
	Mandiela	Yanfolia, Mali	90	Granted
	Sankama	Bougouni, Mali	90	Granted
	Nounfara	Yanfolia, Mali	90	Application
	Diossyan	Yanfolia, Mali	90	Application
	Heremakono	Kangaba, Mali	90	Application
	M'tébougou	Bougouni, Mali	90	Granted
	Ourou-Ourou	Yanfolia, Mali	90	Application

Risk Factors

Papillon is currently exposed to the following risks:

(a)	Exploration and development risks

The exploration for, and development of, mineral deposits involves a high degree of risk. Few properties which are explored are ultimately developed into producing mines. Resource exploration and development is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits, but also from finding mineral deposits that, although present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by Papillon may be affected by numerous factors that are beyond the control of Papillon and that cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in Papillon not receiving an adequate return on investment capital.

Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices, which fluctuate widely, and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The combination of these factors may result in Papillon expending significant resources (financial and otherwise) on a property without receiving a return. There is no certainty that expenditures made by Papillon towards the search and evaluation of mineral deposits will result in discoveries of an economically viable mineral deposit.

Papillon has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Papillon believes that those consultants and others are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants or others is ultimately found to be incorrect or inadequate in any material respect, Papillon may experience delays or increased costs in developing its properties.

There can be no assurance that Papillon’s mineral exploration and development activities will be successful. If such commercial viability is never attained, Papillon may seek to transfer its property interests or otherwise realize value or may even be required to abandon its business and fail as a “going concern”.

(b)	Future capital needs and additional funding

The exploration and any development of Papillon’s properties will require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration and any development of Papillon’s properties, a loss of Papillon’s personnel or even a loss of its interest in some of its mining properties. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Papillon. If Papillon obtains debt financing, it will be exposed to the risk of leverage and its activities could become subject to restrictive loan and lease covenants and undertakings. If Papillon obtains equity financing, existing shareholders may suffer dilution. There can be no assurance that Papillon would be successful in overcoming these risks or any other problems encountered in connection with such financings.

(c)	Mali political and sovereign risks

Papillon is subject to political and sovereign risk of the Republic of Mali. Papillon's operations in the Republic of Mali are exposed to various levels of political, economic, regulatory and other risks and uncertainties. The Republic of Mali is a developing country. There can be no assurances that the ongoing political uncertainty and violence in the Republic of Mali will not directly impact Papillon's operations or its ability to attract new funding for its operations.

(d)	Gold price risks

The price of gold fluctuates widely and is affected by numerous factors beyond the control of Papillon, such as industrial and retail supply and demand, exchange rates, inflation rates, changes in global economies, confidence in the global monetary system, forward sales by producers and speculators as well as other global or regional political, social or economic events. The supply of gold consists of a combination of new mine production and existing stocks held by governments, producers, speculators and consumers. Future production, if any, from Papillon’s mineral properties will be dependent upon the price of gold being adequate to make these properties economic. Future serious price declines in the market value of gold could cause development of, and any commercial production from, the Fekola Project to be rendered uneconomic. Depending on the price of gold, Papillon could be forced to discontinue any production or development and may lose its interest in, or may be forced to sell, some of its properties. There is no assurance that, even if commercial quantities of gold are produced, a profitable market will exist for them.

In addition to adversely affecting future reserve estimates, if any, of Papillon and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Papillon currently does not engage in any hedging or derivative transactions to manage commodity price risk. As Papillon’s operations change, this policy will be reviewed. There can be no assurance that fluctuations in commodity prices will not have a material adverse effect upon Papillon’s financial performance and results of operations.

(e)	Mineral Resource and Ore Reserve estimates

Papillon’s Mineral Resources (and any future Ore Reserves) are estimates, and no assurance can be given that the estimated resources and/or reserves are accurate or that the indicated level of mineral will be produced. Such estimates are expressions of judgment based on drilling results, past experience with mining properties, knowledge, experience, industry practice and many other factors. Estimates which are valid when made may change substantially when new information becomes available. Mineral Resource and Ore Reserve estimation is an interpretive process based on available data and interpretations and thus estimations may prove to be inaccurate.

The actual quality and characteristics of mineral deposits cannot be known until mining takes place, and will almost always differ from the assumptions used to develop resources. Further, Ore Reserves are valued based on future costs and future prices and consequently, the actual Ore Reserves and Mineral Resources may differ from those estimated, which may result in either a positive or negative effect on operations.

(f)	Results of studies

Papillon has completed a PFS on the Fekola Project and is currently completing a DFS on the Fekola Project. Papillon may also undertake further studies on the Fekola Project and its other properties. These studies have been or will be completed within certain parameters designed to determine the technical and economic feasibility of the Fekola Project and its other properties within certain limits. There can be no guarantee that the studies will confirm the technical and economic viability of the Fekola Project or its other properties or confirm the results of previous studies undertaken by Papillon (e.g. the results of a DFS may materially differ to the results of a PFS).

Further, even if a study determines the economics of the Fekola Project, there can be no guarantee that the Fekola Project will be successfully brought into production. In addition, the ability of Papillon to complete a study may be dependent on Papillon’s ability to raise further funds to complete the study if required. The proposed development of the Fekola Project may exceed the currently envisaged timeframe or cost for a variety of reasons out of the control of Papillon. These reasons may include delays in obtaining land use and mining activity approvals or in construction of mine infrastructure or the gold handling and preparation plant. In addition, the contractual terms for the procurement and delivery of the various components of construction are yet to be established. These could also have an impact on the cost of construction. There are many milestones which need to be met in a timely fashion for production to commence in accordance with any proposed mine plan and there is a risk that circumstances (including unforeseen circumstances) may cause a delay, resulting in the receipt of revenue at a later date than expected or not at all.

(g)	Production and capital costs

Papillon’s business, results of operations and financial condition may vary with fluctuations in production and capital costs. Papillon’s main production expenses are expected to be contractor costs, materials (including fuel, explosives and mining consumables), personnel costs and energy, and its main capital costs will be the development capital expenditure for the Fekola Project. Papillon expects that certain capital expenditures will be made in Euros and US dollars. Changes in the costs of Papillon’s mining and processing operations as well as its capital costs could occur as a result of unforeseen events, including international and local economic and political events (including movement in exchange rates), and could result in changes in gold reserve estimates. Many of these factors may be beyond Papillon’s control. In addition, current capital cost estimates are based on conceptual engineering designs and there may be a material change to the estimates once construction has been completed.

In past resource cycles, operating and capital costs have tended to increase as commodity prices have increased. Thus, Papillon may be faced with higher than currently expected operating and capital costs in the future.

(h)	Litigation risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of litigation, the litigation process could take away from management time and effort and the resolution of any particular legal proceeding to which Papillon is or may become subject could have a material effect on Papillon’s financial position, results of operations or Papillon’s property development.

Specifically, as summarised in “Legal Proceedings” on page 81 below, a judge of the Commercial Court of Bamako has accepted a claim by ZTS on its merits, despite the hearing being supposedly limited to questions of jurisdiction. Papillon awaits the handing down of the written judgement and intends to appeal the decision to the Court of Appeal in Bamako. Papillon has also filed a request for arbitration against ZTS in Paris under ICC rules. These proceedings are continuing and Papillon remains exposed to the outcome of the court proceedings and arbitration. There is no certainty regarding the time frame in which these proceedings will be resolved. The continuation of these proceedings may delay or prevent Papillon from securing financing to develop the Fekola Project and/or commence future commercial production at the site.

(i)	Title to properties

There can be no assurances that Papillon’s interests in its properties are free from defects. Papillon has investigated its rights as set forth in this Information Circular and believes that these rights are in good standing. There is no assurance, however, that such rights and title interests will not be revoked or significantly altered to the detriment of Papillon. There can be no assurances that Papillon’s rights and title interests will not be challenged or impugned by third parties.

All of the tenements in which Papillon has or may earn an interest will be subject to applications for renewal or grant (as the case may be). The renewal or grant of the term of each tenement is usually at the discretion of the relevant government authority. If a tenement is not renewed or granted, Papillon may suffer significant damage through loss of the opportunity to develop and discover any Mineral Resources on that area.

(j)	Changes In Government Policies and Legislation

Any material adverse changes in government policies or legislation of Australia and Mali or any other country where Papillon may acquire economic interests may affect the viability and profitability of Papillon.

Changes in relevant tax, legal and administrative regimes and government policies both in the Republic of Mali and Australia may adversely affect the financial performance of Papillon.

Papillon's mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use and other matters. Many of these laws require governmental approvals, licences and permits.

Future earnings and asset values may be affected by changes in law and government policy in the Mali jurisdiction and in particular changes to taxation law (including, as relevant, stamp duty and goods and services tax, or their local equivalent).

(k)	Joint Ventures

A number of the properties in which Papillon has an interest are the subject of joint venture arrangements with other companies and will be subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the viability of Papillon’s interests held through joint ventures, which could have a material adverse impact on Papillon’s results of operations and financial conditions:

(i)	inability to exert influence over certain strategic decisions made in respect of joint venture properties;

(ii)	agreement with joint venture participants on how to develop and operate mines efficiently;

(iii)	inability of participants to meet their obligations to the joint venture or third parties; and

(iv)	litigation between participants regarding joint venture matters.

(l)	No history of earnings and no production revenues

Papillon has no history of earnings and has not commenced commercial production on any of its properties. Papillon has experienced losses from operations and expects to continue to incur losses for the foreseeable future. There can be no assurance that Papillon will be profitable in the future. Papillon’s operating expenses and capital expenditures are likely to increase in future years as needed consultants, personnel and equipment associated with advancing exploration, and, if permitted, development and, potentially, commercial production of its properties, are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, Papillon’s acquisition of additional properties, government regulatory processes and other factors, many of which are beyond Papillon’s control. Papillon expects to continue to incur losses unless and until such time as its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of Papillon’s properties will require the commitment of substantial resources. There can be no assurance that Papillon will generate any revenues or achieve profitability.

(m)	Reliance on key personnel

Papillon is dependent on a number of key management personnel, including the services of certain key employees. Papillon’s ability to manage its exploration, appraisal and potential development and mining activities will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and a skilled workforce. The loss of the services of one or more key management personnel could have a material adverse effect on Papillon’s ability to manage and expand the business.

It may be particularly difficult for Papillon to attract and retain suitably qualified and experienced people, given the current high demand in the industry and modest size of Papillon, compared with other industry participants.

(n)	Foreign exchange risk

Papillon's capital and ongoing expenditure is mostly denominated in either Euros, US dollars, or CFA Francs, whilst income and expenditure of Papillon are and will be taken into account in Australian dollars. This exposes Papillon to the fluctuations and volatility of the rate of exchange between these currencies as determined by international currency markets.

(o)	Insurance

While Papillon may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or that certain risks could be excluded from coverage. There are also risks against which Papillon cannot insure or against which it may elect not to insure. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, adversely affecting the Papillon's earnings and competitive position in the future and, potentially, its financial position. In addition, the potential costs that could be associated with compliance with applicable laws and regulations may also cause substantial delays and require significant capital outlays, adversely affecting Papillon’s earnings and competitive position in the future and, potentially, its financial position.

(p)	Competition

The mining industry is intensely competitive in all of its phases and Papillon will compete with many companies possessing greater financial and technical resources than Papillon. Competition in the minerals and mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for minerals, but conduct refining and marketing operations on a global basis. Such competition may result in Papillon being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect Papillon's prospects for mineral exploration and success in the future.

(q)	Environmental risk

The exploration for minerals, development of mines and production of metals can be hazardous to the environment and environmental damage may occur that is costly to remedy. If Papillon is responsible for any environmental damage, Papillon may incur substantial remediation costs or liabilities to third parties.

Papillon may be involved in operations that may be subject to environmental and safety regulation (including regular environmental impact assessments and permitting). This may include a wide variety of matters, such as prevention of waste, pollution and protection of the environment, labour regulations and worker safety. The regulations may change in a manner that may require stricter or additional standards than those currently in effect, a heightened degree of responsibility for companies and their directors and employees and more stringent enforcement of existing laws and regulations. There may also be unforeseen environmental liabilities resulting from exploration and development activities, which may be costly to remedy. In particular, the acceptable level of pollution and the potential clean-up costs and obligations and liability for toxic or hazardous substances for which Papillon may become liable as a result of its activities may be impossible to assess against the current legal framework and current enforcement practices. There is no assurance that future changes in environmental regulation will not adversely affect the activities of Papillon.

More specifically, the operations of Papillon are subject to extensive environmental, health, and safety regulation relating to the safety and health of employees, the protection of air and water quality, hazardous waste management, and mine reclamation in the jurisdictions in which they operate. These regulations establish limits and conditions on the ability of a mining company to conduct its operations. The cost of compliance with these regulations can be significant. The regulatory environment could change in ways that would substantially increase its liability or the costs of compliance and that could have a material effect on the operations or financial position of Papillon.

(r)	Investment in publicly quoted securities

Prospective investors should be aware that the value of Papillon Shares may go down as well as up and that the market price of Papillon Shares may not reflect the underlying value of Papillon. Investors may therefore realise less than, or lose all of, their investment.

(s)	Potentially volatile share price and liquidity

The share price of emerging companies quoted on ASX can be highly volatile and shareholdings illiquid. The price at which Papillon Shares are quoted and the price at which investors may realise their Papillon Shares may be influenced by a significant number of factors, some specific to Papillon and its operations and some which affect quoted companies generally. These factors could include the performance of Papillon, large purchases or sales of Papillon Shares, legislative changes and general, economic, political or regulatory conditions.

(t)	Economic Risk

Changes in the general economic climate in which Papillon operates may adversely affect the financial performance of Papillon. Factors that may contribute to that general economic climate include the level of direct and indirect competition against Papillon, industrial disruption, the rate of growth of gross domestic product in Australia and Mali or any other country in which Papillon will operate, interest rates and the rate of inflation.

Description of Capital

Disclosure of Outstanding Security Data

Papillon’s share capital consists of an unlimited number of ordinary shares (“Ordinary Shares”) without par value. Papillon’s outstanding securities at the date of this Information Circular, and at June 30, 2014, are listed below.

Capital	Amount outstanding as of June 30, 2014	Amount Outstanding as at the date of this Circular
Ordinary Shares	352,044,210	352,044,210
Unlisted options (“Unlisted Options”)	3,550,000	3,550,000
Unlisted performance rights (“Performance Rights”)	4,932,000	4,932,000

Ordinary Shares

Holders of Papillon Shares are entitled to one vote for each share on all matters to be voted on by shareholders at meetings of shareholders (except matters requiring the vote of a specified class or series voting separately as a class or series). On liquidation, dissolution or winding up of Papillon, the holders of Papillon Shares will be entitled to receive the property of Papillon remaining after payment of all outstanding debts on a pro rata basis, but subject to the rights, privileges, restrictions and conditions of any other class of shares issued by Papillon. There are no preemptive, redemption or conversion rights attaching to Papillon Shares. All Papillon Shares, when issued, are and will be issued as fully paid and non-assessable shares without liability for further calls or to assessment.

Unlisted Options

All of the Unlisted Options referred to above are presently exercisable (subject to various exercise prices ranging from A$0.50 to A$1.20 and various expiry dates ranging from September 20, 2014 to June 30, 2015). If exercised, this would result in the issue of 3,550,000 Ordinary Shares. The holders of Unlisted Options have agreed in writing, subject to the Merger becoming effective, to cancel all of the Unlisted Options in consideration of receiving the Cancellation Consideration. Details of the securities to be issued by B2Gold to Papillon Unlisted Option holders are set out below. However, Papillon Unlisted Option holders do retain the right to exercise their options at any time on or prior to the Papillon Record Date, even where they have agreed to a cancellation pursuant to the B2Gold offer.

The Papillon Unlisted Options include options issued to Papillon directors, employees and contractors. These options are not quoted on the ASX.

As at the date of this Information Circular, 3,550,000 Unlisted Options are held by a total of 6 holders. The number of Unlisted Options on issue will reduce if any Unlisted Options are exercised or expire after this date. While each holder of the Unlisted Options generally retains the right to exercise the Unlisted Options up to the Implementation Date, if the Merger is approved by the requisite majority of Papillon Shareholders at the Papillon Shareholders’ Meeting and the Merger becomes effective, the Unlisted Options will be cancelled and the Cancellation Consideration described in the table below will be provided to those holders of Unlisted Options by B2Gold pursuant to the terms of the Merger Implementation Agreement.

Price	Issue Date	Expiry Date	Number of Unlisted Options	Cancellation Consideration (Number of B2Gold Shares)
A$0.80	October 18, 2011	September 20, 2014	750,000	309,594
A$0.50	October 18, 2011	October 18, 2014	300,000	158,429
A$0.65	October 18, 2011	October 18, 2014	1,100,000	517,490
A$0.61	October 26, 2011	October 26, 2014	250,000	121,455
A$1.10	May 29, 2012	June 30, 2015	500,000	148,744
A$1.10	September 3, 2012	June 30, 2015	150,000	44,623
A$1.20	May 29, 2012	June 30, 2015	500,000	129,526
Total			3,550,000	1,429,861

Performance Rights

As at the date of this Information Circular, 4,932,000 Performance Rights are convertible into 4,932,000 Ordinary Shares for no additional consideration and on the occurrence of certain specified performance conditions with various expiry dates ranging from June 30, 2015 to June 30, 2017. However under the terms of the Papillon Performance Rights Plan (described in the Rules of the Plan) approved by Papillon Shareholders at a general meeting on April 10, 2014, all Performance Rights on issue, at a time a Court makes an order approving the Merger, will convert into Ordinary Shares.

Issue Date	Expiry Date	Number of Performance Rights
November 9, 2012	June 30, 2015	295,000
November 9, 2012	June 30, 2016	312,000
November 9, 2012	June 30, 2017	423,000
February 1, 2013	June 30, 2015	135,000
February 1, 2013	June 30, 2016	165,000
February 1, 2013	June 30, 2017	165,000
February 15, 2013	June 30, 2015	394,000
February 15, 2013	June 30, 2016	737,000
February 15, 2013	June 30, 2017	737,000
June 28, 2013	June 30, 2016	8,000
June 28, 2013	June 30, 2017	11,000
April 10, 2014	June 30, 2015	170,000
April 10, 2014	June 30, 2016	590,000
April 10, 2014	June 30, 2017	790,000
Total		4,932,000

Changes in Consolidated Capitalization

Other than in connection with the Merger, there has been no material change in the share and loan capital of Papillon on a consolidated basis since the date of Papillon’s most recent financial statements included in this Circular.

Market for Securities

Trading Price and Volume

The Papillon Shares are traded on the ASX under the symbol “PIR”.

The following table sets forth, for the periods indicated, the reported high and low quotations and the aggregate volume of trading of the Papillon Shares on the ASX from August 1, 2013 up to and including August 11, 2014:

	Price

	High	Low	Volume
August 1 – August 11, 2014	A$1.85	A$1.75	7,895,400
July 2014	A$1.91	A$1.75	43,017,932
June 2014	A$1.92	A$1.54	77,433,210
May 2014	A$1.43	A$1.19	9,312,749
April 2014	A$1.39	A$1.20	10,835,282
March 2014	A$1.51	A$1.21	32,771,920
February 2014	A$1.48	A$1.19	29,024,783
January 2014	A$1.27	A$0.97	12,471,542
December 2013	A$1.03	A$0.86	10,669,201
November 2013	A$1.17	A$0.87	16,032,612
October 2013	A$1.22	A$0.95	15,389,400
September 2013	A$1.31	A$0.99	22,600,240
August 2013	A$1.25	A$0.89	19,820,699

Source: IRESS

Prior Sales

Ordinary Shares

Movements in Ordinary Shares for 12 months preceding this Information Circular is as follows:

Date	Details	Number of Ordinary Shares
August 13, 2013	Opening Balance	337,544,210
September 5, 2013	Exercise of A$0.50 Unlisted Options	400,000
October 25, 2013	Exercise of A$0.50 Unlisted Options	400,000
November 11,2013	Exercise of A$0.95 Unlisted Options	200,000
November 11,2013	Exercise of A$0.65 Unlisted Options	300,000
November 22,2013	Exercise of A$0.80 Unlisted Options	600,000
February 4, 2014	Exercise of A$0.65 Unlisted Options	800,000
February 24, 2014	Exercise of A$0.80 Unlisted Options	650,000
April 10, 2014	Exercise of A$0.65 Unlisted Options	400,000
April 17, 2014	Exercise of A$0.65 Unlisted Options	200,000
May 19, 2014	Exercise of A$0.70 Unlisted Options	300,000
June 13, 2014	Exercise of A$0.65 Unlisted Options	200,000
June 13, 2014	Exercise of A$0.70 Unlisted Options	2,000,000
June 13, 2014	Exercise of A$0.80 Unlisted Options	650,000
June 13, 2014	Exercise of A$1.00 Unlisted Options	150,000
June 26, 2014	Exercise of A$0.65 Unlisted Options	500,000
June 26, 2014	Exercise of A$0.70 Unlisted Options	5,200,000
June 26, 2014	Exercise of A$0.80 Unlisted Options	1,050,000
June 26, 2014	Exercise of A$1.00 Unlisted Options	500,000
August 12, 2014	Closing Balance	352,044,210

Unlisted Options

No Unlisted Options were issued during the 12 months preceding this Information Circular.

Performance Rights

The Performance Rights are not listed or quoted on a marketplace. The following table sets out the Performance Rights that were issued during the 12 months preceding this Information Circular.

Issue Date	Number of Performance Rights Issued	Exercise Price (A$)	Expiry Date
April 10, 2014	170,000	-	30-Jun-15
April 10, 2014	590,000	-	30-Jun-16
April 10, 2014	790,000	-	30-Jun-17

Dividends or Distributions

Papillon has not declared or paid any dividends on its Ordinary Shares since the date of its incorporation. Papillon intends to retain its earnings, if any, to finance the growth and development of its businesses and does not expect to pay dividends or to make any other distributions in the near future.

Directors and Executive Officers

The following table sets out information about the directors and executive officers of Papillon as at the date of this Information Circular:

Name and Place of Residence	Current Office with Papillon	Principle Occupation Past 5 years	Director/ Officer Since[1]	No. of Shares Beneficially Owned or Controlled[4]
Ian Middlemas[2,3] Perth, Australia	Non-Executive Chairman	Company Director, Papillon (May 2011 – present), Berkeley Resources Limited (April 2012 – present), Prairie Mining Limited (August 2011 – present), Pacific Ore Limited (April 2010 – present), Wildhorse Energy Limited (January 2010 – present), Equatorial Resources Limited (November 2009 – present), WCP Resources Limited (September 2009 – present), Sovereign Metals Limited (July 2006 – present), Odyssey Energy Limited (September 2005 – present), Aviva Resources Limited (July 2013 – April 2014), Global Petroleum Limited (April 2007 – December 2011), Coalspur Mines Limited (March 2007 – October 2011), Mantra Resources Limited (September 2005 – June 2011), Aguia Resources Limited (September 2008 – August 2010), Pacific Energy Limited (June 2006 – August 2010), Indo Mines Limited (December 2006 – June 2010), Neon Energy Limited (November 1995 – June 2010), and Transaction Solutions International Limited (July 2001 – February 2010).	May 27, 2011	10,000,000
Mark Connelly, Perth, Australia	Chief Executive Officer and Managing Director	Managing Director and CEO, Papillon (November 2012 – present), Chief Operating Officer, Endeavour Mining Corporation Limited (December 2011 – December 2012) and Managing Director and CEO, Adamus Resources Limited (March 2007 – December 2011).	November 27, 2012	236,000
Robert Behets[2,3], Perth, Australia	Non-Executive Director	Non-Executive Director, Papillon (November 2012 – present), Acting Managing Director, Papillon (May 2012 – November 2012), Non-Executive Director, Berkeley Resources Limited (April 2012 – present), Executive Director, Mantra Resources Limited (January 2010 – June 2011), Joint Managing Director, Mantra Resources Limited (March 2008 – January 2010), Managing Director, Mantra Resources Limited (October 2006 – March 2008).	May 29, 2012	747,700
Alec Pismiris[2,3], Perth, Australia	Non-Executive Director	Company Director, Papillon (May 2006 – present), Mount Magnet South NL (August 2013 – present), Cardinal Resources Limited (November 2010 – present), Global Resources Corporation Limited (October 2013 – present), Aguia Resources Limited (March 2014 – present), Gladiator Resources Limited (December 2012 – March 2013), Prairie Mining Limited (October 2002 – June 2012) and Horseshoe Metals Limited (May 2010 – May 2012), Industrial Minerals Corporation Limited (November 2006 – April 2010), Sundance Resources Limited (July 2006 – November 2008), and Northern Manganese Limited (May 2006 – March 2010).	May 11, 2006	4,000,000

Name and Place of Residence	Current Office with Papillon	Principle Occupation Past 5 years	Director/ Officer Since[1]	No. of Shares Beneficially Owned Controlled
Gregory Swan, Perth, Australia	CFO and Company Secretary	CFO and Company Secretary, Papillon (June 2012 – present), Company Secretary, Paringa Resources Limited (October 2013 – present), Company Secretary, WCP Resources Limited (September 2012 – present), Company Secretary, Pacific Ore Limited (April 2010 – present) and Company Secretary, Equatorial Resources Limited (June 2010 – present).	June 8, 2012	182,199
Andrew Boyd, Tanzania	Manager Geoscience	Manager Geoscience, Papillon (July 2012 – present) and Manager Geoscience, Mantra Resources Limited (July 2010 – June 2011), and Director, Integrated Geophysical Solutions Pty Ltd (June 2003 – June 2011).	July 1, 2012	397,500
Guy de Grandpré, Mali	Managing Director –Mali	Managing Director – Mali, Papillon (December 2012 – present), Vice President of Human Resources, Administration and Communication Africa, Kinross Gold (December 2010 – present), Country Human Resources Manager, Newcrest Mining (February 2010 – December 2010), and Country General Manager Corporate (Sundance Resources Limited (August 2009 – December 2009).	December 31, 2012	95,000
Peder Olsen, Perth, Australia	Project Manager	Project Manager, Papillon (January 2014 – present), Project and Contracts Engineer, Endeavour Mining Corporation Limited (April 2012 – January 2014), Project Engineer, Ampella Mining Limited (March 2011 – March 2012), Project Manager, Adamus Resources Limited (December 2009 – March 2011), and Project Manager, NS Projects (September 2008 – December 2009).	January 28, 2014
Hayden Locke, Perth, Australia	Corporate Executive	Corporate Executive, Papillon (September 2011 – present), Vice President – Australasian Region, Barclays Natural Resource Investments (April 2010 – September 2011), Senior Associate, Palladio Partners (September 2009 – April 2010).	September 23, 2011

Notes:

1.

Other than the Managing Director, each director’s term of office expires at the later of the third annual general meeting of shareholders of Papillon or three years after that director’s last election or appointment. One-third of the directors must retire at each annual general meeting. Retiring directors are eligible for re-election. The Managing Director’s contract of employment with Papillon has a rolling annual term and can be terminated by Papillon by giving 3 months’ notice.

2.	Member of the Audit Committee
3.	Member of the Remuneration Committee
4.	“Shares” means fully paid ordinary shares in the capital of Papillon.

Biographical Information

The following is a brief description of each executive officer and director.

Executive Officers

Mr. Mark Connelly (Managing Director and Chief Executive Officer)

Mr. Connelly was previously Chief Operating Officer of Endeavour Mining Corporation, following its merger with Adamus Resources Limited, where he was Managing Director and CEO. Endeavour Mining operates three gold mines producing approximately 300,000 ounces per annum in Ghana, Mali and Burkina Faso and has a fourth mine under construction in Côte d'Ivoire. With over 25 years’ experience in the mining industry, Mr. Connelly held senior executive positions with Newmont Mining Corporation and Inmet Mining Corporation prior to joining Adamus Resources. He has extensive experience with the development, construction and operation of mining projects for a variety of commodities, including gold, base metals and other resources in West Africa, Australia, North America and Europe. Mr. Connelly was appointed a Director of Papillon on November 27, 2012.

Mr. Greg Swan (Chief Financial Officer & Company Secretary)

Mr. Swan is a member of the Institute of Chartered Accountants and Institute of Chartered Secretaries and Administrators. He commenced his career with a large international chartered accounting firm and has since worked in the corporate office of several listed companies that operate in the resources sector. He has been involved with a number of African-focused exploration and development companies, including Mantra Resources Limited and Equatorial Resources Limited. Mr. Swan was appointed CFO and Company Secretary of Papillon on June 8, 2012.

Mr. Andrew Boyd (Manager Geoscience)

Mr. Boyd is a qualified Geophysicist with over 20 years’ experience in the mineral exploration and mining industry in Australia and Africa. He is a Member of the Australian Institute of Geoscientists. Most recently, Mr. Boyd was involved with Mantra Resources Limited, an African-focused uranium company, where he guided the exploration and initial drilling through to the delineation of the >100 million pound Mkuju River Project uranium resource. As Manager Geoscience he was responsible for the development of Mantra’s geoscience function, including resource and geological inputs into Pre-Feasibility and Definitive Feasibility Studies, prior to Mantra’s acquisition by ARMZ for approximately A$1 billion in 2011.

Mr. Guy de Grandpré (Managing Director – Mali)

Mr. de Grandpré, who is French Canadian and fluent in French and English, is an experienced corporate executive across a range of industries, including 10 years’ experience in senior management positions within natural resource company operations in West Africa. Most recently, Mr. de Grandpré was Vice President of Human Resources and in charge of communications for Kinross Gold’s West African operations, having been a key member of the team which established its presence in Mauritania and Ghana. Prior to Kinross, Mr. de Grandpré worked extensively throughout the West, Central and North African region, including Cote d’Ivoire, Cameroon, Algeria and Guinea, acting as senior executive for a number of companies including Newcrest Mining and EMAL International. Mr. de Grandpré, has a strong combination of general management, government and stakeholder relations, and operational skills, which complement the existing technical skill set of Papillon’s in-country management team.

Mr. Peder Olsen (Project Manager)

Mr. Olsen holds a degree in Construction Management and Economics with 9 years of project delivery experience, including the Nzema and Agbaou Gold Projects in West Africa. Prior to his role with Papillon, Mr. Olsen was part of the Project Management team for Endeavour Mining Corporation Limited. Mr. Olsen is responsible for the management of all development activities for the Fekola Project.

Mr. Hayden Locke (Corporate Executive)

Mr. Locke studied a double degree in Engineering and Commerce at the University of Sydney before pursuing a career in investment banking based in London, where he worked in the Financial Sponsors M&A team at J.P. Morgan. He has nearly a decade of experience in global financial markets with specific focus on leveraged finance, M&A and private equity investment in natural resources.

Non-Executive Directors

Mr. Ian Middlemas (Non-Executive Chairman)

Mr. Middlemas is a Chartered Accountant, a member of the Financial Services Institute of Australasia and holds a Bachelor of Commerce degree. He worked for a large international Chartered Accounting firm before joining the Normandy Mining Group where he was a senior group executive for approximately 10 years. He has had extensive corporate and management experience, and is currently a director with a number of publicly listed companies in the resources sector. Mr. Middlemas was appointed a Director of Papillon on May 27, 2011.

Mr. Robert Behets (Non-Executive Director)

Mr. Behets is a geologist with over 25 years’ experience in the mineral exploration and mining industry in Australia and internationally. Previously he was instrumental in the founding, growth and development of Mantra Resources Limited, an African-focused uranium company, through to its acquisition by ARMZ for approximately A$1 billion in 2011. Prior to Mantra, he held various senior management positions during a long career with WMC Resources Limited. Mr. Behets has a strong combination of technical, commercial and managerial skills and extensive experience in exploration, mineral resource and ore reserve estimation, feasibility studies and operations across a range of commodities, including gold, uranium and base metals. Mr. Behets was appointed a Director of Papillon on May 29, 2012.

Mr Alec Pismiris (Non-Executive Director)

Mr. Pismiris is currently a director of Capital Investment Partners Pty Ltd, a company which provides corporate advisory services. Since 1990, Mr. Pismiris has served as a director and company secretary for various ASX listed companies as well as a number of unlisted public and private companies. Mr. Pismiris completed a Bachelor of Commerce degree at the University of Western Australia, is a member of the Australian Institute of Company Directors and an associate of the Governance Institute of Australia. Mr. Pismiris has over 25 years’ experience in the securities, finance and mining industries. Mr. Pismiris was appointed a Director of Papillon on May 11, 2006.

Cease Trade Orders, Penalties, Sanctions or Bankruptcies

To the knowledge of Papillon, no existing or proposed director or executive officer of Papillon, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

To the knowledge of Papillon, no director or executive officer of Papillon is, as of the date of this Circular, or was, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Papillon) that was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued: (i) while such person was acting in that capacity; or (ii) after such person was acting in such capacity and which resulted from an event that occurred while that person was acting in such capacity.

To the knowledge of Papillon, no existing or proposed director or executive officer of Papillon or shareholder holding a sufficient number of securities to affect materially the control of Papillon, (i) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company, including Papillon that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Conflicts of Interest

To the knowledge of Papillon, and other than as disclosed herein, there are no known existing or potential conflicts of interest among Papillon, its directors and executive officers, or other members of management, or of any proposed director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Papillon and its duties as a director or officer of such other companies.

The directors of Papillon are required by law to act honestly and in good faith with a view to the best interests of Papillon and to disclose any interests that they may have in any material contract or material transaction. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. The directors and officers of Papillon are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest in respect of Papillon and are required to comply with such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.

Directors' Deeds of Indemnity, Access and Insurance

Papillon has entered into Deeds of Indemnity, Access and Insurance with each of its directors. Papillon agreed to indemnify each of its directors against all liabilities incurred while holding office, including indemnifying directors for any legal expenses incurred in defending proceedings relating to their directorship of Papillon. Any indemnified amounts must be repaid to Papillon to the extent that a director is reimbursed from an insurance policy maintained by Papillon for the directors.

Papillon also agreed to obtain and pay the premiums for insurance policies for each of its directors, which include run-off cover for each director for a period of seven years after the director ceased to hold office.

Executive Compensation Disclosure

The following information, tables and the notes thereto summarise the compensation of the Chief Executive Officer, the Chief Financial Officer, the Managing Director - Mali, the Manager Geoscience, and the Corporate Executive, (the “Named Executive Officers” or “NEOs”) for the financial year ended June 30, 2014.

Compensation Discussion and Analysis

The overall objective of Papillon’s remuneration policy is to ensure compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives. Papillon does not have a pre-determined compensation plan, but rather reviews the performance of the NEOs and considers a variety of factors when determining compensation levels. The nature and amount of executive compensation is linked to the ongoing exploration and development of Papillon’s gold properties in Mali, so as to provide performance incentives which will allow executives to share in the future success of Papillon. Currently, Papillon’s performance has been determined by, and measured against, the ongoing exploration and development of the Fekola Project. Also, it is Papillon’s philosophy that the total fixed remuneration (excluding performance pay) for its executive officers be the median of that paid by comparable companies.

Generally, compensation is provided by Papillon to its executive officers as a combination of salary, option grants or performance share rights, and if the circumstances so warrant, bonuses.

In determining an executive officer’s salary, consideration is given to the individuals’ performance, level of experience, level of responsibility and length of service.

The compensation of the Named Executive Officers is set out in the “Summary Compensation Table” and “Employment Contracts” sections below. The executive compensation policy adopted by the Board is as follows:

Fixed Remuneration

Fixed remuneration consists of base salaries, as well as employer contributions to superannuation funds and other non-cash benefits. Non-cash benefits may include provision of motor vehicles and health care benefits.

Fixed remuneration is reviewed annually by the Remuneration and Nomination Committee. The process consists of a review of company and individual performance, relevant comparative remuneration externally and internally and, where appropriate, external advice on policies and practices.

Performance Based Remuneration – Short Term Incentive

Some executives are entitled to an annual cash bonus upon achieving various key performance indicators (“KPI’s”), as set by the Papillon Board. Having regard to the current size, nature and opportunities of Papillon, the Papillon Board has determined that these KPI’s will include measures such as successful completion of exploration activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings). The Papillon Board currently assesses performance against these criteria annually on the anniversary of the executive’s start date.

Performance Based Remuneration – Long Term Incentive

Papillon has adopted a long-term incentive plan (“LTIP”) comprising the “Papillon Performance Rights Plan” (the “Plan”) to reward NEOs and key employees for long-term performance. Shareholders approved the Plan in April 2014 at a general meeting of Papillon Shareholders.

The Plan provides for the issuance of Performance Rights which, upon satisfaction of the relevant performance conditions attached to the Performance Rights, will result in the issue of an Ordinary Share for each Performance Right. Performance Rights are issued for no consideration and no amount is payable upon conversion thereof.

To achieve its corporate objectives Papillon needs to attract and retain its key staff, whether employees or contractors. Grants made to eligible participants under the Plan will assist with Papillon’s employment strategy and will:

(a)

enable Papillon to recruit, incentivise and retain NEOs and other eligible employees to assist with the completion of feasibility studies for the Fekola Project to achieve Papillon’s strategic objectives;

(b)	link the reward of eligible employees with the achievements of strategic goals and the long term performance of Papillon;

(c)	align the financial interests of eligible participants of the proposed Plan with those of Papillon Shareholders; and

(d)	provide incentives to eligible employees of the Plan to focus on superior performance that creates shareholder value.

Performance Rights granted under the Plan to eligible participants will be linked to the achievement by Papillon of certain performance conditions as determined by the Board from time to time. These performance conditions must be satisfied in order for the Performance Rights to vest. The Performance Rights also vest where there is a change of control of Papillon. Upon Performance Rights vesting, Ordinary Shares are automatically issued for no consideration. If a performance condition of a Performance Right is not achieved by the expiry date then the Performance Right will lapse.

During the financial year, Performance Rights were granted to certain NEOs and other employees with the following performance conditions:

(a)	Tranche 1 – Completion of a positive DFS before June 30, 2015;

(b)	Tranche 2 – Completion of an agreed percentage of project construction (to be determined by the Board no later than the completion of the DFS) before June 30, 2016; and

(c)	Tranche 3 – Achievement of first gold pour before June 30, 2017.

In addition, Papillon has chosen to provide Unlisted Options to some NEOs as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of Papillon. The Papillon Board’s policy was to grant Unlisted Options to NEOs with exercise prices at or above market share price (at the time of agreement). As such, the Unlisted Options granted to NEOs were generally only of benefit if the NEOs performed to the level whereby the value of Papillon increased sufficiently to warrant exercising the Unlisted Options granted.

Other than service-based vesting conditions (if any), there were no additional performance criteria on the Incentive Options granted to NEOs, as given the speculative nature of Papillon’s activities at that time and the previously small management team responsible for its running, it was considered the performance of the NEOs and the performance and value of Papillon were closely related.

Summary Compensation Table

The following table and the notes thereto summarise the compensation of the NEOs for the three most recently completed financial years.

NEO	Financial Year	Salary & Fees (A$)	Share- based Awards (A$)	Option- based Awards[6] (A$)	Non-equity Incentive Plan Compensation		Pension Value (A$)	All Other Compen- sation (A$)	Total Compen- sation (A$)
					Annual Incentive Plans (A$)	Long- term Incentive Plans (A$)
Mark Connelly[1] CEO & Managing Director	2014 2013 2012	350,000 210,897 -	- - -	1,650,845 888,900 -	150,000 50,000 -	- - -	17,790 9,925 -	- - -	2,168,635 1,159,722 -
Gregory Swan[2] CFO, & Company Secretary	2014 2013 2012	- - -	- - -	390,431 194,467 -	- - -	- - -	- - -	- - -	390,431 194,467 -
Guy de Grandpré[3] Managing Director – Mali	2014 2013 2012	498,822 200,688 -	- - -	404,502 291,536 -	91,247 28,806 -	- - -	142,015 48,783 -	- - -	1,136,586 569,813 -
Andrew Boyd[4] Manager Geoscience	2014 2013 2012	336,600 421,591 -	- - -	520,925 467,318 -	- - -	- - -	- - -	- - -	857,525 888,909 -
Hayden Locke[5] Corporate Executive	2014 2013 2012	190,000 180,000 173,772	- - -	302,731 457,227 435,743	60,000 105,000 -	- - -	17,790 16,470 11,981	- - -	570,521 758,697 621,487

Notes:

1.	Mr. Connelly was appointed on November 27, 2012.
2.

Mr. Swan was appointed on June 8, 2012. Mr. Swan provides services as the CFO and Company Secretary through a services agreement with Apollo Group Pty Ltd (“Apollo”). During the year, Apollo was paid, or is payable, A$237,000 (2013: A$222,000, 2012: A$13,125) for the provision of a fully serviced office and administrative, accounting and company secretarial services to the Group.

3.	Mr. de Grandpré was appointed on December 31, 2012.
4.	Mr. Boyd was appointed on July 1, 2012.
5.	Mr. Locke was appointed September 23, 2011.
6.	Option-based awards include amounts for unlisted options and share rights granted to directors and executives of Papillon or its subsidiaries during the financial year.

Details of share rights granted by Papillon to each Named Executive Officer during the most recently completed financial year are as follows:

NEO	Grant Date	Expiry Date	Exercise Price (A$)	Grant Date Fair Value[1] (A$)	No. Granted[2]	No. Vested at June 30, 2014
Mark Connelly	10-Apr-14 10-Apr-14	30-Jun-16 30-Jun-17	- -	$1.375 $1.375	200,000 300,000	- -
Gregory Swan	7-Apr-14 7-Apr-14	30-Jun-16 30-Jun-17	- -	$1.280 $1.280	74,000 111,000	- -
Andrew Boyd	7-Apr-14 7-Apr-14	30-Jun-16 30-Jun-17	- -	$1.280 $1.280	36,000 54,000	- -
Hayden Locke	8-Apr-14 8-Apr-14	30-Jun-16 30-Jun-17	- -	$1.255 $1.255	74,000 111,000	- -

Notes:

1.

The fair value of the unlisted options and share rights granted is estimated as at the date of grant using the Binomial option valuation model taking into account the terms and conditions upon which the options and share rights were granted.

2.	Each unlisted option and share right converts into one ordinary share of Papillon.

Option Based Awards

Option based awards are considered as components of both short term and long term incentive compensation. Options have been issued to key management personnel at the discretion of the Papillon Board upon recommendation of the remuneration committee. Options may vest upon the optionholder remaining employed by Papillon for a specified period of time. Previous grants of option-based awards are taken into account when considering new grants.

All options are exercisable for fully paid ordinary shares in the capital of Papillon.

Outstanding Share-based Awards and Option-based Awards

The following table summarises the number and value of all option, share right and share-based awards outstanding for each Named Executive Officer at the end of the most recently completed financial year, including awards granted before the most recently completed financial year:

		Option-based Awards			Share-based Awards
	Number of				Number of	Market or
	Securities			Value of	Shares or	Payout Value
	Underlying			Unexercised	Units of	of Share-
	Unexercised			in-the-money	Shares that	based Awards
	Options/	Option/Right		Options/	have not	that have not
	Rights	Exercise Price	Option/Right	Rights	Vested	Vested
NEO	#	(A$)	Expiry Date	(A$)	#	#
Mark Connelly	394,000	-	30-Jun-15	744,660	-	-
	673,000	-	30-Jun-16	1,271,970	-	-
	773,000	-	30-Jun-17	460,970	-	-
Gregory Swan	73,000	-	30-Jun-15	137,970	-	-
	162,000	-	30-Jun-16	306,180	-	-
	199,000	-	30-Jun-17	376,110	-	-
Guy de	100,000	-	30-Jun-15	207,900	-	-
Grandpré	135,000	-	30-Jun-16	255,150	-	-
	135,000	-	30-Jun-17	255,150	-	-
Andrew Boyd	150,000	1.10	30-Jun-15	118,500	-	-
	125,000	-	30-Jun-15	236,250	-	-
	186,000	-	30-Jun-16	351,540	-	-
	204,000	-	30-Jun-17	385,560	-	-
Hayden Locke	750,000	0.80	20-Sep-14	817,500	-	-
	74,000	-	30-Jun-16	139,860	-	-
	219,000	-	30-Jun-17	413,910	-	-

Incentive Plan Awards – Value Vested or Earned During the Year

	Option-based awards –	Share-based awards –	Non-equity incentive plan
	Value vested during the	Value vested during	compensation – Value
	year	the year	earned during the year
Name	A$	A$	A$
(a)	(b)	(c)	(d)
Mark Connelly	-	-	150,000
Gregory Swan	-	-	-
Guy de Grandpré	-	-	91,247
Andrew Boyd	-	-	-
Hayden Locke[1]	448,565	-	60,000

Notes:

1.	Mr. Locke held 1,300,000 unlisted options expiring September 20, 2014 that vested during the financial year.

Securities Authorised for Issuance Under Equity Compensation Plans

The following table sets out information in respect of compensation plans under which equity securities of the Company are authorised for issuance at June 30, 2014.

Number of securities
remaining available for
	Number of securities to	Weighted-average	future issuance under equity
	be issued upon exercise	exercise price of	compensation plans
	of outstanding options,	outstanding options,	(excluding securities
	warrants and rights	warrants and rights	reflected in column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by securityholders	4,932,000	-	Not applicable

Equity compensation plans not approved by securityholders	3,550,000	$0.83	Not applicable

Compensation of Non-Executive Directors

The following table sets out all amounts of compensation provided to the non-executive directors for Papillon’s most recently completed financial year:

		Share-	Option-	Non-equity
	Fees	based	based	Incentive Plan	Pension	All Other
Non-Executive	Earned	Awards	Awards	Compensation	Value	Compensation	Total
Director	A$	A$	A$	A$	A$	A$	A$
Ian Middlemas	60,000	-	-	-	5,550	-	65,550
Robert Behets[1]	42,000	-	593,360	-	3,330	-	638,690
Alec Pismiris	36,000	-	-	-	3,330	-	39,330
Peter Woodman[2]	34,286	-	-	-	3,171	-	37,457

Notes:

1	During the year, Mr Behets was paid, or is payable, $36,000 for directors’ fees and $6,000 for additional consulting services provided during the year.
2	Mr. Woodman resigned on June 12, 2014.
3	Option-based awards include amounts for unlisted options and share rights granted to directors and executives of Papillon or its subsidiaries during the financial year.

The Papillon Board’s policy is for fees to Non-Executive Directors to be no greater than market rates for comparable companies for time, commitment and responsibilities. Given the current size, nature and risks of Papillon, Unlisted Options and Performance Rights have been used to attract and retain Non-Executive Directors. The Papillon Board determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required.

The maximum aggregate amount of fees that can be paid to Non-Executive Directors is subject to approval by shareholders at a general meeting. Director’s fees paid to Non-Executive Directors accrue on a daily basis. Fees for Non-Executive Directors are not linked to the performance of Papillon. However, to align Directors’ interests with shareholder interests, the Directors are encouraged to hold shares in Papillon and Non-Executive Directors may in limited circumstances receive Incentive Options and/or Performance Rights in order to secure their initial or ongoing services.

Fees for the Chairman are presently $60,000 per annum (2013: $60,000) and fees for Non-Executive Directors’ are presently set at $36,000 per annum (2013: $36,000). These fees cover main board activities only. Non-Executive Directors may receive additional remuneration for other services provided to Papillon, including but not limited to, membership of committees.

Outstanding Share-based Awards and Option-based Awards

The following table summarises the number and value of all option, share right and share-based awards outstanding for each Non-Executive Director at the end of the most recently completed financial year, including awards granted before the most recently completed financial year:

		Option-based Awards			Share-based Awards
	Number of				Number of	Market or
	Securities			Value of	Shares or	Payout Value
	Underlying			Unexercised	Units of	of Share-
	Unexercised			in-the-money	Shares that	based Awards
	Options/	Option/Right		Options/	have not	that have not
	Rights	Exercise Price	Option/Right	Rights	Vested	Vested
NEO	#	(A$)	Expiry Date	(A$)	#	#
Robert Behets	500,000	1.10	30-Jun-15	395,000	-	-
	500,000	1.20	30-Jun-15	345,000	-	-
	264,000	-	30-Jun-16	498,960	-	-
	264,000	-	30-Jun-17	498,960	-	-

Employment Contracts

Mr. Connelly, Managing Director and Chief Financial Officer, has a contract of employment with Papillon dated November 27, 2012 that specifies the duties and obligations to be fulfilled by a Managing Director. The contract is a rolling annual period from the commencement date and may be terminated by either party by giving three months’ notice. Mr. Connelly receives a fixed remuneration component of A$350,000 per annum and a discretionary annual bonus of up to A$150,000 per annum to be paid upon achieving key performance indicators, as agreed with by the Papillon Board.

Mr. Boyd, Manager Geoscience, has a services contract with Papillon dated July 1, 2012. The contract specifies the duties and obligations to be fulfilled by the Manager Geoscience and may be terminated by either party by giving one months’ notice. Mr. Boyd receives an amount of A$2,000 per day. The contract includes a ‘minimum commitment’ of 60 days’ work over the initial 6 month period (from the Commencement Date) at a notional rate of 10 days’ work per month.

Mr. de Grandpré, in-country Managing Director – Mali, has a contract of employment with Papillon that specifies the duties and obligations to be fulfilled by the Managing Director – Mali. The contract may be terminated by either party by giving 3 months’ notice. Mr. de Grandpré receives a fixed remuneration component of EUR 210,000 per annum net of taxes and a discretionary annual bonus of up to EUR 40,000 per annum net of taxes to be paid upon achieving key performance indicators, as agreed with by the Papillon Board.

Mr. Olsen, Project Manager, has a contract of employment with Papillon dated January 21, 2014. The contract specifies the duties and obligations to be fulfilled by the Project Manager. The contract may be terminated by either party by giving three months’ notice. Mr. Olsen receives a fixed remuneration component of A$200,000 per annum and a discretionary annual bonus of up to A$60,000 per annum to be paid upon Mr. Olsen achieving key performance indicators, as agreed with by the Papillon Board.

Mr. Locke, Corporate Executive, has a contract of employment with Papillon dated August 2, 2011. The contract specifies the duties and obligations to be fulfilled by the Corporate Executive. The contract may be terminated by either party by giving two months’ notice. Effective July 1, 2013, Mr. Locke receives a fixed remuneration component of A$190,000 per annum and a discretionary annual bonus of up to A$60,000 per annum to be paid upon Mr. Locke achieving key performance indicators, as agreed with by the Papillon Board.

Pension Plan Benefits

Papillon does not have a pension plan and has not provided for any pension plan benefits, other than statutory superannuation, to its Named Executive Officers. Executives receive superannuation contributions, currently at 9% for Australian employees, and do not receive any other retirement benefit.

Performance Graph

The following performance graph shows the cumulative shareholder return of Papillon for the last five most recently completed financial years compared to the S&P/ASX All Ordinaries Index.

The table below the graph shows what a A$100 investment in Papillon Shares and the S&P/ASX All Ordinaries Index, respectively, made on June 30, 2009 would be worth at June 30, 2010, 2011, 2012, 2013 and 2014, following the initial investment.

	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2009	2010	2011	2012	2013	2014
	(A$)	(A$)	(A$)	(A$)	(A$)	(A$)
Papillon Resources Limited	100	311	1,222	2,178	1,489	4,200
S&P / ASX All Ordinaries Index	100	110	118	105	121	136

Indebtedness of Directors and Executive Officers

As of the date of this Information Circular, no executive officer, director, employee or former executive officer, director, employee of Papillon or any subsidiary is indebted to Papillon or its subsidiary in connection with a purchase of securities or otherwise. In addition, as of the date of this Information Circular, there is no indebtedness owing to Papillon from any of its executive officers or directors or former directors or executive officers or any associate of such person, including in respect of indebtedness to others where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by Papillon or a subsidiary of Papillon.

Corporate Governance

The Papillon Board’s primary role is to represent shareholders and to promote and protect the interests of Papillon by governing Papillon.

To fulfil its role the Papillon Board is responsible for:

  overseeing Papillon’s commitment to the health and safety of employees and contractors, the environment and sustainable development;

  overseeing the activities of Papillon, including its control and accountability systems;

  appointing and removing the Managing Director, Company Secretary, and other senior executives, evaluating their performance, reviewing their remuneration and ensuring an appropriate succession plan;

  setting the strategic objectives of Papillon and monitoring its progress against those objectives;

  reviewing, ratifying and monitoring systems of risk management and internal control;

  setting the operational and financial objectives and goals for Papillon;

  ensuring that there are effective corporate governance policies and practices in place;

  approving and monitoring budgets, capital management and acquisitions and divestments;

  approving and monitoring all financial reporting to the market;

  appointment of external auditors and principal professional advisors; and

  formal determinations that are required by Papillon’s constitutional documents or by law or other external regulation.

These responsibilities are designed to provide strategic guidance for Papillon and effective oversight management.

Beyond those matters, the Papillon Board has delegated all authority to the Managing Director for management of Papillon’s business within any limits imposed by the Papillon Board.

Composition of the Board

  Mr. Ian Middlemas                   Non-Executive Chairman
  Mr. Mark Connelly                   Managing Director and Chief Executive Officer
  Mr. Robert Behets                    Non-Executive Director
  Mr. Alec Pismiris                      Non-Executive Director

The membership of the Papillon Board, its activities and composition is subject to periodic review. The criteria for determining the identification and appointment of a suitable candidate for the Papillon Board shall include quality of the individual, background of experience and achievement, compatibility with other Papillon Board members, credibility within Papillon’s scope of activities, intellectual ability to contribute to the Papillon Board duties and physical ability to undertake the Papillon Board duties and responsibilities.

Independent Directors

The Papillon Board has assessed the independence status of the directors and has determined that there are three independent directors, being Messrs. Middlemas, Behets and Pismiris.

Committees of the Papillon Board

The following committees of the Papillon Board have been formed:

  Audit Committee; and

  Remuneration and Nomination Committee.

Other than the formation of the committees noted above, the Papillon Board considers that Papillon is not currently of a size, nor are its affairs of such complexity to justify the formation of additional separate or special committees at this time. The Papillon Board as a whole is able to address the governance aspects of the full scope of Papillon’s activities and to ensure that it adheres to appropriate ethical standards.

Composition of the Audit Committee

The members of the Audit Committee are Messrs. Middlemas, Behets and Pismiris. The members of the Remuneration and Nomination Committee are Messrs. Middlemas, Behets and Pismiris.

Audit Committee Charter

The complete text of the Audit Committee’s charter is attached as Schedule H, which has been prepared in accordance with relevant Australian requirements and not NI 52-110.

Reliance on Certain Exemptions

At no time since the commencement of Papillon’s most recently completed financial year has Papillon relied on any exemption from NI 52-110, as Papillon has not been required to comply with NI 52-110.

Audit Committee Oversight

At no time since the commencement of Papillon’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Audit Committee shall either (i) pre-approve all services to be provided to Papillon or its subsidiaries by the external auditor (however the Audit Committee may delegate authority to pre-approve non-audit services to one or more members of the Audit Committee however, pre-approval of any non-audit services must be presented by any member to whom authority has been delegated to the full Audit Committee at its first scheduled meeting after such approval); or (ii) adopt specific policies and procedures for the engagement of non-audit services provided that: (1) the policies and procedures are detailed as to the particular service; (2) the Audit Committee is informed of each non-audit service; and (3) the procedures do not include delegation of the Audit Committee’s responsibilities to management.

External Auditor Service Fees

Fees paid and payable to Papillon’s external auditors during the two most recently completed financial years were as follows:

	2014 A$	2013 A$
Audit Fees	57,950	66,464
All Other Fees	-	483
	57,950	66,947

Audit Committee Members’ Experience and Education

The education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member is as follows.

Mr. Ian Middlemas B.Com, CA – Non-Executive Chairman

Mr. Middlemas is a Chartered Accountant, a member of the Securities Institute of Australia and holds a Bachelor of Commerce degree. He worked for a large international Chartered Accounting firm before joining the Normandy Mining Group where he was a senior group executive for approximately 10 years. He has had extensive corporate and management experience, and is currently a director with a number of publicly listed companies in the resources sector.

Mr. Robert Behets B.Sc (Hons), FAusIMM, MAIG - Non-Executive Director

Mr. Behets is a geologist with over 24 years’ experience in the mineral exploration and mining industry in Australia and internationally. He held various senior management positions during a long career with WMC Resources Limited, including Manager Commercial - St Ives Gold Operations and Group Manager Exploration. Most recently, he was instrumental in the founding, growth and development of Mantra Resources Limited, an African focused uranium company, through to its acquisition by ARMZ for approximately A$1 billion in 2011.

Mr. Behets has a strong combination of technical, commercial and managerial skills and extensive experience in exploration, mineral resource and ore reserve estimation, feasibility studies and operations across a range of commodities, including gold, uranium and base metals. He is a Fellow of The Australasian Institute of Mining and Metallurgy, a Member of the Australian Institute of Geoscientists and a current member of the Australasian Joint Ore Reserve Committee.

Mr. Alec Pismiris B.Com, AGIA, MAICD - Non-Executive Director

Mr. Pismiris is currently a director of Capital Investment Partners Pty Ltd, a company which provides corporate advisory services. Since 1990, Mr. Pismiris has served as a director and company secretary for various ASX listed companies as well as a number of unlisted public and private companies.

Mr. Pismiris completed a Bachelor of Commerce degree at the University of Western Australia, is a member of the Australian Institute of Company Directors and an associate of the Governance Institute of Australia and Administrators. Mr. Pismiris has over 25 years’ experience in the securities, finance and mining industries.

Code of Conduct for Directors

The Papillon Board has adopted a Code of Conduct for Directors to promote ethical and responsible decision-making by the directors.

The principles of the code are:

  Actively promote the highest standards of ethics and integrity in carrying out their duties for Papillon;

  Disclose any actual or perceived conflicts of interest of a direct or indirect nature of which they become aware and which they believe could compromise in any way the reputation or performance of Papillon;

  Respect confidentiality of all information of a confidential nature which is acquired in the course of Papillon’s business and not disclose or make improper use of such confidential information to any person unless specific authorization is given for disclosure or disclosure is legally mandated;

  Deal with Papillon’s customers, suppliers, competitors and each other with the highest level of honesty, fairness and integrity and to observe the rule and spirit of the legal and regulatory environment in which Papillon operates;

  Protect the assets of Papillon to ensure availability for legitimate business purposes and ensure all corporate opportunities are enjoyed by Papillon and that no property, information or position belonging to Papillon or opportunity arising from these are used for personal gain or to compete with Papillon; and

  Report any breach of this Code of Conduct to the Chair, who will treat reports made in good faith of such violations with respect and in confidence.

Code of Ethics and Conduct

Papillon has implemented a Code of Ethics and Conduct, which provides guidelines aimed at maintaining high ethical standards, corporate behavior and accountability within Papillon.

All employees and directors are expected to:

  Treat each other with respect and dignity;

  Respect the law and act accordingly;

  Be fair and honest in their dealings;

  Use Papillon’s property responsibly and in the best interest of Papillon and its reputation;

  Be responsible for their actions and accountable for their consequence; and

  Be responsible to the community and to the individual.

Dealings in Company Securities

Papillon’s Securities Trading Policy outlines the requirements for when Key Management Personnel (“KMP”) and other employees may deal in Papillon’s securities, in order to reduce the risk of insider trading.

The Securities Trading Policy prohibits KMP and other employees from dealing in Papillon’s securities if he or she has information that he or she knows, or ought to reasonably know, is inside information. “Inside information” is information that is not generally available and if it were generally available, a reasonable person would expect it to have a material effect on the price or value of Papillon’s securities

The Securities Trading Policy also provides prescribed “closed periods” during which KMP are prohibited from dealing in Papillon's securities (subject to certain limited exceptions). The ‘closed periods’ are based around the release of material information including results from feasibility studies, exploration and corporate activities.

In addition, if an employee (including a KMP) has information that he or she knows, or ought to know, is inside information, the employee must not directly or indirectly communicate that information to another person if he or she knows, or ought to reasonably know, that the other person would or would be likely to deal in Papillon's securities. This prohibition applies regardless of how the employee learns the information (e.g. even if the employee overhears it or is told in a social setting).

KMP must obtain written clearance from an approving officer at least 2 business days prior to when a KMP intends to deal in Papillon’s securities. KMP must then notify the Papillon Secretary of any dealings in Papillon’s securities within 2 business days of such deal occurring. Irrespective of any clearances given under this Policy, the KMP is not to deal with Papillon’s securities whilst in possession of inside information.

Papillon also prohibits KMP entering into arrangements to limit their exposure to Company securities granted as part of the KMP’s remuneration package.

Breaches of this policy will be subject to disciplinary action, including dismissal in serious cases.

The Security Trading Policy has been prepared taking into consideration the stage of development of Papillon, being exploration and development rather than production. Key inside information is likely to be comprised of results from feasibility studies, exploration and corporate activities. Accordingly the closed periods are based around the release of this information rather than the release of financial reports. This aspect of Papillon’s Securities Trading Policy may change should the stage of development of Papillon change in the future.

Performance Review

The Papillon Board may undergo periodic formal assessment processes, including assessment of the Papillon Board’s committees, where applicable. An independent third party consultant may be used to facilitate the assessment.

Papillon’s annual Remuneration Report discloses the process for evaluating the performance of senior executives, including the Managing Director.

In 2014, performance evaluations for senior executives took place in accordance with the process disclosed above.

Remuneration Arrangements

The broad remuneration policy is to ensure that remuneration properly reflects the relevant persons duties and responsibilities, and that the remuneration is competitive in attracting, retaining and motivating people of the highest quality. The Papillon Board believes that the best way to achieve this objective is to provide executive Directors and executives with a remuneration package consisting of fixed components that reflect the person’s responsibilities, duties and personal performance.

In addition to the above, the Papillon Group has developed a limited equity-based remuneration arrangement for key executives and consultants.

The remuneration of Non-Executive Directors is determined by the Papillon Board as a whole having regard to the level of fees paid to non-executive directors by other companies of similar size in the industry.

The aggregate amount payable to Papillon’s Non-Executive Directors must not exceed the maximum annual amount approved by Papillon’s Shareholders.

Legal Proceedings and Regulatory Actions

Legal Proceedings

On April 7, 2014, Papillon announced that a local Malian company, ZTS, had filed a claim against Papillon before the Commercial Court of Bamako seeking to claim an additional shareholding in Songhoi. Papillon’s Medinandi tenement is owned by Songhoi, a joint venture company between Papillon, which owns 90%, and its local joint venture partner, Mani SARL (“Mani”), which owns 10%. Mani originally acquired the tenement from ZTS in 2006.

Papillon considers the ZTS claim to be without merit and is strongly defending its position. In addition, Papillon considers that the proper forum for this matter is arbitration in Paris under ICC rules. Accordingly, Papillon has initiated ICC arbitral proceedings in Paris in order to secure its rights against ZTS and other respondents. This arbitration has been registered by the ICC Secretariat.

On June 26, 2014, Papillon announced that a Judge of the Commercial Court of Bamako had dismissed Papillon’s arguments on jurisdiction and accepted ZTS’s claims on the merits. The hearing was supposed to be limited to the question of jurisdiction and Papillon was not given an opportunity to submit arguments on the merits of the case. Notwithstanding this fact, the Judge of the Commercial Court of Bamako decided that ZTS was entitled to hold 17% of Songhoi’s share capital, 10% of which is already indirectly held by ZTS through Mani. Papillon is still waiting for the written judgement to be handed down. Papillon considers the decision to be totally unlawful and intends to appeal the decision to the Court of Appeal in Bamako.

Papillon remains confident that the rule of law will prevail, even if Papillon has to appeal all the way to the Supreme Court in Bamako or the Cour Commune de Justice et d'Arbitrage in Abidjan.

The proceedings and the arbitration are continuing. Neither the proceedings nor the arbitration are likely to be resolved prior to the Merger becoming effective. Information regarding the claim was disclosed to B2Gold prior to signing the Merger Implementation Agreement.

Regulatory Actions

There are currently no: (a) penalties or sanctions imposed against Papillon by a court relating to securities legislation or by a securities regulatory authority; (b) other penalties or sanctions imposed by a court or regulatory body against Papillon that would likely be considered important to a reasonable investor in making an investment decision in Papillon; and (c) settlement agreements Papillon entered into before a court relating to securities legislation or with a securities regulatory authority.

Interest of Management and Others in Material Transactions

Other than as disclosed elsewhere in this Information Circular, no director, executive officer or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of issued Papillon Shares, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect Papillon within three years preceding the date of this Information Circular.

Auditor

The auditors of Papillon are Deloitte Touche Tohmatsu located at Woodside Plaza, Level 14, 240 St Georges Terrace, Perth WA 6000 Australia.

Transfer Agent and Registrar

The transfer agent and registrar for Papillon is Computershare Investor Services Pty Ltd., at Level 2, 45 St Georges Terrace, Perth, WA 6000.

Material Contracts

(a)	Songhoi Joint Venture Agreement

On July 25, 2006, Mani and Central African Gold Plc (“CAG”) entered into a joint venture agreement (“Songhoi JV”), which was subsequently varied pursuant to an amendment to the Songhoi JV, to establish the joint venture exploration entity Songhoi. Songhoi holds the Medinandi mining permit, Bantako-Est exploration permit, and Diangounte exploration permit in Mali. Under the Songhoi JV:

	(i)	CAG and Mani hold an 80% and 20% shareholding in Songhoi respectively.

	(ii)	Each party is entitled to appoint directors to the board of Songhoi, with CAG being entitled to appoint four directors while Mani is entitled to appoint one director.

(iii)

Upon the grant of a mining permit, the Mali government will become entitled to a statutory 10% interest in Songhoi, with each of Mani and CAG renouncing 5% of their participation interest in Songhoi to accommodate the Mali government's interest.

	(iv)	Each party to the Songhoi JV has a pre-emptive right over any shares offered for sale by the other party.

(v)

Apart from the Mali Goldfields JV described below, each party to the Songhoi JV agrees to refrain from engaging in any activities likely to compete with the activities of Songhoi or any exploitation company constituted to hold a mining license.

(vi)	CAG agrees to ZTS being granted an option to acquire 2.5% of CAG's shareholding in Songhoi, at an exercise price to be determined by an expert approved by both ZTS and CAG.

(vii)	Mani agrees to pay ZTS 17% of any profit arising from mining on the Medinandi tenement, with this obligation being solely incumbent upon Mani.

(viii)	All disputes between the parties to the Songhoi JV are to be settled by arbitration in Paris before three arbitrators of the International Chamber of Commerce of Paris.

On December 18, 2009, CAG and Papillon entered into a share purchase agreement (“CAG Sale Agreement”) pursuant to which Papillon acquired CAG's 80% interest in Songhoi. Mani agreed to waive its pre-emptive right relating to the sale of CAG's shareholding in Songhoi.

In September 2012, Papillon increased its shareholding in Songhoi to 90% by acquiring 10% of Songhoi’s shares from Mani. This resulted in 90% of Songhoi’s shares being held by Papillon and the remaining 10% of shares being held by Mani.

(b)	Mali Goldfields Joint Venture Agreement

On December 9, 2005, Mali Mining House SA (“MMH”) and CAG entered into a joint venture agreement (“Mali Goldfields JV”), which was subsequently varied pursuant to two amendment agreements, to establish the joint venture entity Mali Goldfields SARL (“Mali Goldfields”). Mali Goldfields holds the Gouenso, Mandiela, and Sankama exploration permits (and certain other permit applications) in Mali. Under the Mali Goldfields JV:

	(i)	CAG and MMH hold an 80% and 20% shareholding in Mali Goldfields respectively.

	(ii)	Each party is entitled to appoint directors to the board of Mali Goldfields, with CAG being entitled to appoint four directors while MMH is entitled to appoint one director

(iii)

Upon the grant of a mining permit, the Mali government will become entitled to a statutory 10% interest in Mali Goldfields, with each of MMH and CAG renouncing 5% of their participation interest in Mani Goldfields.

	(iv)	Each party to the Mali Goldfields JV has a pre-emptive right over any shares offered for sale by the other party

	(v)	MMH agrees to release CAG from its non-competition obligations under the Mali Goldfields JV for consideration which included:

		(A)	CAG agreeing to pay MMH 1% of any net dividend (after tax) attributable to CAG from Songhoi or any other joint exploitation entity formed by CAG which does not include MMH; and

(B)

CAG agreeing to grant MMH or its shareholders an option to acquire shares (at a price set by an expert approved by the parties) in the share capital of any joint exploitation company formed by CAG in Mali which engages in competing mining activities to Mali Goldfields, up to a maximum shareholding of 3%.

Pursuant to the CAG Sale Agreement, Papillon also acquired CAG's 80% interest in Mali Goldfields, with MMH waiving its pre-emptive right relating to the sale of CAG's shareholding in Mali Goldfields to Papillon.

In October 2011, Papillon increased its shareholding in Mali Goldfields to 90% by acquiring 10% of Mali Goldfields’s shares from MMH. This resulted in 90% of Mali Goldfields’s shares being held by Papillon and the remaining 10% of shares being held by MMH.

(c)	Menakoto Sud Joint Venture Agreement

On February 20, 2014, Papillon and S2IEM entered into a formal joint venture agreement (“Menankoto Sud JV”), reflecting the terms of a letter agreement dated June 30, 2011, pursuant to which the parties agreed to establish a new joint venture company (“JV Co”) to conduct exploration activities in the Menankoto Sud exploration permit. Under the Menakoto Sud JV:

	(i)	S2IEM is responsible for transferring the Menankoto Sud exploration permit to JV Co.

	(ii)	Papillon, directly or through a designated entity, holds 95% of the shares in JV Co with S2IEM, directly or through a designated entity, holding the remaining 5% of shares.

(iii)

Upon the grant of a mining permit, the Mali government will be granted a 10% interest in JV Co and this will be contributed from Papillon's interests in JV Co which will be reduced by 10%, such that Papillon, S2IEM and the Mali government will hold shareholdings in JV Co of 85%, 5% and 10% respectively. Any further additional interest the Mali government compulsorily acquires will then reduce each party's interest in JV Co on a pro rata basis.

(iv)

Papillon has entire control and discretion over all exploration and mining activities of JV Co and any exploitation company, including exploration and mining permits that should be sought by JV Co as well as any exploitation company and responsibility for the funding of all exploration and mining activities.

(v)

As the majority shareholder of JV Co, and while it holds at least 75% of the shareholding in JV Co, Papillon has a pre-emptive right over the sale of any shares held by S2IEM. There is no restriction on the transfer of JV Co shares between Papillon and S2IEM.

Experts

The scientific and technical information regarding the Fekola Project included in the section titled “Mineral Properties” of this Information Circular is based upon the Fekola Technical Report. All other information regarding the Fekola Project in this Information Circular that relates to exploration results is based on information compiled by Mr. Andrew Boyd of Cairn Geoscience Limited. Mr. Boyd is a Member of the Australian Institute of Geoscientists and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the JORC Code. Mr. Boyd consents to the inclusion in this Information Circular of the statements based on his information in the form and context in which it appears.

All other information regarding the Fekola Project in this Information Circular that relates to Mineral Resources is based on, and fairly represents, information compiled by Mr. Nic Johnson of MPR Geological Consultants. Mr. Johnson is a Member of the Australian Institute of Geoscientists and has sufficient experience, which is relevant to the style of mineralisation and type of deposit under consideration, and to the activity which he is undertaking to qualify as a Competent Person as defined in the JORC Code (2012). Mr. Johnson consents to the inclusion in this Information Circular of the statements based on his information in the form and context in which it appears.

Deloitte Touche Tohmatsu is Papillon’s auditor for the financial periods commencing on or after July 1, 2013 and has reviewed Papillon’s financial statements for the three and nine months ended March 31, 2014.

B2GOLD FOLLOWING COMPLETION OF THE TRANSACTION

Overview

On completion of the Transaction, B2Gold will continue to be a company existing under the laws of British Columbia and the former Papillon Shareholders will be shareholders of B2Gold (other than Ineligible Shareholders and Electing Small Scheme Participants). B2Gold will retain the “B2Gold Corp.” name and will continue to have its corporate head office in Vancouver, British Columbia, Canada. B2Gold Shares will continue to be listed on the TSX, the NYSE MKT and the NSX.

B2Gold’s operating assets are the Limon and La Libertad gold mines in Nicaragua and the Masbate gold mine in the Philippines, which together are projected to produce 395,000 to 420,000 ounces of gold in 2014. B2Gold is well positioned for gold production growth, with projected growth to over 900,000 ounces of gold production from five operating mines (assuming completion of Otjikoto and Fekola projects). B2Gold will have an extensive exploration portfolio and the internal cashflow to support exploration programs in highly prospective regions of Nicaragua, the Philippines, Colombia and Burkina Faso.

B2Gold will have combined proven and probable gold reserves of approximately 5.58 million ounces, measured and indicated gold resources (inclusive of reserves) of approximately 10.98 million ounces and inferred gold resources of 4.90 million ounces (all on an attributable basis).

B2Gold will benefit from the ability to implement strategic growth opportunities in a diverse geographic setting with production and development assets spanning three continents and located in high-growth emerging economies, serving to mitigate collective operation and geopolitical risk. B2Gold will also benefit from a strong financial position with cash and cash equivalent assets on a pro forma basis as at March 31, 2014 of approximately $214.1 million, unused debt capacity of $150 million ($125 million as at June 30, 2014) and continued strong cash flow from operations.

Summary Organization Chart

The following chart shows the corporate relationship between B2Gold and Papillon following the completion of the Transaction:

B2Gold Board of Directors

Following the completion of the Transaction, the B2Gold Board will be the same as prior to the Transaction, with the addition of Mark Connelly to the B2Gold Board.

Robert Cross

Robert Cross was appointed to the board of directors of B2Gold as Chairman in October 2007. Mr. Cross is a co-founder, director and Non-Executive Chairman of Bankers Petroleum Ltd., and a co-founder, director and Chairman of Petrodorado Energy Ltd., and until October 2007, was the Non-Executive Chairman of Northern Orion Resources Inc. Mr. Cross also serves as director of BNK Petroleum Inc. and Petro-Victory Energy Corp. Mr. Cross served as Chairman and Chief Executive Officer of Yorkton Securities Inc. between 1996 and 1998, a director of LNG Energy Ltd. from 2007 to 2011, and a director of Athabasca Potash Inc. from 2009 to 2010. He also served as an Investment Banking Partner with Gordon Capital Corporation in Toronto from 1987 to 1994. Mr. Cross holds a degree in Engineering from the University of Waterloo and received his MBA from Harvard Business School in 1987.

Robert Gayton

Dr. Robert Gayton was appointed to the board of directors of B2Gold in October 2007. Dr. Gayton is a Chartered Accountant and has acted as a consultant to various public companies since 1990. He was the Chief Financial Officer of Western Silver Corporation from 1995 to 2004 and served as a director of Western Silver Corporation from 2004 to 2006. From 2003 to 2007, Dr. Gayton served as a director of Bema Gold. Dr. Gayton is currently a director and the chair of the audit committees of Nevsun Resources Ltd., Amerigo Resources Ltd., Eastern Platinum Ltd. and Western Copper and Gold Corporation.

John Ivany

John Ivany was appointed to the board of directors of B2Gold in November 2007. Mr. Ivany retired from Kinross in 2006 after having served as Executive Vice President since 1995. Previously, Mr. Ivany held executive positions with several resource companies including Noranda Inc., Hemlo Gold Mines Ltd., Prime Resources Corp. and International Corona Corporation. He currently serves as a director of Allied Nevada Gold Corp. and Eurogas International Inc., and an advisor to Canaccord Genuity Corp. Mr. Ivany served as a director of Breakwater Resources Ltd. from 2007 to 2011 and of Aura Minerals Inc. from 2009 to 2011.

Jerry Korpan

Jerry Korpan was appointed to the board of directors of B2Gold in November 2007. Mr. Korpan served as Managing Director of Yorkton Securities UK until 1999 and a director of Bema Gold from 2002 to 2007. Until 2011, he was the Executive Director of Emergis Capital S.A., a company based in Antwerp, Belgium. Currently, Mr. Korpan serves as a director of Mitra Energy Limited, an independent oil company operating in South East Asia, and Midas Gold Corporation.

Barry Rayment

Dr. Barry Rayment was appointed to the board of directors of B2Gold in October 2007. Dr. Rayment is a mining geologist with 40 years of experience in base and precious metal exploration and development. Between 1990 and 1993, he served as the President of Bema and also served as a director of Bema from 1988 to 2007. Dr. Rayment served as President of Mining Assets Corporation, a private company that provides consulting services to the mining industry between 1993 and 2010. He is currently a director of Americas Bullion Royalty Corp. Dr. Rayment was a director of EMC Metals Corp. between 2008 and 2009. Dr. Rayment obtained his Ph.D. in Mining Geology at the Royal School of Mines, London.

Bongani Mtshisi

Bongani Mtshisi was appointed to the board of directors of B2Gold in December 2011, following B2Gold’s acquisition of Auryx in 2011. Mr. Mtshisi is a Mining Engineer by training with more than 12 years of experience working in key commodity sectors such as platinum, gold, diamond, nickel and copper (Anglo American Platinum Limited, Debeers/HUF joint venture and Sub Nigel Gold Mining Company). Mr. Mtshisi is currently the CEO of BSC Resources Ltd., a company that is involved in the exploration and development of copper and nickel commodities in South Africa. Mr. Mtshisi was also a founder and Chairman of Auryx. Mr. Mtshisi has a National diploma in Metalliferous Mining from Damelin College and a National Certificate in Project Management from The Technikon Witwatersrand, both in South Africa.

Michael Carrick

Michael Carrick was appointed to the board of directors of B2Gold in January 2013, following B2Gold’s acquisition of CGA. Mr. Carrick is a Chartered Accountant with over 20 years of experience in the resources sector. He is currently Chairman and a Director of RTG Mining Inc. and previously held positions as President and CEO of CGA, Chairman and a director of Ratel Group Limited, Director of St. Augustine Gold & Copper Ltd., Executive Chairman of AGR Limited and CEO of Resolute Limited, an Australian listed company. Prior to joining Resolute Limited, Mr. Carrick was a senior international partner of Arthur Andersen. He has been responsible for the development of seven major gold mines in five countries, including the development of the first major gold mines in Tanzania and Mongolia, and most recently the Masbate Mine, the largest gold mine in the Philippines.

Kevin Bullock

Kevin Bullock was appointed to the board of directors of B2Gold in December 2013, following B2Gold’s acquisition of Volta. Mr. Bullock is a mining engineer with over 25 years of experience at senior levels in mining exploration, mine development and mine operations. Prior to joining B2Gold’s board, Mr. Bullock was the President and CEO of Volta Resources Inc. and its predecessor company, Goldcrest Resources Ltd. since its inception in 2002. Prior to Volta and Goldcrest Resources Ltd., Mr. Bullock was VP Operations for Kirkland Lake Gold Ltd. and was instrumental in the reopening of its Macassa Gold Mine in Kirkland Lake, Ontario.

Mark Connelly

Mark Connelly was previously Chief Operating Officer of Endeavour Mining Corporation, following its merger with Adamus Resources Limited, where he was Managing Director and CEO. Endeavour Mining operates three gold mines producing approximately 300,000 ounces per annum in Ghana, Mali and Burkina Faso and has a fourth mine under construction in Côte d’lvoire. With over 25 years experience in the mining industry, Mr. Connelly held senior executive positions with Newmont Mining Corporation and Inmet Mining Corporations prior to joining Adamus Resources. Mr. Connelly has extensive experience with the development, construction and operation of mining projects for a variety of commodities, including gold, base metals and other resources in West Africa, Australia, North America and Europe.

Description of Capital Structure

The authorized share capital of B2Gold will remain unchanged as a result of the completion of the Transaction, other than for the issuance of the B2Gold Shares to Papillon Shareholders and the issuance of the B2Gold Shares that comprise the Cancellation Consideration.

B2Gold’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at the close of business on June 3, 2014, 678,656,061 B2Gold Shares were issued and outstanding. In addition, there were B2Gold Options outstanding to acquire 42,738,343 B2Gold Shares, and B2Gold RSUs outstanding convertible into 2,564,561 B2Gold Shares. Pursuant to the terms of the Merger Implementation Agreement, B2Gold expects to issue up to 235,961,274 B2Gold Shares to Papillon Shareholders. If no further Papillon Options are exercised or cancelled prior to the implementation of the Transaction, B2Gold expects to issue approximately 1,429,861 B2Gold Shares as Cancellation Consideration to Papillon Optionholders. Accordingly, B2Gold expects to issue up to 237,391,135, B2Gold Shares in connection with the Transaction, representing approximately 35% of the 678,656,061 B2Gold common shares outstanding as at June 3, 2014.

If all of the Papillon Options issued and outstanding as at the date of this Information Circular are exercised prior to the implementation of the Transaction, B2Gold expects to issue a total of 238,307,824 B2Gold Shares to Papillon Shareholders, representing approximately 35.1% of the 678,656,061 B2Gold Shares outstanding as at June 3, 2014. Immediately following the completion of the Transaction (assuming no currently outstanding B2Gold Options or B2Gold RSUs are exercised or converted and assuming that no further Papillon Options are exercised or cancelled prior to the implementation of the Transaction), existing B2Gold Shareholders will hold approximately 74% of the issued and outstanding B2Gold Shares and former Papillon Shareholders will hold approximately 26% of the issued and outstanding B2Gold Shares. If all currently outstanding B2Gold Options and B2Gold RSUs are exercised or converted, as applicable, the effect would be that existing B2Gold Shareholders and former Papillon Shareholders would own approximately 75% and 25%, respectively, of B2Gold.

Common Shares

Registered holders of B2Gold Shares are entitled to receive notice of and attend all meetings of shareholders of B2Gold, and are entitled to one vote for each B2Gold Share held. In addition, holders of B2Gold Shares are entitled to receive on a pro rata basis dividends if, as and when declared by the board of directors and, upon liquidation, dissolution or winding-up of B2Gold, are entitled to receive on a pro rata basis the net assets of B2Gold after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including preferred shares, ranking in priority to, or equal with, the holders of the B2Gold Shares.

Preferred Shares

The preferred shares without par value may at any time and from time to time be issued in one or more series. The board of directors may from time to time by resolution determine the maximum number of preferred shares of any such series or determine there is no maximum, determine the designation of the preferred shares of that series and amend the articles of B2Gold to create, define and attach, and if permitted by the BCBCA, alter, vary or abrogate, any special rights and restrictions to be attached to the preferred shares of that series. Except as provided in the special rights and restrictions attaching to the preferred shares, the holders of preferred shares will not be entitled to receive notice of, attend or vote any meeting of the shareholders of B2Gold. Holders of preferred shares will be entitled to preference with respect to payment of dividends on such shares over the B2Gold Shares, and over any other shares of B2Gold ranking junior to the preferred shares with respect to payment of dividends. In the event of liquidation, dissolution or winding-up of B2Gold, holders of preferred shares will be entitled to preference with respect to distribution of the property or assets of B2Gold over the B2Gold Shares and over any other shares of B2Gold ranking junior to the preferred shares with respect to the repayment of capital paid up on, and the payment of any or all accrued and unpaid cumulative dividends whether or not earned or declared, or any or all declared and unpaid non-cumulative dividends, on the preferred shares.

Stock Options

B2Gold has established the B2Gold Option Plan whereby the B2Gold Board may from time to time grant B2Gold Options to directors, employees and consultants of B2Gold. Under the B2Gold Option Plan, the maximum number of B2Gold Shares issuable will be a number equal to 7.5% of the issued and outstanding B2Gold Shares on a non-diluted basis at any time. The maximum term of any B2Gold Option issuable under the B2Gold Option Plan is ten years and the exercise price of a B2Gold Option cannot be less than the closing market price of a B2Gold Share on the trading day prior to the grant of such options, or such other minimum price as may be required by the TSX. As at the date hereof, there were B2Gold Options to acquire 41,379,293 B2Gold Shares outstanding.

Restricted Share Units

B2Gold has established the B2Gold RSU Plan whereby the B2Gold Board may from time to time grant B2Gold RSUs to directors, employees and consultants of B2Gold. Under the B2Gold RSU Plan, the maximum number of B2Gold Shares issuable is 10,000,000 common shares. As at the date hereof, there were B2Gold RSU’s to acquire 2,564,561 B2Gold Shares outstanding.

Selected B2Gold Unaudited Pro Forma Financial Information

The selected unaudited pro forma consolidated financial information set forth below has been extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of B2Gold and the accompanying notes thereto attached as Schedule H to this Information Circular.

The unaudited pro forma consolidated balance sheet has been prepared as if the Transaction had occurred on March 31, 2014 using the unaudited consolidated balance sheet of B2Gold as at December 31, 2013 and the unaudited consolidated balance sheet of Papillon as at March 31, 2014.

The unaudited pro forma consolidated statement of operations for the three month period ended March 31, 2014 has been prepared as if the Transaction occurred on January 1, 2013 using the unaudited consolidated statement of operations of B2Gold for the three months ended March 31, 2014 and the unaudited consolidated statement of operations of Papillon for the three month period ended March 31, 2014.

The unaudited pro forma consolidated statement of operations for the twelve month period ended December 31, 2013 has been prepared as if the Transaction occurred on January 1, 2013 using the audited consolidated statement of operations of B2Gold for the year ended December 31, 2013 and the unaudited constructed consolidated statement of operations of Papillon for the twelve month period ended December 31, 2013.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Transaction will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between B2Gold and Papillon. The selected unaudited pro forma consolidated financial information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of B2Gold and the accompanying notes included in Schedule H to this Information Circular.

Selected Consolidated Unaudited Pro Forma Financial Information

(Expressed in thousands of United States dollars	Three months	Twelve months
except share and per share amounts)	ended	ended
	March 31, 2014	December 31, 2013

Revenue	129,020	544,272
Gross profit	37,095	146,946
Net (loss) income for the period	(25,184)	62,288
Basic (loss) earnings per share	(0.03)	0.07
Diluted (loss) earnings per share	(0.03)	0.04
Cash and cash equivalents	214,082	-
Current assets	130,564	-
Total assets	3,021,417	-
Long-term debt	339,344	-
Long-term derivative liabilities	1,198	-
Current liabilities	79,507	-
Total liabilities	658,980	-
Non-controlling interest	75,521	-
Shareholders’ equity	2,286,916	-

Stock Exchange Listings

Following the Effective Date, the B2Gold Shares will continue to be listed on the TSX, NYSE MKT and NSX.

Post-Transaction Shareholdings and Principal Shareholders

As described under the heading “B2Gold Following Completion of the Transaction – Description of Capital Structure” above, B2Gold expects to issue up to 237,391,135 B2Gold Shares in connection with the Transaction (subject to adjustment to up to a maximum of 238,307,824 B2Gold Shares, if required as a result of the exercise of Papillon Options prior to the implementation of the Transaction). Upon completion of the Transaction, B2Gold is expected to have up to 916,107,501 B2Gold Shares issued and outstanding, B2Gold Options to acquire 42,809,154 B2Gold Shares, and B2Gold RSUs redeemable for 2,564,561 B2Gold Shares.

To the knowledge of the directors and executive officers of B2Gold, following completion of the Transaction, there will be no person or company that will beneficially own, or control or direct, directly or indirectly, voting securities of B2Gold carrying 10% or more of the voting rights attached to any class of voting securities of B2Gold.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of B2Gold as at March 31, 2014 and as at March 31, 2014 after giving effect to the Merger. The table should be read in conjunction with B2Gold’s consolidated financial statements for the interim period ended March 31, 2014 (including the notes thereto).

		As at March 31, 2014
		after giving effect to
	March 31, 2014	the Transaction
	(Unaudited)	(Unaudited)

Common shares (authorized: unlimited)	676,024,871	914,332,695
Preferred shares (authorized: unlimited)	Nil	Nil
Restricted share units	2,787,496	2,787,496
Options	40,053,123	40,053,123
Total Capitalization(1)	718,865,490	957,173,314
Cash and cash equivalents (‘000’s)	$183,537	$214,082
Long-term Debt (‘000’s)	$339,344	$339,344

Note:

(1)	The total capitalization in the table above represents the fully diluted share capital of B2Gold at March 31, 2014.

Auditors

The auditors of B2Gold following the completion of the Transaction will continue to be PricewaterhouseCoopers LLP, having an address at 250 Howe Street, Vancouver, British Columbia, V6C 3S7.

Transfer Agent and Registrar

The transfer agent and registrar for B2Gold following the completion of the Transaction will continue to be Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia, and Toronto, Ontario.

EQUITY COMPENSATION PLAN

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of December 31, 2013:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(3) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(4) (c)
Equity Compensation Plans Approved By Shareholders	38,424,206	2.83	9,387,686
Equity Compensation Plans Not Approved By Shareholders(1)(2)	N/A	N/A	N/A
Total	38,424,206	2.83	9,387,686

Notes:

(1)

In connection with the acquisition of all of the securities of Auryx Gold Corp. by B2Gold by way of plan of arrangement, B2Gold granted 3,176,501 options to purchase B2Gold Shares with a weighted average exercise price of $2.49 to former holders of Auryx Gold Corp. stock options. These options have not been included in the amounts set out in the table above. As of the date of this Information Circular, a total of 2,474,563 options granted to such persons remain outstanding with a weighted average exercise price of $2.50.

(2)

In connection with the acquisition of all of the securities of Volta Resources Inc. by B2Gold by way of plan of arrangement, B2Gold granted 2,079,000 options to purchase B2Gold Shares with a weighted average exercise price of $6.88 to former holders of Volta Resources stock options. These options have not been included in the amounts set out in the table above. As of the date of this Information Circular, a total of 1,943,250 options granted to such persons remain outstanding at a weighted average exercise price of $7.30.

(3)	Represents B2Gold Shares issuable under the B2Gold Option Plan and the B2Gold RSU plan.
(4)

Represents common shares remaining available for future issuance under the B2Gold Option Plan and the B2Gold RSU plan. Pursuant to the B2Gold Option Plan, B2Gold is authorized to issue up to 7.5% of the number of issued and outstanding B2Gold Shares on a non-diluted basis at any time. The number of common shares available for future issuance under the B2Gold Option Plan as at December 31, 2013 was 7,136,096 and includes common shares that have not previously been reserved for an option grant and common shares underlying unexercised options that have expired or were terminated. B2Gold is also authorized to issue up to 10,000,000 B2Gold RSUs under the B2Gold RSU plan, with each B2Gold RSU entitling the holder thereof to receive a payment in one fully-paid common share. The number of B2Gold RSUs available for future issuance under the B2Gold RSU plan as at December 31, 2013 was 2,251,590.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the informed persons of B2Gold, or any proposed nominee for election as a director of B2Gold, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of B2Gold’s last completed financial year, or in any proposed transaction which in either case, has or will materially affect B2Gold, except as disclosed herein.

Applicable securities legislation defines, “informed person” to mean any of the following: (a) a director or executive officer of a reporting issuer; (b) a director or officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of B2Gold at any time since the beginning of B2Gold’s most recently completed financial year, no proposed nominee for election as a director of B2Gold and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted at the B2Gold Meeting, except for any interest arising from the ownership of shares of B2Gold where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares of B2Gold.

ANY OTHER MATTERS

Management of B2Gold knows of no matters to come before the B2Gold Meeting other than those referred to in the Notice of B2Gold Meeting accompanying this Information Circular. However, if any other matters properly come before the B2Gold Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding B2Gold and its business activities is available under B2Gold’s profile on SEDAR at www.sedar.com. B2Gold’s financial information is provided in B2Gold’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. B2Gold Shareholders may request copies of B2Gold’s audited financial statements and related management discussion and analysis by contacting Shaun Johnson, Associate, Investor Relations, Suite 3100, 595 Burrard Street, Vancouver, British Columbia V7X 1J1 (Tel: 604-681-8371).

SCHEDULE A

PAPILLON MERGER RESOLUTION

“RESOLVED THAT:

1.

The issuance of such number of common shares (the “B2Gold Shares”) of B2Gold Corp. (“B2Gold”) as may be required to be issued in connection with the acquisition of all of the existing ordinary shares of Papillon Mining Limited (“Papillon”) pursuant to a scheme of arrangement under Part 5.1 of the Australian Corporations Act 2001 between Papillon and its shareholders (the “Merger”), including such number of B2Gold Shares as are issuable to Papillon optionholders as consideration for the cancellation of their Papillon Options (as such term is defined in the management information circular of B2Gold dated August 11, 2014), up to a maximum of 237,391,135 B2Gold Shares (subject to adjustment to up to a maximum of 238,307,824 B2Gold Shares, if required as a result of the exercise of Papillon Options prior to the implementation of the Merger), is hereby authorized and approved.

2.

Any one director or officer of B2Gold is hereby authorized and directed to execute or cause to be executed, whether under corporate seal of B2Gold or otherwise, and to deliver or cause to be delivered, all such documents, agreements or instruments and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution and delivery of any such documents, agreements or instruments or the doing of any such act or thing.

3.	The board of directors of B2Gold is authorized to abandon all or any part of these resolutions at any time prior to giving effect thereto.”

A-1

SCHEDULE B

SCHEME OF ARRANGEMENT

Scheme of Arrangement made under section 411 of the Corporations Act 2001 (Cth)

Parties	Papillon Resources Limited ACN 119 655 891 of Level 11, BGC Centre, The Esplanade, Perth WA 6000 (Papillon)

The holders of fully paid ordinary shares in the capital of Papillon as at the Record Date

1.	DEFINED TERMS & INTERPRETATION

1.1	Defined terms

In this Scheme, except where the context otherwise requires:

ASX means ASX Limited (ABN 98 008 624 691) or the Australian Securities Exchange, as appropriate.

B2Gold means B2Gold Corp., a company incorporated and existing under the laws of British Columbia, Canada, having its principal office at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, Canada.

B2Gold Nominee means a wholly owned subsidiary of B2Gold nominated by B2Gold under clause 4.7 of the Implementation Agreement.

B2Gold Share means one fully paid common share issued in the capital of B2Gold.

B2Gold Register means the share register of B2Gold kept pursuant to applicable law in Canada.

Business Day means Monday to Friday inclusive except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day and any other day that the ASX declares is not a business day or on which the TSX is not open for trading.

Conditions Precedent means the conditions precedent set out in clause 3.1 of the Implementation Agreement.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Federal Court of Australia.

Deed Poll means the deed poll between Papillon and B2Gold in the form of Schedule 4 of the Implementation Agreement.

Effective means, when used in relation to a Scheme, the order of the Court made under section 411(4)(b) in relation to the Scheme taking effect pursuant to section 411(10) of the Corporations Act.

Effective Date means the date on which the Scheme becomes Effective.

Electing Small Scheme Participant means a Small Scheme Participant who has elected in writing to have all of his or her Scheme Consideration issued to the Sale Agent and sold on his or her behalf in accordance with paragraph 6.

First Court Date means the first day on which an application made to the Court for an order under section 411(4)(a) of the Corporations Act convening the Scheme Meeting is heard.

Implementation Agreement means the Merger Implementation Agreement dated on or about June 3, 2014 between B2Gold and Papillon, as amended or varied from time to time.

Implementation Date means the fifth Business Day after the Record Date, or such other date agreed to in writing by the parties.

Ineligible Shareholder means a Papillon Shareholder whose address shown in the Register is in a jurisdiction in which B2Gold determines, acting reasonably, does not permit the issue of the B2Gold Shares to that Papillon Shareholder either unconditionally or after compliance with terms that B2Gold reasonably regards as acceptable and practical.

NYSE MKT means the NYSE MKT LLC.

Papillon Options means an option to be issued a Papillon Share.

Papillon Share means a fully paid ordinary share issued in the capital of Papillon.

Papillon Shareholder means each person who is registered in the Register as the holder of Papillon Shares.

Performance Right means a Performance Right issued by Papillon.

Record Date means 5.00pm on the third Business Day following the Effective Date, or such other date (after the Effective Date) as Papillon and B2Gold may agree in writing.

Register means the share register of Papillon kept pursuant to the Corporations Act.

Sale Agent means the person or persons appointed by B2Gold to sell B2Gold Shares attributable to Ineligible Shareholders and Electing Small Scheme Participants.

Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act proposed between Papillon and the Papillon Shareholders as set out in this document together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by B2Gold and Papillon.

Scheme Consideration has the meaning given in the Implementation Agreement.

Scheme Meeting means the meeting of Papillon Shareholders convened by the Court in relation to the Scheme pursuant to section 411(1) of the Corporations Act and includes any adjournment of that meeting.

Scheme Participant means each person who is a Papillon Shareholder as at 5:00pm on the Record Date (other than B2Gold).

Second Court Date means the first day on which an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned or appealed application is heard.

Small Scheme Participants means a Scheme Participant whose address on the Register is in Australia or New Zealand and whose entitlement to the Scheme Consideration would be 132,200 B2Gold Shares or less.

Sunset Date means November 30, 2014, or such later date as agreed to in writing between B2Gold and Papillon.

Takes effect or taking effect means on and from the first time when an office copy of the Court order approving the Scheme pursuant to section 411(6) of the Corporations Act is lodged with ASIC pursuant to section 411(10) of the Corporations Act.

TSX means the Toronto Stock Exchange.

1.2	Interpretation

In this Scheme:

	(a)	the singular includes the plural and vice versa, and a gender includes other genders;

	(b)	another grammatical form of a defined word or expression has a corresponding meaning;

	(c)	a reference to a clause, paragraph, or schedule is to a clause or paragraph of, or schedule to, this agreement, and a reference to this agreement includes any schedule;

	(d)	a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

	(e)	a reference to A$, dollar or $ is to Australian currency;

	(f)	a reference to C$ is to the lawful currency of Canada;

	(g)	a reference to time is to Perth, Western Australia time, unless otherwise noted;

	(h)	a reference to a party is to a party to this agreement, and a reference to a party to a document includes the party's executors, administrators, successors and permitted assigns and substitutes;

	(i)	a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

	(j)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

	(k)	a word or expression defined in the Corporations Act and not otherwise defined in this agreement has the meaning given to it in the Corporations Act;

	(l)	the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(m)

any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

	(n)	a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this agreement or any part of it; and

	(o)	if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

2.	THE SCHEME

	(a)	Subject to:

		(i)	approval of the Scheme by the holders of the Papillon Shares at a meeting of those holders convened by the Court pursuant to section 411(1) of the Corporations Act;

		(ii)	approval of the Scheme by the Court pursuant to section 411(4)(b) of the Corporations Act;

		(iii)	lodgement with ASIC of an office copy of the order of the Court approving the Scheme pursuant to section 411(10) of the Corporations Act;

(iv)

all of the Conditions Precedent being satisfied or waived (other than those Conditions Precedent that cannot be waived) in accordance with the Implementation Agreement by the times set out in the Implementation Agreement;

		(v)	the Implementation Agreement not having been terminated by Papillon or B2Gold;

		(vi)	the Deed Poll not having been terminated in accordance with its terms; and

		(vii)	the B2Gold Shares to be issued as Scheme Consideration and Cancellation Consideration being conditionally approved for listing on the TSX and approved for listing on the NYSE MKT,

the Papillon Shares, and all rights and entitlements attaching to the Papillon Shares, will be transferred to B2Gold (or the B2Gold Nominee) with effect from the Implementation Date and without the need for any further act by the holders of the Papillon Shares (other than any acts performed by Papillon or its directors or officers as attorney or agent for the Papillon Shareholders).

(b)

Papillon will provide to the Court on the Second Court Date a certificate signed by B2Gold and Papillon (or such other evidence as the Court requests) stating whether or not the conditions referred to in paragraph 2(a) (other than sub-paragraphs (ii) and (iii)) have been satisfied or waived as at 8.00am on the Second Court Date.

(c)	Subject to paragraph 2(d), this Scheme takes effect for all purposes on the Effective Date.

(d)	This Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the Sunset Date in accordance with the Implementation Agreement.

(e)

In consideration of the transfer of the Papillon Shares to B2Gold (or the B2Gold Nominee) (as detailed in paragraph 2(h)), and subject to the other terms and conditions of this Scheme, on the Implementation Date:

(i)

a holder of Papillon Shares (who is not an Ineligible Shareholder or Electing Small Scheme Participant) will be issued the Scheme Consideration in respect of the Papillon Shares held by the holder as at the Record Date; and

(ii)	the Sale Agent will be issued the Scheme Consideration in respect of the Papillon Shares held by all Ineligible Shareholders and Electing Small Scheme Participants as at the Record Date.

(f)

Notwithstanding any rule of law or equity to the contrary, holders of Papillon Shares will be entitled to exercise all voting and other rights attached to the Papillon Shares pending their transfer pursuant to paragraph 2(h), subject to the restrictions on dealing in Papillon Shares set out in paragraph 3.

(g)

A holder of Papillon Shares (other than an Ineligible Shareholder or Electing Small Scheme Participant) will be deemed to have agreed to become a member of B2Gold and to have accepted the B2Gold Shares issued to that holder under this Scheme subject to, and to be bound by, B2Gold's constitution.

(h)	On the Implementation Date (but with effect from the Record Date) Papillon must:

(i)

procure the delivery of a transfer in respect of all the Papillon Shares to ASX Settlement Corporation by a broker nominated in writing by B2Gold to effect a valid transfer of all the Papillon Shares to B2Gold (or the B2Gold Nominee) pursuant to section 1074D of the Corporations Act or, if such a procedure is not available for any reason, deliver to B2Gold a duly completed and executed instrument or instruments of transfer transferring all of the Papillon Shares to B2Gold (or the B2Gold Nominee); and

	(ii)	subject to B2Gold (or the B2Gold Nominee) having executed that instrument of transfer, enter the name of B2Gold (or the B2Gold Nominee) in the Register as the holder of the Papillon Shares.

3.	DEALINGS IN PAPILLON SHARES

(a)

Every Papillon Shareholder entered on the Register as the holder of a Papillon Share on the Record Date is entitled to participate in this Scheme. For this purpose, dealings in Papillon Shares will only be recognised if:

		(i)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as holder of the relevant Papillon Shares on or before the Record Date; and

(ii)

in all other cases, registrable transmission applications or transfers in registrable form in respect of those dealings are received on or before the Record Date at the place where the Register is kept.

	(b)	Papillon must register any transmission application or transfer received in accordance with paragraph 3(a) by the Record Date.

	(c)	If the Scheme becomes Effective:

		(i)	no dealing in Papillon Shares, whenever effected, will be given effect to if it is received after the Record Date;

		(ii)	any purported dealing in Papillon Shares after the Record Date will be void and of no effect; and

(iii)

with the exception of Papillon Shares to be issued in respect of vested Performance Rights or Papillon Options that have been exercised, in accordance with clause 5.1(u) of the Implementation Agreement, no shares or options to subscribe for shares will be allotted or issued by Papillon after the Effective Date.

4.	NOTICE TO HOLDERS OF PAPILLON SHARES

	(a)	If the Court makes an order approving the Scheme, Papillon will send to each holder of Papillon Shares notice of that fact on the Implementation Date.

	(b)	The notice given under paragraph 4(a) will:

(i)

(except in the case of an Ineligible Shareholder or Electing Small Scheme Participant) be accompanied by documents of title in respect of the Scheme Consideration (being holding statements) to which the holder of Papillon Shares is entitled pursuant to paragraph 2(e); and

(ii) be sent in the manner provided in, and to the address determined in accordance with, paragraph 8(c).

	(c)	In the case of joint holders of Papillon Shares, holdings statements for the B2Gold Shares will be sent to the joint holder whose name appears first in the Register as at the Record Date.

(d)

If the Court refuses to make an order approving the Scheme, then Papillon will send to each holder of Papillon Shares notice of that fact not later than 5 Business Days after the date of such refusal. The notice will be sent in the manner provided in, and to the address determined in accordance with, paragraph 8(c).

5.	ISSUE OF B2GOLD SHARES

(a)

Not later than 1 Business Day after the Record Date, Papillon will give to B2Gold a notice specifying the persons to whom B2Gold Shares are to be issued pursuant to paragraph 2(e) and the numbers of B2Gold Shares to which they are entitled respectively. Where the calculation of the number of B2Gold Shares to be issued to a particular Papillon Shareholder would result in the issue of a fraction of a B2Gold Share, the fractional entitlement will be rounded down to the nearest whole number of B2Gold Shares.

	(b)	B2Gold must, on the Implementation Date issue the B2Gold Shares in accordance with that notice and register the holder of those B2Gold Shares in the B2Gold Register.

	(c)	The issue and despatch of a holding statement for those B2Gold Shares in accordance with paragraph 4(b)(ii) will discharge in full B2Gold's obligations under paragraph 5(b).

6.	INELIGIBLE SHAREHOLDERS AND ELECTING SMALL SCHEME PARTICIPANTS

(a)

Any Small Scheme Participant may elect, by providing notice in writing to Papillon on or before the Implementation Date, to be treated as an Electing Small Scheme Participant for the purpose of this paragraph 6.

	(b)	The B2Gold Shares that would, but for this paragraph, have been issued to an Ineligible Shareholder or Electing Small Scheme Participant must be issued by B2Gold to the Sale Agent.

(c)	B2Gold must procure that the Sale Agent:

	(i)	as soon as reasonably practicable sells, outside of the United States, those B2Gold Shares for the benefit of the Ineligible Shareholders and Electing Small Scheme Participants;

(ii)

accounts to the Ineligible Shareholders and Electing Small Scheme Participants for the net proceeds of sale (on an averaged basis so that all Ineligible Shareholders and Electing Small Scheme Participants receive the same price per B2Gold Share, subject to rounding to the nearest whole C$ cent), and any income referable to those B2Gold Shares, after deduction of any applicable brokerage, taxes and charges, at the Ineligible Shareholders’ and Electing Small Scheme Participants' risk in full satisfaction of the Ineligible Shareholders’ and Electing Small Scheme Participants' rights under this Scheme; and

	(iii)	remits the net proceeds of sale to the Ineligible Shareholders and Electing Small Scheme Participants in A$ in the manner provided in, and to the address determined in accordance with, paragraph 8(c).

(d)

Each Ineligible Shareholder and Electing Small Scheme Participant appoints B2Gold as its agent to receive on its behalf any financial services guide or other notices (including any updates) that the Sale Agent is required to provide.

7.	WHEN SCHEME BECOMES BINDING

(a)

This Scheme will become binding on Papillon, B2Gold and each holder of Papillon Shares only if the Court makes an order under section 411(4)(b) of the Corporations Act approving the Scheme and that order becomes effective in accordance with section 411(10). Papillon must lodge an office copy of that order with ASIC not later than 5:00pm on the Business Day after the order has been made.

(b)

If this Scheme becomes binding as provided by paragraph 7(a), the rights of any holder at the Record Date of a Papillon Share are the same as the rights that the Scheme Participant who held that Papillon Share immediately prior to the Effective Date would have had if he had remained the holder of the Papillon Share until the Record Date.

(c)

Where this Scheme becomes binding as provided by paragraph 7(a), a holder of Papillon Shares (and any person claiming through that holder) may only assign, transfer or otherwise deal with those Papillon Shares on the basis that the rights so assigned, transferred or dealt with are limited in the manner described in paragraph 7(a).

8.	GENERAL

(a)

Papillon may by its counsel or solicitors consent to any modification of or addition to this Scheme or to any condition, which the Court may think fit to approve or impose and to which B2Gold has consented.

(b)

The accidental omission to give notice of the Scheme Meeting to any holder of Papillon Shares or the non-receipt of such a notice by any holder of Papillon Shares will not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings at the Scheme Meeting.

(c) For the purpose of paragraph 4, the expression "send" or "sent" means:

(i)	for the purpose of paragraph 4, sending by ordinary pre-paid post to a holder at the Record Date of a Scheme Share at the address of that holder appearing in the Register at the Record Date;

(ii)	for the purpose of paragraph 2(e)(ii), sending by ordinary pre-paid post to the Sale Agent at its address; or

(iii)	delivery to the relevant address by any other means at no cost to the recipient.

(d)

Each holder of Papillon Shares will be deemed (without the need for any further act) to have irrevocably appointed Papillon and each of its officers, jointly and severally as the holder's attorney for the purpose of executing any document necessary to give effect to this Scheme, including executing a share transfer form or master share transfer form for the Papillon Shares.

(e)

The Papillon Shareholders agree to the transfer of their Papillon Shares to B2Gold (or the B2Gold Nominee) in accordance with the terms of this Scheme and consent to Papillon doing all things necessary for or incidental to the implementation of this Scheme.

(f)	Papillon must execute all deeds and other documents and do all acts and things as may be necessary or expedient on its part to implement this Scheme in accordance with its terms.

(g)	Neither Papillon nor any of its officers will be liable for anything done or for anything omitted to be done in performance of this Scheme in good faith.

(h)	To the extent of any inconsistency, this Scheme overrides Papillon's constitution and binds Papillon, B2Gold and the holders of Papillon Shares.

(i)	The proper law of this Scheme is the law of Western Australia.

SCHEDULE C

CANACCORD GENUITY FAIRNESS OPINION

C-1

CANACCORD GENUITY CORP.

2100-609 Granville Street
P.O. Box 10337
Vancouver, BC
Canada V7Y 1H2

T: 604.331.1444
F: 604.331.1446
TF: 800.663.1899
www.canaccordgenuity.com

June 2, 2014

The Board of Directors
B2Gold Corp.
Suite 3100, 595 Burrard St.
PO Box 49143
Vancouver, BC V7X 1J1

To the Members of the Board of Directors:

Canaccord Genuity Corp. (“Canaccord Genuity”, “we” or “us”) understands that B2Gold Corp. (“B2Gold” or the “Company”) will enter into a definitive Merger Implementation Agreement (the “Merger Implementation Agreement”) with Papillon Resources Limited (“Papillon”) dated June 3, 2014, pursuant to which B2Gold will acquire (the “Acquisition”) all of the outstanding ordinary shares in the capital of Papillon (the “Papillon Shares”), for 0.661 of a B2Gold common share (the “B2Gold Shares”) per one Papillon Share (the “Consideration”). The Acquisition contemplated by the Merger Implementation Agreement will be effected by way of a Scheme of Arrangement under the Corporations Act 2001 (Australia) (the “Scheme”), which is subject to, among other things, the approval of the shareholders of B2Gold (the “B2Gold Shareholders”) and the shareholders of Papillon. The terms and conditions of, and other matters relating to the Scheme, will be described in the Merger Implementation Agreement and in the management information circular of B2Gold (the “Management Information Circular”) which will be mailed to the B2Gold Shareholders in connection with the meeting of B2Gold Shareholders held to approve the issuance of the B2Gold Shares pursuant to the Acquisition (the “Meeting”). We understand that each director and officer of Papillion intends to vote all their Papillon Shares over which he or she has control to approve the Scheme. We understand that each director and officer of B2Gold intends to vote all their B2Gold Shares over which he or she has control to approve the issuance of B2Gold Shares pursuant to the Acquisition.

The Company has retained Canaccord Genuity to act as a financial advisor to B2Gold to provide advice and assistance in evaluating the Scheme, including, if requested, the preparation and delivery of Canaccord Genuity’s written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration under the Scheme to the B2Gold Shareholders. The board of directors of the Company (the “Board”) has asked Canaccord Genuity to prepare and deliver the Opinion.

Engagement

Canaccord Genuity was formally engaged by the Company through an agreement between the Company and Canaccord Genuity (the “Engagement Agreement”) dated May 18, 2014. The Engagement Agreement provides the terms upon which Canaccord Genuity has agreed to act as a financial advisor to the Company in connection with the Acquisition during the term of the Engagement Agreement (the “Engagement”). The terms of the Engagement Agreement provide that Canaccord Genuity is to be paid a fee for delivering this Opinion, no portion of which is conditional upon this Opinion being favourable or that is contingent upon completion of the Acquisition. Additionally, Canaccord Genuity is to be paid a fee for services delivered under the Engagement Agreement which is contingent upon successful completion of the Acquisition. In addition, Canaccord Genuity is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Canaccord Genuity consents to the inclusion of the Opinion in its entirety and a summary thereof in the Management Information Circular which will be mailed to the B2Gold Shareholders in connection with the Acquisition, and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada, in the United States and with the Toronto Stock Exchange.

Credentials of Canaccord Genuity Corp.

Canaccord Genuity is a Canadian investment banking firm, with operations including corporate finance, mergers and acquisitions, corporate restructuring, financial advisory services, institutional and retail equity sales and trading and investment research. The Opinion expressed herein represents the opinion of Canaccord Genuity as a firm. The form and content herein have been approved for release by a committee of officers and directors of Canaccord Genuity, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Independence of Canaccord Genuity Corp.

Neither Canaccord Genuity, nor any of its affiliates, is an affiliate, insider or associate (as those terms are defined in the Securities Act (British Columbia)) of the Company or Papillon, or any of their respective associates or affiliates. Except as disclosed herein, prior to the Engagement, Canaccord Genuity had not been engaged to provide any financial advisory services nor had it participated in any financings involving the Company or Papillon, or any of their respective associates or affiliates, within the past two years. On September 18, 2012, Canaccord Genuity was engaged by B2Gold to act as financial advisor to B2Gold in connection with B2Gold’s acquisition of all of the outstanding ordinary shares of CGA Mining Limited (the “CGA Scheme”), including the preparation and delivery by Canaccord Genuity of a fairness opinion as to the fairness, from a financial point of view of the consideration offered by B2Gold under the CGA Scheme. There are no understandings, agreements or commitments between Canaccord Genuity and the Company or Papillon, or any of their respective associates or affiliates with respect to any future business dealings. However, Canaccord Genuity may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, Papillon, or any of their respective associates or affiliates.

Canaccord Genuity acts as a trader and dealer, both as principal and agent, in major financial markets and, in such capacity, may have had, or may in the future have, positions in the securities of the Company or Papillon, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Canaccord Genuity conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Papillon or the Acquisition.

Scope of Review

Canaccord Genuity has not been asked to, nor does Canaccord Genuity offer any opinion as to the terms of the Acquisition (other than in respect of the fairness from a financial point of view, of the Consideration) or the form of agreements or documents related to the Acquisition.

In connection with rendering the Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	draft copy of the Merger Implementation Agreement as at June 2, 2014;

2.	a draft copy of the B2Gold disclosure letter as at June 2, 2014 to be delivered to Papillon by B2Gold concurrently with the execution of the Merger Implementation Agreement;

3.	a draft copy of the Papillon disclosure letter as at June 2, 2014 to be delivered to B2Gold by Papillon concurrently with execution of the Merger Implementation Agreement;

4.

financial models, forecasts and related confidential information prepared and provided to us by management of B2Gold concerning the business, operations, assets, liabilities and prospects of B2Gold and Papillon;

5.	audited annual financial statements and related management’s discussion and analysis of B2Gold for each of the years ended December 31, 2012 and 2013;

6.	audited annual financial reports of Papillon for each of the years ended June 30, 2012 and 2013;

7.	annual information form of B2Gold dated March 30, 2014 for the year ended December 31, 2013;

8.	interim consolidated financial statements of B2Gold and related management’s discussion and analysis for the three month period ended March 31, 2014;

9.	interim quarterly report and mining exploration entity quarterly report of Papillon for the period ended March 31, 2014;

10.	interim financial reports of Papillon for the half year ended December 31, 2013;

11.	draft management information circular for B2Gold and to be dated June 13, 2014;

12.	notice of general meeting for Papillon dated March 10, 2014 and notice of annual general meeting for Papillon dated October 16, 2013;

13.

technical report prepared by William N. Pearson (Ph. D.) (P. Geo.) and Graham Speirs (P. Eng.) titled “Technical Report on the Orosi Mine, Nicaragua: 2008 Exploration Program and Mineral Resource Estimate, San Juan Zone” dated March 14, 2009 and as amended July 14, 2009;

14.

technical report prepared by William N. Pearson (Ph. D.) (P. Geo.) and Graham Speirs (P. Eng.) titled “Technical Report on Mineral Resources and Mineral Reserves, Limon Mine and Mestiza-La India Areas, Nicaragua” dated March 14, 2009;

15.	technical report prepared by Brian M. Scott (P. Geo) titled “NI 43-101 Technical Report – Jabali Project Mineral Resource Estimate” dated May 12, 2011;

16.

technical report prepared by Andrew McDonald (C. Eng) (MIMMM) (FSAIMM) et al titled “Otjikoto Gold Project, North-Central Namibia, NI 43-101 Technical Report, Preliminary Economic Assessment” dated October 25, 2011;

17.	technical report prepared by Donald E. Hulse (P. E.) titled “NI 43-101 Technical Report on Resources – Gramalote Project, Providencia, Colombia” dated June 8, 2012;

18.

technical report prepared by Mark B. Turner (B. Eng.) (Mining) (Hons) MAusIMM CP (Man) et al titled, “NI 43-101 Technical Report – Masbate Gold Project, Republic of the Philippines, October 2011” dated June 20, 2012;

19.	technical report prepared by Bill Lytle, (M.Sc.), (B.Sc.) et al titled “Otjikoto Gold Project, NI 43-101 Technical Report Feasibility Study” dated February 25, 2013;

20.	technical report prepared by Gustavson Associates titled “NI 43-101 Preliminary Economic Assessment, Gramalote Project, Northwest Columbia” dated March 31, 2014;

21.	Fekola pre-feasibility study press release titled “Papillon Delivers Outstanding Pre- Feasibility Study for Fekola Gold Project” dated June 26, 2013;

22.	certain recent press releases and other documents filed by B2Gold on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com;

23.	certain recent press releases and other documents filed by Papillon on its website www.papillonresources.com and at www.asx.com.au;

24.

discussions with senior management and the Board of Directors of B2Gold concerning B2Gold’s financial condition, technical data, its future business prospects, the Acquisition including the Company’s due diligence regarding the Acquisition and potential alternatives to the Acquisition;

25.	discussions with B2Gold’s legal counsel;

26.	public information relating to the business, operations, financial performance and stock trading history of B2Gold, Papillon and selected public companies considered by us to be relevant;

27.	public information with respect to other transactions of a comparable nature considered by Canaccord Genuity to be relevant;

28.	public information regarding the precious metals industry;

29.	analyst research commentary on B2Gold, Papillon and other selected companies considered by Canaccord Genuity to be relevant;

30.	certain other technical and draft financial information of Papillon made available to Canaccord Genuity;

31.

a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which this Opinion is based, addressed to us and dated the date hereof, provided by senior officers of B2Gold (the “Representation Letter”); and

32.	certain other corporate, industry and financial market information, investigations and analyses as Canaccord Genuity considered necessary or appropriate in the circumstances.

Canaccord Genuity has not, to the best of its knowledge, been denied access by the Company or any of its affiliates to any information under its or their control requested by Canaccord Genuity. Canaccord Genuity did not meet with the auditors of B2Gold or Papillon and has assumed the accuracy and fair presentation of, and relied upon, the audited consolidated financial statements of B2Gold and Papillon and the reports of the auditors thereon.

Prior Valuations

The Company has represented to Canaccord Genuity that, other than as set out in the Representation Letter, there have not been any prior valuations (as defined in Multilateral Instrument 61-101) of the Company or its material assets or liabilities or its securities within the two years preceding the date hereof.

Assumptions and Limitations

Canaccord Genuity has not prepared a formal valuation or appraisal of the Company or any of its securities, assets or liabilities and has not been provided with any such valuation or appraisal. This Opinion should not be construed as providing a formal valuation or appraisal of the Company or any of its securities, assets or liabilities. Canaccord Genuity has, however, conducted such analyses as it considered necessary in the circumstances. In addition, this Opinion is not, and should not be construed as, advice as to the price at which the B2Gold Shares may trade at any future date. Canaccord Genuity was similarly not engaged to review any legal, tax or accounting aspects of the Scheme or otherwise in connection with the Acquisition.

With the Company’s approval and as provided for under the Engagement Agreement, Canaccord Genuity has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations with respect to the Company and Papillon obtained by it from public sources or otherwise provided to us by or on behalf of the Company and its agents and advisors, directly or indirectly, orally or in writing, or otherwise obtained pursuant to the Engagement Agreement (collectively, the “Information”) and has assumed that the Information did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading. The Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. With respect to financial models, forecasts, projections and estimates provided to Canaccord Genuity and used in the analysis supporting the Opinion, we note that projecting future results of any company, including the Company and Papillon, is inherently subject to uncertainty. We have assumed, with the approval of the Company, that such financial models, forecasts, projections and estimates have been prepared on bases reflecting the best currently available estimates and reasonable judgment of management of the Company, as the case may be, as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts, projections, estimates or assumptions on which they are based.

Senior officers of the Company have represented to Canaccord Genuity in their capacity as senior officers in the Representation Letter delivered to Canaccord Genuity as of the date hereof, among other things, that except where updated or revised in a subsequently filed public disclosure document filed on SEDAR by the Company or in other information subsequently provided by the Company or any of its affiliates (as defined in the Securities Act (British Columbia)) to Canaccord Genuity: (i) the Information relating to the Company and its affiliates as provided by the Company, or on behalf of the Company by its affiliates or any of its or their agents or representatives, to Canaccord Genuity, in writing for the purpose of the Engagement Agreement or obtained by Canaccord Genuity under the Company’s profile on SEDAR was, at the date the Information was provided to, or obtained by, Canaccord Genuity, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was provided; and (ii) since the dates on which the Information was provided to Canaccord Genuity, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business or operations of the Company or any of its affiliates, and no material change has occurred in the Information or any part thereof which could have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, Canaccord Genuity has made several assumptions, including among other things, that all the conditions required to complete the Acquisition described in the draft Merger Implementation Agreement reviewed by Canaccord Genuity will be satisfied or waived, that all necessary consents, permissions, approvals, exemptions or orders required from third parties or governmental authorities will be obtained without adverse condition or qualification, that the Acquisition will proceed as scheduled and without material additional costs to the Company or liabilities of the Company to third parties, that the procedures being followed to implement the Acquisition are valid and effective and that the disclosure to be provided in the Management Information Circular with respect to B2Gold and its subsidiary and affiliates and the Acquistion will be accurate in all material respects and comply with applicable securities laws.

This Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its affiliates as they were reflected in the Information. In its analyses and in preparing this Opinion, Canaccord Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Canaccord Genuity.

This Opinion has been provided for the use of and is to be relied upon by the Board and may not be used by any other person or relied upon by any other person and, except as contemplated herein, may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Canaccord Genuity. This Opinion is given as of the date hereof and Canaccord Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion that may come or be brought to Canaccord Genuity’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Opinion after the date hereof, Canaccord Genuity reserves the right to change, modify or withdraw this Opinion with effect after the date hereof, but does not assume any obligation to update, revise or reaffirm this Opinion and Canaccord Genuity expressly disclaims any such obligation.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of this Opinion.

Canaccord Genuity believes that its analyses must be considered as a whole, and that selecting portions of the analyses or the factors considered by it without considering all factors and analyses together, could create a misleading view of the process underlying this Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. This Opinion does not constitute a recommendation to the Board or any B2Gold Shareholder as to whether B2Gold Shareholders should vote in favour of the issuance of the B2Gold Shares in connection with the Acquisition.

Conclusion

Based upon and subject to the foregoing and such other matters as we consider relevant, Canaccord Genuity is of the opinion that, as of the date hereof, the Consideration offered under the Scheme is fair, from a financial point of view, to the B2Gold Shareholders.

Yours very truly,

Canaccord Genuity Corp.

SCHEDULE D

RAYMOND JAMES FAIRNESS OPINION

D-1

June 10, 2014

The Board of Directors
B2Gold Corp.
Suite 3100, 595 Burrard Street
PO Box 49143
Vancouver, British Columbia
V7X 1J1

To the Board of Directors:

Raymond James Ltd. (“RJL”) understands that B2Gold Corp. (“B2Gold” or the “Company”) and Papillon Resources Ltd. (“Papillon”) have entered into a merger implementation agreement (“Merger Agreement”) dated June 3, 2014 (the “Transaction”), pursuant to which, among other things, each holder of outstanding ordinary shares (each a “Share”) of Papillon will be entitled to receive 0.661 B2Gold common shares in exchange for each Share held.

Pursuant to the Merger Agreement, it is proposed that B2Gold will acquire all the issued and ordinary shares of Papillon by way of a Scheme of Arrangement under the Australian Corporations Act 2001 (Cth) (the “Scheme”). Upon completion of the Scheme, existing B2Gold shareholders and former Papillon shareholders will own approximately 74% and 26%, respectively, of the outstanding common shares of the combined company. The terms and conditions of the Transaction will be summarized in the Company's management information circular (the "Circular") to be mailed to shareholders of B2Gold (the "Shareholders") in connection with a special meeting of B2Gold Shareholders to be held to consider and, if deemed advisable, approve the Transaction.

RJL has been retained to provide financial advice to the Company, including an opinion (the "Opinion") to the board of directors of the Company (the "Board of Directors") as to the fairness, from a financial point of view, of the consideration to be paid by B2Gold pursuant to the Transaction. On June 2, 2014, prior to the execution of the Merger Agreement, RJL delivered its oral Opinion. As provided for under the Engagement Letter, we are providing a written version, with effect as of June 10, 2014 reflecting our considerations up to June 2, 2014.

RJL’s Engagement

Raymond James Ltd. was formally engaged by the Company pursuant to an engagement letter (the “Engagement Letter”) dated June 2, 2014. Under the terms of the Engagement Letter, Raymond James has agreed to provide the Company and the Board of Directors with various advisory services, including the provision of the Opinion.

Pursuant to the Engagement Letter, for services hereunder, RJL will receive fees from the Company. In addition, RJL is to be reimbursed for all reasonable legal and other out-of-pocket expenses. The fees payable to RJL are payable based on the schedule outlined in the Engagement Letter. Our fee for all services rendered is payable on completion of the Transaction. In addition, RJL and its affiliates and their respective directors, officers, partners, employees, agents and controlling persons are to be indemnified by B2Gold from and against certain potential liabilities arising out of the performance of professional services rendered to B2Gold. RJL may in the future, in the ordinary course of business, seek to perform financial advisory services or corporate finance services for B2Gold and its associates from time to time.

Raymond James Ltd.
40 King Street West, Suite 5300, Toronto ON M5H 3Y2 | 416-777-7000 | 416-777-7114
Member of Canadian Investor Protection Fund

RJL has not been engaged to prepare, and has not prepared, a valuation or appraisal of B2Gold, Papillon, or any of the respective assets, securities or liabilities thereof (whether on a stand-alone basis or as a combined entity), and this opinion should not be construed as such. Furthermore, this opinion is not, and should not be construed as, advice as to the price at which the common shares of B2Gold (before or after the announcement or completion of the Transaction) may trade at any future date. RJL has similarly not been engaged to review any legal, tax or accounting aspects of the Transaction, and, accordingly, expresses no view thereon.

Credentials of RJL

RJL is a Canadian full-service investment dealer with operations located across Canada. RJL is a member of the Toronto Stock Exchange, the TSX Venture Exchange, the Montreal Exchange, the Investment Industry Regulatory Organization of Canada, the Investment Funds Institute of Canada, and the Canadian Investor Protection Fund. RJL and its officers have prepared numerous valuations and fairness opinions and have participated in a significant number of transactions involving private and publicly traded companies. RJL is indirectly, wholly-owned, by Raymond James Financial, Inc. (“Raymond James Financial”). Raymond James Financial is a diversified financial services holding company whose subsidiaries engage primarily in investment and financial planning, including securities and insurance, brokerage, investment banking, asset management, banking and cash management, and trust services.

The opinion expressed herein represents the opinion of RJL and the form and content of this opinion have been reviewed and approved by a committee of officers of RJL. The committee members are professionals experienced in providing valuations and fairness opinions for mergers and acquisitions as well as providing capital markets advice.

Independence of RJL

Neither RJL nor any of its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of B2Gold or Papillon or any of their respective subsidiaries, associates or affiliates. RJL has been retained by B2Gold to provide an opinion to the Company, pursuant to the terms of the Engagement Letter, with respect to the fairness of the consideration to be paid by B2Gold pursuant to the Transaction, from a financial point of view.

RJL may, in the ordinary course of its business, provide financial advisory or investment banking services to B2Gold or any of its affiliates from time to time. In addition, in the ordinary course of its business, RJL acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today or in the future, positions in the securities of B2Gold or its affiliates or associates, and, from time to time, may have executed or may execute transactions on behalf of B2Gold or other clients for which it received or may receive compensation. In addition, as an investment dealer, RJL conducts research on securities, and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to B2Gold and its affiliates or associates.

Scope of Review

In connection with rendering this opinion, RJL has reviewed and relied upon and in some cases carried out, among other things, the following:

a)	The Merger Implementation Agreement [as it relates to financial matters];
b)	Public filings on the System for Electronic Document Analysis and Retrieval for B2Gold and other companies deemed relevant to the Transaction;
c)	Public filings on the Australian Stock Exchange for Papillon and other companies deemed relevant to the Transaction;
d)	Discussions with representatives of the Company, senior management, and legal counsel for B2Gold and Papillon;
e)	Certain internal information prepared and provided by management of B2Gold and Papillon concerning the business, operations, assets, liabilities and personnel of both B2Gold and Papillon;
f)

Other public information relating to the business, operations and financial condition of B2Gold and Papillon and other selected public companies RJL considered relevant, including published research and industry reports;

g)	Such other corporate, industry and financial market information, investigations and analyses as RJL considered necessary or appropriate in the circumstances;
h)	Our analysis of the consideration to be paid to the shareholders of Papillon based on the recent levels at which the common shares of B2Gold have traded;
i)	Certificates of representation as to certain factual matters provided by senior management of B2Gold addressed to RJL.

Except as expressly described herein, RJL has not conducted any independent investigations to verify the accuracy and completeness of such information. RJL has not, to the best of its knowledge, been denied access by B2Gold or Papillon to any information requested. RJL has assumed that all information concerning the Company, Papillon and the Transaction provided to RJL, directly or indirectly, orally or in writing, by the Company and its agents and advisors in connection with the engagement of RJL are accurate and complete in all material respects and not misleading in any material way and do not omit to state any fact or information which might reasonably be considered material to this opinion or the Transaction.

In its assessment, RJL looked at several methodologies, analyses and techniques and used a blended approach to determine its opinion on the Transaction. RJL based this opinion upon a number of quantitative and qualitative factors.

Assumptions and Limitations

With B2Gold’s approval and as provided for in the Engagement Letter, RJL has relied upon and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, materials and representations obtained by RJL from public sources, as well as information which was provided to RJL by any of B2Gold, its subsidiaries, or the respective directors, officers, associates, affiliates, consultants, representatives or advisors (in particular, legal advisors and auditors) thereof (whether verbal or written) (collectively referred to as the “Information”) and this opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgment and except as expressly described herein, RJL has not attempted to verify independently the accuracy or completeness of any such Information . Senior officers of B2Gold have represented to RJL, in the officers’ certificate delivered as at June 2, 2014, among other things, that the Information is complete, true and correct as at the date the Information was provided to RJL and did not, and does not, contain any material misrepresentation, and that, since the date of the Information there has been no material change, financial or otherwise, in the position of B2Gold or Papillon, or in their respective assets, liabilities (contingent or otherwise), business operations or prospects and there has been no change in any material fact or new material fact which is of a nature as to render the Information or any part of the Information untrue or misleading in any material respect or which could reasonably be expected to have a material effect on this opinion.

With respect to any information regarding financial forecasts, projections, models, estimates and/or budgets provided to RJL and used in RJL’s analysis, we note that projecting future results of any company is inherently subject to uncertainty. We have assumed, however, that such forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein, which, in the opinion of management of B2Gold and Papillon, are, or were at the time and continue to be, reasonable, in the circumstances.

The Transaction is subject to a number of conditions outside the control of B2Gold and Papillon and RJL has assumed any and all conditions precedent, contractual or otherwise, to the completion of the Transaction will be satisfied in due course, and all consents, permissions, exemptions or order of relevant regulatory authorities will be obtained, without adverse conditions or qualification, and that the Transaction can proceed (legally and otherwise) as currently planned and scheduled and without material additional cost to B2Gold or Papillon or liability of B2Gold or Papillon to third parties. RJL has further assumed that, other than as publicly disclosed, neither B2Gold nor Papillon will incur any material liability or obligation, or lose any material rights, as a result of the completion of the Transaction and that the procedures being followed to implement the Transaction are valid and effective, and in accordance with applicable laws.

This opinion is rendered as of June 10, 2014, on the basis of securities markets, economic, financial and general business conditions prevailing as at June 2, 2014, and the condition and prospects, financial and otherwise, of B2Gold and Papillon as they were reflected in the Information and as they were represented to RJL in discussions with the management, officers and directors of B2Gold and Papillon. In rendering this opinion, RJL has assumed that there are no undisclosed material facts or material misrepresentations relating to B2Gold or Papillon, or their respective businesses, operations, capital or future prospects. Any changes therein may affect this opinion and, although RJL reserves the right to change or withdraw this opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update this opinion after today. Without limiting the foregoing, in the event that there is any material change in any fact of matter affecting this opinion after the date hereof, RJL reserves the right to change, modify or withdraw this opinion.

This opinion has been provided solely for the use of the Board of Directors for the purpose of considering the Transaction and may not be used by any other person or relied upon by any other person or for any other purpose. This opinion does not constitute a recommendation to the Board of Directors as to whether B2Gold should proceed with the Transaction. Other than in the Circular, this opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without the express written consent of RJL. RJL considered the Transaction from a financial point of view and did not consider any other circumstances or views.

RJL believes that the analyses and factors considered in arriving at this opinion must be considered as a whole and is not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at this opinion, RJL has not attributed any particular weight to any specific analyses or factor, but rather based this opinion on a number of qualitative and quantitative factors deemed appropriate by RJL based on RJL’s experience in rendering such opinions.

In our analyses and in connection with the preparation of this opinion, RJL has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. While, in the opinion of RJL, the assumptions used in preparing this opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

Conclusions and Fairness Opinion

Based upon our analysis and subject to all of the foregoing and such other matters as we have considered relevant, RJL is of the opinion that, as of the date hereof, the consideration to be paid by B2Gold to the shareholders of Papillon pursuant to the Transaction is fair, from a financial point of view, to the shareholders of B2Gold.

Yours truly,

Raymond James Ltd.

SCHEDULE E

PAPILLON FINANCIAL STATEMENTS

E-1

PAPILLON RESOURCES LIMITED

SPECIAL PURPOSE FINANCIAL REPORT

FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2014

ABN 96 119 655 891

CORPORATE DIRECTORY

DIRECTORS:	Ian Middlemas (Non-Executive Chairman)
Mark Connelly (Managing Director and CEO)
Robert Behets (Non -Executive Director)
Alec Pismiris (Non-Executive Director)

COMPANY SECRETARY:	Gregory Swan

REGISTERED AND PRINCIPAL OFFICE:	Level 11, BGC Centre
28 The Esplanade
Perth WA 6000

Tel: +61 8 9225 5400
Fax: +61 8 9321 2761

SHARE REGISTER:	Computershare Investor Services Pty Ltd
Level 2
45 St Georges Terrace
Perth WA 6000

Tel: 1300 557 010
Int: +61 8 9323 2000
Fax: +61 8 9323 2033

STOCK EXCHANGE LISTING:	Australian Securities Exchange
Home Branch – Perth
2 The Esplanade
Perth WA 6000

ASX CODE:	PIR – Fully paid ordinary shares

BANKERS:	Australian and New Zealand Banking Group Limited

SOLICITORS:	Hardy Bowen Lawyers

AUDITOR:	Deloitte Touche Tohmastu

PAPILLON RESOURCES LIMITED AND CONTROLLED ENTITIES CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (Expressed in Australian dollars)

	Three Months Ended March 31, 2014 A$’000	Nine Months Ended March 31, 2014 A$’000

Continuing operations
Interest revenue	381	1,354
Employment expenses	(538)	(1,349)
Administration expenses	(89)	(409)
Corporate expenses	(443)	(1,117)
Occupancy expenses	(89)	(210)
Exploration and evaluation expense	(6)	(24)
Share-based payment expenses	(549)	(1,586)
Depreciation and impairment expenses	(13)	(38)
Loss before income tax	(1,346)	(3,379)
Income tax expense	-	-
Loss for the period	(1,346)	(3,379)

Loss attributable to members of Papillon Resources Limited	(1,346)	(3,379)
Loss attributable to non-controlling interests	-	-

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(2,971)	2,243
Other comprehensive income/(loss) for the period, net of tax	(2,971)	2,243
Total comprehensive loss for the period	(4,317)	(1,136)

Total comprehensive income/(loss) attributable to members of Papillon Resources Limited	(4,066)	(1,330)
Total comprehensive income/(loss) attributable to non- controlling interests	(251)	194

Basic and diluted loss per share (cents per share)	(0.40)	(1 .00)

The above Condensed Consolidated Statement of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes.

2

PAPILLON RESOURCES LIMITED AND CONTROLLED ENTITIES CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Expressed in Australian dollars)

		Three Months Ended	Nine Months Ended
		March 31, 2014	June 30, 2013
	Notes	A$’000	A$’000

ASSETS
Current Assets
Cash and cash equivalents		41,283	53,382
Trade and other receivables		430	1,039
Total Current Assets		41,713	54,421

Non-Current Assets
Exploration and evaluation assets	3	68,938	56,556
Property, plant and equipment		1,574	1,553
Total Non-Current Assets		70,512	58,109

TOTAL ASSETS		112,225	112,530

LIABILITIES
Current Liabilities
Trade and other payables		3,517	6,557
Total Current Liabilities		3,517	6,557

TOTAL LIABILITIES		3,517	6,557

NET ASSETS		108,708	105,973

EQUITY
Issued capital	4	117,750	114,368
Reserves	5	12,312	9,774
Accumulated losses		(22,430)	(19,051)
Equity attributable to members of Papillon Resources Limited		107,632	105,091
Non-controlling interest		1,076	882

TOTAL EQUITY		108,708	105,973

The above Condensed Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

3

PAPILLON RESOURCES LIMITED AND CONTROLLED ENTITIES CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Expressed in Australian dollars)

For the Nine Months Ended March 31, 2014	Ordinary Shares A$’000	Share Based Payments Reserve A$’000	Foreign Currency Translation Reserve A$’000	Accumulated Losses A$’000	Non- Controlling Interest A$’000	Total Equity A$’000

Balance at July 1, 2013	114,368	5,219	4,555	(19,051)	882	105,973
Net profit/(loss) for the period	-	-	-	(3,379)	-	(3,379)
Other comprehensive income:
Exchange differences on translation of foreign operations	-	-	2,049	-	194	2,243
Total comprehensive
income/(loss) for the period	-	-	2,049	(3,379)	194	(1,136)

Transactions with owners recorded directly in equity:
Exercise of unlisted options	3,402	(1,097)	-	-	-	2,305
Recognition of share-based payments	-	1,586	-	-	-	1,586
Share issue costs	(20)	-	-	-	-	(20)
Balance at March 31, 2014	117,750	5,708	6,604	(22,430)	1,076	108,708

The above Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

4

PAPILLON RESOURCES LIMITED AND CONTROLLED ENTITIES CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Expressed in Australian dollars)

	Three Months Ended	Nine Months Ended
	March 31, 2014	March 31, 2014
	A$’000	A$’000

Cash flows from operating activities
Payments to suppliers and employees	(764)	(2,561)
Interest received	992	1,735
Net cash inflow/(outflow) from operating activities	228	(826)

Cash flows from investing activities
Payments for exploration and evaluation assets	(3,520)	(13,195)
Payments for property, plant and equipment	(68)	(368)
Net cash outflow from investing activities	(3,588)	(13,563)

Cash flows from financing activities
Proceeds from issue of shares	1,040	2,305
Payments for share issue costs	(7)	(20)
Net cash inflow from financing activities	1,033	2,285

Net decrease in cash and cash equivalents held	(2,327)	(12,104)
Net foreign exchange differences	(29)	5
Cash and cash equivalents at the beginning of the
period	43,639	53,382
Cash and cash equivalents at the end of the period	41,283	41,283

The above Condensed Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

5

PAPILLON RESOURCES LIMITED AND CONTROLLED ENTITIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Australian dollars)

1.         SIGNIFICANT ACCOUNTING POLICIES

(a)        Statement of Compliance

This special purpose financial report has been prepared for the three and nine months ended March 31, 2014.

This special purpose financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report of Papillon Resources Limited for the year ended June 30, 2013, the interim financial report for the half-year ended December 31, 2013 and any public announcements made by Papillon Resources Limited and its controlled entities during and since the three month period ended March 31, 2014 in accordance with the continuous disclosure requirements of the Corporations Act 2001.

(b)        Basis of Preparation

The condensed financial statements have been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars (‘A$’) unless otherwise indicated.

The accounting policies and methods of computation adopted in the preparation of the special purpose financial report are consistent with those adopted and disclosed in the company's annual financial report for the year ended June 30, 2013, other than as detailed below.

In the current period, the Consolidated Entity has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for annual reporting periods beginning on or after July 1, 2013. New and revised standards and amendments thereof and interpretations effective for the current period that are relevant to the Group include:

  AASB 13 Fair Value Measurement and AASB 2011- 8 Amendments to Australian Accounting Standards arising from AASB 13; and

  AASB 119 Employee Benefits (2011) and AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (2011).

The adoption of new and revised Standards and Interpretations has not affected the amounts reported for the current periods or prior year. However the application of AASB 13 has resulted in a change to the Group’s disclosure in this special purpose financial report.

2.         SEGMENT INFORMATION

AASB 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Consolidated Entity operates in one segment, being mineral exploration. This is the basis on which internal reports are provided to the Directors for assessing performance and determining the allocation of resources within the Consolidated Entity.

6

PAPILLON RESOURCES LIMITED AND CONTROLLED ENTITIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Australian dollars)

(a)        Reconciliation of Non-current Assets by geographical location

	March 31, 2014	June 30, 2013
	A$’000	A$’000
Australia	120	142
Republic of Mali	70,392	57,967
	70,512	58,109

Non-Current Assets for this purpose consist of property, plant and equipment and exploration and evaluation assets.

3.         EXPLORATION AND EVALUATION ASSETS

	March 31, 2014	June 30, 2013
	A$’000	A$’000
(a) Area of Interest
Mali West (including Fekola)	65,034	53,115
Mali South	3,904	3,441
Carrying amount at the end of the period[1]	68,938	56,556

Nine Months Ended
March 31, 2014
A$’000
(b) Reconciliation
Carrying amount at July 1, 2013	56,556
Additions for the period	9,870
Exchange differences on translation of foreign operations[2]	2,512
Carrying amount March 31, 2014[1]	68,938

Notes:

[1]

The ultimate recoupment of costs carried for exploration and evaluation phases is dependent on the successful development and commercial exploitation or sale of the respective areas. The carrying values above are based upon the Group’s assumption that the exploration licenses will be renewed when required, subject to the Company meeting its agreed budgets and work programs. No impairment indicators have been identified by management and the exploration program continues on each area of interest.

[2]	Exchange differences result from translation from functional currency to presentation currency at reporting date.

4.         CONTRIBUTED EQUITY

	Note	March 31, 2014	June 30, 2013
		A$’000	A$’000
(a) Issued Capital
340,894,210 (June 30, 2013: 337,544,210) fully paid ordinary shares	4 (b)	117,750	114,368
		117,750	114,368

7

PAPILLON RESOURCES LIMITED AND CONTROLLED ENTITIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Australian dollars)

(b)        Movements in Ordinary Shares during the past nine months:

Date	Details	Number of Ordinary Shares	A$’000
1-Jul -13	Opening Balance	337,544,210	114,368
5-Sep-13	Exercise of $0.50 unlisted options	400,000	200
25-Oct-13	Exercise of $0.50 unlisted options	400,000	200
11-Nov-13	Exercise of $0.95 unlisted options	200,000	190
11-Nov-13	Exercise of $0.65 unlisted options	300,000	195
22-Nov-13	Exercise of $0.80 unlisted options	600,000	480
4-Feb-14	Exercise of $0.65 unlisted options	800,000	520
24-Feb-14	Exercise of $0.80 unlisted options	650,000	520
Jul-13 to Mar-14	Transfer from share-based payment reserve	-	1,097
Jul-13 to Mar-14	Share issue costs	-	(20)
31-Mar -14	Closing Balance	340,894,210	117,750

5.         RESERVES

	Note	March 31, 2014	June 30, 2013
		A$’000	A$’000
			333
(a) Reserves
Share-based payments reserve	5 (b)	5,708	5,219
Foreign currency translation reserve		6,604	4,555
		12,312	9,774

(b)        Movements in share-based payments reserve during the past nine months:

Date	Details	Number of Unlisted Options	Number of Performance Rights	A$’000
1-Jul -13	Opening Balance	18,050,000	3,885,000	5,219
5-Sep-13	Exercise of $0.50 incentive options	(400,000)	-	(164)
25-Oct-13	Exercise of $0.50 incentive options	(400,000)	-	(144)
11-Nov-13	Exercise of $0.95 incentive options	(200,000)	-	(34)
11-Nov-13	Exercise of $0.65 incentive options	(300,000)	-	(98)
22-Nov-13	Exercise of $0.80 incentive options	(600,000)	-	(180)
31-Dec-13	Lapse of performance rights	-	(503,000)	-
4-Feb-14	Exercise of $0.65 unlisted options	(800,000)	-	(281)
24-Feb-14	Exercise of $0.80 unlisted options	(650,000)	-	(196)
Jul-13 to Mar-14	Share-based payment expense	-	-	1,586
31-Mar -14	Closing Balance	14,700,000	3,382,000	5,708

8

PAPILLON RESOURCES LIMITED AND CONTROLLED ENTITIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Australian dollars)

6.         CONTINGENT ASSETS AND LIABILITIES

At the date of this report there has been no change to the contingent liabilities disclosed in the most recent annual financial report of the Company except as set out below.

On April 7, 2014, the Company announced that a local Malian company, Etablissements Zoumana Traoré SARL (ZTS), had filed a claim against Papillon before the Commercial Tribunal of Bamako. Papillon’s Medinandi tenement is owned by Songhoi which is a joint venture company between Papillon, who owns 90%, and its local joint venture partner, Mani SARL (Mani), who owns 10%. Mani originally acquired the tenement from ZTS in 2006. On June 26, 2014, the Company announced that the Judge of the Commercial Court of Bamako had dismissed Papillon’s arguments on jurisdiction and accepted ZTS’s claims on the merits (although the Company is still waiting for the handing down of the written judgement). The hearing was supposed to be limited to the question of jurisdiction and Papillon was not given an opportunity to submit arguments on the merits of the case. Notwithstanding, it seems that the Judge decided that ZTS holds 17% of Songhoi’s share capital, 10% of which is already indirectly held by ZTS through Mani. The Company considers the decision to be totally unlawful and intends to appeal the decision to the Court of Appeal in Bamako. Papillon still considers ZTS’s claim to be without merit and is strongly defending its position. The Company remains confident that the rule of law will prevail, even if the Company has to appeal all the way to the Supreme Court in Bamako or the Cour Commune de Justice et d'Arbitrage (CCJA) in Abidjan. In addition, Papillon has initiated International Chamber of Commerce (ICC) arbitral proceedings in Paris in order to secure its rights against ZTS and other respondents, which has now been registered by the ICC Secretariat.

The Company believes that it is not probable that the claim by ZTS will be successful and accordingly, no provision for any liability has been recognised in the special purpose financial report.

7.         DIVIDENDS PAID OR PROVIDED FOR

No dividend has been paid or provided for during the period.

8.         FINANCIAL INSTRUMENTS

(a)        Fair Value Measurement

At March 31, 2014 the Group has no material financial assets and liabilities that are measured at fair value on a recurring basis.

9.          SUBSEQUENT EVENTS AFTER BALANCE DATE

(i)

On 7 April 2014, the Company announced that ZTS had filed a claim against Papillon before the Commercial Tribunal of Bamako. On June 26, 2014, the Company announced that the Judge of the Commercial Court of Bamako had dismissed Papillon’s arguments on jurisdiction and accepted ZTS’s claims on the merits. The Company considers the decision to be totally unlawful and intends to appeal the decision to the Court of Appeal in Bamako. Papillon considers ZTS’s claims to be without merit and is strongly defending its position. The Company remains confident that the rule of law will prevail, even if the Company has to appeal all the way to the Supreme Court in Bamako or the CCJA in Abidjan. In addition, Papillon has initiated ICC arbitral proceedings in Paris in order to secure its rights against ZTS and other respondents, which has now been registered by the ICC Secretariat;

(ii)

On April 10, 2014, the Company issued 500,000 performance share rights to the Managing Director and Chief Executive Officer of the Company, following shareholder approval at a general meeting held on the same day, and 1,050,000 performance share rights to other key employees and key contractors of the Company;

(iii)

On June 3, 2014, the Company entered into a definitive Merger Implementation Agreement with B2Gold Corp. (B2Gold) to combine the two companies at an agreed exchange ratio of 0.661 B2Gold shares for each Papillon share held. The merger will be implemented by way of a Scheme of Arrangement; and

(iv)	On June 12, 2014, Mr Peter Woodman resigned as a Director of the Company.

Other than as disclosed above, there were no significant events occurring after March 31, 2014 requiring disclosure.

9

Deloitte Touche Tohmatsu ABN 74 490 121 060

Woodside Plaza
Level 14
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

Independent Auditor’s Review Report
to the members of Papillon Resources Limited

We have reviewed the accompanying financial report of the consolidated entity, which comprises the condensed statement of financial position as at 31 March 2014, the condensed statement of profit or loss and other comprehensive income, and the condensed statement of cash flows for the 3 and 9 month periods ended 31 March 2014, and the condensed statement of changes in equity for the 9 months ended on that date, selected explanatory notes of the consolidated entity, as set out on pages 2 to 9. The consolidated entity comprises the company (Papillon Resources Limited) and the entities it controlled at the end of the periods or from time to time during the periods.

Directors Responsibility for the special purpose financial report

The Directors of the company are responsible for the preparation of the financial report in accordance with the basis of preparation stated in Note 1 to the financial report, and for such internal control as the Directors determine is necessary for the preparation of the financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2405 Review of Historical Financial Information Other than a Financial Report, in order to state whether, on the basis of the procedures described, anything has come to our attention that causes us to believe that the financial report is not prepared, in all material respects, in accordance with the basis of preparation stated in Note 1 to the financial report. ASRE 2405 requires that we comply with the requirements of the applicable code of professional conduct of a professional accounting body.

A review of financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Liability limited by a scheme approved under Professional Standards Legislation.

Member of Deloitte Touche Tohmatsu Limited

10

Conclusion

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the financial report of Papillon Resources Limited is not prepared, in all material respects in accordance with the basis of preparation stated in Note 1 to the financial report.

DELOITTE TOUCHE TOHMATSU

David Newman
Partner
Chartered Accountants
Perth, 27 June 2014

11

P A P I L L O N   R E S O U R C E S   L I M I T E D

A N N U A L   F I N A N C I A L   R E P O R T

3 0   J U N E   2 0 1 3

ABN  96  119  655  891

CORPORATE DIRECTORY

DIRECTORS:	Ian Middlemas (Non-Executive Chairman)
Mark Connelly (Managing Director and CEO)
Robert Behets (Non -Executive Director)
Alec Pismiris (Non-Executive Director)
Peter Woodman (Non-Executive Director)

COMPANY SECRETARY:	Gregory Swan

REGISTERED AND PRINCIPAL OFFICE:	Level 11, BGC Centre
28 The Esplanade
Perth WA 6000

Tel: +61 8 9225 5400
Fax: +61 8 9321 2761

SHARE REGISTER:	Computershare Investor Services Pty Ltd
Level 2
45 St Georges Terrace
Perth WA 6000

Tel: 1300 557 010
Int: +61 8 9323 2000
Fax: +61 8 9323 2033

STOCK EXCHANGE LISTING:	Australian Securities Exchange
Home Branch – Perth
2 The Esplanade
Perth WA 6000

ASX CODE:	PIR – Fully paid ordinary shares

BANKERS:	Australian and New Zealand Banking Group Limited

SOLICITORS:	Hardy Bowen Lawyers

AUDITOR:	BDO Audit (WA) Pty Ltd

DIRECTORS’ REPORT 30 JUNE 2013

The Directors of Papillon Resources Limited present their report on the Consolidated Entity consisting of Papillon Resources Limited (‘Company’ or ‘Papillon’) and the entities it controlled at the end of, or during, the year ended 30 June 2013 (‘Consolidated Entity’ or ‘Group’).

DIRECTORS

The names and details of the Group's directors in office at any time during the financial year or since the end of the financial year are:

Mr Ian Middlemas	Non-Executive Chairman
Mr Mark Connelly	Managing Director and CEO (appointed 27 November 2012)
Mr Robert Behets	Non-Executive Director
Mr Alec Pismiris	Non-Executive Director
Mr Peter Woodman	Non-Executive Director

Unless otherwise stated, Directors held their office from 1 July 2012 until the date of this report.

Mr Ian Middlemas B.Com, CA
Non-Executive Chairman

Mr Middlemas is a Chartered Accountant, a member of the Financial Services Institute of Australasia and holds a Bachelor of Commerce degree. He worked for a large international Chartered Accounting firm before joining the Normandy Mining Group where he was a senior group executive for approximately 10 years. He has had extensive corporate and management experience, and is currently a director with a number of publicly listed companies in the resources sector.

Mr Middlemas was appointed a Director of the Company on 27 May 2011. During the three year period to the end of the financial year, Mr Middlemas has held directorships in Berkeley Resources Limited (April 2012 – present), Prairie Downs Metals Limited (August 2011 – present), Pacific Ore Limited (April 2010 – present), Wildhorse Energy Limited (January 2010 – present), Equatorial Resources Limited (November 2009 – present), WCP Resources Limited (September 2009 – present), Sovereign Metals Limited (July 2006 – present), Sierra Mining Limited (January 2006 – present), Odyssey Energy Limited (September 2005 – present), Global Petroleum Limited (April 2007 – December 2011), Coalspur Mines Limited (March 2007 – October 2011) and Mantra Resources Limited (September 2005 – June 2011).

Mr Mark Connelly B.Bus
Managing Director and Chief Executive Officer

Mr Connelly was previously Chief Operating Officer of Endeavour Mining Corporation, following its merger with Adamus Resources Limited, where he was Managing Director and CEO. Endeavour Mining operates three gold mines producing approximately 300,000 ounces per annum in Ghana, Mali and Burkina Faso and has a fourth mine under construction in Côte d'Ivoire.

With over 27 years’ experience in the mining industry, Mr Connelly held senior executive positions with Newmont Mining Corporation and Inmet Mining Corporation prior to joining Adamus Resources. He has extensive experience with the development, construction and operation of mining projects for a variety of commodities, including gold, base metals and other resources in West Africa, Australia, North America and Europe.

Mr Connelly was appointed a Director of the Company on 27 November 2012. During the three year period to the end of the financial year, Mr Connelly has held directorships in Manas Resources Limited (January 2013 – present), Ausdrill Limited (July 2012 – present), Endeavour Mining Corporation Limited (December 2011 – December 2012) and Adamus Resources Limited (March 2007 – December 2011).

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	1

DIRECTORS’ REPORT
30 JUNE 2013
(Continued)

CURRENT DIRECTORS AND OFFICERS (Continued)

Mr Robert Behets B.Sc (Hons), FAusIMM, MAIG
Non-Executive Director

Mr Behets is a geologist with over 24 years’ experience in the mineral exploration and mining industry in Australia and internationally. He held various senior management positions during a long career with WMC Resources Limited, including Manager Commercial - St Ives Gold Operations and Group Manager Exploration. Most recently, he was instrumental in the founding, growth and development of Mantra Resources Limited, an African focused uranium company, through to its acquisition by ARMZ for approximately A$1 billion in 2011.

Mr Behets has a strong combination of technical, commercial and managerial skills and extensive experience in exploration, mineral resource and ore reserve estimation, feasibility studies and operations across a range of commodities, including gold, uranium and base metals. He is a Fellow of The Australasian Institute of Mining and Metallurgy, a Member of the Australian Institute of Geoscientists and a current member of the Australasian Joint Ore Reserve Committee (JORC).

Mr Behets was appointed a Director of the Company on 29 May 2012. During the three year period to the end of the financial year, Mr Behets has held directorships in Berkeley Resources Limited (April 2012 – present) and Mantra Resources Limited (November 2005 – June 2011).

Mr Alec Pismiris B.Com, ICSA, MAICD
Non-Executive Director

Mr Pismiris is currently a director of Capital Investment Partners Pty Ltd, a company which provides corporate advisory services. Since 1990 Mr Pismiris has served as a director and company secretary for various ASX listed companies as well as a number of unlisted public and private companies.

Mr Pismiris completed a Bachelor of Commerce degree at the University of Western Australia, is a member of the Australian Institute of Company Directors and an associate of The Institute of Chartered Secretaries and Administrators. Mr Pismiris has over 25 years’ experience in the securities, finance and mining industries.

Mr Pismiris was appointed a Director of the Company on 11 May 2006. During the three year period to the end of the financial year, Mr Pismiris has held directorships in Mount Magnet South NL (August 2013 – present), Cardinal Resources Ltd (November 2010 – present), Prairie Downs Metals Limited (October 2002 – June 2012) and Horseshoe Metals Limited (May 2010 – May 2012).

Mr Peter Woodman B.Sc. (Geology), MAusIMM
Non-Executive Director

Mr Woodman is a geologist with over 20 years’ experience in exploration, development and operations in the resources sector. He is a graduate of the Australian National University and is a corporate member of the Australian Institute of Mining and Metallurgy.

Mr Woodman has worked for a number of mining companies during his extensive career in the resources sector and most recently held the position of Chief Executive Officer of Wedgetail Mining Limited where he oversaw the successful completion of the bankable feasibility study for the Nullagine Gold Project and then managed a $20 Million equity raising and the awarding of the banking mandate for $40 Million senior debt facility with a major Australian institutional bank.

Prior to his role with Wedgetail Mining Ltd, he held positions with Samantha Gold NL, Ranger Minerals NL, Hellman & Schofield Pty Ltd, Centamin Egypt Ltd and Kingsgate Consolidated Ltd. His background is in management, exploration planning and execution, resource development and mining operations both in Australia and overseas.

Mr Woodman was appointed a Director of the Company on 27 May 2011. During the three year period to the end of the financial year, Mr Woodman has held directorships in WCP Resources Limited (August 2010 – present), Sovereign Metals Limited (May 2007 – present) and Equatorial Resources Limited (April 2010 – present).

2

Mr Greg Swan B.Com, CA, ACIS, AFin
Company Secretary

Mr Swan is a Chartered Accountant and Chartered Secretary. He commenced his career with a large international chartered accounting firm and has since worked in the corporate office of a number of listed companies that operate in the resources sector. He has been involved with a number of African-focused exploration and development companies, including Mantra Resources Limited and Equatorial Resources Limited.

Mr Swan was appointed Company Secretary of the Company on 8 June 2012.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the financial year consisted of the exploration and development of resource projects located in Mali. No significant change in the nature of these activities occurred during the year.

OPERATING AND FINANCIAL REVIEW

Operations

The Group has joint venture interests in a portfolio of gold tenements (granted licences and applications) in western and southern Mali. During the financial year, the Group’s primary focus continued to be the advancement of the Fekola Project (‘Fekola’ or ‘Project’) located in south western Mali adjacent to the border with Senegal. The Company’s overarching strategic objective is to become a Western African gold producer in the near-term.

Figure 1: Fekola Project – Location Map

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	3

DIRECTORS’ REPORT
30 JUNE 2013
(Continued)

OPERATING AND FINANCIAL REVIEW (CONTINUED)

Operations (Continued)

Highlights during, and subsequent to, the financial year end include:

(i)	Updated Mineral Resource Estimate of 5.15 million ounces at Fekola

The updated Mineral Resource Estimate (‘MRE’) has been estimated at 68.29 million tonnes averaging 2.35 g/t gold for a contained 5.15 million ounces of gold at a lower cut-off grade of 1.0 g/t gold. Measured and Indicated Resource categories account for 90% of the MRE or 4.64 million ounces and the majority of the MRE is contained within a single, continuous, mineralised system. Mineralisation is open at depth and along strike and potential exists for further resource growth.

(ii)	Completion of Scoping Study for Fekola

A Scoping Study was completed in early October 2012 and yielded positive results with respect to the technical and economic viability of the Project including life of mine (‘LOM’) average annual production of 231,000 ounces gold, LOM average cash operating costs of US$596 per ounce of gold and a capital cost, including all associated project infrastructure, of US$298 million.

(iii)	Completion of Pre-Feasibility Study for Fekola

A Pre-Feasibility Study (‘PFS’) on Fekola was completed in June 2013 which confirmed the Project’s technical viability, robust economics and capacity to operate with significant positive cash margins. Key results included LOM average annual production of 306,000 ounces gold, LOM average cash operating costs of US$580 per ounce of gold and a capital cost, including all associated project infrastructure, of US$292 million (including 15% contingency).

(iv)	Completion of ESIA and award of Environmental Permit for Fekola

In May 2013 the Company was granted an Environmental Permit for its Fekola Project. The granting of the Environmental Permit followed a significant amount of work conducted by the Company, including baseline environmental and social studies and submission of an Environmental and Social Impact Assessment (‘ESIA’).

(v)	Continued aggressive drilling campaign

A total of 534 drill holes for approximately 85,000 metres of diamond drilling, reverse circulation, aircore, and rotary air blast were completed during the year. The majority of the drilling was focused on the Fekola deposit and along the Fekola Corridor.

(vi)	Completion of institutional placement to raise A$52.9 million

In March 2013 the Company completed a placement of 39.5 million ordinary shares of the Company to institutional and sophisticated investors in Australia, Asia, Europe and North America to raise gross proceeds of $52.9 million.

(vii)	Appointment of Managing Director and CEO

Mr Mark Connelly was appointed as Managing Director and CEO in November 2012. Mr Connelly was previously Chief Operating Officer of Endeavour Mining Corporation, following its merger with Adamus Resources Limited, where he was Managing Director and CEO. Endeavour Mining operates three gold mines producing approximately 300,000 ounces per annum in Ghana, Mali and Burkina Faso and has a fourth mine under construction in Côte d'Ivoire.

(viii)	Key Appointment for In-Country Management Team

Mr Guy de Grandpré was appointed as in-county Managing Director – Mali on 31 December 2012. Mr de Grandpré has significant experience operating in West Africa and was formerly with Kinross Mining, where he was instrumental in establishing its West African operations.

(ix)	Acquired additional 10% ownership of Fekola

In September 2012 the Company moved to 90% ownership of Fekola by acquiring an additional 10% of Songhoi Resources SARL from its local partner, Mani SARL. Songhoi wholly owns the core tenement which hosts Papillon’s flagship Fekola Project.

4

Fekola Project

Papillon’s work program, which is concentrated on its tenements in western Mali, is aimed at fast tracking the development and exploration potential of the outstanding Fekola Gold Project.

During the year, the Company achieved significant milestones at Fekola with the release of a maiden MRE in July 2012 (3.14 million ounces gold), an updated MRE in January 2013 (4.21 million ounces gold), and a further updated MRE in September 2013 (5.15 million ounces gold). The Company also completed a positive Scoping Study and PFS on Fekola, and a Definitive Feasibility Study (‘DFS’) for the Project is expected to commence in the December 2013 quarter.

Drilling Program

The 2013 drilling program was concluded in June and consisted of a mix of reverse circulation (‘RC’) and diamond (‘DD’) drilling. During the 2013 season, the Company drilled over 85,000 metres including approximately 27,500 metres of DD (including RC with DD tail) and approximately 57,500 metres of RC, at the Fekola Project.

The key objectives of the drilling program were to expand the MRE at Fekola, down dip and along plunge of the existing mineralisation, test a number of priority targets along and near the Fekola Corridor, facilitate the refinement of the existing geological model and the generation of additional exploration targets regionally surrounding the Fekola Project, and complete geotechnical, hydrogeology and other drilling required as part of the DFS, which is anticipated to commence in the December 2013 quarter.

Better intercepts from the drilling season include:

Hole No.	Down Hole Intercept	From Depth (Down Hole)
FKRD 026	75m @ 4.66 g/t	306m
FKD 136	73m @ 3.11 g/t	284m
FKD 137	22m @ 1.36 g/t 50m @ 1.65 g/t	222m 332m
FKD 142	72m @ 2.65 g/t	219m
FKD 146	105m @ 4.30 g/t (including 21m @ 9.34 g/t)	310m
FKD 147	31m @ 6.99 g/t	416m

Drilling activity at site has been placed on hold following the start of the wet season in Mali in August 2013. Future drilling campaigns aimed at developing additional open pittable resources are planned to commence in the December 2013 quarter.

Updated Mineral Resource Estimate

Subsequent to the end of the financial year, the Company released an updated MRE for the Project which was estimated at 68.29 million tonnes averaging 2.35 g/t gold for a contained 5.15 million ounces of gold at a lower cut-off grade of 1.0 g/t gold.

The MRE comprises 60.01 million tonnes averaging 2.40 g/t gold for a contained 4.64 million ounces of gold classified into the Measured and Indicated (‘M&I’) Resource categories, which represents approximately 90% of the MRE. The Inferred Resource consists of 8.3 million tonnes averaging 1.9 g/t gold for a contained 0.5 million ounces of gold.

The MRE was prepared by independent consultants, MPR Geological Consultants Pty Ltd (MPR), and is reported in accordance with the JORC Code (2004 Edition).

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	5

DIRECTORS’ REPORT
30 JUNE 2013
(Continued)

OPERATING AND FINANCIAL REVIEW (CONTINUED)

Operations (Continued)

Updated Mineral Resource Estimate (Continued)

Fekola Project
Mineral Resource Estimate, September 2013
	Tonnage (million tonnes)	Grade (Au g/t)	Contained Gold (million ounces)
Measured Resource	40.44	2.43	3.16
Indicated Resource	19.57	2.35	1.48
Sub Total Measured & Indicated	60.01	2.40	4.64
Inferred Resource	8.3	1.9	0.5
Total Resource	68.29	2.35	5.15

Notes:	The resource is reported at a lower cut-off grade of 1.0 g/t gold
The resource is estimated on a 100% basis of which 90% is attributable to Papillon Resources Limited
All figures are rounded to reflect appropriate levels of confidence. Apparent differences occur due to rounding

The MRE incorporates the results from the 2013 drilling campaign, and is based on data from approximately 127,000 metres of combined reverse circulation and diamond drilling conducted during 2011, 2012 and 2013. The drilling extends over a strike length of approximately 5.1 kilometres, and to a maximum vertical depth of 480 metres, which represents only a small portion of the strike extent of the highly prospective Fekola Corridor. The mineralisation remains open at depth and along strike to the north and potential exists to increase the resource base with ongoing work.

Completion of Pre-Feasibility Study for Fekola

Following completion of the Scoping Study in October 2012, the Company immediately commenced the PFS for Fekola. During the PFS phase, the Company undertook a more detailed metallurgical test program and further mine scheduling optimisations. In addition, the Company undertook geotechnical, project infrastructure and power studies and value engineering aimed at identifying opportunities to further enhance the Project economics through capital and operating cost reductions.

The PFS, which was managed by Papillon, retained the core team of independent specialists used for the Scoping Study and was completed in June 2013. The positive results of the PFS confirmed the technical viability and robust economics of the Project including:

  Average annual production of 306,000 ounces of gold, during the Life of Mine (‘LOM’);
  Initial mine life of nine years with significant potential for extensions;
  Average plant mill feed grade of 2.73 g/t gold;
  Average operating costs (C1 cash costs) of approximately US$580 per ounce LOM;
  All-in -sustaining cash costs including corporate overheads, sustaining capital, exploration expenditure and royalties of approximately US$725 per ounce LOM;
  Capital cost, including all associated project infrastructure, of US$292 million (including 15% contingency); and
  Strong cash flow generation with potential average annual pre-tax operating cash flows of approximately US$190 million LOM using a flat US$1,300 per ounce gold price.

As per the Scoping Study, the PFS also contemplates the use of conventional open pit mining methods comprising diesel-powered truck and shovel operations, in combination with an effective drill and blast plan, for the mining of both ore and waste.

As part of the PFS, a series of optimisations were completed on the MRE. Materials classified in the Measured and Indicated Resource categories were used in the optimisation process, with the results used to develop the LOM mining schedule. Inputs for the Whittle optimisation process included: flat US$1,300 per ounce gold price; 10% discount rate; 89-93% processing recovery; overall pit wall slope angles of 48.5 degrees; and lower cut-off grade of 1.1 g/t gold.

6

As part of the PFS, the Company selected core samples from four regions of the Fekola open pit relating to the mining schedule and used these as part of the detailed metallurgical test work program. This complements the previous metallurgical test work conducted for the Project. The extensive batch test work confirms that the ore at Fekola exhibits simple metallurgical characteristics amenable to Gravity Recovery by gravity concentration and a conventional CIL process.

Definitive Feasibility Study

Following completion of the PFS, the Company will commence a detailed review prior to the award of the DFS. The intent of the review is to identify opportunities for further reductions in capital and to maximise operating margins through further detailed work streams. The DFS is expected to commence in the December 2013 quarter and is scheduled for completion in 2014.

Mining Permit Application

Following completion of the PFS and ESIA, the Company has filed an application with the relevant Malian authorities for a Mining Permit (Permis d’Exploitation) over the Project area. A granted Mining Permit is valid for up to 30 years and is renewable for a further 30 years if required.

Additional permitting to cover areas such as roads, power, water and aggregate, is currently progressing as part of the Company’s in-country execution plan.

Completion of ESIA and award of Environmental Permit for Fekola

The Company announced the award of the Environmental Permit in May 2013. The granting of the Environmental Permit is a major milestone for the Company and followed a significant amount of work conducted over 18 months, including baseline environmental and social studies and culminating with the submission of an ESIA to the Malian Government as the key supporting document for the Environmental Permit application for the Project.

The ESIA, which was managed by specialist independent consultants Epoch Resources (‘Epoch’) of South Africa and Environment & Social Development Company SARL (‘ESDCO’) of Mali, was undertaken in compliance with the relevant Malian environmental legislative framework. In addition, in line with Papillon’s strong corporate focus on best practice in managing environmental risks, the study was aligned with the requirements of the Equator Principles, the IFC Performance Standards and the Good Practice Guidance for Mining and Biodiversity of the International Council on Mining and Metals.

The ESIA for Fekola is a comprehensive study and includes the data collected from wet and dry season surveys as well as monitoring data at, and around, the Project. The ESIA process also consisted of a number of specialist studies including; detailed geology and geochemistry; soils, land usage and land capability; ecology including detailed onsite flora and fauna surveys; hydrology and geohydrology; archaeology and cultural heritage; socioeconomic; air quality; and noise.

Papillon conducted a number of community workshops and meetings in the local surrounding area to the Project and in the capital of Bamako. These forums were designed to allow the community to have early engagement and input into the Project, prior to the submission of the Environmental Permit application, to allow community feedback to be included in the ESIA. The forums were very well attended and received, with constructive and pragmatic dialogue. The results of these forums were presented to the Government as part of the ESIA, and will form part of Papillon’s ongoing community engagement plan.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	7

DIRECTORS’ REPORT
30 JUNE 2013
(Continued)

OPERATING AND FINANCIAL REVIEW (CONTINUED)

Results of Operations

The net loss of the Consolidated Entity attributable to members of the Company for the year ended 30 June 2013 was $6.4 million (2012: $5.2 million), an increase of $1.2 million compared with the previous year loss. The major items impacting on the net loss for 2013 were:

(i)

Share-based payment expenses which increased from $2.8 million in 2012 to $ 3.7 million in 2013 due incentive securities issued to key management personnel and other key employees and consultants of the Group in the current and prior years. The expense results from the Group’s accounting policy of expensing the fair value (determined using an appropriate pricing model) of incentive securities granted on a straight- line basis over the vesting period of the options and rights;

(ii)

Corporate and administration expenses which increased from $1.0 million in 2012 to $1.7 million in 2013 due to increased costs associated to support the growth and development of Fekola during 2013, and increased corporate focus, including efforts associated with investor relations;

(iii)

Employment expenses which increased from $1.0 million in 2012 to $1.3 million in 2013 due to additional staffing requirements to support the growth and development of Fekola in 2013, including the key appointments of Mr Mark Connelly as Group Managing Director and CEO in November 2012, and Mr Guy de Grandpré as in-country Managing Director – Mali in January 2013; and

(iv)

Exploration and evaluation expenses decreased from $2.1 million in 2012 to $0.1 million in 2013 due to a one-off write-down in the prior financial year of capitalised exploration and evaluation expenditure as a result of the relinquishment of certain non-core exploration tenements.

Financial Position

At 30 June 2013, the Group had cash reserves of $53.4 million (2012: $22.0 million) with no debt. This puts the Group in a very strong financial position and will allow the Group to continue its various planned development and exploration initiatives at Fekola.

At 30 June 2013, the Company had net assets of $106.0 million (2012: $41.2 million), an increase of $64.8 million compared with the previous year. The major items impacting on net assets for 2013 were:

(i)	An increase in exploration and evaluation assets from $21.3 million in 2012 to $56.6 million in 2013 due to:

•

The Group’s accounting policy of capitalising exploration and evaluation expenditures incurred by the Group which totalled $27.4 million for 2013 (2012: $13.6 million). The increase in exploration and evaluation expenditures is directly attributable to the Group’s increased exploration and evaluation activities at Fekola which included the completion of a Scoping Study, a PFS, and an extensive drilling program which led to an upgraded MRE; and

•

A positive foreign exchange difference of $7.9 million (2012: negative $2.3 million) resulting from the translation of the Group’s exploration and evaluation assets from functional currency (CFA francs) to the Group’s presentation currency (Australian dollars). The increase in the foreign exchange difference is attributable to CFA francs (which is fixed to the Euro) appreciating against the Australian dollar during 2013; and

(ii)	An increase in cash and cash equivalents from $22.0 million in 2012 to $53.4 million in 2013 due to:

•

Proceeds from capital raisings completed during the year of $60.7 million after costs, which includes an institutional placement of 39.5 million ordinary shares to raise $52.9 million before costs, the exercise of 50.1 million listed options to raise $10.0 million, and the exercise of 2.5 million Incentive Options to raise $0.5 million;

•

Funds used during the year in relation to investing activities of $26.9 million, which includes cash payments for exploration and evaluation expenditures of $25.6 million as a result of the Group’s increased exploration and evaluation activities at Fekola as discussed above; and

• Funds used during the year in relation to operating activities of $2.4 million relating to employment, administration, corporate, and occupancy costs.

8

Business Strategies and Prospects for Future Financial Years

The objective of the Group is to create long-term shareholder value by becoming a Western African gold producer in the near-term, through the development of its flagship Fekola Project located in south western Mali.

To date, the Group has not commenced production of any minerals, nor has it identified an Ore Reserve in accordance with the JORC Code (2004). To achieve its objective, the Group currently has the following business strategies and prospects:

•	Complete a DFS on the Fekola Project, which is expected to commence in the December 2013 quarter and is scheduled for completion in 2014;

•	Complete further drilling programs to expand the existing MRE at Fekola and upgrade the resource classifications;

•	Complete the permitting process for Fekola, which is already underway, and obtain a Mining Permit for the Project;

•	Commence evaluation of project finance options for the Project;

•	Commence early site works and infrastructure construction at Fekola; and

•	Subject to the results of a positive DFS, obtaining all necessary permits and licences and project financing, advance Fekola through the development and construction phases and into production; and

•	Further explore the Group’s portfolio of gold tenements in western and southern Mali.

All of these activities are inherently risky and the Board is unable to provide certainty of the expected results of these activities, or that any or all of these likely developments will be achieved. The material business risks faced by the Group that could have an effect on the Group’s future prospects, and how the Group manages these risks, include:

•

The Company’s activities will require further capital – The development of the Company’s exploration properties will require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration and any development of the Company’s properties or even a loss of property interest. The Company’s Board is experienced in capital markets and financing resource projects, however there can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company;

•

The Company is subject to sovereign risk of the Republic of Mali – The Company’s operations in the Republic of Mali are exposed to various levels of political, economic, regulatory and other risks and uncertainties. The Republic of Mali is a developing country. There can be no assurances that the ongoing political uncertainty and violence in the Republic of Mali will not directly impact the Company’s operations or its ability to attract new funding for its operations;

•

The Company’s properties are not yet in production – The exploration and development of mineral deposits involves a high degree of risk. Few properties which are explored are ultimately developed into producing mines. To mitigate this risk, the Company has undertaken systematic and staged exploration and testing programs and a number of technical and economic studies with respect to its projects. Further studies will also be completed prior to making a decision to mine, however there can be no guarantee that the properties will be successfully brought into production;

•

The Company may be adversely affected by fluctuations in commodity prices – The price of gold fluctuates widely and is affected by numerous factors beyond the control of the Company. Future production, if any, from the Company’s mineral properties will be dependent upon the price of gold being adequate to make these properties economic. The Company currently does not engage in any hedging or derivative transactions to manage commodity price risk. As the Company’s operations change, this policy will be reviewed periodically going forward; and

•

Global financial conditions may adversely affect the Company’s growth and profitability – Many industries, including the mineral resource industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A slowdown in the financial markets or other economic conditions may adversely affect the Company’s growth and ability to finance its activities.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	9

DIRECTORS’ REPORT
30 JUNE 2013
(Continued)

EARNINGS PER SHARE

	2013	2012
	Cents	Cents

Basic and diluted loss per share	(2.24)	(2.33)

DIVIDENDS

No dividends were paid or declared since the start of the financial year. No recommendation for payment of dividends has been made.

EMPLOYEES

	2013	2012

The number of full time equivalent people employed by the Consolidated Entity at balance date	85	59

ENVIRONMENTAL REGULATION AND PERFORMANCE

The Group's operations are subject to various environmental laws and regulations under the relevant government's legislation. Full compliance with these laws and regulations is regarded as a minimum standard for all operations to achieve.

Instances of environmental non-compliance by an operation are identified either by external compliance audits or inspections by relevant government authorities.

There have been no significant known breaches by the Group during the financial year.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs of the Consolidated Entity during the financial year were as follows:

(i)	On 4 July 2012, the Company announced a maiden MRE of 3.14 million ounces of gold at Fekola estimated at 40.1 million tonnes averaging 2.4 g/t gold at a lower cut-off grade of 1.0 g/t gold;

(ii)	On 12 September 2012, the Company announced that it had moved to 90% ownership of Fekola by acquiring an additional 10% of the ordinary share capital in Songhoi Resources SARL;

(iii)	On 27 November 2012, Mr Mark Connelly was appointed Managing Director and Chief Executive Officer of the Company;

(iv)	On 31 December 2012, Mr Guy de Grandpré was appointed as in-country Managing Director – Mali;

(v)	During the period to 31 December 2012, the Company completed the exercise of 50,078,069 Listed Options to raise A$ 10,015,614.

(vi)	On 24 January 2013, the Company announced an updated MRE of 4.21 million ounces gold at Fekola estimated at 54.97 million tonnes averaging 2.38 g/t gold at a lower cut -off grade of 1.0 g/t gold;

(vii)	On 25 March 2013, the Company completed a placement to raise A$52,930,000 before costs from the issue of 39,500,000 Ordinary Shares primarily to institutional and sophisticated investors; and

(viii)	On 26 June 2013, the Company announced completion of the PFS for Fekola which confirmed the technical viability and robust economics of the Project.

10

ANT EVENTS AFTER THE BALANCE DATE

(i)

On 3 September 2013 the Company announced an updated MRE of 5.15 million ounces gold at Fekola estimated at 68.29 million tonnes averaging 2.35 g/t gold for a contained 5.15 million ounces of gold at a lower cut-off grade of 1.0 g/t gold.

Other than as outlined above, at the date of this report, there are no matters or circumstances, which have arisen since 30 June 2013 that have significantly affected or may significantly affect:

•	the operations, in financial years subsequent to 30 June 2013, of the Consolidated Entity;
•	the results of those operations, in financial years subsequent to 30 June 2013, of the Consolidated Entity; or
•	the state of affairs, in financial years subsequent to 30 June 2013, of the Consolidated Entity.

DIRECTORS' INTERESTS

As at the date of this report, the Directors' interests in the securities of the Company are as follows:

	Interest in securities at the date of this report
	Ordinary Shares [1]	Incentive Options [2]	Performance Rights [3]
Mr Ian Middlemas	5,000,000	5,000,000	-
Mr Mark Connelly	236,000	-	1,340,000
Mr Robert Behets	147,700	1,600,000	528,000
Mr Alec Pismiris	4,000,000	-	-
Mr Peter Woodman	151,150	1,100,000	-

Notes:

[1]	“Ordinary Shares” means fully paid Ordinary Shares in the capital of the Company.
[2]	“Incentive Options” means an option to subscribe for one Ordinary Share in the capital of the Company.
[3]	“Performance Rights” means Performance Rights issued by the Company that convert to one Ordinary Share in the capital of the Company upon vesting of various performance conditions.

SHARE OPTIONS

At the date of this report the following Incentive Options and Performance Rights have been issued over unissued Ordinary Shares of the Company:

•	200,000 Incentive Options exercisable at $0.95 each on or before 18 January 2014;
•	7,500,000 Incentive Options exercisable at $0.70 each on or before 30 June 2014;
•	500,000 Incentive Options exercisable at $1.00 each on or before 30 June 2014;
•	400,000 Incentive Options exercisable at $0.50 each on or before 20 September 2014;
•	800,000 Incentive Options exercisable at $0.65 each on or before 20 September 2014;
•	1,300,000 Incentive Options exercisable at $0.80 each on or before 20 September 2014;
•	700,000 Incentive Options exercisable at $0.50 each on or before 18 October 2014;
•	2,200,000 Incentive Options exercisable at $0.65 each on or before 18 October 2014;
•	1,900,000 Incentive Options exercisable at $0.80 each on or before 18 October 2014;
•	250,000 Incentive Options exercisable at $0.61 each on or before 26 October 2014;
•	500,000 Incentive Options exercisable at $0.65 each on or before 2 November 2014;
•	500,000 Incentive Options exercisable at $0.80 each on or before 2 November 2014;
•	500,000 Incentive Options exercisable at $1.10 each on or before 30 June 2015;
•	500,000 Incentive Options exercisable at $1.20 each on or before 30 June 2015;
•	150,000 Incentive Options exercisable at $1.00 each on or before 30 June 2014;
•	150,000 Incentive Options exercisable at $1.10 each on or before 30 June 2015; and
•	3,885,000 Performance Rights with various vesting conditions and expiry dates between 30 June 2014 and 30 June 2016.

During the year ended 30 June 2013, 52,528,069 Ordinary Shares have been issued as a result of the exercise of 50,078,069 Listed Options and 2,450,000 Incentive Options. Subsequent to year end and up until the date of this report, 400,000 Ordinary Shares have been issued as a result of the exercise of 400,000 Incentive Options.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	11

DIRECTORS’ REPORT
30 JUNE 2013
(Continued)

INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS

The Company has entered into Deeds of Indemnity with the Directors indemnifying them against certain liabilities and costs to the extent permitted by law.

The Group has paid premiums totalling $49,963 (2012: $15,540) in respect of Directors’ and Officers’ Liability Insurance and Company Reimbursement policies, which cover all Directors and officers of the Group against liabilities to the extent permitted by the Corporations Act 2001. The policy conditions preclude the Group from any detailed disclosures.

REMUNERATION REPORT (AUDITED)

This Remuneration Report, which forms part of the Directors’ Report, sets out information about the remuneration of Key Management Personnel (‘KMP’) of the Group.

Details of Key Management Personnel

Details of the KMP of the Group during or since the end of the financial year are set out below:

Directors
Mr Ian Middlemas	Non-Executive Chairman
Mr Mark Connelly	Managing Director and CEO (appointed 27 November 2012)
Mr Robert Behets	Non-Executive Director
Mr Alec Pismiris	Non-Executive Director
Mr Peter Woodman	Non-Executive Director

Other KMP
Mr Guy de Grandpré	Managing Director – Mali (appointed 31 December 2012)
Mr Andrew Boyd	Manager Geoscience (appointed 1 July 2012)
Mr Russell Bradford	Project Manager
Mr Hayden Locke	Corporate Executive
Mr Gregory Swan	Company Secretary

Unless otherwise disclosed, the KMP held their position from 1 July until the date of this report.

Remuneration Policy

The Group’s remuneration policy for its KMP has been developed by the Board taking into account the size of the Group, the size of the management team for the Group, the nature and stage of development of the Group’s current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors. In addition to considering the above general factors, the Board has also placed emphasis on the following specific issues in determining the remuneration policy for KMP:

(a)	the Group is currently focused on undertaking exploration, appraisal and development activities;

(b)	risks associated with developing resource companies whilst exploring and developing projects; and

(c)

other than profit which may be generated from asset sales, the Company does not expect to be undertaking profitable operations until sometime after the commencement of commercial production on any of its projects.

Executive Remuneration

The Group’s remuneration policy is to provide a fixed remuneration component and a performance based component (short term incentive and long term incentive). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is appropriate in aligning executives’ objectives with shareholder and business objectives.

Fixed Remuneration

Fixed remuneration consists of base salaries, as well as employer contributions to superannuation funds and other non-cash benefits. Non-cash benefits may include provision of motor vehicles and health care benefits.

Fixed remuneration is reviewed annually by the Remuneration and Nomination Committee. The process consists of a review of company and individual performance, relevant comparative remuneration externally and internally and, where appropriate, external advice on policies and practices.

12

Performance Based Remuneration – Short Term Incentive

Some executives are entitled to an annual cash bonus upon achieving various key performance indicators (‘KPI’s’), as set by the Board. Having regard to the current size, nature and opportunities of the Company, the Board has determined that these KPI’s will include measures such as successful completion of exploration activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings). The Board currently assesses performance against these criteria annually on the anniversary of the executive’s start date.

During the 2013 financial year, a total bonus sum of $183,806 was paid, or is payable, to some executives on achieving the KPIs set by the Board, which included: completion of 2013 drilling program at Fekola within budgeted timeframes and costs; completion of initial MRE at Fekola; completion of updated MRE at Fekola; completion of positive Scoping Study at Fekola; completion of positive PFS at Fekola; completion of ESIA for Fekola; grant of Environmental Permit for Fekola; completion of institutional placement to raise $52.9 million; key management appointments; and completion of the acquisition of an additional 10% of Fekola.

Performance Based Remuneration – Long Term Incentive

The Group has adopted a long-term incentive plan (‘LTIP’) comprising the “Papillon Performance Rights Plan” (the ‘Plan’) to reward KMP and key employees for long-term performance. Shareholders approved the Plan in May 2011 at a General Meeting of Shareholders.

The Plan provides for the issuance of unlisted performance share rights (‘Performance Rights’) which, upon satisfaction of the relevant performance conditions attached to the Performance Rights, will result in the issue of an Ordinary Share for each Performance Right. Performance Rights are issued for no consideration and no amount is payable upon conversion thereof.

To achieve its corporate objectives the Company needs to attract and retain its key staff, whether employees or contractors. Grants made to eligible participants under the Plan will assist with the Company's employment strategy and will:

(a)

enable the Company to recruit, incentivise and retain KMP and other eligible employees to assist with the completion of feasibility studies for the Fekola Project to achieve the Company’s strategic objectives;

(b)	link the reward of eligible employees with the achievements of strategic goals and the long term performance of the Company;

(c)	align the financial interests of eligible participants of the proposed Plan with those of Shareholders; and

(d)	provide incentives to eligible employees of the Plan to focus on superior performance that creates Shareholder value.

Performance Rights granted under the Plan to eligible participants will be linked to the achievement by the Company of certain performance conditions as determined by the Board from time to time. These performance conditions must be satisfied in order for the Performance Rights to vest. The Performance Rights also vest where there is a change of control of the Company. Upon Performance Rights vesting, Ordinary Shares are automatically issued for no consideration. If a performance condition of a Performance Right is not achieved by the expiry date then the Performance Right will lapse.

During the financial year, Performance Rights were granted to certain KMP and other employees with the following performance conditions

(a)	Tranche 1 – Completion of a positive PFS before 30 June 2013;

(b)	Tranche 2 – Completion of a positive DFS before 30 June 2014;

(c)	Tranche 3 – Completion of an agreed percentage of project construction (to be determined by the Board no later than the completion of the DFS) before 30 June 2015; and

(d)	Tranche 4 – Achievement of first gold pour before 30 June 2016.

In addition, the Group has chosen to provide unlisted incentive options (‘Incentive Options’) to some KMP as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Group. The Board’s policy was to grant Incentive Options to KMP with exercise prices at or above market share price (at the time of agreement). As such, the Incentive Options granted to KMP were generally only of benefit if the KMP performed to the level whereby the value of the Group increased sufficiently to warrant exercising the Incentive Options granted.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	13

DIRECTORS’ REPORT
30 JUNE 2013
(Continued)

REMUNERATION REPORT (AUDITED) (Continued)

Executive Remuneration (Continued)

Performance Based Remuneration – Long Term Incentive (Continued)

Other than service-based vesting conditions (if any), there were no additional performance criteria on the Incentive Options granted to KMP, as given the speculative nature of the Group’s activities at that time and the previously small management team responsible for its running, it was considered the performance of the KMP and the performance and value of the Group were closely related.

The Company prohibits executives entering into arrangements to limit their exposure to Incentive Options and Performance Rights granted as part of their remuneration package.

Non-Executive Director Remuneration

The Board’s policy is for fees to Non-Executive Directors to be no greater than market rates for comparable companies for time, commitment and responsibilities. Given the current size, nature and risks of the Company, Incentive Options and Performance Rights have been used to attract and retain Non-Executive Directors. The Board determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required.

The maximum aggregate amount of fees that can be paid to Non-Executive Directors is subject to approval by shareholders at a General Meeting. Director’s fees paid to Non-Executive Directors accrue on a daily basis. Fees for Non-Executive Directors are not linked to the performance of the Group. However, to align Directors’ interests with shareholder interests, the Directors are encouraged to hold shares in the Company and Non-Executive Directors may in limited circumstances receive Incentive Options and/or Performance Rights in order to secure their initial or ongoing services.

Fees for the Chairman are presently $60,000 per annum (2012: $60,000) and fees for Non-Executive Directors’ are presently set at $36,000 per annum (2012: $36,000). These fees cover main board activities only. Non-Executive Directors may receive additional remuneration for other services provided to the Company, including but not limited to, membership of committees.

The Company prohibits non-executive directors entering into arrangements to limit their exposure to Incentive Options and Performance Rights granted as part of their remuneration package.

Relationship between Remuneration of KMP and Shareholder Wealth

During the Company’s exploration and development phases of its business, the Board anticipates that the Company will retain earnings (if any) and other cash resources for the exploration and development of its resource projects. Accordingly the Company does not currently have a policy with respect to the payment of dividends and returns of capital. Therefore there was no relationship between the Board’s policy for determining, or in relation to, the nature and amount of remuneration of KMP and dividends paid and returns of capital by the Company during the current and previous four financial years.

The Board did not determine, and in relation to, the nature and amount of remuneration of the KMP by reference to changes in the price at which shares in the Company traded between the beginning and end of the current and the previous five financial years. Discretionary annual cash bonuses are based upon achieving various non-financial key performance indicators as detailed under “Performance Based Remuneration – Short Term Incentive” and are not based on share price or earnings. However, as noted above, certain KMP are granted Performance Rights (and in the past have received Incentive Options) which generally will be of greater value to KMP if the value of the Company’s shares increases (subject to vesting conditions being met).

Relationship between Remuneration of KMP and Earnings

As discussed above, the Company is currently undertaking exploration and development activities, and does not expect to be undertaking profitable operations (other than by way of material asset sales, none of which is currently planned) until sometime after the successful commercialisation, production and sales of commodities from one or more of its projects. Accordingly the Board does not consider earnings during the current and previous five financial years when determining, and in relation to, the nature and amount of remuneration of KMP.

14

Emoluments of Directors and Other KMP

Details of the nature and amount of each element of the emoluments of each KMP of Papillon Resources Limited are as follows:

	Short-term benefits		Post-			Percentage
	Salary	Cash	employment	Share-based		performance
	& fees	bonus	benefits	payments	Total	related
2013	$	$	$	$	$	%
Directors
Mr Ian Middlemas	60,000	-	-	-	60,000	-
Mr Mark Connelly [1]	210,897	50,000	9,925	888,900	1,159,722	80.96%
Mr Robert Behets [2]	158,250	-	3,240	109,787	271,277	40.47%
Mr Alec Pismiris	36,000	-	3,240	-	39,240	-
Mr Peter Woodman	36,000	-	3,240	57,038	96,278	59.24%
Other KMP
Mr Guy de Grandpré [3]	200,688	28,806	48,783	291,536	569,813	56.22%
Mr Andrew Boyd [4]	421,591	-	-	467,318	888,909	52.57%
Mr Russell Bradford	280,991	-	-	437,054	718,045	60.87%
Mr Hayden Locke	180,000	105,000	16,470	457,227	758,697	74.10%
Mr Gregory Swan [5]	-	-	-	194,467	194,467	100.00%
Total	1,584,417	183,806	84,898	2,903,327	4,756,448

Notes:

1.	Mr Connelly was appointed on 27 November 2012.
2.

During the year, Mr Behets was paid, or is payable, $36,000 for directors’ fees and $122,250 for additional consulting services during the year, including services provided as Acting Managing Director for the period from 1 July 2012 to 26 November 2012.

3.	Mr de Grandpré was appointed on 31 December 2012.
4.	Mr Boyd was appointed on 1 July 2012.
5.

Mr Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd (‘Apollo’). During the year, Apollo was paid, or is payable, $222,000 for the provision of a fully serviced office and administrative, accounting and company secretarial services to the Group.

	Short-term benefits		Post-			Percentage
	Salary	Cash	employment	Share-based		performance
	& fees	bonus	benefits	payments	Total	related
2012	$	$	$	$	$	%
Directors
Mr Ian Middlemas	60,000	-	5,400	-	65,400	-
Mr Robert Behets [1]	30,296	-	297	716,115	746,708	95.90%
Mr Alan Campbell [2]	252,083	-	57,842	26,135	336,060	7.78%
Mr Alec Pismiris	36,000	-	3,240	-	39,240	-
Mr Peter Woodman	36,000	-	3,240	292,067	331,307	88.16%
Other KMP
Mr Russell Bradford [3]	40,845	-	-	104,116	144,961	71.82%
Mr Hayden Locke [4]	173,772	-	11,981	435,734	621,487	70.11%
Mr Gregory Swan [5]	-	-	-	-	-	-
Mr Richard Dahl	336,184	-	46,381	353,180	735,745	48.00%
Mr Eric Chantelat	246,114	-	37,877	303,979	587,970	51.70%
Mr Dennis Wilkins [6]	94,570	-	-	-	94,570	-
Total	1,305,864	-	166,258	2,231,326	3,703,448

Notes:

1.

Mr Behets was appointed on 29 May 2012. During the year, Mr Behets was paid, or is payable, $3,296 for directors’ fees and $27,000 for additional consulting services, including services provided as Acting Managing Director Acting Managing Director for the period from 29 May 2012 to 30 June 2012.

2.	Mr Campbell resigned effective 29 May 2012.
3.	Mr Bradford was appointed on 28 February 2012.
4.	Mr Locke was appointed on 23 September 2011.
5.

Mr Swan was appointed on 8 June 2012. Mr Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd (‘Apollo’). During the year, Apollo was paid, or is payable, $13,125 for the provision of a fully serviced office and administrative, accounting and company secretarial services to the Group.

6.	Mr Wilkins resigned on 8 June 2012.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	15

DIRECTORS’ REPORT
30 JUNE 2013
(Continued)

REMUNERATION REPORT (AUDITED) (Continued)

Options and Rights Granted to KMP

Details of Incentive Options and Performance Rights granted by the Company to each KMP of the Group during the financial year are as follows:

				Exercise	Grant Date
	Options/	Grant	Expiry	Price	Fair Value[1]	Number	Number
2013	Rights	Date	Date	$	$	Granted	Vested
Directors
Mr Mark Connelly	Rights	15-Feb-13	30-Jun-13	-	1.5640	236,000	236,000
	Rights	15- Feb-13	30-Jun- 14	-	1.5640	394,000	-
	Rights	15-Feb-13	30-Jun-15	-	1.5640	473,000	-
	Rights	15-Feb-13	30-Jun-16	-	1.5640	473,000	-
Mr Robert Behets	Rights	15- Feb-13	30-Jun- 15	-	1.5550	264,000	-
	Rights	15-Feb-13	30-Jun-16	-	1.5550	264,000	-
Other KMP
Mr Guy de Grandpré	Rights	01-Feb-13	30-Jun- 13	-	1.6400	95,000	95,000
	Rights	01-Feb-13	30-Jun-14	-	1.6400	110,000	-
	Rights	01-Feb-13	30-Jun- 15	-	1.6400	135,000	-
	Rights	01-Feb-13	30-Jun-16	-	1.6400	135,000	-
Mr Andrew Boyd	Options	03- Sep- 12	30-Jun- 14	1.00	0.5608	150,000	150,000
	Options	03- Sep- 12	30-Jun- 15	1.10	0.6380	150,000	150,000
	Rights	09- Nov-12	30-Jun- 13	-	1.7750	50,000	50,000
	Rights	09-Nov-12	30-Jun-14	-	1.7750	125,000	-
	Rights	09-Nov-12	30-Jun-15	-	1.7750	150,000	-
	Rights	09- Nov-12	30-Jun- 16	-	1.7750	150,000	-
Mr Russell Bradford	Rights	09-Nov-12	30-Jun-13	-	1.7750	98,000	98,000
	Rights	09- Nov-12	30-Jun- 14	-	1.7750	163,000	-
	Rights	09-Nov-12	30-Jun-15	-	1.7750	195,000	-
	Rights	09-Nov-12	30-Jun-16	-	1.7750	195,000	-
Mr Hayden Locke	Rights	09- Nov-12	30-Jun- 16	-	1.7750	108,000	-
Mr Greg Swan	Rights	09- Nov-12	30-Jun- 13	-	1.7750	44,000	44,000
	Rights	09-Nov-12	30-Jun-14	-	1.7750	73,000	-
	Rights	09- Nov-12	30-Jun- 15	-	1.7750	88,000	-
	Rights	09-Nov-12	30-Jun-16	-	1.7750	88,000	-

Notes:

1	For details on the valuation of the Incentive Options and Performance Rights, including models and assumptions used, please refer to Note 20 to the financial statements.
2	Each Unlisted Option and Performance Right converts into one Ordinary Share of Papillion Resources Limited.

Details of the value of Incentive Options granted, exercised or lapsed for each KMP of the Group during the financial year are as follows:

Value of
		Value of		Options	Remuneration
	Value of Option	Options	Value of	included in	for the year that
	granted during	exercised	Options lapsed	remuneration	consists of
	the Year[1]	during the year	during the year	for the year	Options
2013	$	$	$	$	%
Other KMP
Mr Andrew Boyd	179,820	-	-	179,820	20.23%
Total	179,820	-	-	179,820

Notes:

1	For details on the valuation of options, including models and assumptions used, please refer to Note 20 to the financial statements.

16

Employment Contracts with Directors and KMP

Mr Connelly, Managing Director and CEO, has a contract of employment with the Company dated 27 November 2012 that specifies the duties and obligations to be fulfilled by Managing Director. The contract is a rolling annual period from the commencement date and may be terminated by either party by giving three months’ notice. Mr Connelly receives a fixed remuneration component of A$350,000 per annum and a discretionary annual bonus of up to $100,000 per annum to be paid upon achieving key performance indicators, as agreed with by the Board.

Mr Behets, Non-Executive Director, has a services agreement with the Company dated 29 May 2012, which provides for a consultancy fee at the rate of A$1,500 per day for management and technical services provided by Mr Behets. Either party may terminate the agreement without penalty or payment by giving 2 months’ notice. In addition, Mr Behets also receives directors’ fees of $36,000 per annum.

Mr de Grandpré, in-country Managing Director – Mali, has a contract of employment with the Company that specifies the duties and obligations to be fulfilled by the Managing Director – Mali. The contract may be terminated by either party by giving 3 months’ notice. Mr de Grandpré receives a fixed remuneration component of EUR 210,000 per annum net of taxes and a discretionary annual bonus of up to EUR 40,000 per annum to be paid upon achieving key performance indicators, as agreed with by the Board.

Mr Boyd, Manager Geoscience, has a services contract with the Company dated 1 July 2012. The contract specifies the duties and obligations to be fulfilled by the Manager Geoscience and may be terminated by either party by giving one months’ notice. Mr Boyd receives an amount of A$2,000 per day. The contract includes a ‘minimum commitment’ of 60 days’ work over the initial 6 month period (from the Commencement Date) at a notional rate of 10 days’ work per month.

Mr Bradford, Project Manager, has a services contract with the Company dated 28 February 2012. The contract specifies the duties and obligations to be fulfilled by the Project Manager and may be terminated by either party by giving one months’ notice. Mr Bradford receives an amount of A$2,000 per day.

Mr Locke, Corporate Executive, has a contract of employment with the Company dated 2 August 2011. The contract specifies the duties and obligations to be fulfilled by the Corporate Executive. The contract may be terminated by either party by giving two months’ notice. Mr Locke receives a fixed remuneration component of $180,000 per annum and a discretionary annual bonus of up to $60,000 per annum to be paid upon Mr Locke achieving key performance indicators, as agreed with by the Board.

End of Remuneration Report.

DIRECTORS’ MEETINGS

The number of meetings of Committees of Directors held during the year and the number of meetings attended by each Committee member was as follows:

	Board Meetings		Audit Committee		Remuneration Committee
	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended
Mr Ian Middlemas	2	2	2	2	-	-
Mr Mark Connelly	1	1	-	-	-	-
Mr Robert Behets	2	2	-	-	-	-
Mr Alec Pismiris	2	2	2	2	-	-
Mr Peter Woodman	2	2	2	2	-	-

NON-AUDIT SERVICES

During the year, the Company’s auditor, BDO Audit (WA) Pty Ltd, received, or is due to receive, nil (2012: $16,400) for the provision of non-audit services.

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the Group are important.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	17

DIRECTORS’ REPORT
30 JUNE 2013
(Continued)

AUDITOR'S INDEPENDENCE DECLARATION

The lead auditor's independence declaration for the year ended 30 June 2013 has been received and can be found on page 19 of the Directors' Report.

Signed in accordance with a resolution of the directors.

MARK CONNELLY
Managing Director and CEO

23 September 2013

Competent Persons Statement:

The information in this Report that relates to Exploration Results is based on information compiled by Mr Andrew Boyd of Cairn Geoscience Limited. Mr Boyd is a Member of the Australian Institute of Geoscientists and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (‘The JORC Code’). Mr Boyd consents to the inclusion in this Report of the statements based on his information in the form and context in which it appears.

Information in this Report that relates to Mineral Resources is based on information compiled by Mr Nic Johnson of MPR Geological Consultants. Mr Johnson is a Member of the Australian Institute of Geoscientists and has sufficient experience, which is relevant to the style of mineralisation and type of deposit under consideration, and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (‘The JORC Code’). Mr Johnson consents to the inclusion of such information in this Report in the form and context in which it appears.

Information in this report that relates to the Scoping Study, Metallurgical Test Work Results and Pre-Feasibility Study is based on information compiled by Mr Glenn Bezuidenhout of DRA Mineral Projects. Mr Bezuidenhout is a Fellow of The South African Institute of Mining and Metallurgy (SAIMM), and has sufficient experience, which is relevant to the style of mineralisation and type of deposit under consideration, and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (‘The JORC Code’). Mr Bezuidenhout consents to the inclusion in this report of the statements based on his information in the form and context in which it appears.

Forward Looking Statement:

Statements regarding plans with respect to the Company’s mineral properties are forward-looking statements. There can be no assurance that the Company’s plans for development of its mineral properties will proceed as currently expected. There can also be no assurance that the Company will be able to confirm the presence of additional mineral deposits, that any mineralisation will prove to be economic or that a mine will successfully be developed on any of the Company’s mineral properties.

Please note with regard to exploration targets, the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the determination of a Mineral Resource.

18

AUDITOR’S INDEPENDENCE DECLARATION

Tel: +8 6382 4600	38 Station Street
Fax: +8 6382 4601	Subiaco, WA 6008
www .bdo.com.au	PO Box 700 West Perth WA 6872
Australia

23 September 2013
The Board of Directors
Papillon Resources Limited
Level 11, BGC Centre
28 Esplanade
Perth WA 6000

Dear Sirs,

DECLARATION OF INDEPENDENCE BY PETER TOLL TO THE DIRECTORS OF PAPILLON RESOURCES LIMITED

As lead auditor of Papillon Resources Limited for the year ended 30 June 2013, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

•	the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

•	any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Papillon Resources Limited and the entities it controlled during the period.

PETER TOLL
Director

BDO Audit (WA) Pty Ltd
Perth, Western Australia

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	19

CONSOLIDATED STATEMENT OF PROFIT OR
LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED 30 JUNE 2013

	Notes	2013	2012
		$	$

Continuing operations
Revenue	2 (a)	1,230,839	958,700
Other income	2 (b)	-	522,017
Employment expenses	3 (c)	(1,341,877)	(955,017)
Corporate and administration expenses		(1,675,016)	(959,988)
Occupancy expenses		(195,607)	(128,866)
Exploration and evaluation expenses	3 (a)	(83,281)	(2,054,750)
Share-based payments	3 (c)	(3,737,408)	(2,798,011)
Deferred acquisition expenses	24	(550,000)	-
Depreciation expense		(39,386)	(4,926)
Loss before income tax		(6,391,736)	(5,420,841)
Income tax expense	4	-	-
Loss for the year		(6,391,736)	(5,420,841)

Loss attributable to members of Papillon Resources Limited		(6,385,424)	(5,184,624)
Loss attributable to non-controlling interests		(6,312)	(236,217)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		7,475,345	(1,211,297)
Other comprehensive income/(loss) for the year, net of tax		7,475,345	(1,211,297)
Total comprehensive income/(loss) for the year		1,083,609	(6,632,138)

Total comprehensive income/(loss) attributable to members of Papillon Resources Limited		450,003	(6,034,751)
Total comprehensive income/(loss) attributable to non- controlling interests		633,606	(597,387)

Basic and diluted loss per share from continuing operations (cents per share)	16	(2.24)	(2.33)

The above Consolidated Statement of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes.

20

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2013

	Notes	2013	2012
		$	$
ASSETS
Current Assets
Cash and cash equivalents	6	53,382,472	22,008,861
Trade and other receivables	7	1,039,138	449,837
Total Current Assets		54,421,610	22,458,698

Non-current Assets
Property, plant and equipment	9	1,553,374	941,667
Exploration and evaluation assets	10	56,555,950	21,296,977
Other financial assets	8	-	640,345
Total Non-current Assets		58,109,324	22,878,989

TOTAL ASSETS		112,530,934	45,337,687

LIABILITIES
Current Liabilities
Trade and other payables	11	6,557,492	4,183,651
Total Current Liabilities		6,557,492	4,183,651

TOTAL LIABILITIES		6,557,492	4,183,651

NET ASSETS		105,973,442	41,154,036

EQUITY
Contributed equity	12 (a)	114,368,344	51,109,712
Reserves	13	9,774,423	767,592
Accumulated losses	14	(19,051,067)	(10,988,919)
Equity attributable to members of Papillon Resources Limited		105,091,700	40,888,385
Non-controlling interest	26	881,742	265,651

TOTAL EQUITY		105,973,442	41,154,036

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	21

CONSOLIDATED STATEMENT OF
CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2013

			Foreign
		Share Based	Currency		Non-
	Ordinary	Payments	Translation	Accumulated	Controlling	Total
	Shares	Reserve	Reserve	Losses	Interest	Equity
	$	$	$	$	$	$

Balance at 1 July 2012	51,109,712	3,047,923	(2,280,331)	(10,988,919)	265,651	41,154,036
Net loss for the year	-	-	-	(6,385,424)	(6,312)	(6,391,736)
Other comprehensive income:
Exchange differences on translation of foreign operations	-	-	6,835,427	-	639,918	7,475,345
Total comprehensive loss for the year	-	-	6,835,427	(6,385,424)	633,606	1,083,609

Transactions with owners recorded directly in equity
Issue of ordinary shares	63,470,614	-	-	-	-	63,470,614
Share issue costs	(2,807,406)	-	-	-	-	(2,807,406)
Conversion of Performance Rights	1,255,004	(1,255,004)	-	-	-	-
Exercise of Incentive Options	311,000	(311,000)	-	-	-	-
Acquisition of non-controlling interests (note 26)	1,029,420	-	-	(1,676,724)	(17,515)	(664,819)
Recognition of share-based payments	-	3,737,408	-	-	-	3,737,408
Balance at 30 June 2013	114,368,344	5,219,327	4,555,096	(19,051,067)	881,742	105,973,442

Balance at 1 July 2011	31,718,931	683,145	(1,430,204)	(5,633,242)	1,122,125	26,460,755
Net loss for the year	-	-	-	(5,184,624)	(236,217)	(5,420,841)
Other comprehensive income:
Exchange differences on translation of foreign operations	-	-	(850,127)	-	(361,170)	(1,211,297)
Total comprehensive loss for the year	-	-	(850,127)	(5,184,624)	(597,387)	(6,632,138)

Transactions with owners recorded directly in equity
Share placements	15,960,000	-	-	-	-	15,960,000
Share issue costs	(677,383)	-	-	-	-	(677,383)
Exercise of options	3,674,644	(307,000)	-	-	-	3,367,644
Recognition of share-based payments	-	2,798,011	-	-	-	2,798,011
Acquisition of non-controlling interests	250,000	85,787	-	(199,553)	(386,109)	(249,875)
Adjustment for previously exercised options	183,520	(183,520)	-	-	-	-
Adjustment for previously lapsed options	-	(28,500)	-	28,500	-	-
Adjustment to non-controlling interests	-	-	-	-	127,022	127,022
Balance at 30 June 2012	51,109,712	3,047,923	(2,280,331)	(10,988,919)	265,651	41,154,036

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes

22

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2013

	Notes	2013	2012
		$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees and others		(3,494,172)	(2,070,599)
Interest received		1,069,748	790,948
NET CASH FLOWS USED IN OPERATING ACTIVITIES	15 (a)	(2,424,424)	(1,279,651)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for exploration and evaluation		(25,622,888)	(9,471,283)
Payments for property, plant and equipment		(735,776)	(950,312)
Payments for deferred acquisition cost		(550,000)	-
Payment for acquisitions of non-controlling interests	26	(24,474)	(714,415)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(26,933,138)	(11,136,010)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares		63,470,614	19,327,644
Payments for share issue costs		(2,807,406)	(677,383)
NET CASH FLOWS FROM FINANCING ACTIVITIES		60,663,208	18,650,261

Net increase in cash and cash equivalents		31,305,646	6,234,600
Net foreign exchange differences		67,965	(85,172)
Cash and cash equivalents at beginning of year		22,008,861	15,859,433
CASH AND CASH EQUIVALENTS AT END OF YEAR	6	53,382,472	22,008,861

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	23

NOTES TO AND FORMING PART OF THE
FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013

1.     STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparing the financial report of Papillon Resources Limited (‘Papillon’ or ‘Company’) and its consolidated entities (‘Consolidated Entity’ or ‘Group’) for the year ended 30 June 2013 are stated to assist in a general understanding of the financial report.

Papillon is a Company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange (‘ASX’).

The financial report of the Group for the year ended 30 June 2013 was authorised for issue in accordance with a resolution of the Directors on 20 September 2013.

(a)     Basis of Preparation

The financial report is a general purpose financial report, which has been prepared in accordance with Australian Accounting Standards (AASBs) and other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. The Group is a for-profit entity for the purposes of preparing the consolidated financial statements.

The financial report has been prepared on a historical cost basis. The financial report is presented in Australian dollars.

The consolidated financial statements have been prepared on a going concern basis which assumes the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the ordinary course of business.

As a consequence of the adoption of AASB 2011-9 Amendments to Australian Accounting Standards and its associated amending standards, the Consolidated Entity now presents a Statement of Profit or Loss and other Comprehensive Income.

In addition to the changes in presentation, the Group has updated the classification of expenses to make the Statement of Profit or Loss and other Comprehensive Income more relevant to users of the financial report. This has resulted in the reclassification of some items in the prior year, however, has not impacted the reported loss for the year or earnings per share.

(b)     Statement of Compliance

The financial report complies with Australian Accounting Standards and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the AASB that are relevant to its operations and effective for the current annual reporting period. Details of the impact of the adoption of these new accounting standards are set out in the individual accounting policy notes to follow.

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ended 30 June 2013. These are outlined in the table overleaf:

24

Reference	Title	Summary			Application date of standard	Impact on Group financial report	Application date for Group
AASB 9	Financial Instruments

AASB 9 includes requirements for the classification and measurement of financial assets. It was further amended by AASB 2010-7 to reflect amendments to the accounting for financial liabilities.

These requirements improve and simplify the approach for classification and measurement of financial assets compared with the requirements of AASB 139. The main changes are described below.

					1 January 2013	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2013
(a)

Financial assets that are debt instruments will be classified based on (1) the objective of the entity's business model for managing the financial assets; (2) the characteristics of the contractual cash flows.

(b)

Allows an irrevocable election on initial recognition to present gains and losses on investments in equity instruments that are not held for trading in other comprehensive income. Dividends in respect of these investments that are a return on investment can be recognised in profit or loss and there is no impairment or recycling on disposal of the instrument.

(c)

Financial assets can be designated and measured at fair value through profit or loss at initial recognition if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities, or recognising the gains and losses on them, on different bases.

		(d)	Where the fair value option is used for financial liabilities the change in fair value is to be accounted for as follows:
			a.	The change attributable to changes in credit risk are presented in other comprehensive income (OCI)
			b.	The remaining change is presented in profit or loss
If this approach creates or enlarges an accounting mismatch in the profit or loss, the effect of the changes in credit risk are also presented in profit or loss.
Consequential amendments were also made to other standards as a result of AASB 9, introduced by AASB 2009-11 and superseded by AASB 2010-7 and 2010-10.
AASB 10	Consolidated Financial Statements

AASB 10 establishes a new control model that applies to all entities. It replaces parts of AASB 127 Consolidated and Separate Financial Statements dealing with the accounting for consolidated financial statements and UIG-112 Consolidation – Special Purpose Entities.

					1 January 2013	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2013

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	25

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013
(Continued)

1.     STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)     Statement of Compliance (Continued)

Reference	Title	Summary	Application date of standard	Impact on Group financial report	Application date for Group
AASB 11	Joint Arrangements

AASB 11 replaces AASB 131 Interests in Joint Ventures and UIG-113 Jointly- controlled Entities – Non-monetary Contributions by Ventures. AASB 11 uses the principle of control in AASB 10 to define joint control, and therefore the determination of whether joint control exists may change. In addition it removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, accounting for a joint arrangement is dependent on the nature of the rights and obligations arising from the arrangement. Joint operations that give the venturers a right to the underlying assets and obligations themselves is accounted for by recognising the share of those assets and obligations. Joint ventures that give the venturers a right to the net assets is accounted for using the equity method.

Consequential amendments were also made to other standards via AASB 2011-7 and amendments to AASB 128.

			1 January 2013	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2013
AASB 12	Disclosure of Interests in Other Entities

AASB 12 includes all disclosures relating to an entity's interests in subsidiaries, joint arrangements, associates and structured entities. New disclosures have been introduced about the judgments made by management to determine whether control exists, and to require summarised information about joint arrangements, associates and structured entities and subsidiaries with non-controlling interests.

			1 January 2013	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2013
AASB 13	Fair Value Measurement

AASB 13 establishes a single source of guidance for determining the fair value of assets and liabilities. AASB 13 does not change when an entity is required to use fair value, but rather, provides guidance on how to determine fair value when fair value is required or permitted. Application of this definition may result in different fair values being determined for the relevant assets.

AASB 13 also expands the disclosure requirements for all assets or liabilities carried at fair value. This includes information about the assumptions made and the qualitative impact of those assumptions on the fair value determined. Consequential amendments were also made to other standards via AASB 2011- 8.

			1 January 2013	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2013
AASB 119	Employee Benefits

The main change introduced by this standard is to revise the accounting for defined benefit plans. The amendment removes the options for accounting for the liability, and requires that the liabilities arising from such plans is recognized in full with actuarial gains and losses being recognized in other comprehensive income. It also revised the method of calculating the return on plan assets.

The revised standard changes the definition of short-term employee benefits. The distinction between short-term and other long-term employee benefits is now based on whether the benefits are expected to be settled wholly within 12 months after the reporting date.

Consequential amendments were also made to other standards via AASB 2011- 10.

			1 January 2013	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2013

26

Reference	Title	Summary	Application date of standard	Impact on Group financial report	Application date for Group
Interpretation 20	Stripping Costs in the Production Phase of a Surface Mine

This interpretation applies to stripping costs incurred during the production phase of a surface mine. Production stripping costs are to be capitalised as part of an asset, if an entity can demonstrate that it is probable future economic benefits will be realised, the costs can be reliable measured and the entity can identify the component of an ore body for which access has been improved. This asset is to be called the “stripping activity asset”. The stripping activity asset shall be depreciated or amortised on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. The units of production method shall be applied unless another method is more appropriate. Consequential amendments were also made to other standards via AASB 2011- 12

			1 January 2013	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2013
AASB 2012-2	Amendments to Australian Accounting Standards – Disclosures – Offsetting Financial Assets and Financial Liabilities

AASB 2012-2 principally amends AASB 7 Financial Instruments: Disclosures to require disclosure of the effect or potential effect of netting arrangements. This includes rights of set-off associated with the entity’s recognised financial assets and liabilities on the entity’s financial position, when offsetting the criteria of AASB 132 are not all met.

			1 January 2013	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2013
AASB 2012-5	Amendments to Australian Accounting Standards arising from Annual Improvements 2009- 2011 Cycle

AASB 2012-5 makes amendments resulting from the 2009-2011 Annual Improvements Cycle. The standard addresses a range of improvements, including the following:

• Repeat application of AASB 1 is permitted (AASB 1)
• Clarification of the comparative information requirements when an entity provides a third balance sheet (AASB 101 Presentation of Financial Statements).

			1 January 2013	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2013
AASB 2012-9	Amendment to AASB 1048 arising from the withdrawal of Australian Interpretation 1039	AASB 2012-9 amends AASB 1048 Interpretation of Standards to evidence the withdrawal of Australian Interpretation 1039 Substantive Enactment of Major Tax Bills in Australia.	1 January 2013	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2013
AASB 2011-4	Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements [AASB 124]

This amendment deletes from AASB 124 individual key management personnel disclosure requirements for disclosing entities that are not companies. It also removes the individual KMP disclosure requirements for all disclosing entities in relation to equity holdings, loans and other related party transactions.

			1 January 2013	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2013
AASB 2012-3	Amendments to Australian Accounting Standards – Offsetting Financial Assets and Financial Liabilities

AASB 2012-3 adds application guidance to AASB 132 Financial Instruments: Presentation to address inconsistencies identified in applying some of the offsetting criteria of AASB 132, including clarifying the meaning of “currently has a legally enforceable right of set-off” and that some gross settlement systems may be considered equivalent to net settlement.

			1 January 2014	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2014

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	27

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013
(Continued)

1.     STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)     Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at 30 June 2013 and the results of all subsidiaries for the year then ended.

Subsidiaries are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies, so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Intercompany transactions and balances, income and expenses and profits and losses between Group companies, are eliminated.

Non-controlling interests are allocated their share of net profit after tax in the statement of comprehensive income and are presented within equity in the consolidated statement of financial position, separately from the equity of the owners of the parent.

Total comprehensive income within a subsidiary is attributed to the non-controlling interest even if that results in a deficit balance.

A change in the ownership interest of a subsidiary that does not result in a loss of control, is accounted for as an equity transaction.

(d)     Foreign Currencies

(i)      Functional and presentation currency

The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the Company's functional and presentation currency.

(ii)     Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the statement of comprehensive income.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the statement of comprehensive income.

(iii)    Group companies

The financial results and position of foreign operations whose functional currency is different from the Group's presentation currency are translated as follows:

  assets and liabilities are translated at year-end exchange rates prevailing at that reporting date; and

  income and expenses are translated at average exchange rates for the period.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the statement of financial position. These differences are recognised in the statement of comprehensive income in the period in which the operation is disposed.

28

(e)    Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

(f)    Trade and Other Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due and are interest free.

(g)    Investments and Other Financial Assets

(i)        Classification

Financial assets in the scope of AASB 139 Financial Instruments: Recognition and Measurement are classified as either financial assets at fair value though profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate. When financial assets are recognised initially they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than twelve months after the reporting date which are classified as non-current assets. Loans and receivables are included in receivables in the statement of financial position.

Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within twelve months of the reporting date.

(ii)      Recognition and derecognition

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii)     Subsequent measurement

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest rate method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the statement of comprehensive income in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity in the investments available for sale reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments previously reported in equity are included in the statement of comprehensive income as gains and losses on disposal or impairment of investment securities.

(iv)     Impairment

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss – is transferred from equity to the statement of comprehensive income. Impairment losses recognised in the statement of comprehensive income on equity instruments classified as held for sale are not reversed through the statement of comprehensive income.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	29

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013
(Continued)

1.     STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)     Property, Plant and Equipment

All plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to the statement of comprehensive income during the reporting period in which they are incurred.

Depreciation of plant and equipment is calculated on a straight-line basis to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term. The rates vary between 7% and 20% per annum. Depreciation on all plant and equipment that are used for exploration activities are capitalised as part of exploration and evaluation costs held on the statement of financial position.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the statement of comprehensive income.

(i)     Exploration and Development Expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method and with AASB 6

Exploration for and Evaluation of Mineral Resources.

Exploration and evaluation expenditure encompasses expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

For each area of interest, expenditure incurred is capitalised and recognised as an exploration and evaluation asset. Exploration and evaluation assets are measured at cost at recognition and are recorded as an asset if:

(i)	the rights to tenure of the area of interest are current; and

(ii)	at least one of the following conditions is also met:

• the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and

•

exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Capitalised exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalised exploration costs is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in previous years.

Where a decision is made to proceed with development, accumulated expenditure is tested for impairment and transferred to development properties, and then amortised over the life of the reserves associated with the area of interest once mining operations have commenced.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

30

(j)     Payables

Liabilities are recognised for amounts to be paid in the future for goods and services received. Trade accounts payable are normally settled within 60 days.

(k)     Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(l)     Revenue Recognition

Revenues are recognised at the fair value of the consideration received net of the amount of goods and services tax (GST) payable to the taxation authority.

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

(m)     Income Tax

The income tax expense for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose on goodwill or in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against tax liabilities and the deferred tax liabilities relate to the same taxable entity and the same taxation authority.

(n)     Employee Entitlements

Provision is made for the Group's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within 12 months have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than 12 months have been measured at the present value of the estimated future cash outflows to be made for those benefits.

(o)     Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to members of the Company for the reporting period, after excluding any costs of servicing equity, by the weighted average number of Ordinary Shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential Ordinary Shares and the effect on revenues and expenses of conversion to Ordinary Shares associated with dilutive potential Ordinary Shares, by the weighted average number of Ordinary Shares and dilutive Ordinary Shares adjusted for any bonus issue.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	31

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013
(Continued)

1.     STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)     Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

(q)     Segment Reporting

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start-up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the board of directors.

Operating segments have been identified based on the information provided to the chief operating decision makers – being the executive management team.

Operating segments that meet the quantitative criteria as prescribed by AASB 8 are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.

Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for “all other segments”.

(r)     Business Combinations

Acquisitions of subsidiaries that are regarded as carrying on a business are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments (see below). All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant Standards. Changes in the fair value of contingent consideration classified as equity are not recognised.

Where a business combination is achieved in stages, the Group’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date (i.e. the date the Group attains control) and the resulting gain or loss, if any, is recognised in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under AASB 3(2008) are recognised at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognised and measured in accordance with AASB 112 Income Taxes and AASB 119 Employee Benefits respectively;

•	liabilities or equity instruments related to the replacement by the Group of an acquiree’s share based payment awards are measured in accordance with AASB 2 Share-based Payment; and

•	assets (or disposal groups) that are classified as held for sale in accordance with AASB 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.

The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date – and is subject to a maximum of one year.

32

(s)     Acquisition of Assets

A group of assets may be acquired in a transaction which is not a business combination. In such cases the cost of the group is allocated to the individual identifiable assets (including intangible assets that meet the definition of and recognition criteria for intangible assets in AASB 138) acquired and liabilities assumed on the basis of their relative fair values at the date of purchase.

(t)     Discontinued Operations

A discontinued operation is a component of the entity that has been disposed or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale.

The results of discontinued operations are presented separately on the face of the statement of comprehensive income and the assets and liabilities are presented separately on the face of the statement of financial position.

(u)     Impairment of Assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(v)     Fair Value Estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(w)     Leases

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.

Leases where a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 25). Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	33

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013
(Continued)

1.     STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(x)     Issued and Unissued Capital

Ordinary Shares and Performance Shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(y)     Share-Based Payments

Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. Fair value is determined using an appropriate option pricing model. Further details on how the fair value of equity-settled share based payments has been determined can be found in Note 20.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company's estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the option premium reserve.

Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where Ordinary Shares are issued, the transaction is recorded at fair value based on the quoted price of the Ordinary Shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.

(z)     Use and Revision of Accounting Estimates, Judgements and Assumptions

The preparation of the financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:

  Share- Based Payments (Note 20)

  Exploration and Evaluation Assets (Note 10)

34

2.     REVENUE AND OTHER INCOME

		2013	2012
	Note	$	$

(a) Revenue
Interest income		1,230,839	958,700

(b) Other income
Net foreign exchange gain		-	25,848
Change in fair value of contingent consideration payable		-	492,050
Other		-	4,119
		-	522,017

3.     EXPENSES

		2013	2012
	Note	$	$

(a) Exploration and evaluation expenses
Write-off of capitalised exploration and evaluation expenditure[1]	10	(64,634)	(1,448,649)
Impairment of GST/VAT receivables	7	(18,647)	(606,101)
Exploration and evaluation expense included in profit or loss		(83,281)	(2,054,750)

(b) Depreciation and amortisation
Depreciation of plant and equipment	9	(439,734)	(226,829)
Depreciation capitalised as exploration and evaluation assets		400,348	221,903
Depreciation and amortisation expense included in profit or loss		(39,386)	(4,926)

(c) Employee benefits expense (including KMP)
Wages and salaries		(4,293,980)	(2,477,601)
Cash bonuses		(183,806)	(51,493)
Defined contribution plans		(465,250)	(326,216)
Employment expenses capitalised as exploration and evaluation assets		3,601,159	1,900,293
Employment expenses included in profit or loss		(1,341,877)	(955,017)
Share based payment expenses included in profit or loss	20	(3,737,408)	(2,798,011)
Total employee benefits expense included in profit or loss		(5,079,285)	(3,753,028)

Notes:

1	Relates to the write-off of capitalised exploration and evaluation expenditure as a result of the relinquishment and/or lapse of certain non- core exploration tenements.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	35

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013
(Continued)

4.     INCOME TAX

		2013	2012
	Note	$	$

(a) Recognised in the statement of comprehensive income
Current income tax
Current income tax benefit in respect of the current year		-	-
Deferred income tax
Relating to origination and reversal of temporary differences		(702,871)	(703,163)
Adjustments in respect of deferred income tax of previous years		250,685	(30,384)
Deferred tax assets not brought to account		452,186	733,547
Income tax reported in the statement of comprehensive income		-	-

(b) Reconciliation between tax expense and accounting profit/(loss) before income tax
Accounting loss before income tax		(6,391,736)	(5,420,841)

At the domestic income tax rate of 30% (2012: 30%)		(1,917,521)	(1,626,252)
Expenditure not allowable for income tax purposes		1,383,094	1,273,919
Income not assessable for income tax purposes		-	(147,615)
Capital allowances		(168,444)	(203,215)
Adjustments in respect of current income tax of previous years		250,685	(30,384)
Deferred tax assets not brought to account		452,186	733,547
Income tax expense attributable to profit/(loss)		-	-

(c) Deferred Tax Assets and Liabilities
Deferred income tax at 30 June relates to the following:

Deferred Tax Assets
Capital allowances		642,445	397,628
Accrued expenditure		13,086	12,090
Provisions		245,764	197,432
Revenue tax losses		1,812,206	1,654,164
Deferred tax assets not brought to account		(2,713,501)	(2,261,314)
		-	-

The Group’s losses include losses incurred by subsidiary companies in their respective jurisdiction.

The Group has tax losses that are available indefinitely for offset against future taxable profits of the Group. The recoupment of available tax losses as at the 30 June 2013 is contingent upon the following:

  the Group deriving future assessable income of a nature and of an amount sufficient to enable the benefit from the losses to be realised;
  the conditions for deductibility imposed by tax legislation continuing to be complied with; and
  there being no changes in tax legislation which would adversely affect the Group from realising the benefit from the losses.

36

5.     DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends have been paid or proposed for the year ended 30 June 2013 (2012: Nil).

		2013	2012
	Note
(a) Franking Credit Balance
Franking credits available to shareholders of Papillon Resources Limited for subsequent financial years		-	-

6.     CASH AND CASH EQUIVALENTS

		2013	2012
	Note
Cash on hand		1,320,149	2,483,861
Deposits at call		52,062,323	19,525,000
	15 (b)	53,382,472	22,008,861

7.     TRADE AND OTHER RECEIVABLES

		2013	2012
	Note	$	$
Accrued interest		514,954	353,863
GST/VAT receivable [1]		69,320	55,722
Refundable deposits [2]		443,825	31,640
Other		11,039	8,612
		1,039,138	449,837

Notes:

1	At 30 June 2013, GST/VAT receivables of an initial value of $18,647 (2012: $606,101) were impaired and fully provided for on the basis that they are unlikely to be collectible.
2	Includes a contract deposit made with the Company’s drilling contractor.

8.     OTHER FINANCIAL ASSETS

		2013	2012
	Note	$	$
Prepaid acquisition costs [1]		-	640,345

Notes:

1

At 30 June 2012, the Company had prepaid $640,345 as part consideration for the acquisition of an additional 10% of Songhoi Resources SARL. The acquisition was not completed until after year end on 12 September 2012 .

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	37

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013
(Continued)

9.     PROPERTY, PLANT AND EQUIPMENT

		2013	2012
	Note	$	$

(a) Plant and Equipment
At cost		2,921,922	1,740,041
Accumulated depreciation and impairment		(1,368,548)	(798,374)
Net carrying amount		1,553,374	941,667

(b) Reconciliation
Carry amount at 1 July		941,667	273,677
Additions		830,002	983,162
Depreciation	3 (b)	(439,734)	(226,829)
Foreign exchange translation difference		221,439	(88,343)
Carrying amount at 30 June, net of depreciation and impairment		1,553,374	941,667

10.    EXPLORATION AND EVALUATION ASSETS

		2013	2012
	Note	$	$

(a) Areas of Interest
Mali West		53,114,524	19,100,765
Mali South		3,441,426	2,196,212
Carrying amount at end of year[1]		56,555,950	21,296,977

(b) Reconciliation
Carrying amount at 1 July		21,296,977	11,952,621
Additions		27,395,442	13,116,723
Write-off of capitalised exploration and evaluation expenditure	3 (a)	(64,634)	(1,448,649)
Exchange differences on translation of foreign operations [2]		7,928,165	(2,323,718)
Carrying amount at 30 June, net of impairment [1]		56,555,950	21,296,977

Notes:

1

The ultimate recoupment of costs carried for exploration and evaluation phases is dependent on the successful development and commercial exploitation or sale of the respective areas. The carrying values above are based upon the Group’s assumption that the exploration licenses will be renewed when required, subject to the Company meeting its agreed budgets and work programs. No impairment indicators have been identified by management and the exploration program continues on each area of interest.

2	Exchange differences result from translation from functional currency to presentation currency at reporting date.

38

11.    TRADE AND OTHER PAYABLES

		2013	2012
	Note	$	$

Trade creditors		6,239,222	4,131,644
Other payables		318,270	52,007
		6,557,492	4,183,651

12.    CONTRIBUTED EQUITY

		2013	2012
	Note	$	$
(a) Issued Capital
337,544,210 (2012: 243,640,141) fully paid Ordinary Shares	12 (b)	114,368,344	51,109,712
		114,368,344	51,109,712

(b)    Movements in Ordinary Shares During the Past Two Years Were as Follows:

Date	Details	Number of Ordinary Shares	$

01-Jul-12	Opening balance	243,640,141	51,109,712
06-Jul-12	Conversion of Performance Rights	450,000	-
12- Sep- 12	Shares issued to acquire 10% of Songhoi Resources SARL	860,000	1,029,420
19- Oct-12	Exercise of $0.15 Incentive Options	2,000,000	300,000
Jul-12 to Dec-12	Exercise of $0.20 Listed Options (PIROA)	50,078,069	10,015,614
25- Mar-13	Share placement	39,500,000	52,930,000
27- Mar-13	Exercise of $0.50 Incentive Options	450,000	225,000
28- Jun-13	Conversion of Performance Rights	566,000	-
Jul-12 to Jun- 13	Transfer from share-based payments reserve	-	1,566,004
Jul-12 to Jun- 13	Share issue costs	-	(2,807,406)
30-Jun-13	Closing Balance	337,544,210	114,368,344

01- Jul-11	Opening balance	203,221,972	31,718,931
18- Aug- 11	Exercise of $0.15 Incentive Options	2,000,000	300,000
22- Sept-11	Shares issued to acquire 10% of Mali Goldfields SARL	610,948	250,000
02- Dec-11	Exercise of $0.15 Incentive Options	5,000,000	750,000
09- Feb-12	Share placement	21,000,000	15,960,000
28- Mar-12	Exercise of $0.20 Incentive Options	500,000	100,000
Jul-11 to Jun- 12	Exercise of $0.20 Listed Options (PIROA)	11,307,221	2,217,644
Jul-11 to Jun- 12	Transfer from share-based payments reserve	-	490,520
Jul-11 to Jun- 12	Share issue costs	-	(677,383)
30- Jun-12	Closing Balance	243,640,141	51,109,712

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	39

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013
(Continued)

12.    CONTRIBUTED EQUITY (Continued)

(c)     Rights Attaching to Ordinary Shares

The rights attaching to fully paid Ordinary Shares (‘Ordinary Shares’) arise from a combination of the Company's Constitution, statute and general law.

Ordinary Shares issued following the exercise of Incentive Options in accordance with Note 13(c) and the conversion of Performance Rights in accordance with Note 13(d) will rank equally in all respects with the Company's existing Ordinary Shares.

Copies of the Company's Constitution are available for inspection during business hours at the Company's registered office. The clauses of the Constitution contain the internal rules of the Company and define matters such as the rights, duties and powers of its shareholders and directors, including provisions to the following effect (when read in conjunction with the Corporations Act 2001 or Listing Rules).

(i)        Shares

The issue of shares in the capital of the Company and options and rights over unissued shares by the Company is under the control of the directors, subject to the Corporations Act 2001, ASX Listing Rules and any rights attached to any special class of shares.

(ii)       Meetings of Members

Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by the Corporations Act 2001. The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is 2 shareholders.

The Company holds annual general meetings in accordance with the Corporations Act 2001 and the Listing Rules.

(iii)      Voting

Subject to any rights or restrictions at the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting. Resolutions of members will be decided by a show of hands unless a poll is demanded. On a show of hands each eligible voter present has one vote. However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents.

On a poll each eligible member has one vote for each fully paid share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.

(iv)       Changes to the Constitution

The Company's Constitution can only be amended by a special resolution passed by at least three quarters of the members present and voting at a general meeting of the Company. At least 28 days' written notice specifying the intention to propose the resolution as a special resolution must be given.

(v)        Listing Rules

Provided the Company remains admitted to the Official List, then despite anything in its Constitution, no act may be done that is prohibited by the Listing Rules, and authority is given for acts required to be done by the Listing Rules. The Company's Constitution will be deemed to comply with the Listing Rules as amended from time to time.

40

13.    RESERVES

		2013	2012
	Note	$	$

Share based payments reserve	13 (b)	5,219,327	3,047,923
Foreign currency translation reserve	13 (e)	4,555,096	(2,280,331)
		9,774,423	767,592

(a)	Nature and Purpose of Reserves

(i) Share based payment reserve

The share based payments reserve is used to record the fair value of options and performance rights issued by the Group.

(ii) Foreign Currency Translation Reserve

Exchange differences arising on translation of foreign controlled entities are taken to the foreign currency translation reserve, as described in Note 1(d). The reserve is recognised in profit and loss when the net investment is disposed of.

(b)	Movements in share-based payments reserve during the past two years

2013 Date	Details	Number of Listed Options	Number of Incentive Options	Number of Performance Rights	$

01-Jul-12	Opening Balance	50,102,820	21,950,000	450,000	3,047,923
06-Jul-12	Conversion of Performance Rights	-	-	(450,000)	(315,000)
03-Sep-12	Grant of $1.00 Incentive Options	-	150,000	-	-
03-Sep-12	Grant of $1.10 Incentive Options	-	150,000	-	-
19-Oct-12	Exercise of $0.15 Incentive Options	-	(2,000,000)	-	(149,000)
09-Nov-12	Grant of Performance Rights	-	-	1,753,000	-
Jul-12 to Dec-12	Exercise of $0.20 Listed Options (PIROA)	(50,078,069)	-	-	-
31-Dec-12	Expiry of $0.20 Listed Options (PIROA)	(24,751)	-	-	-
15-Feb-13	Grant of Performance Rights	-	-	2,679,000	-
27-Mar-13	Exercise of $0.50 Incentive Options	-	(450,000)	-	(162,000)
31-May-13	Lapse of $0.80 Incentive Options	-	(1,750,000)	-	-
28-Jun-13	Conversion of Performance Rights	-	-	(566,000)	(940,004)
28-Jun-13	Grant of Performance Rights	-	-	19,000	-
Jul -12 to Jun-13	Share-based payment expense	-	-	-	3,737,408
30- Jun-13	Closing Balance	-	18,050,000	3,885,000	5,219,327

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	41

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013
(Continued)

13.    RESERVES (Continued)

(b)     Movements in share-based payments reserve during the past two years (Continued)

2012 Date	Details	Number of Listed Options	Number of Incentive Options	Number of Performance Rights	$

01-Jul-11	Opening Balance	61,410,041	17,200,000	-	683,145
18-Aug-11	Exercise of $0.15 Incentive Options	-	(2,000,000)	-	(149,000)
22-Sept-11	Grant of $0.61 Incentive Options to acquire 10% of Mali Goldfields SARL	-	250,000	-	85,787
18-Oct-11	Grant of $0.50 Incentive Options	-	1,550,000	-	-
18-Oct-11	Grant of $0.65 Incentive Options	-	3,000,000	-	-
18-Oct-11	Grant of $0.80 Incentive Options	-	4,950,000	-	-
26-Oct-11	Grant of Performance Rights	-	-	350,000	-
2-Nov-11	Grant of $0.65 Incentive Options	-	500,000	-	-
2-Nov-11	Grant of $0.80 Incentive Options	-	500,000	-	-
02-Dec-11	Exercise of $0.15 Incentive Options	-	(5,000,000)	-	(115,000)
28-Mar-12	Grant of Performance Rights	-	-	100,000	-
28-Mar-12	Exercise of $0.20 Incentive Options	-	(500,000)	-	(43,000)
29-May-12	Grant of $1.00 Incentive Options	-	500,000	-	-
29-May-12	Grant of $1.10 Incentive Options	-	500,000	-	-
29-May-12	Grant of $1.20 Incentive Options	-	500,000	-	-
30-Jun-12	Adjustment for previously exercised options	-	-	-	(183,520)
30-Jun-12	Adjustment for previously lapsed options	-	-	-	(28,500)
Jul-11 to Jun-12	Exercise of $0.20 Listed Options (PIROA)	(11,307,221)	-	-	-
Jul-11 to Jun-12	Share based payment expense	-	-	-	2,798,011
30-Jun-12	Closing Balance	50,102,820	21,950,000	450,000	3,047,923

(c)     Terms and Conditions of Incentive Options

The Incentive Options are granted based upon the following terms and conditions:

•	Each Unlisted Option entitles the holder to subscribe for one Ordinary Share upon exercise of each Unlisted Option;

•	The Incentive Options have the following exercise prices and expiry dates:

	•	200,000 Incentive Options exercisable at $0.95 each on or before 18 January 2014;

	•	7,500,000 Incentive Options exercisable at $0.70 each on or before 30 June 2014;

	•	500,000 Incentive Options exercisable at $1.00 each on or before 30 June 2014;

	•	400,000 Incentive Options exercisable at $0.50 each on or before 20 September 2014;

	•	800,000 Incentive Options exercisable at $0.65 each on or before 20 September 2014;

	•	1,300,000 Incentive Options exercisable at $0.80 each on or before 20 September 2014;

	•	700,000 Incentive Options exercisable at $0.50 each on or before 18 October 2014;

	•	2,200,000 Incentive Options exercisable at $0.65 each on or before 18 October 2014;

	•	1,900,000 Incentive Options exercisable at $0.80 each on or before 18 October 2014;

	•	250,000 Incentive Options exercisable at $0.61 each on or before 26 October 2014;

	•	500,000 Incentive Options exercisable at $0.65 each on or before 2 November 2014;

	•	500,000 Incentive Options exercisable at $0.80 each on or before 2 November 2014;

	•	150,000 Incentive Options exercisable at $1.00 each on or before 30 June 2014;

	•	500,000 Incentive Options exercisable at $1.10 each on or before 30 June 2015;

	•	500,000 Incentive Options exercisable at $1.20 each on or before 30 June 2015; and

	•	150,000 Incentive Options exercisable at $1.10 each on or before 30 June 2015.

•	The Incentive Options are exercisable at any time prior to the Expiry Date, subject to vesting conditions being satisfied (if applicable);

•	Ordinary Shares issued on exercise of the Incentive Options rank equally with the then Ordinary Shares of the Company;

42

•	application will be made by the Company to ASX for official quotation of the Ordinary Shares issued upon the exercise of the Incentive Options;

•	if there is any reconstruction of the issued share capital of the Company, the rights of the Option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and

•	no application for quotation of the Incentive Options will be made by the Company.

(d)     Terms and Conditions of Performance Rights

The unlisted performance share rights (‘Performance Rights’) are granted based upon the following terms and conditions:

•	each Performance Right automatically converts into one Ordinary Share upon vesting of the Performance Right;

•	each Performance Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Performance Right to vest;

•	The following Performance Rights granted during the financial year have the following expiry dates:

• 937,000 Performance Rights expiring on 30 June 2014;

• 1,417,000 Performance Rights expiring on 30 June 2015; and

• 1,531,000 Performance Rights expiring on 30 June 2016.

•	the Performance Rights vest upon the following performance conditions:

•

delivery of a positive DFS and value engineering, and the Company making a decision to proceed to development of operation evidenced by the Board resolving to continue to develop the Project on or before 30 June 2014;

•

construction milestone - completion of an agreed % (to be determined by the Board no later than the completion of the DFS Milestone) of the project development phase, as per the project development schedule and budget approved by the Board in accordance with the DFS Milestone on or before 30 June 2015; and

• achievement of first gold pour on or before 30 June 2016.

•	Ordinary Shares issued on conversion of the Performance Rights rank equally with the then Ordinary Shares of the Company;

•	application will be made by the Company to ASX for official quotation of the Ordinary Shares issued upon conversion of the Performance Rights;

•

if there is any reconstruction of the issued share capital of the Company, the rights of the Performance Right holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;

•	no application for quotation of the Performance Rights will be made by the Company; and

•

without approval of the Board, Performance Rights may not be transferred, assigned or novated, except, upon death, a participant's legal personal representative may elect to be registered as the new holder of such Performance Rights and exercise any rights in respect of them.

(e)     Movements in Foreign Currency Translation Reserve During the Past Two Years:

		2013	2012
	Note	$	$

Foreign Currency Translation Reserve
Balance at 1 July		(2,280,331)	(1,430,204)
Exchange differences		6,835,427	(850,127)
Balance at 30 June		4,555,096	(2,280,331)

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	43

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013
(Continued)

14.   ACCUMULATED LOSSES

		2013	2012
	Note	$	$

Balance at 1 July		(10,988,919)	(5,633,242)
Adjustment for expired/lapsed options		-	28,500
Acquisitions of non-controlling interests		(1,676,724)	(199,553)
Net loss for the year		(6,385,424)	(5,184,624)
Balance at 30 June		(19,051,067)	(10,988,919)

15.   STATEMENT OF CASH FLOWS

(a)     Reconciliation of the Net Loss after Tax to the Net Cash Flows from Operations

		2013	2012
	Note	$	$

Loss for the year		(6,391,736)	(5,420,841)

Adjustment to reconcile net loss to net operating cash flows
Depreciation and amortisation		39,386	4,926
Share based payment expense		3,737,408	2,798,011
Unrealised foreign exchange loss/(gain)		-	(4,680)
Change in fair value of contingent consideration		-	(492,050)
Write-off of exploration and evaluation expenditure		64,634	1,448,649
Deferred acquisition expenses		550,000	-

Change in operating assets and liabilities
(Increase)/decrease in trade and other receivables		(159,008)	(209,083)
(Increase)/decrease in prepayments		-	48,496
Increase/(decrease) in operating trade and other payables		(265,108)	546,921
Net cash outflow from operating activities		(2,424,424)	(1,279,651)

(b) Reconciliation of Cash
Cash at bank and on hand	6	53,382,472	22,008,861
		53,382,472	22,008,861

(c)     Non-cash Financing and Investing Activities

		2013	2012
	Note	$	$

Acquisition of non-controlling interests (with shares and options)	26	1,029,420	335,787
		1,029,420	335,787

44

16.    EARNINGS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted earnings per share:

	2013	2012
	$	$

Net (loss) used in calculating basic earnings per share	(6,385,424)	(5,184,624)

	Number of Ordinary Shares 2013	Number of Ordinary Shares 2012

Weighted average number of Ordinary Shares used in calculating basic and diluted earnings per share	285,311,021	222,085,447

(a)     Non-Dilutive Securities

As at balance date, 18,050,000 Incentive Options (which represent 18,050,000 potential Ordinary Shares), and 3,885,000 Performance Rights (which represent 3,885,000 potential Ordinary Shares) were considered non-dilutive as they would decrease the loss per share.

(b)     Conversions, Calls, Subscriptions or Issues after 30 June 2013

Since 30 June 2013, the Company has issued the following securities:

  400,000 Ordinary Shares following the exercise of 400,000 Incentive Options exercisable at $0.50 each on or before 20 September 2014.

Other than as outlined above, there have been no other conversions to, calls of, or subscriptions for Ordinary Shares or issues of potential Ordinary Shares since the reporting date and before the completion of this financial report.

17.   RELATED PARTIES

(a)     Subsidiaries

		Equity Interest
Name	Country of Incorporation	2013%	2012%
Mali Goldfields SARL	Mali	90	90
Songhoi Resources SARL (refer to note 26)	Mali	90	80
Bamagold SARL[2]	Mali	90	90
Waraba Resources SARL[2]	Mali	90	90
PIR Mali SARL[3]	Mali	100	100
Papillon Exploration (AUS) [4]	Australia	100	-
Papillon Mining (AUS) [4]	Australia	100	-
Papillon Exploration (UK) [5]	United Kingdom	100	-
Papillon Mining (UK) [5]	United Kingdom	100	-

Notes:
1      The proportion of ownership interest is equal to the proportion of voting power held.
2      These dormant entities are 100% owned subsidiaries of Mali Goldfields SARL.
3      Registered on 24 December 2010.
4 Registered on 24 April 2013.
5 Registered 11 June 2013.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	45

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013
(Continued)

17.    RELATED PARTIES (Continued)

(b)     Ultimate Parent

Papillon Resources Limited is the ultimate parent of the Group.

(c)     Key Management Personnel

Details relating to Key Management Personnel, including remuneration paid, are included at note 19.

(d)     Transactions with Related Parties

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have beeneliminated on consolidation and are not disclosed in this note.

Transactions with Key Management Personnel, including remuneration and equity holdings, are included at note 19.

18.    PARENT ENTITY DISCLOSURES

		2013	2012
	Notes	$	$
(a) Financial Position
Assets
Current Assets		53,902,468	21,581,133
Non-Current Assets		46,230,960	20,297,996
Total Assets		100,133,428	41,879,129

Liabilities
Current Liabilities		492,440	725,093
Total Liabilities		492,440	725,093

Equity
Contributed equity		114,368,345	51,109,712
Accumulated losses		(19,946,684)	(13,003,599)
Reserves		5,219,327	3,047,923
Total Equity		99,640,988	41,154,036

(b) Financial Performance
Loss for the year		(6,942,785)	(7,837,129)
Other comprehensive income		-	-
Total comprehensive loss		(6,942,785)	(7,837,129)

(c)     Contingent Assets and Liabilities

Refer to note 24 for contingent assets and liabilities of the Parent Entity.

(d)     Lease Commitments

Refer to Note 25 for lease commitments of the Parent Entity.

46

19.    KEY MANAGEMENT PERSONNEL

(a)     Details of Key Management Personnel

Details of the KMP of the Group during or since the end of the financial year are set out below:

Directors
Mr Ian Middlemas	Non-Executive Chairman
Mr Mark Connelly	Managing Director and CEO (appointed 27 November 2012)
Mr Robert Behets	Non-Executive Director
Mr Alec Pismiris	Non-Executive Director
Mr Peter Woodman	Non-Executive Director

Other KMP
Mr Guy de Grandpré	Managing Director – Mali (appointed 31 December 2012)
Mr Andrew Boyd	Manager Geoscience (appointed 1 July 2012)
Mr Russell Bradford	Project Manager
Mr Hayden Locke	Corporate Executive
Mr Gregory Swan	Company Secretary

Unless otherwise disclosed, the KMP held their position from 1 July until the date of this report.

(b)     Key Management Personnel Compensation

		2013	2012
	Note	$	$

Short-term employee benefits		1,768,223	1,305,864
Post-employment benefits		84,898	166,258
Share- based payments		2,903,327	2,231,326
Total compensation		4,756,448	3,703,448

(c)     Option and Performance Right holdings of Key Management Personnel

2013	Held at 1 July 2012	Granted as Remuneration	Exercised	Lapsed	Held at 30 June 2013	Vested and exercisable at 30 June 2013
Directors
Mr Ian Middlemas	5,000,000	-	-	-	5,000,000	5,000,000
Mr Mark Connelly	-[1]	1,576,000	(236,000)	-	1,340,000	-
Mr Robert Behets	1,600,000	528,000	-	-	2,128,000	1,600,000
Mr Alec Pismiris	1,000,000	-	(1,000,000)	-	-	-
Mr Peter Woodman	1,100,000	-	-	-	1,100,000	1,100,000
Other KMP
Mr Guy de Grandpré	-[1]	475,000	(95,000)	-	380,000	-
Mr Andrew Boyd	135,000[1]	775,000	(185,000)	-	725,000	300,000
Mr Russell Bradford	100,000	651,000	(198,000)	-	553,000	-
Mr Hayden Locke	2,500,000	108,000	-	-	2,608,000	1,200,000
Mr Gregory Swan	58,199	293,000	(102,199)	-	249,000	-
Total	11,493,199	4,406,000	(1,816,199)	-	14,083,000	9,200,000

Notes:

[1]	As at date of appointment.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	47

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013
(Continued)

19.    KEY MANAGEMENT PERSONNEL (Continued)

(c)     Option and Performance Right holdings of Key Management Personnel (Continued)

2012	Held at 1 July 2011	Granted as Remuneration	Exercised	Lapsed	Held at 30 June 2012	Vested and exercisable at 30 June 2012
Directors
Mr Ian Middlemas	5,000,000	-	-	-	5,000,000	5,000,000
Mr Robert Behets	100,000[1]	1,500,000	-	-	1,600,000	1,600,000
Mr Alan Campbell	4,525,000	-	(2,000,000)	-	2,525,000[2]	2,525,000 [2]
Mr Alec Pismiris	1,000,000	-	-	-	1,000,000	1,000,000
Mr Peter Woodman	100,000	1,000,000	-	-	1,100,000	1,100,000
Other KMP
Mr Russell Bradford	100,000 [1]	-	-	-	100,000	-
Mr Richard Dahl	500,000	2,500,000	(500,000)	-	2,500,000	-
Mr Hayden Locke	- [1]	2,500,000	-	-	2,500,000	-
Mr Eric Chantelat	-	2,000,000	-	-	2,000,000	-
Mr Gregory Swan	58,199 [1]	-	-	-	58,199	58,199
Mr Dennis Wilkins	-	-	-	-	- [2]	- [2]
Total	11,518,199	9,500,000	(2,500,000)	-	18,518,199	11,418,199

Notes:

[1]	As at date of appointment.
[2]	As at date of resignation.

(d)     Shareholdings of Key Management Personnel

2013	Held at 1 July 2012	Options Exercised/ Rights Converted	Other Purchases	Sales	Net Change Other	Held at 30 June 2013
Directors
Mr Ian Middlemas	5,000,000	-	-	-	-	5,000,000
Mr Mark Connelly	-[1]	236,000	-	-	-	236,000
Mr Robert Behets	147,700	-	-	-	-	147,700
Mr Alec Pismiris	3,000,000	1,000,000	-	-	-	4,000,000
Mr Peter Woodman	151,150	-	-	-	-	151,150
Other KMP
Mr Guy de Grandpré	- [1]	95,000	-	-	-	95,000
Mr Andrew Boyd	62,500[1]	185,000	-	-	-	247,500
Mr Russell Bradford	120,000	198,000	-	(120,000)	-	198,000
Mr Hayden Locke	-	-	-	-	-	-
Mr Gregory Swan	80,000	102,199	-	-	-	182,199
Total	8,561,350	1,816,199	-	(120,000)	-	10,257,549

Notes:

[1]	As at date of appointment.

48

2012	Held at 1 July 2011	Received on exercise of options	Other Purchases	Sales	Net Change Other	Held at 30 June 2012
Directors
Mr Ian Middlemas	5,000,000	-	-	-	-	5,000,000
Mr Robert Behets	147,700 [1]	-	-	-	-	147,700
Mr Alec Pismiris	3,000,000	-	-	-	-	3,000,000
Mr Alan Campbell	1,200,000	2,000,000	-	-	-	3,200,000 [2]
Mr Peter Woodman	151,150	-	-	-	-	151,150
Other KMP
Mr Russell Bradford	89,500 [1]	-	30,500	-	-	120,000
Mr Hayden Locke	- [1]	-	-	-	-	-
Mr Richard Dahl	-	500,000	-	-	-	500,000
Mr Eric Chantelat	-	-	-	-	-	-
Mr Gregory Swan	80,000 [1]	-	-	-	-	80,000
Mr Dennis Wilkins	-	-	-	-	-	- [2]
Total	9,730,850	2,500,000	30,500	-	-	12,261,350

Notes:

[1]	As at date of appointment.
[2]	As at date of resignation.

(e)    Loans from Key Management Personnel

No loans were provided to or received from Key Management Personnel during the year ended 30 June 2013 (2012: Nil).

20.    SHARE-BASED PAYMENTS

(a)     Recognised Share-based Payment Expense

From time to time, the Group provides Incentive Options and Performance Rights to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements. The number of options or rights granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required. During the past two years, the following equity-settled share-based payments have been recognised:

		2013	2012
	Note	$	$

Expense arising from equity-settled share- based payment transactions		3,737,408	2,798,011

(b)    Summary of Options and Rights Granted as Share-Based Payments

The following table illustrates the number and weighted average exercise prices (WAEP) of Incentive Options and Performance Rights granted as share-based payments at the beginning and end of the financial year:

	2013	2013	2012	2012
	Number	WAEP	Number	WAEP
Outstanding at beginning of year	14,900,000	$0.65	9,700,000	$0.17
Granted by the Company during the year	4,751,000	$0.07	12,700,000	$0.73
Exercised/Converted during the year	(3,466,000)	$0.15	(7,500,000)	$0.15
Lapsed during the year	(1,750,000)	$0.80	-	-
Outstanding at end of year	14,435,000	$0.56	14,900,000	$0.65

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	49

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013
(Continued)

20.    SHARE-BASED PAYMENTS (Continued)

(b)     Summary of Options and Rights Granted as Share-Based Payments (Continued)

The following Incentive Options and Performance Rights were granted as share-based payments during the past two years:

2013
Options/							Grant
Rights		Security		Grant		Exercise	Date Fair
Series	Issuing Entity	Type	Number	Date	Expiry Date	Price	Value
Series 1	Papillon Resources Limited	Options	150,000	03-Sep-12	30- Jun-14	$1.000	$0.5608
Series 2	Papillon Resources Limited	Options	150,000	03-Sep-12	30- Jun-15	$1.100	$0.6380
Series 3	Papillon Resources Limited	Rights	220,000	09-Nov-12	30- Jun-13	Nil	$1.7750
Series 4	Papillon Resources Limited	Rights	408,000	09-Nov-12	30- Jun-14	Nil	$1.7750
Series 5	Papillon Resources Limited	Rights	507,000	09-Nov-12	30- Jun-15	Nil	$1.7750
Series 6	Papillon Resources Limited	Rights	618,000	09-Nov-12	30- Jun-16	Nil	$1.7750
Series 7	Papillon Resources Limited	Rights	110,000	01- Feb-13	30- Jun-13	Nil	$1.6400
Series 8	Papillon Resources Limited	Rights	135,000	01- Feb-13	30- Jun-14	Nil	$1.6400
Series 9	Papillon Resources Limited	Rights	165,000	01- Feb-13	30- Jun-15	Nil	$1.6400
Series 10	Papillon Resources Limited	Rights	165,000	01- Feb-13	30- Jun-16	Nil	$1.6400
Series 11	Papillon Resources Limited	Rights	236,000	15- Feb-13	30- Jun-13	Nil	$1.5640
Series 12	Papillon Resources Limited	Rights	394,000	15- Feb-13	30-Jun-14	Nil	$1.5640
Series 13	Papillon Resources Limited	Rights	473,000	15- Feb-13	30-Jun-15	Nil	$1.5640
Series 14	Papillon Resources Limited	Rights	473,000	15- Feb-13	30-Jun-16	Nil	$1.5640
Series 15	Papillon Resources Limited	Rights	264,000	15- Feb-13	30-Jun-15	Nil	$1.5550
Series 16	Papillon Resources Limited	Rights	264,000	15- Feb-13	30-Jun-16	Nil	$1.5550
Series 17	Papillon Resources Limited	Rights	8,000	28-Jun- 13	30-Jun-15	Nil	$0.6700
Series 18	Papillon Resources Limited	Rights	11,000	28-Jun- 13	30-Jun-16	Nil	$0.6700

2012							Grant
Options		Security		Grant		Exercise	Date Fair
Series	Issuing Entity	Type	Number	Date	Expiry Date	Price	Value
Series 1	Papillon Resources Limited	Options	400,000	20-Sep-11	20-Sep-14	$0.500	$0.36000
Series 2	Papillon Resources Limited	Options	800,000	20-Sep-11	20-Sep -14	$0.650	$0.32755
Series 3	Papillon Resources Limited	Options	1,300,000	20-Sep-11	20-Sep-14	$0.800	$0.30101
Series 4	Papillon Resources Limited	Options	1,150,000	18-Oct-11	18-Oct-14	$0.500	$0.40923
Series 5	Papillon Resources Limited	Options	2,200,000	18-Oct-11	18-Oct-14	$0.650	$0.37403
Series 6	Papillon Resources Limited	Options	3,650,000	18-Oct-11	18-Oct-14	$0.800	$0.34505
Series 7	Papillon Resources Limited	Options	250,000	26-Oct-11	26-Oct-14	$0.610	$0.34315
Series 8	Papillon Resources Limited	Rights	350,000	26-Oct-11	30-Jun-13	Nil	$0.59000
Series 9	Papillon Resources Limited	Options	500,000	31-Oct-11	2-Nov-14	$0.650	$0.36328
Series 10	Papillon Resources Limited	Options	500,000	31-Oct-11	2-Nov-14	$0.800	$0.33493
Series 11	Papillon Resources Limited	Rights	100,000	28- Mar-12	30-Jun-13	Nil	$1.08500
Series 12	Papillon Resources Limited	Options	500,000	29-May-12	30-Jun-14	$1.000	$0.43797
Series 13	Papillon Resources Limited	Options	500,000	29-May-12	30-Jun-15	$1.100	$0.50586
Series 14	Papillon Resources Limited	Options	500,000	29-May-12	30-Jun-15	$1.200	$0.48840

50

(c)     Weighted Average Remaining Contractual Life

At 30 June 2013, the weighted average remaining contractual life of Share Options and Performance Rights on issue that had been granted as share-based payments was 1.55 years (2012: 2.05 years).

(d)     Range of Exercise Prices

At 30 June 2013, the range of exercise prices of Incentive Options and Performance Rights on issue that had been granted as share-based payments was nil to $1.10 (2012: nil to $1.20) .

(e)     Weighted Average Fair Value

The weighted average fair value of Incentive Options and Performance Rights granted as share-based payments by the Group during the year ended 30 June 2013 was $1.59 (2012: $0.36) .

(f)     Option and Rights Pricing Model

The fair value of the equity-settled Incentive Options and Performance Rights granted are estimated as at the date of grant using the Binomial option valuation model taking into account the terms and conditions upon which Incentive Options and Performance Rights were granted.

The table below lists the inputs to the valuation model used for Incentive Options and Performance Rights granted by the Group during the last two years:

2013	Series 1	Series 2	Series 3	Series 4	Series 5	Series 6	Series 7
Inputs
Security type	Options	Options	Rights	Rights	Rights	Rights	Rights
Exercise price	$1.00	$1.10	-	-	-	-	-
Grant date share price	$1.12	$1.12	$1.7750	$1.7750	$1.7750	$1.7750	$1.6400
Dividend yield [1]	-	-	-	-	-	-	-
Volatility [2]	90%	90%	90%	90%	90%	90%	90%
Risk-free interest rate	2.68%	2.47%	2.67%	2.67%	2.61%	2.61%	2.81%
Grant date	10-Jul-12	10-Jul-12	08- Nov-12	08-Nov-12	08- Nov-12	08- Nov-12	31-Dec-12
Issue Date	03-Sep-12	03-Sep-12	09- Nov-12	09-Nov-12	09- Nov-12	09- Nov-12	01- Feb-13
Expiry date	30- Jun-14	30-Jun-15	30-Jun- 13	30- Jun-14	30-Jun-15	30- Jun-16	30-Jun-13
Expected life[3]	1.82 years	2.82 years	0.64 years	1.64 years	2.64 years	3.64 years	0.50 years
Fair value at grant date[4]	$0.5608	$0.6380	$1.7750	$1.7750	$1.7750	$1.7750	$1.6400

2013	Series 8	Series 9	Series 10	Series 11	Series 12	Series 13	Series 14
Inputs (Continued)
Security type	Rights	Rights	Rights	Rights	Rights	Rights	Rights
Exercise price	-	-	-	-	-	-	-
Grant date share price	$1.6400	$1.6400	$1.6400	$1.5640	$1.5640	$1.5640	$1.5640
Dividend yield [1]	-	-	-	-	-	-	-
Volatility [2]	90%	90%	90%	90%	90%	90%	90%
Risk-free interest rate	2.81%	2.86%	2.86%	2.79%	2.79%	2.84%	2.84%
Grant date	31-Dec-12	31-Dec-12	31- Dec-12	27-Nov-12	27-Nov-12	27- Nov-12	27-Nov-12
Issue Date	01- Feb-13	01-Feb- 13	01-Feb- 13	15- Feb-13	15- Feb-13	15-Feb-13	15- Feb-13
Expiry date	30- Jun-14	30-Jun-15	30-Jun- 16	30- Jun-13	30-Jun-14	30-Jun- 15	30- Jun-16
Expected life[3]	1.50 years	2.50 years	3.50 years	0.59 years	1.59 years	2.59 years	3.59 years
Fair value at grant date[4]	$1.6400	$1.6400	$1.6400	$1.5640	$1.5640	$1.5640	$1.5640

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	51

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013
(Continued)

20.    SHARE-BASED PAYMENTS (Continued)

(f)     Option and Rights Pricing Model (Continued)

2013	Series 15	Series 16	Series 17	Series 18
Inputs (Continued)
Security type	Rights	Rights	Rights	Rights
Exercise price	-	-	-	-
Grant date share price	$1.5550	$1.5550	$0.6700	$0.6700
Dividend yield [1]	-	-	-	-
Volatility [2]	90%	90%	-	-
Risk-free interest rate	2.84%	2.84%	2.58%	2.76%
Grant date	15-Feb- 13	15-Feb- 13	28-Jun-13	28- Jun-13
Issue Date	15-Feb- 13	15-Feb- 13	28-Jun-13	28- Jun-13
Expiry date	30-Jun- 15	30-Jun-16	30-Jun-15	30- Jun-16
Expected life[3]	2.37 years	3.37 years	2.01 years	3.01 years
Fair value at grant date[4]	$1.5550	$1.5550	$0.6700	$0.6700

2012	Series 1	Series 2	Series 3	Series 4	Series 5	Series 6	Series 7
Inputs
Security type	Options	Options	Options	Options	Options	Options	Options
Exercise price	$0.50	$0.65	$0.80	$0.50	$0.65	$0.80	$0.61
Grant date share price	$0.64	$0.64	$0.64	$0.58	$0.58	$0.58	$0.59
Dividend yield [1]	-	-	-	-	-	-	-
Volatility [2]	90%	90%	90%	90%	90%	90%	90%
Risk-free interest rate	3.62%	3.62%	3.62%	3.87%	3.87%	3.87%	3.78%
Grant date	20-Sep-11	20-Sep-11	20- Sep- 11	18- Oct-11	18- Oct-11	18-Oct-11	26-Oct-11
Issue Date	18-Oct-11	18- Oct-11	18-Oct-11	18- Oct-11	18-Oct-11	18-Oct-11	26-Oct-11
Expiry date	20-Sep-14	20-Sep-14	20-Sep- 14	18- Oct-14	18- Oct-14	18-Oct-14	26-Oct-14
Expected life[3]	3 years	3 years	3 years	3 years	3 years	3 years	3 years
Fair value at grant date[4]	$0.36000	$0.32755	$0.30101	$0.40923	$0.37403	$0.34505	$0.34315

2012	Series 8 [4]	Series 9	Series 10	Series 11 [4]	Series 12	Series 13	Series 14
Inputs (Continued)
Security type	Rights	Options	Options	Rights	Options	Options	Options
Exercise price	-	$0.65	$0.80	-	$1.00	$1.10	$1.20
Grant date share price	$0.59	$0.625	$0.625	$1.085	$0.92	$0.92	$0.92
Dividend yield [1]	-	-	-	-	-	-	-
Volatility [2]	90%	90%	90%	90%	90%	90%	90%
Risk-free interest rate	3.76%	3.92%	3.92%	3.60%	2.60%	2.60%	2.60%
Grant date	26-Oct-11	31-Oct-11	31- Oct-11	28- Mar-12	29- May-12	29-May-12	29-May-12
Issue Date	26-Oct-11	02- Nov-11	02-Nov-11	28- Mar-12	29- May-12	29-May-12	29-May-12
Expiry date	30- Jun-13	02- Nov-14	02-Nov-14	30- Jun-13	30-Jun- 14	30-Jun-15	30- Jun-15
Expected life[3]	1.68 years	3 years	3 years	1.26 years	2.09 years	3.09 years	3.09 years
Fair value at grant date[4]	$0.59000	$0.36328	$0.33493	$1.08500	$0.43797	$0.50586	$0.48840

Notes:

[1]	The dividend yield reflects the assumption that the current dividend payout will remain unchanged.
[2]	The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.
[3]	The expected life is based on the expiry date as there is limited track record of early exercise.
[4]	Performance rights are valued by reference to the underlying share price on grant date.

52

21.    AUDITORS’ REMUNERATION

The auditor of Papillon Resources Limited is BDO Audit (WA) Pty Ltd.

	2013	2012
	$	$
Amounts received or due and receivable by BDO Audit (WA) Pty Ltd for:
• an audit or review of the financial report of the entity and any other entity in the consolidated group	41,302	38,663
Amounts received or due and receivable by EGCC International for:
• an audit or review of the financial report of the Company’s Malian subsidiaries	25,162	15,580
• training fees	483	-
Amounts received or due and receivable by BDO Corporate Tax (WA) Pty Ltd for:
• tax compliance and advisory services	-	16,400
	66,947	70,643

22.    SEGMENT INFORMATION

AASB 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Consolidated Entity operates in one segment, being mineral exploration. This is the basis on which internal reports are provided to the Directors for assessing performance and determining the allocation of resources within the Consolidated Entity.

(a)     Reconciliation of Non-current Assets by geographical location

	2013	2012
	$	$
Australia	317,312	226,388
Republic of Mali	57,792,012	22,012,257
	58,109,324	22,238,644

Non-Current Assets for this purpose consist of property, plant and equipment, exploration and evaluation assets and intangible assets.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	53

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013
(Continued)

23.    FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

(a)     Overview

The Group's principal financial instruments comprise receivables, payables, cash and short-term deposits. The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk.

This note presents information about the Group's exposure to each of the above risks, its objectives, policies and processes for measuring and managing risk, and the management of capital. Other than as disclosed, there have been no significant changes since the previous financial year to the exposure or management of these risks.

The Group manages its exposure to key financial risks in accordance with the Group's financial risk management policy. Key risks are monitored and reviewed as circumstances change (e.g. acquisition of a new project) and policies are revised as required. The overall objective of the Group's financial risk management policy is to support the delivery of the Group's financial targets whilst protecting future financial security.

Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, the Group does not enter into derivative transactions to mitigate the financial risks. In addition, the Group's policy is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains. As the Group's operations change, the Directors will review this policy periodically going forward.

The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing the Group's financial risks as summarised below.

(b)     Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This arises principally from cash and cash equivalents and trade and other receivables.

The carrying amount of the Group's financial assets represents the maximum credit risk exposure, as represented below:

	2013	2012
	$	$
Cash and cash equivalents	53,382,472	22,008,861
Trade and other receivables	1,039,138	449,837
	54,421,610	22,458,698

With respect to credit risk arising from cash and cash equivalents, the Group's exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. Where possible, the Group invests its cash and cash equivalents with banks that are rated the equivalent of investment grade and above. The Group’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties.

The Group does not have any significant customers and accordingly does not have any significant exposure to bad or doubtful debts. Trade and other receivables are comprised primarily of accrued interest income and GST/VAT refunds due. Where possible the Group trades only with recognised, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures

54

(c)     Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board's approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due. As at 30 June 2013 and the date of this report, the Group has sufficient liquid assets to meet its financial obligations.

The contractual maturities of financial liabilities, including estimated interest payments, are provided below. There are no netting arrangements in respect of financial liabilities.

	≤6 Months	6-12 Months	1-5 Years	≥5 Years	Total
	$	$	$	$	$
2013
Group
Financial Assets
Cash and cash equivalents	53,382,472	-	-	-	53,382,472
Trade and other receivables	1,039,138	-	-	-	1,039,139
	54,421,610	-	-	-	54,421,610

Financial Liabilities
Trade and other payables	6,557,492	-	-	-	6,557,492
	6,557,492	-	-	-	6,557,492

(d)     Interest Rate Risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate.

These financial assets with variable rates expose the Group to cash flow interest rate risk. All other financial assets and liabilities, in the form of receivables and payables are non-interest bearing.

At the reporting date, the interest rate profile of the Group's interest-bearing financial instruments was:

	2013	2012
	$	$
Interest-bearing financial instruments
Cash at bank and on hand	53,382,472	22,008,861
	53,382,472	22,008,861

The Group's cash at bank and on hand and short term deposits had a weighted average floating interest rate at year end of 4.40% (2012: 5.23%) .

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	55

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013
(Continued)

23.    FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

(d)     Interest Rate Risk (Continued)

Interest rate sensitivity

A sensitivity of 1% (100 basis points) has been selected as this is considered reasonable given the current level of both short term and long term interest rates. A 1% (100 basis points) movement in interest rates at the reporting date would have increased (decreased) equity and profit and loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2012.

	Profit or loss		Other Comprehensive Income
	+ 100 basis	- 100 basis	+ 100 basis	- 100 basis
	points	points	points	points

2013
Group
Cash and cash equivalents	533,825	(533,825)	533,825	(533,825)

2012
Group
Cash and cash equivalents	220,087	(220,087)	220,087	(220,087)

(e)     Foreign Currency Risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the CFA franc, Euro, and US dollar.

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations. The Group has not formalised a foreign currency risk management policy however, it monitors its foreign currency expenditure in light of exchange rate movements.

The functional currency of the subsidiary companies is the CFA franc. All parent entity balances are in Australian dollars and all Group balances are in either Australian dollars or CFA francs.

	2013 AUD equivalent	2012 AUD equivalent
Foreign Currency Group
Financial Assets
Cash and cash equivalents	67,246	837,313
Trade and other receivables	453,764	42,124
	521,010	879,437

Financial Liabilities
Trade and other payables	5,879,125	3,417,070
	5,879,125	3,417,070
Net Exposure	(5,358,115)	(2,537,633)

56

Foreign exchange rate sensitivity

At the reporting date, had the Australian dollar appreciated or depreciated against CFA franc as illustrated in the table below, Profit or Loss and Other Comprehensive Income would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss		Other Comprehensive Income
	10%	10%	10%	10%
	increase	Decrease	increase	decrease

2013
Group
Australian dollar to CFA franc	-	-	535,812	(535,812)

2012
Group
Australian dollar to CFA franc	-	-	253,763	(253,763)

(f)     Capital Management

The Group defines its capital as total equity of the Group, being $105,973,422 for the year ended 30 June 2013 (2012: $41,154,036). The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while financing the development of its projects through primarily equity based financing. The Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Given the stage of development of the Group, the Board's objective is to minimise debt and to raise funds as required through the issue of new shares.

The Group is not subject to externally imposed capital requirements.

There were no changes in the Group's approach to capital management during the year. During the next 12 months, the Group will continue to explore project financing opportunities, primarily consisting of additional issues of equity.

(g)     Fair Value

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. All financial assets and financial liabilities of the Group at the reporting date are recorded at amounts approximating their carrying amount due to their short term nature. No financial instruments are subsequently carried at fair value.

24.    CONTINGENT ASSETS AND LIABILITIES

(a)     Contingent Assets

As at the date of this report, no contingent assets had been identified in relation to the 30 June 2013 financial year.

(b)     Contingent Liabilities

As at the date of this report, no contingent liabilities had been identified in relation to the 30 June 2013 financial year.

In December 2009 the Company entered into an agreement with Central African Gold Limited, formerly Central African Gold Plc (‘CAG’), to acquire 80% equity interests in each of Mali Goldfields SARL (‘Mali Goldfields’) and Songhoi Resources SARL (‘Songhoi’) for a total cash consideration of US$5,000,000 (‘Agreement’). The Agreement included a milestone payment of US$1,000,000 payable on the delineation of 500,000 ounces of gold as an Indicated or Measured Resource (in accordance with JORC) by 15 March 2012. During the year, CAG made a claim that the milestone payment of US$1,000,000 was payable pursuant to the Agreement. This was disclosed as a contingent liability in the annual report of the Company at 30 June 2012. During the year, the Company made a payment of A$550,000 to CAG in full and final settlement of any and all claims between the Company and CAG. This amount has been included in ‘Deferred acquisition expenses’ in the Statement of Profit or Loss and other Comprehensive Income.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	57

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2013
(Continued)

25.    COMMITMENTS

Management have identified the following material commitments for the consolidated group as at 30 June 2013 and 30 June 2012:

		Payable within 1 year
	Payable within 1 year	less than 5 years	Total
2013	$	$	$

Lease commitments
Minimum lease payments	45,312	-	45,312

		Payable within 1 year
	Payable within 1 year	less than 5 years	Total
2012	$	$	$

Lease commitments
Minimum lease payments	45,312	-	45,312

(a)     Lease commitments

During the 2012 financial year the Group entered into a commercial lease on its office premises. The lease has a term of 23 months to 30 March 2014 and can be terminated with a notice of 3 months.

26.    NON-CONTROLLING INTEREST

	Consolidated
	2013	2012
	$	$

Contributed equity	660,574	863,038
Foreign currency translation reserve	412,734	(361,170)
Accumulated losses	(191,566)	(236,217)
	881,742	265,651

Acquisition of additional interest in Songhoi Resources SARL

During the financial year, the Company acquired an additional 10% of Songhoi Resources SARL (‘Songhoi’), increasing its interest to 90%. The total cost of the acquisition was $1,694,239 and comprised cash and equity securities as follows:

(i)	$664,819 cash ($640,345 paid during the year ended 30 June 2012 and $24,474 during the year ended 30 June 2013); and

(ii)	860,000 Ordinary Shares with a fair value of $1,029,420.

The carrying value of the net assets of Songhoi at the acquisition date (being 12 September 2012), was $175,152, and the carrying value of the additional 10% interest acquired was $17,515. The difference of $1,676,724 between the consideration and the carrying value of the interest acquired has been recognised in retained earnings within equity.

58

27.    EVENTS SUBSEQUENT TO BALANCE DATE

(i)

On 3 September 2013 the Company announced an updated MRE of 5.15 million ounces gold at Fekola estimated at 68.29 million tonnes averaging 2.35 g/t gold for a contained 5.15 million ounces of gold at a lower cut-off grade of 1.0 g/t gold.

Other than as outlined above, at the date of this report, there are no matters or circumstances, which have arisen since 30 June 2013 that have significantly affected or may significantly affect:

  the operations, in financial years subsequent to 30 June 2013, of the Consolidated Entity;

  the results of those operations, in financial years subsequent to 30 June 2013, of the Consolidated Entity; or

  the state of affairs, in financial years subsequent to 30 June 2013, of the Consolidated Entity.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	59

DIRECTORS’ DECLARATION

DIRECTOR’S DECLARATION

In accordance with a resolution of the directors of Papillon Resources Limited:

1.	In the opinion of the directors:

(a)

the attached consolidated financial statements, notes and the additional disclosures included in the directors' report designated as audited, are in accordance with the Corporations Act 2001, including:

(i) section 296 (compliance with accounting standards and Corporations Regulations 2001); and

(ii) section 297 (gives a true and fair view of the financial position as at 30 June 2013 and of the performance for the year ended on that date of consolidated group); and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.	The attached financial statements are in compliance with International Financial Reporting Standards, as stated in note 1 to the financial statements.

3.	The Directors have been given a declaration required by section 295A of the Corporations Act 2001 for the financial year ended 30 June 2013.

On behalf of the Board

MARK CONNELLY
Managing Director and CEO

23 September 2013

60

INDEPENDENT AUDITOR’S REPORT

Tel: +8 6382 4600	38 Station Street
Fax: +8 6382 4601	Subiaco, WA 6008
www .bdo.com.au	PO Box 700 West Perth WA 6872
Australia

INDEPENDENT AUDITOR’S REPORT
TO THE MEMBERS OF PAPILLON RESOURCES LIMITED

Report on the Financial Report

We have audited the accompanying financial report of Papillon Resources Limited, which comprises the consolidated statement of financial position as at 30 June 2013, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Papillon Resources Limited, would be in the same terms if given to the directors as at the time of this auditor’s report.

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2013	61

INDEPENDENT AUDITOR’S REPORT
(Continued)

Opinion

In our opinion:

(a)	the financial report of Papillon Resources Limited is in accordance with the Corporations Act 2001, including:

	(i)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2013 and of its performance for the year ended on that date; and

	(ii)	complying with Australian Accounting Standards and the Corporations Regulations 2001 ; and

(b)	the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in the directors’ report for the year ended 30 June 2013. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Opinion

In our opinion, the Remuneration Report of Papillon Resources Limited for the year ended 30 June 2013 complies with section 300A of the Corporations Act 2001.

BDO Audit (WA) Pty Ltd

Peter Toll
Director

Perth, Western Australia
Dated this 23rd day of September 2013

62

SCHEDULE F

PAPILLON MANAGEMENT’S DISCUSSION AND ANALYSIS

PAPILLON RESOURCES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR
THE THREE AND NINE MONTHS ENDED MARCH 31, 2014

INTRODUCTION

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (‘MD&A’) should be read in conjunction with the audited financial statements of Papillon Resources Limited for the year ended June 30, 2013, the reviewed interim financial statements for the six months ended December 31, 2013 and the reviewed special purpose financial statements for the three and nine months ended March 31, 2014. The effective date of this report is June 27, 2014.

This discussion is current at the date of this MD&A. The financial statements (and the financial information contained in this MD&A) were prepared in accordance with Australian equivalents to International Financial Reporting Standards (‘AIFRS’) rather than Canadian generally accepted accounting principles (‘CGAAP’). All figures are expressed in Australian dollars (‘A$’) unless otherwise indicated.

Unless the context otherwise requires, references in this MD&A to the ‘Company’, ‘Consolidated Entity’, ‘Group’ or ‘Papillon’ are references to Papillon Resources Limited and its subsidiaries.

FORWARD LOOKING STATEMENTS

The following MD&A contains forward looking statements within the meaning of applicable securities laws including, among others, statements made or implied relating to Papillon’s objectives, strategies to achieve those objectives, beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

Forward looking statements generally can be identified by words such as “objective”, “may”, “will”, “expect”, “likely”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or similar expressions suggesting future outcomes or events. All statements, other than statements of historical fact, included herein including, without limitation; statements about the development and exploration potential of Papillon’s properties, use of proceeds and the business objectives of Papillon, are forward-looking statements. By their nature, such forward looking statements are not guarantees of future performance and reflect Papillon’s current beliefs based on information currently available to them. Such statements involve estimates and assumptions that are subject to a number of known and unknown risks, uncertainties and other factors inherent in the businesses of Papillon and the risk factors discussed in materials filed with the relevant securities regulatory authorities from time to time which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Those risks and uncertainties include, but are not limited to: the mining industry (including operational risks; risks in exploration and development; the uncertainties involved in the discovery and delineation of mineral deposits, resources or reserves; and the uncertainty of mineral resource and mineral reserve estimates); the risk of gold commodity price and foreign exchange rate fluctuations; the ability to fund the capital and operating expenses necessary to achieve stated business objectives; the uncertainty associated with commercial negotiations and negotiating with foreign governments; the risks associated with international business activities including disputes with joint venture partners; risks related to operating in the countries in which the company operates; environmental risk; the dependence on key personnel; and the ability to access capital markets.

Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward looking statements in light of the risks set forth above. Except as required by applicable securities laws, Papillon assumes no obligation to update or revise any forward looking statements to reflect new information or the occurrence of future events or circumstances.

OVERVIEW

Papillon Resources Limited is an emerging West African gold developer focused on aggressively fast-tracking the exploration, appraisal and development of its flagship Fekola Project (‘Fekola’ or ‘Project’), located in south western Mali adjacent to the border with Senegal, in order to fulfil its vision of becoming a gold producer in the near term.

Papillon is incorporated under the laws of Australia and listed on the Australian Securities Exchange (the ‘ASX’) under the symbol ‘PIR’.

OVERALL PERFORMANCE

Summary of Operations

Drilling results to date at Fekola have confirmed a significant gold deposit, with a well-defined shallow plunging high grade zone that remains open at depth and along strike.

In September 2013, the Company announced an updated Mineral Resource Estimate (‘MRE’) for Fekola comprising Measured and Indicated Resources of 60.01 million tonnes averaging 2.40 g/t gold for a contained 4.64 million ounces of gold and Inferred Resource of 8.3 million tonnes averaging 1.9 g/t gold for a contained 0.5 million ounces of gold at a lower cut-off grade of 1.0 g/t gold.

In June 2013, the Company completed a Pre-Feasibility Study (‘PFS’) for Fekola that yielded extremely positive results, with average annual production in excess of 300,000 ounces over the life of mine, and operating costs less than US$600 per ounce. The PFS confirms the technical viability of the Project, and its ability to produce robust cash flows.

The PFS was based on the previous MRE announced in January 2013. The updated MRE announced in September 2013 has resulted in a 33% increase in the contained gold in the Measured and Indicated Resource categories. The updated MRE will be incorporated into the Definitive Feasibility Study (‘DFS’).

Following completion of the PFS, the Company conducted a detailed review prior to the award of the DFS. The intent of the review was to identify opportunities for further reductions in capital and to maximise operating margins through further detailed work streams.

In February 2014, the Company was granted a Mining Permit to develop and mine the Fekola Project. The Mining Permit is valid for a period of 30 years and covers the entire 75km2 area of the existing Fekola Exploration Permit. The Mining Permit, together with the Company’s previously granted Environmental Permit, are the final significant permitting requirements for the Company, giving it security of tenure, and final approval for the mine development and exploitation of gold at Fekola.

In March 2014, the Company formally commenced the DFS for Fekola with Lycopodium Minerals Pty. Ltd. (‘Lycopodium’) appointed as Lead Engineer to manage the overall project and the many independent consultants whose work will form part of the final DFS.

In February 2014, the Company released the first set of drilling results from its recently granted Menankoto Sud Exploration Permit (‘Menankoto Sud’). The Menankoto Sud Exploration Permit is located approximately six kilometres north of the northern border of the Fekola Mining Permit. The drilling campaign at Menankoto Sud consisted of shallow reverse circulation (‘RC’) scout drilling comprising 14 drill holes for a total of approximately 1,900 metres.

Papillon has an experienced management team and has established strong relationships in Mali, having been active there since 2003. A key to its success has been the Company’s focus on effective community relations, with the Company playing a very active role within the local community as part of its social responsibility obligations.

The next twelve months for Papillon stand to be very exciting for the Company as it continues to focus on development of Fekola, which will be further propelled by positive results from a further drilling campaign, an updated MRE and completion of a DFS. The advancement of Fekola will position the Company to increase stakeholder value through the successful exploration, appraisal and ultimately the development of its world class Project. Furthermore Menankoto Sud represents an extremely exciting prospect for the Company and will be the focus of further follow-up exploration work to determine the economic potential of this discovery and its integration into Fekola.

Results of Operations

The net loss of the Consolidated Entity attributable to members of the Company for the three and nine months ended March 31, 2014 was A$1.3 million and A$3.4 million respectively.

At March 31, 2014, the Group had cash reserves of A$41.3 million (December 31, 2013: A$43.6 million) with no debt. This puts the Group in a very strong financial position and will allow the Consolidated Entity to continue its various planned development and exploration initiatives at Fekola.

At March 31, 2014, the Company had net assets of A$108.7 million (December 31, 2013: A$111.4 million), a decrease of A$2.7 million compared with the previous period.

Business Strategies and Prospects for Future Financial Years

The objective of the Group is to create long-term shareholder value by becoming a Western African gold producer in the near-term, through the development of its flagship Fekola Project located in south western Mali.

To date, the Group has not commenced production of any minerals, nor has it identified an Ore Reserve in accordance with the JORC Code. To achieve its objective, the Group currently has the following business strategies and prospects:

•	Complete a DFS on the Fekola Project, which is scheduled for completion in the second half of 2014;
•	Complete further drilling programs to expand the existing MRE at Fekola and upgrade the resource classifications;
•	Commence evaluation of project finance options for the Project;
•	Commence early site works and infrastructure construction at Fekola;
•	Subject to the results of a positive DFS, obtaining all necessary permits and licences and project financing, advance Fekola through the development and construction phases and into production; and
•	Further explore the Group’s portfolio of gold tenements in western and southern Mali, including Menankoto Sud.

Risks and Uncertainties

The Company’s planned activities are inherently risky and the Board is unable to provide certainty of the expected results of these activities, or that any or all of these likely developments will be achieved. The material business risks faced by the Group that could have an effect on the Group’s future prospects, and how the Group manages these risks, include:

•

The Company’s activities will require further capital – The development of the Company’s exploration properties will require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration and any development of the Company’s properties or even a loss of property interest. The Company’s Board is experienced in capital markets and financing resource projects, however there can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company;

•

The Company is subject to sovereign risk of the Republic of Mali – The Company’s operations in the Republic of Mali are exposed to various levels of political, economic, regulatory and other risks and uncertainties. The Republic of Mali is a developing country. There can be no assurances that the ongoing political uncertainty and violence in the Republic of Mali will not directly impact the Company’s operations or its ability to attract new funding for its operations;

•

The Company’s properties are not yet in production – The exploration and development of mineral deposits involves a high degree of risk. Few properties which are explored are ultimately developed into producing mines. To mitigate this risk, the Company has undertaken systematic and staged exploration and testing programs and a number of technical and economic studies with respect to its projects. Further studies will also be completed prior to making a decision to mine, however there can be no guarantee that the properties will be successfully brought into production;

•

The Company may be adversely affected by fluctuations in commodity prices – The price of gold fluctuates widely and is affected by numerous factors beyond the control of the Company. Future production, if any, from the Company’s mineral properties will be dependent upon the price of gold being adequate to make these properties economic. The Company currently does not engage in any hedging or derivative transactions to manage commodity price risk. As the Company’s operations change, this policy will be reviewed periodically going forward; and

•

Global financial conditions may adversely affect the Company’s growth and profitability – Many industries, including the mineral resource industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A slowdown in the financial markets or other economic conditions may adversely affect the Company’s growth and ability to finance its activities.

SELECTED FINANCIAL INFORMATION

(thousands of A$, except per share amounts, rounded	Three Months Ended	Nine Months Ended
to the nearest hundredth)	March 31, 2014	March 31, 2014
	(Reviewed)	(Reviewed)
Interest revenue	381	1,354
Other income	-	-
Net loss after tax	(1,346)	(3,379)
Net loss per share – basic	(0.40)	(1.00)
Net loss per share – diluted	(0.40)	(1.00)
Cash and cash equivalents	41,283	41,283
Total assets	112,225	112,225
Total long-term financial liabilities	-	-
Cash dividends declared per share	-	-

Three and Nine Months Ended March 31, 2014

The net loss of the Consolidated Entity attributable to members of the Company for the three and nine months ended March 31, 2014 was A$1.3 million and A$3.4 million respectively. The major items impacting on the net losses for the three and nine month periods were:

(i)

Non-cash share-based payment expenses of A$0.5 million and A$1.6 million respectively which are attributable to the Group’s accounting policy of expensing the fair value (determined using an appropriate pricing model) of incentive securities granted to key employees and consultants. The value is measured at grant date and recognised over the period during which the option and rights holders become unconditionally entitled to the options and rights; and

(ii)	Employment, corporate and administration expenses of A$1.1 million and A$2.9 million respectively which were required to support the growth and development of Fekola during the periods.

At March 31, 2014, the Group had cash reserves of A$41.3 million with no debt. This puts the Group in a very strong financial position and will allow the Group to continue its various planned development and exploration initiatives at Fekola.

At March 31, 2014, the Company had net assets of A$108.7 million.

No discussion of the financial performance of the current quarter and year-to-date compared to the corresponding periods in the previous year has been included herein, due to the fact that comparative information for the corresponding periods in the previous year have not been prepared by the Company as they are not required under the laws of Australia.

DISCUSSION OF OPERATIONS

The Company has joint venture interests in a portfolio of gold tenements (granted licences and applications) in western and southern Mali. During the three and nine months ended March 31, 2014, the Company’s primary focus continued to be the advancement of the Fekola Project located in south western Mali adjacent to the border with Senegal.

Fekola Project

2014 drilling program

The 2014 drilling program, which commenced in November 2013 following the end of the wet season, is planned to consist of between 10,000 and 20,000 metres of predominantly RC and diamond (‘DD’) drilling. The drilling program is focused on developing new high grade open pit opportunities within close proximity to the current planned processing infrastructure.

Mineral Resource Estimate

In September 2013, the Company announced an updated MRE for Fekola comprising Measured and Indicated Resources of 60.01 million tonnes averaging 2.40 g/t gold for a contained 4.64 million ounces of gold and Inferred Resource of 8.3 million tonnes averaging 1.9 g/t gold for a contained 0.5 million ounces of gold at a lower cut-off grade of 1.0 g/t gold.

The MRE was prepared by independent consultants, MPR Geological Consultants Pty Ltd (“MPR”), and is reported in accordance with the JORC Code.

Fekola Project, Mineral Resource Estimate, September 2013
	Tonnage (million tonnes)	Grade (Au g/t)	Contained Gold (million ounces)
Measured Resource	40.44	2.43	3.16
Indicated Resource	19.57	2.35	1.48
Sub Total Measured & Indicated	60.01	2.40	4.64
Inferred Resource	8.3	1.9	0.5

Notes:	The resource is reported at a lower cut-off grade of 1.0 g/t gold
The resource is estimated on a 100% basis of which 90% is attributable to Papillon Resources Limited
All figures are rounded to reflect appropriate levels of confidence. Apparent differences occur due to rounding

The MRE incorporates the results from the 2013 drilling campaign, and is based on data from approximately 127,000 metres of combined reverse circulation and diamond drilling. The drilling extends over a strike length of approximately 5.1 kilometres, and to a maximum vertical depth of 480 metres, which represents only a small portion of the strike extent of the highly prospective Fekola Corridor. The mineralisation remains open at depth and along strike to the north and potential exists to increase the resource base with ongoing work.

Mining Permit

In February 2014, the Company was granted a Mining Permit to develop and mine its flagship Fekola Project. The Mining Permit is valid for a period of 30 years and covers the entire 75km2 area of the existing Fekola Exploration Permit. The Mining Permit, together with the Company’s previously granted Environmental Permit, are the final significant permitting requirements for the Company, giving it security of tenure, and final approval for the mine development and exploitation of gold at Fekola.

Definitive Feasibility Study

In March 2014, the Company commenced the DFS for the Fekola Project. The Company has appointed Lycopodium as its Lead Engineer to manage the overall project and the many independent consultants whose work will form part of the final DFS.

Lycopodium is a leading international project management and engineering firm with significant experience designing, constructing and commissioning gold plants in West Africa. The Company expects the DFS to be completed during the second half of 2014.

Early Construction Site Works

In May 2014, the Company commenced early site clearing of the Plant Site and Mine Services Area at Fekola. The Company has identified a number of key areas, primarily in earthworks, to advance Fekola towards production prior to a formal final investment decision being made, following the release of the DFS. These works will minimise the potential for delays once formal construction has commenced, in particular, the impact of the wet season.

Menankoto Sud Project

Initial shallow drilling at the Company’s recently granted Menankoto Sud Exploration Permit has yielded extremely encouraging early stage results including 13 metres @ 7.13 g/t from 33 metres, 13 metres @ 2.36 g/t from 10 metres and 11 metres @ 2.16 g/t from 28 metres. The results were of similar widths and grades to the original Fekola discovery and have intersected analogous pellites, argillites and turbidite lithologies. Menankoto Sud is located approximately 13 kilometres to the north northeast of Fekola.

SUMMARY OF QUARTERLY RESULTS

No discussion of quarterly results for the eight most recently completed quarters has been included herein due to the fact that quarterly financial statements have not been prepared by Papillon as they are not required under the laws of Australia.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2014, the Company had cash reserves of A$41.3 million which management feels is sufficient to meet exploration, development, corporate, administrative, and anticipated capital expenditures over the next 12 months.

The following is a summary of the Company’s outstanding commitments as at March 31, 2014:

Contractual Obligations	Payments Due by Period
	Total	Less than 1	1-3 years	4-5 years	After 5 years
(thousands of A$)		year
Long Term Debt	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Leases	200	200	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long Term Obligations	-	-	-	-	-
Total Contractual Obligations	200	200	-	-	-

OFF-BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet transactions.

TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation.

SUBSEQUENT EVENTS

(i)

On April 7, 2014, the Company announced that a local Malian company, Etablissements Zoumana Traoré SARL (‘ZTS’), had filed a claim against Papillon before the Commercial Tribunal of Bamako seeking to claim a small additional shareholding in Songhoi. Papillon’s Medinandi tenement is owned by Songhoi which is a joint venture company between Papillon, who owns 90%, and its local joint venture partner, Mani SARL (‘Mani’), who owns 10%. Mani originally acquired the tenement from ZTS in 2006. Papillon considers the ZTS claim to be without merit and is strongly defending its position before the Commercial Tribunal of Bamako. In addition, Papillon considers that the proper forum for this matter is arbitration in Paris under International Chamber of Commerce (‘ICC’) rules. Accordingly, Papillon has submitted a request for arbitration to the ICC Secretariat in order to secure its rights against ZTS and other respondents;

(ii)

On April 10, 2014, the Company issued 500,000 performance share rights to the Managing Director and Chief Executive Officer of the Company, following shareholder approval at a general meeting held on the same day, and 1,050,000 performance share rights to other key employees and key contractors of the Company;

(iii)

On June 3, 2014, the Company entered into a definitive Merger Implementation Agreement with B2Gold Corp. (B2Gold) to combine the two companies at an agreed exchange ratio of 0.661 B2Gold shares for each Papillon share held. The merger will be implemented by way of a Scheme of Arrangement; and

(iv)	On June 12, 2014, Mr Peter Woodman resigned as a Director of the Company.

Other than as disclosed above, there were no significant events occurring after March 31, 2014 requiring disclosure.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

The Company’s March 2014 Interim Financial Statements were prepared in accordance with AIFRS, and a description of the Company’s significant accounting policies is provided in Note 1 to these statements. Management is required to make various estimates and judgments in determining the reported amounts of assets, liabilities, revenues and expenses for each period presented and in the disclosure of commitments and contingencies. Management considers the following to be the critical accounting policies which reflect its more significant estimates and judgments used in the preparation of the Annual Financial Report. The Company has neither provided nor is required to provide a reconciliation of its financial statements to CGAAP.

The Company’s significant accounting policies are outlined below:

Exploration and Development Expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method and with AASB 6 Exploration for and Evaluation of Mineral Resources.

Exploration and evaluation expenditure encompasses expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

For each area of interest, expenditure incurred is capitalised and recognised as an exploration and evaluation asset. Exploration and evaluation assets are measured at cost at recognition and are recorded as an asset if:

(i)	the rights to tenure of the area of interest are current; and

(ii)	at least one of the following conditions is also met:

• the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and

•

exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Capitalised exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalised exploration costs is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in previous years.

Where a decision is made to proceed with development, accumulated expenditure is tested for impairment and transferred to development properties, and then amortised over the life of the reserves associated with the area of interest once mining operations have commenced.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Share-Based Payments

Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. Fair value is determined using an appropriate option pricing model.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company's estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the option premium reserve.

Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where Ordinary Shares are issued, the transaction is recorded at fair value based on the quoted price of the Ordinary Shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.

FINANCIAL INSTRUMENTS

The Company’s principal financial instruments comprise receivables, payables, cash and short-term deposits. The main risks arising from the Company’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. Realized gains and losses associated with these risks are recognized in the income statement as other income or other expenses.

The Company manages its exposure to key financial risks in accordance with the Company’s financial risk management policy. Key risks are monitored and reviewed as circumstances change (e.g. acquisition of a new project) and policies are revised as required. The overall objective of the Company’s financial risk management policy is to support the delivery of the Company’s financial targets whilst protecting future financial security.

Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, the Company does not enter into derivative transactions to mitigate the financial risks. In addition, the Company’s policy is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains. As the Company’s operations change, management will review this policy periodically going forward.

The fair values of receivables, payables, cash and short-term deposits approximate their carrying values.

OUTSTANDING SHARE INFORMATION

As at June 27, 2014, the Company had 352,044,210 fully paid ordinary shares issued and outstanding, 3,550,000 outstanding unlisted options (convertible into 3,500,000 ordinary shares subject to various exercise prices ranging from A$0.50 to A$1.20 and various expiry dates ranging from September 30, 2014 to June 30, 2015), and 4,932,000 outstanding unlisted performance rights (convertible into 4,932,000 ordinary shares subject to various performance conditions and various expiry dates ranging from June 30, 2015 to June 30, 2017).

As at June 27, 2014, Papillon’s un-diluted market capitalisation (based on its trading price on the ASX) was approximately A$674 million (approximately A$690 million calculated on a diluted basis including all ordinary shares and in-the-money options and rights).

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in the Company’s internal control over financial reporting during the three and nine moneths ended March 31, 2014 that materially affect, or are reasonably likely to materially affect, internal control over financial reporting.

COMPETENT PERSON STATEMENTS

The information in this report that relates to Exploration Results is based on information compiled by Mr Andrew Boyd of Cairn Geoscience Limited. Mr Boyd is a Member of the Australian Institute of Geoscientists and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the JORC Code. Mr Boyd consents to the inclusion in this report of the statements based on his information in the form and context in which it appears.

The information in this report that relates to Mineral Resources was prepared and first disclosed under the JORC Code. The information in this report that relates to Mineral Resources is based on, and fairly represents, information compiled by Mr Nic Johnson of MPR Geological Consultants. Mr Johnson is a Member of the Australian Institute of Geoscientists and has sufficient experience, which is relevant to the style of mineralisation and type of deposit under consideration, and to the activity which he is undertaking to qualify as a Competent Person as defined in the JORC Code. Mr Johnson consents to the inclusion in this report of the statements based on his information in the form and context in which it appears.

PAPILLON RESOURCES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2013

INTRODUCTION

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (‘MD&A’) should be read in conjunction with the audited financial statements of Papillon Resources Limited for the year ended June 30, 2013. The effective date of this report is September 23, 2013.

This discussion is current at the date of this MD&A. The financial statements (and the financial information contained in this MD&A) were prepared in accordance with Australian equivalents to International Financial Reporting Standards (‘AIFRS’) rather than Canadian generally accepted accounting principles (‘CGAAP’). All figures are expressed in Australian dollars (‘A$’) unless otherwise indicated.

Unless the context otherwise requires, references in this MD&A to the ‘Company’, ‘Consolidated Entity’, ‘Group’ or ‘Papillon’ are references to Papillon Resources Limited and its subsidiaries.

FORWARD LOOKING STATEMENTS

The following MD&A contains forward looking statements within the meaning of applicable securities laws including, among others, statements made or implied relating to Papillon’s objectives, strategies to achieve those objectives, beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

Forward looking statements generally can be identified by words such as “objective”, “may”, “will”, “expect”, “likely”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or similar expressions suggesting future outcomes or events. All statements, other than statements of historical fact, included herein including, without limitation; statements about the development and exploration potential of Papillon’s properties, use of proceeds and the business objectives of Papillon, are forward-looking statements. By their nature, such forward looking statements are not guarantees of future performance and reflect Papillon’s current beliefs based on information currently available to them. Such statements involve estimates and assumptions that are subject to a number of known and unknown risks, uncertainties and other factors inherent in the businesses of Papillon and the risk factors discussed in materials filed with the relevant securities regulatory authorities from time to time which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Those risks and uncertainties include, but are not limited to: the mining industry (including operational risks; risks in exploration and development; the uncertainties involved in the discovery and delineation of mineral deposits, resources or reserves; and the uncertainty of mineral resource and mineral reserve estimates); the risk of gold commodity price and foreign exchange rate fluctuations; the ability to fund the capital and operating expenses necessary to achieve stated business objectives; the uncertainty associated with commercial negotiations and negotiating with foreign governments; the risks associated with international business activities including disputes with joint venture partners; risks related to operating in the countries in which the company operates; environmental risk; the dependence on key personnel; and the ability to access capital markets.

Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward looking statements in light of the risks set forth above. Except as required by applicable securities laws, Papillon assumes no obligation to update or revise any forward looking statements to reflect new information or the occurrence of future events or circumstances.

OVERVIEW

Papillon Resources Limited is an emerging West African gold developer focused on aggressively fast-tracking the exploration, appraisal and development of its flagship Fekola Project (‘Fekola’ or ‘Project’), located in south western Mali adjacent to the border with Senegal, in order to fulfil its vision of becoming a gold producer in the near term.

Papillon is incorporated under the laws of Australia and listed on the Australian Securities Exchange (the ‘ASX’) under the symbol ‘PIR’.

OVERALL PERFORMANCE

Summary of Operations

Drilling results to date at Fekola have confirmed a significant gold deposit, with a well-defined shallow plunging high grade zone that remains open at depth and along strike.

In January 2013, the Company announced a Mineral Resource Estimate (‘MRE’) for Fekola comprising Measured and Indicated Resources of 44.31 million tonnes averaging 2.46 g/t gold for a contained 3.50 million ounces of gold and Inferred Resources of 10.7 million tonnes averaging 2.1 g/t gold for a contained 0.7 million at a lower cut-off grade of 1.0 g/t gold. The majority of the MRE is contained within a single, continuous, mineralised system.

In June 2013, the Company completed a Pre-Feasibility Study (‘PFS’) for Fekola that yielded extremely positive results, with average annual production in excess of 300,000 ounces over the life of mine, and operating costs less than US$600 per ounce. The PFS confirms the technical viability of the Project, and its ability to produce robust cash flows.

In September 2013, the Company announced an updated MRE for Fekola comprising Measured and Indicated Resources of 60.01 million tonnes averaging 2.40 g/t gold for a contained 4.64 million ounces of gold and Inferred Resource of 8.3 million tonnes averaging 1.9 g/t gold for a contained 0.5 million ounces of gold at a lower cut-off grade of 1.0 g/t gold.

The PFS was based on the MRE announced in January 2013. The updated MRE announced in September 2013 has resulted in a 33% increase in the contained gold in the Measured and Indicated Resource categories. The updated MRE will be incorporated into the Definitive Feasibility Study (‘DFS’).

Following completion of the PFS, the Company is conducting a detailed review prior to the award of the DFS. The intent of the review is to identify opportunities for further reductions in capital and to maximise operating margins through further detailed work streams. The DFS is expected to commence in the December 2013 quarter and is scheduled for completion in 2014.

Papillon has an experienced management team and has established strong relationships in Mali, having been active there since 2003. A key to its success has been the Company’s focus on effective community relations, with the Company playing a very active role within the local community as part of its social responsibility obligations.

The next twelve months for Papillon stand to be very exciting for the Company as it continues to focus on development of Fekola, which will be further propelled by positive results from a further drilling campaign, commencement of a DFS, and completion of the mine permitting process. The advancement of Fekola will position the Company to increase stakeholder value through the successful exploration, appraisal and ultimately the development of its world class Fekola Project.

Results of Operations

The net loss of the Consolidated Entity attributable to members of the Company for the year ended 30 June 2013 was A$6.4 million (2012: A$5.2 million), an increase of A$1.2 million compared with the previous year loss.

At 30 June 2013, the Group had cash reserves of A$53.4 million (2012: A$22.0 million) with no debt. This puts the Group in a very strong financial position and will allow the Group to continue its various planned development and exploration initiatives at Fekola.

At 30 June 2013, the Company had net assets of A$106.0 million (2012: A$41.2 million), an increase of A$64.8 million compared with the previous year.

Business Strategies and Prospects for Future Financial Years

The objective of the Group is to create long-term shareholder value by becoming a Western African gold producer in the near-term, through the development of its flagship Fekola Project located in south western Mali.

To date, the Group has not commenced production of any minerals, nor has it identified an Ore Reserve in accordance with the JORC Code. To achieve its objective, the Group currently has the following business strategies and prospects:

•	Complete a DFS on the Fekola Project, which is scheduled for completion in 2014;
•	Complete further drilling programs to expand the existing MRE at Fekola and upgrade the resource classifications;
•	Complete the permitting process for Fekola, which is already underway, and obtain a Mining Permit for the Project;
•	Commence evaluation of project finance options for the Project;
•	Commence early site works and infrastructure construction at Fekola;
•	Subject to the results of a positive DFS, obtaining all necessary permits and licences and project financing, advance Fekola through the development and construction phases and into production; and
•	Further explore the Group’s portfolio of gold tenements in western and southern Mali.

Risks and Uncertainties

The Company’s planned activities are inherently risky and the Board is unable to provide certainty of the expected results of these activities, or that any or all of these likely developments will be achieved. The material business risks faced by the Group that could have an effect on the Group’s future prospects, and how the Group manages these risks, include:

•

The Company’s activities will require further capital – The development of the Company’s exploration properties will require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration and any development of the Company’s properties or even a loss of property interest. The Company’s Board is experienced in capital markets and financing resource projects, however there can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company;

•

The Company is subject to sovereign risk of the Republic of Mali – The Company’s operations in the Republic of Mali are exposed to various levels of political, economic, regulatory and other risks and uncertainties. The Republic of Mali is a developing country. There can be no assurances that the ongoing political uncertainty and violence in the Republic of Mali will not directly impact the Company’s operations or its ability to attract new funding for its operations;

•

The Company’s properties are not yet in production – The exploration and development of mineral deposits involves a high degree of risk. Few properties which are explored are ultimately developed into producing mines. To mitigate this risk, the Company has undertaken systematic and staged exploration and testing programs and a number of technical and economic studies with respect to its projects. Further studies will also be completed prior to making a decision to mine, however there can be no guarantee that the properties will be successfully brought into production;

•

The Company may be adversely affected by fluctuations in commodity prices – The price of gold fluctuates widely and is affected by numerous factors beyond the control of the Company. Future production, if any, from the Company’s mineral properties will be dependent upon the price of gold being adequate to make these properties economic. The Company currently does not engage in any hedging or derivative transactions to manage commodity price risk. As the Company’s operations change, this policy will be reviewed periodically going forward; and

•

Global financial conditions may adversely affect the Company’s growth and profitability – Many industries, including the mineral resource industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A slowdown in the financial markets or other economic conditions may adversely affect the Company’s growth and ability to finance its activities.

SELECTED ANNUAL INFORMATION

	Financial Year Ended
(thousands of A$, except per share amounts, rounded to the nearest hundredth)	June 30, 2013	June 30, 2012	June 30, 2011
Interest revenue	1,231	959	487
Other income	-	522	104
Net loss after tax	(6,392)	(5,421)	(1,588)
Net loss per share – basic	(2.24)	(2.33)	(0.91)
Net loss per share – diluted	(2.24)	(2.33)	(0.91)
Cash and cash equivalents	53,382	22,009	15,859
Total assets	112,531	45,338	29,105
Total long-term financial liabilities	-	-	-
Cash dividends declared per share	-	-	-

Year ended June 30, 2013 compared to the year ended June 30, 2012

The net loss of the Consolidated Entity attributable to members of the Company for the year ended 30 June 2013 was A$6.4 million (2012: A$5.2 million), an increase of A$1.2 million compared with the previous year loss. The major items impacting on the net loss for 2013 were:

(iii)

Share-based payment expenses which increased from A$2.8 million in 2012 to A$3.7 million in 2013 due to incentive securities issued to key management personnel and other key employees and consultants of the Group in the current and prior years. The expense results from the Group’s accounting policy of expensing the fair value (determined using an appropriate pricing model) of incentive securities granted on a straight-line basis over the vesting period of the options and rights;

(iv)

Corporate and administration expenses which increased from A$1.0 million in 2012 to A$1.7 million in 2013 due to increased costs to support the growth and development of Fekola during 2013, and increased corporate focus, including efforts associated with investor relations;

(v)

Employment expenses which increased from A$1.0 million in 2012 to A$1.3 million in 2013 due to additional staffing requirements to support the growth and development of Fekola in 2013, including the key appointments of Mr Mark Connelly as Group Managing Director and CEO in November 2012, and Mr Guy de Grandpré as in-country Managing Director – Mali in January 2013; and

(vi)

Exploration and evaluation expenses decreased from A$2.1 million in 2012 to A$0.1 million in 2013 due to a one-off write-down in the prior financial year of capitalised exploration and evaluation expenditure as a result of the relinquishment of certain non-core exploration tenements.

At 30 June 2013, the Group had cash reserves of A$53.4 million (2012: A$22.0 million) with no debt. This puts the Group in a very strong financial position and will allow the Group to continue its various planned development and exploration initiatives at Fekola.

At 30 June 2013, the Company had net assets of A$106.0 million (2012: A$41.2 million), an increase of A$64.8 million compared with the previous year. The major items impacting on net assets for 2013 were:

(i)	An increase in exploration and evaluation assets from A$21.3 million in 2012 to A$56.6 million in 2013 due to:

•

The Group’s accounting policy of capitalising exploration and evaluation expenditures incurred by the Group which totalled A$27.4 million for 2013 (2012: A$13.1 million). The increase in exploration and evaluation expenditures is directly attributable to the Group’s increased exploration and evaluation activities at Fekola which included the completion of a Scoping Study, a PFS, and an extensive drilling program which led to an upgraded MRE; and

•

A positive foreign exchange difference of A$7.9 million (2012: negative A$2.3 million) resulting from the translation of the Group’s exploration and evaluation assets from functional currency (CFA francs) to the Group’s presentation currency (Australian dollars). The increase in the foreign exchange difference is attributable to CFA francs (which is fixed to the Euro) appreciating against the Australian dollar during 2013; and

(ii)	An increase in cash and cash equivalents from A$22.0 million in 2012 to A$53.4 million in 2013 due to:

•

Proceeds from capital raisings completed during the year of A$60.7 million after costs, which includes an institutional placement of 39.5 million ordinary shares to raise A$52.9 million before costs, the exercise of 50.1 million listed options to raise A$10.0 million, and the exercise of 2.5 million Incentive Options to raise A$0.5 million;

•

Funds used during the year in relation to investing activities of A$26.9 million, which includes cash payments for exploration and evaluation expenditures of A$25.6 million as a result of the Group’s increased exploration and evaluation activities at Fekola as discussed above; and

	•	Funds used during the year in relation to operating activities of A$2.4 million relating to employment, administration, corporate, and occupancy costs.

DISCUSSION OF OPERATIONS

The Company has joint venture interests in a portfolio of gold tenements (granted licences and applications) in western and southern Mali. During the financial year, the Company’s primary focus continued to be the advancement of the Fekola Project located in south western Mali adjacent to the border with Senegal.

Fekola Project

2013 drilling program

The 2013 drilling program was concluded in June 2013 and consisted of a mix of reverse circulation (‘RC’) and diamond (‘DD’) drilling. During the 2013 season, the Company drilled over 85,000 metres including approximately 27,500 metres of DD (including RC with DD tail) and approximately 57,500 metres of RC, at the Fekola Project.

The key objectives of the drilling program were to expand the MRE at Fekola, down dip and along plunge of the existing mineralisation, test a number of priority targets along and near the Fekola Corridor, facilitate the refinement of the existing geological model and the generation of additional exploration targets regionally surrounding the Fekola Project, and complete geotechnical, hydrogeology and other drilling.

Scoping Study

A Scoping Study was completed in early October 2012 and yielded positive results with respect to the technical and economic viability of Fekola including life of mine (‘LOM’) average annual production of 231,000 ounces gold, LOM average cash operating costs of US$596 per ounce of gold and a capital cost, including all associated project infrastructure, of US$298 million.

Mineral Resource Estimate

In July 2012, the Company announced a maiden MRE for Fekola comprising Indicated Resources of 10.5 million tonnes averaging 2.75 g/t gold for a contained 0.93 million ounces of gold and Inferred Resources of 30 million tonnes averaging 2.3 g/t gold for 2.21 million ounces of gold at a lower cut-off grade of 1.0 g/t gold.

In January 2013, the Company announced an updated MRE for Fekola comprising Measured and Indicated Resources of 44.31 million tonnes averaging 2.46 g/t gold for a contained 3.50 million ounces of gold and Inferred Resources of 10.7 million tonnes averaging 2.1 g/t gold for a contained 0.7 million ounces of gold at a lower cut-off grade of 1.0 g/t gold.

In September 2013, the Company announced a further updated MRE for Fekola comprising Measured and Indicated Resources of 60.01 million tonnes averaging 2.40 g/t gold for a contained 4.64 million ounces of gold and Inferred Resource of 8.3 million tonnes averaging 1.9 g/t gold for a contained 0.5 million ounces of gold at a lower cut-off grade of 1.0 g/t gold.

The MRE’s were prepared by independent consultants, MPR Geological Consultants Pty Ltd (‘MPR’), and are reported in accordance with the JORC Code.

Fekola Project, Mineral Resource Estimate, September 2013
	Tonnage (million tonnes)	Grade (Au g/t)	Contained Gold (million ounces)
Measured Resource	40.44	2.43	3.16
Indicated Resource	19.57	2.35	1.48
Sub Total Measured & Indicated	60.01	2.40	4.64
Inferred Resource	8.3	1.9	0.5

Notes:	The resource is reported at a lower cut-off grade of 1.0 g/t gold
The resource is estimated on a 100% basis of which 90% is attributable to Papillon Resources Limited
All figures are rounded to reflect appropriate levels of confidence. Apparent differences occur due to rounding

The September 2013 MRE incorporates the results from the 2013 drilling campaign, and is based on data from approximately 127,000 metres of combined reverse circulation and diamond drilling. The drilling extends over a strike length of approximately 5.1 kilometres, and to a maximum vertical depth of 480 metres, which represents only a small portion of the strike extent of the highly prospective Fekola Corridor. The mineralisation remains open at depth and along strike to the north and potential exists to increase the resource base with ongoing work.

Pre-Feasibility Study

Following completion of the Scoping Study in October 2012, the Company immediately commenced the PFS for Fekola. During the PFS phase, the Company undertook a more detailed metallurgical test program and further mine scheduling optimisations. In addition, the Company undertook geotechnical, project infrastructure and power studies and value engineering aimed at identifying opportunities to further enhance the Project economics through capital and operating cost reductions.

The PFS, which was managed by Papillon, retained the core team of independent specialists used for the Scoping Study and was completed in June 2013. The positive results of the PFS confirmed the technical viability and robust economics of the Project including:

  Average annual production of 306,000 ounces of gold, during the LOM;
  Initial mine life of nine years with significant potential for extensions;
  Average plant mill feed grade of 2.73 g/t gold;
  Average operating costs (C1 cash costs) of approximately US$580 per ounce LOM;
  All-in-sustaining cash costs including corporate overheads, sustaining capital, exploration expenditure and royalties of approximately US$725 per ounce LOM;
  Capital cost, including all associated project infrastructure, of US$292 million (including 15% contingency); and
  Strong cash flow generation with potential average annual pre-tax operating cash flows of approximately US$190 million LOM using a flat US$1,300 per ounce gold price.

As per the Scoping Study, the PFS also contemplates the use of conventional open pit mining methods comprising diesel-powered truck and shovel operations, in combination with an effective drill and blast plan, for the mining of both ore and waste.

As part of the PFS, a series of optimisations were completed on the MRE. Materials classified in the Measured and Indicated Resource categories were used in the optimisation process, with the results used to develop the LOM mining schedule. Inputs for the Whittle optimisation process included: flat US$1,300 per ounce gold price; 10% discount rate; 89-93% processing recovery; overall pit wall slope angles of 48.5 degrees; and lower cut-off grade of 1.1 g/t gold.

As part of the PFS, the Company selected core samples from four regions of the Fekola open pit relating to the mining schedule and used these as part of the detailed metallurgical test work program. This complements the previous metallurgical test work conducted for the Project. The extensive batch test work confirms that the ore at Fekola exhibits simple metallurgical characteristics amenable to Gravity Recovery by gravity concentration and a conventional CIL process.

Permitting

In May 2013, the Company announced the award of an Environmental Permit for Fekola. The granting of the Environmental Permit followed a significant amount of work conducted over 18 months, including baseline environmental and social studies and culminating with the submission of an Environmental and Social Impact Assessment (‘ESIA’) to the Malian Government as the key supporting document for the Environmental Permit application for the Project.

Following completion of the PFS and ESIA, the Company filed an application with the relevant Malian authorities for a Mining Permit (Permis d’Exploitation) over the Project area. A granted Mining Permit is valid for up to 30 years and is renewable for a further 30 years if required.

Definitive Feasibility Study

Following completion of the PFS, the Company will commence a detailed review prior to the award of the DFS. The intent of the review is to identify opportunities for further reductions in capital and to maximise operating margins through further detailed work streams.

Acquired additional 10% ownership

In September 2012 the Company moved to 90% ownership of Fekola by acquiring an additional 10% of Songhoi Resources SARL from its local partner, Mani SARL. Songhoi wholly owns the tenement which hosts Papillon’s flagship Fekola Project.

Corporate

Capital raising

In March 2013 the Company completed a placement of 39.5 million ordinary shares of the Company to institutional and sophisticated investors in Australia, Asia, Europe and North America to raise gross proceeds of A$52.9 million.

Management team

Mr Mark Connelly was appointed as Managing Director and CEO in November 2012. Mr Connelly was previously Chief Operating Officer of Endeavour Mining Corporation, following its merger with Adamus Resources Limited, where he was Managing Director and CEO. Endeavour Mining operates three gold mines producing approximately 300,000 ounces per annum in Ghana, Mali and Burkina Faso and has a fourth mine under construction in Côte d'Ivoire.

SUMMARY OF QUARTERLY RESULTS

No discussion of quarterly results for the eight most recently completed quarters has been included herein due to the fact that quarterly financial statements have not been prepared by Papillon as they are not required under the laws of Australia.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2013, the Company had cash reserves of A$53.4 million which is sufficient to meet exploration, development, corporate, administrative, and anticipated capital expenditures over the next 12 months.

The following is a summary of the Company’s outstanding commitments as at June 30, 2013:

Contractual Obligations	Payments Due by Period
	Total	Less than 1	1-3 years	4-5 years	After 5 years
(thousands of A$)		year
Long Term Debt	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Leases	45	45	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long Term Obligations	-	-	-	-	-
Total Contractual Obligations	45	45	-	-	-

OFF-BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet transactions.

TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation.

SUBSEQUENT EVENTS

(i)

On 3 September 2013 the Company announced an updated MRE for Fekola comprising Measured and Indicated Resources of 60.01 million tonnes averaging 2.40 g/t gold for a contained 4.64 million ounces of gold and Inferred Resource of 8.3 million tonnes averaging 1.9 g/t gold for a contained 0.5 million ounces of gold at a lower cut-off grade of 1.0 g/t gold.

Other than as disclosed above, there were no significant events occurring after June 30, 2013 requiring disclosure.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

The Company’s Annual Financial Report was prepared in accordance with AIFRS, and a description of the Company’s significant accounting policies is provided in Note 1 to the Annual Financial Report. Management is required to make various estimates and judgments in determining the reported amounts of assets, liabilities, revenues and expenses for each period presented and in the disclosure of commitments and contingencies. Management considers the following to be the critical accounting policies which reflect its more significant estimates and judgments used in the preparation of the Annual Financial Report. The Company has neither provided nor is required to provide a reconciliation of its financial statements to CGAAP.

The Company’s significant accounting policies are outlined below:

Exploration and Development Expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method and with AASB 6 Exploration for and Evaluation of Mineral Resources.

Exploration and evaluation expenditure encompasses expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

For each area of interest, expenditure incurred is capitalised and recognised as an exploration and evaluation asset. Exploration and evaluation assets are measured at cost at recognition and are recorded as an asset if:

(i)	the rights to tenure of the area of interest are current; and

(ii)	at least one of the following conditions is also met:

  the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and
  exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Capitalised exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalised exploration costs is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in previous years.

Where a decision is made to proceed with development, accumulated expenditure is tested for impairment and transferred to development properties, and then amortised over the life of the reserves associated with the area of interest once mining operations have commenced.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Share-Based Payments

Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. Fair value is determined using an appropriate option pricing model.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company's estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the option premium reserve.

Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where Ordinary Shares are issued, the transaction is recorded at fair value based on the quoted price of the Ordinary Shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.

FINANCIAL INSTRUMENTS

The Company’s principal financial instruments comprise receivables, payables, cash and short-term deposits. The main risks arising from the Company’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. Realized gains and losses associated with these risks are recognized in the income statement as other income or other expenses.

The Company manages its exposure to key financial risks in accordance with the Company’s financial risk management policy. Key risks are monitored and reviewed as circumstances change (e.g. acquisition of a new project) and policies are revised as required. The overall objective of the Company’s financial risk management policy is to support the delivery of the Company’s financial targets whilst protecting future financial security.

Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, the Company does not enter into derivative transactions to mitigate the financial risks. In addition, the Company’s policy is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains. As the Company’s operations change, management will review this policy periodically going forward.

The fair values of receivables, payables, cash and short-term deposits approximate their carrying values.

OUTSTANDING SHARE INFORMATION

As at September 23, 2013, the Company had 337,944,210 fully paid ordinary shares issued and outstanding, 17,650,000 outstanding unlisted options (convertible into 17,650,000 ordinary shares subject to various exercise prices ranging from A$0.50 to A$1.20 and various expiry dates ranging from January 18, 2014 to June 30, 2015), and 3,885,000 outstanding unlisted performance rights (convertible into 3,885,000 ordinary shares subject to various performance conditions and various expiry dates ranging from June 30, 2014 to June 30, 2016).

As at September 23, 2013, Papillon’s un-diluted market capitalisation (based on its trading price on the ASX) was approximately A$368 million (approximately A$385 million calculated on a diluted basis including all ordinary shares and in-the-money options and rights).

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in the Company’s internal control over financial reporting during the financial year ended June 30, 2013 that materially affect, or are reasonably likely to materially affect, internal control over financial reporting.

COMPETENT PERSON STATEMENTS

The information in this report that relates to Exploration Results is based on information compiled by Mr Andrew Boyd of Cairn Geoscience Limited. Mr Boyd is a Member of the Australian Institute of Geoscientists and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the JORC Code. Mr Boyd consents to the inclusion in this report of the statements based on his information in the form and context in which it appears.

Information in this report that relates to Mineral Resources is based on information compiled by Mr Nic Johnson of MPR Geological Consultants. Mr Johnson is a Member of the Australian Institute of Geoscientists and has sufficient experience, which is relevant to the style of mineralisation and type of deposit under consideration, and to the activity which he is undertaking to qualify as a Competent Person as defined in the JORC Code. Mr Johnson consents to the inclusion of such information in this report in the form and context in which it appears.

SCHEDULE G

PAPILLON AUDIT COMMITTEE CHARTER

1.     Composition

An Audit Committee is to be maintained comprising at least two non-executive directors with at least one director also being independent, if possible.

The Audit Committee should be of sufficient size, independence and technical expertise to discharge its mandate effectively.

The Audit Committee will appoint a Secretary to the Committee.

2.     Role

The role of the Audit Committee is to safeguard the integrity of the Company’s financial reporting and oversee the independence of the external auditors.

3.     Operations

The committee is to meet at least annually and otherwise as required. Minutes of all meetings of the committee are to be kept.

4.     Responsibilities

The charter of the Audit Committee is to:

•

review the annual, half-year and concise (if any) financial reports and other financial information distributed externally, including new accounting policies to ensure compliance with International Accounting Standards and generally accepted accounting principles;

•	monitor corporate risk assessment processes;

•

consider whether non-audit services provided by the external auditor are consistent with maintaining the external auditor's independence. The external auditor is to provide an annual declaration of independence;

•	review the nomination and performance of the external auditor;

•	monitor the establishment of appropriate ethical standards;

•	monitor the procedures to ensure compliance with the Corporations Act 2001 and the ASX Listing Rules and all other regulatory requirements;

•	address any matters outstanding with auditors, Australian Taxation Office (ATO), Australian Securities and Investments Commission (ASIC), ASX Limited (ASX) and financial institutions;

•	review the performance of the external auditors on an annual basis and meets with them during the year as follows:

o

to discuss the external audit, identifying any significant changes in structure, operations, internal controls or accounting policies likely to impact the financial statements and to review the fees proposed for the audit work to be performed;

	o	to review the half-year and preliminary final report prior to lodgement with the ASX, and any significant adjustments required as a result of the auditor's findings;

	o	recommend Board approval of these documents and to finalise half-year and annual reporting;

•	review the results and findings of the auditor, the adequacy of accounting and financial controls and to monitor the implementation of any recommendations made;

•	review the draft financial report and recommend Board approval of the financial report;

•	organise, review and report as required on any special reviews or investigations deemed necessary by the Board.

G-1

SCHEDULE H

PRO FORMA FINANCIAL STATEMENTS
PRO FORMA CONSOLIDATED BALANACE SHEET
(Unaudited)
As at March 31, 2014
(Expressed in thousands of United States dollars)

	As	Papillon	Pro		Pro
	Reported	Adjusted	Forma		Forma
	B2Gold	(Note 6 (a))	Adjustments	Notes	Consolidated
Assets
Current
Cash & cash equivalents	$183,537	$38,285	$(9,550)	4 (a)	$214,082
			(5,702)	4 (a)
			7,512	4 (d)
Accounts receivable and prepaids	18,378	399	-		18,777
Current value-added and other tax receivables	29,766	-	-		29,766
Inventories	82,021	-	-		82,021
	313,702	38,684	(7,740)		344,646
Long-term investments	21,772	-	-		21,772
Value-added tax receivables	30,874	-	-		30,874
Mining interests
-Owned by subsidiaries	1,571,715	65,392	612,706	4 (b)	2,249,813
-Investments in joint ventures	153,454	-	-		153,454
Goodwill	202,070	-	-		202,070
Other assets	18,788	-	-		18,788
	$2,312,375	$104,076	$604,966		$3,021,417
Liabilities
Current
Accounts payable and accrued liabilities	$36,494	$3,261	$-		$39,755
Current taxes payable	13,497	-	-		13,497
Current portion of long- term debt	22,804	-	-		22,804
Current portion of unrealized fair value of derivative instruments	1,633	-	-		1,633
Current portion of mine restoration provisions	1,345	-	-		1,345
Other	473	-	-		473
	76,246	3,261	-		79,507
Unrealized fair value of derivative instruments	1,198	-	-		1,198
Long-term debt	339,344	-	-		339,344
Mine restoration provisions	45,497	-	-		45,497
Deferred income taxes	186,496	-	-		186,496
Employee benefits obligations	6,938	-	-		6,938
	655,719	3,261	-		658,980
Shareholders’ Equity
Share capital	1,522,126	109,200	638,257	4 (b)	2,160,383
			7,512	4 (d)
			(116,712)	4 (b)
Contributed surplus	55,208	5,294	(5,294)	4 (b)	55,208
Accumulated other comprehensive loss	(37,310)	6,124	(6,124)	4 (b)	(37,310)
Retained earnings (deficit)	108,635	(20,801)	26,503	4 (b)	108,635
			(5,702)	4 (a)
Non-controlling interests	7,997	998	67,524	4 (c)	75,521
			(998)	4 (b)
	1,656,656	100,815	604,966		2,362,437
	$2,312,375	$104,076	$604,966		$3,021,417

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

B2GOLD CORP.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)
For the three month period ended March 31, 2014
(Expressed in thousands of United States dollars except share and per share amounts)

	As	Papillon	Pro		Pro
	Reported	Adjusted	Forma		Forma
	B2Gold	(Note 6(b))	Adjustments	Notes	Consolidated

Gold revenue	$129,020	$-	$-		$129,020

Cost of sales
Production costs	(62,305)	-	-		(62,305)
Depreciation and depletion	(25,310)	-	-		(25,310)
Royalties and production taxes	(4,310)	-	-		(4,310)
	(91,925)	-	-		(91,925)
Gross profit	37,095				37,095

General and administrative	(7,322)	(1,056)	-		(8,378)
Share-based payments	(3,391)	(492)	-		(3,883)
Foreign exchange losses	(332)	-	-		(332)
Other	(910)	-	-		(910)
Operating income (loss)	25,140	(1,548)	-		23,592

Loss on fair value of convertible notes	(38,287)	-	-		(38,287)
Community relations	(1,509)	-	-		(1,509)
Interest and financing costs	(995)	-	-		(995)
Realized losses on derivative instruments	(566)	-	-		(566)
Unrealized losses on derivative instruments	(88)	-	-		(88)
Accretion of mine restoration provisions	(298)	-	-		(298)
Write-down of long-term investments	(262)	-	-		(262)
Other	1,468	342	-		1,810
Loss before taxes	(15,397)	(1,206)	-		(16,603)

Current income tax, withholding and other taxes	(9,459)	-	-		(9,459)
Deferred income tax recovery	878	-	-		878
Net loss for the period	$(23,978)	$(1,206)	$-		$(25,184)

Loss per share
Basic	$(0.04)				$(0.03)
Diluted	$(0.04)				$(0.03)

Weighted average number of shares outstanding
Basic	671,755			5	909,146
Diluted	671,755			5	909,146

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

B2GOLD CORP.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)
For the twelve month period ended December 31, 2013
(Expressed in thousands of United States dollars except share and per share amounts)

	As	Papillon	Pro		Pro
	Reported	Adjusted	Forma		Forma
	B2Gold	(Note 6(c))	Adjustments	Notes	Consolidated

Gold revenue	$544,272	$-	$-		$544,272

Cost of sales
Production costs	(261,896)	-	-		(261,896)
Depreciation and depletion	(85,855)	-	-		(85,855)
Royalties and production taxes	(16,706)	-	-		(16,706)
Inventory fair value adjustments on CGA acquisition	(32,869)	-	-		(32,869)
	(397,326)	-	-		(397,326)
Gross profit	146,946	-	-		146,946
Gain on sale of Brucejack royalty	44,496	-	-		44,496
General and administrative	(31,869)	(3,647)	-		(35,516)
Share-based payments	(18,328)	(3,130)	-		(21,458)
Write-off of mineral property interests	(9,564)	-	-		(9,564)
CGA acquisition costs	(5,859)	-	-		(5,859)
Foreign exchange losses	(4,748)	-	-		(4,748)
Other	(4,876)	-	-		(4,876)
Operating income (loss)	116,198	(6,777)	-		109,421

Gain on fair value of convertible notes	22,815	-	-		22,815
Write-down of long-term investments	(20,552)	-	-		(20,552)
Convertible notes transaction costs	(9,683)	-	-		(9,683)
Community relations	(8,079)	-	-		(8,079)
Realized losses on derivative instruments	(4,815)	-	-		(4,815)
Unrealized losses on derivative instruments	(2,660)	-	-		(2,660)
Interest and financing costs	(2,991)	-	-		(2,991)
Accretion of mine restoration provisions	(2,606)	-	-		(2,606)
Other	(522)	1,762	-		1,240
Income (loss) before taxes	87,105	(5,015)	-		82,090

Current income tax, withholding and other taxes	(22,899)	-	-		(22,899)
Deferred income tax recovery	3,097	-	-		3,097
Net income (loss) for the
period	$67,303	$(5,015)	$-		$62,288

Earnings per share
Basic	$0.11				$0.07
Diluted	$0.07				$0.04

Weighted average number of shares outstanding
Basic	636,130			5	873,521
Diluted	663,785			5	901,176

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
For the three months ended March 31, 2014 and for the twelve months ended December 31, 2013
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

1.	BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet of B2Gold Corp. (“B2Gold”) as at March 31, 2014 and unaudited pro forma consolidated statements of operations for the three month period ended March 31, 2014 and the twelve month period ended December 31, 2013 have been prepared by the management of B2Gold in accordance with B2Gold’s accounting policies as described in notes 3 and 4 of B2Gold’s audited annual consolidated financial statements for illustrative purposes only, to show the effect of the merger implementation agreement (“Merger Agreement”) entered into with Papillon Mining Limited (“Papillon”), more fully described in Note 3, pursuant to which B2Gold agreed to acquire all of the issued and outstanding securities of Papillon, resulting in the acquisition of Papillon by B2Gold.

Amounts in these unaudited pro forma consolidated financial statements and notes are represented in U.S. dollars (“US$”) unless otherwise indicated. The Papillion consolidated balance sheet and consolidated statements of operations have been translated from Australian dollars (“A$”) to US$ as described in Note 6.

The unaudited pro forma consolidated balance sheet has been prepared as if the asset acquisition described in Note 3 had occurred on March 31, 2014 using the unaudited consolidated balance sheet of B2Gold as at March 31, 2014 and the unaudited consolidated balance sheet of Papillon as at March 31, 2014 (Note 6(a)).

The unaudited pro forma consolidated statement of operations for the three month period ended March 31, 2014 has been prepared as if the asset acquisition described in Note 3 occurred on January 1, 2013 using the unaudited consolidated statement of operations of B2Gold for the three months ended March 31, 2014 and the unaudited consolidated statement of operations of Papillon for the three month period ended March 31, 2014 (Note 6(b)).

The unaudited pro forma consolidated statement of operations for the twelve month period ended December 31, 2013 has been prepared as if the asset acquisition described in Note 3 occurred on January 1, 2013 using the audited consolidated statement of operations of B2Gold for the year ended December 31, 2013 and the unaudited constructed consolidated statement of operations of Papillon for the twelve month period ended December 31, 2013 (Note 6(c)).

The unaudited pro forma consolidated statements of operations of B2Gold and Papillon used in the pro forma statements were constructed for the sole purpose of the pro forma statements.

It is management’s opinion that these unaudited pro forma consolidated financial statements present in all material respects, the transactions, assumptions and adjustments described in Notes 3 and 4, in accordance with B2Gold’s accounting policies. Actual amounts recorded upon consummation of the transaction will likely differ from those recorded in these unaudited pro forma consolidated financial statements. Any integration costs that may be incurred upon consummation of the transaction have been excluded from these unaudited pro forma consolidated financial statements. Further, the unaudited pro forma consolidated statements of operations are not necessarily indicative of the results of operations that may be obtained in the future.

These unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of B2Gold and Papillon.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those as set out in B2Gold’s audited consolidated financial statements for the year ended December 31, 2013. In preparing the unaudited pro forma consolidated financial information, a review was undertaken to identify Papillon accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after completion of the proposed acquisition. The significant accounting policies of Papillon are believed to conform in all material respects to those of B2Gold.

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
For the three months ended March 31, 2014 and for the twelve months ended December 31, 2013
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

Certain elements of Papillon’s consolidated financial statements have been reclassified to provide a consistent format.

3.	ASSET ACQUISITION

On June 3, 2014, B2Gold and Papillon entered into the Merger Agreement, the terms of which provide that Papillon shareholders will receive 0.661 B2Gold common shares for each existing Papillon ordinary share held (“Merger Consideration”).

B2Gold will also acquire all of the outstanding Papillon stock options (the “Papillon Options”) and issue B2Gold shares as consideration for the cancellation of the options based on the in-the-money amount of such Papillon Options determined by using the value implied by the Merger Consideration as at June 2, 2014.

The parties expect that the transaction will be structured as an acquisition of ordinary shares of Papillon by way of a scheme of arrangement under the Australian Corporations Act 2001 (“Scheme”). Upon completion of the Scheme, existing B2Gold shareholders and former Papillon shareholders will own approximately 74% and 26%, respectively, of the issued and outstanding B2Gold common shares. B2Gold will indirectly hold Papillon’s current 90% indirect interest in the Fekola gold project in Mali.

There are currently 352.0 million ordinary shares of Papillon issued and outstanding along with 3.26 million share rights exercisable into common shares for no additional consideration. B2Gold expects to issue an aggregate of up to 236.0 million common shares in connection with the Scheme. It is expected that the cancellation of the Papillon Options will also result in the issuance of approximately 1.4 million B2Gold common shares.

The Scheme is subject to regulatory, Australian Court, shareholder, and third party approvals, together with other customary conditions. Regulatory approvals include approval by the Australian Foreign Investment Review Board, and Australian Stock Exchange and Toronto Stock Exchange approvals in respect of the issue of new B2Gold common shares under the Scheme and as consideration for the cancellation of the Papillon Options. Assuming that all of the conditions to the transaction are satisfied or waived, as applicable, B2Gold expects that the transaction will be implemented on or prior to October 3, 2014.

The arrangement is expected to be accounted for by B2Gold as a purchase of net assets.

The unaudited pro forma consolidated financial information assumes that the cost of acquisition will include the fair value of B2Gold shares issued, including the Papillon Options, based on the issuance of 237.4 million B2Gold shares at Cdn.$2.94 per share (the closing share price on the TSX on August 11, 2014) and a foreign exchange rate of Cdn.$1.0935 to $1 and estimated B2Gold transaction costs of $9.6 million equaling a total estimated purchase price of $647.8 million. Under IFRS the actual measurement date of the purchase price will occur on the date the consideration is paid. Consequently, the value of the purchase price for accounting purposes will differ from the amount assumed in these unaudited pro forma consolidated financial statements due to any future changes in the market price of B2Gold shares or in the number of Papillon ordinary shares issued and outstanding.

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
For the three months ended March 31, 2014 and for the twelve months ended December 31, 2013
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

The preliminary purchase price allocation is subject to change and is summarized as follows:

Preliminary purchase price:

237,391,136 common shares of B2Gold issued on acquisition	$638,257
Transaction costs (estimated)	9,550
Total preliminary purchase price	647,807

Net assets acquired:

Current assets	$40,494
Mining interests	678,098
Current liabilities	(3,261)
Non-controlling interest	(67,524)

Total net assets acquired	$647,807

The fair value of the net assets of Papillon to be acquired will ultimately be determined after the closing of the Merger. Therefore, it is likely that the allocation of the relative fair value of the net assets acquired will vary from those shown above and the differences may be material.

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS Pro forma adjustments to the consolidated balance sheet:

a)

To decrease cash and cash equivalents for the recording of B2Gold’s estimated transaction expenses totalling $9.55 million, which are included in the preliminary purchase price and Papillon’s estimated transaction expenses totalling $5.7 million, which are expensed by Papillon.

	b)	To record the acquisition of Papillon at a purchase price of $647.8 million as detailed in Note 3 and to eliminate the book value of Papillon’s shareholders’ equity accounts.
c)

Non-controlling interest of $67.5 million recorded pertains to the 10% minority interest in the Fekola Gold Project, calculated based on B2Gold’s purchase price of $647.8 million less cash and cash equivalents acquired of $40.5 million. No value has been prescribed to the 10% free carried interest held by the Government of Mali since the exploitation company and related carried interest have not yet been incorporated.

The excess of the purchase price over the book value of Papillon’s current assets and current liabilities acquired was allocated to mining interests.
d)

To increase cash and cash equivalents for cash collected from the exercise of Papillon stock options subsequent to March 31, 2014 to reflect the total outstanding ordinary shares at the acquisition date.

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
For the three months ended March 31, 2014 and for the twelve months ended December 31, 2013
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

5.	PRO FORMA EARNINGS (LOSS) PER SHARE

Pro forma basic and diluted earnings per share for the three month period ended March 31, 2014 and for the twelve month period ended December 31, 2013 have been calculated based on the actual weighted average number of B2Gold common shares outstanding for the respective periods and the assumed number of B2Gold common shares issued to Papillon shareholders and option holders effective on January 1, 2013.

	Three month	Twelve month
	period ended	period ended
	March 31,	December 31,
	2014	2013

Basic (loss) earnings per share:
Basic weighted average number of B2Gold common shares outstanding for the period (in thousands)	671,755	636,130
Assumed number of B2Gold common shares to be issued to Papillon shareholders and option holders (in thousands)	237,391	237,391
Pro forma weighted average number of common shares outstanding for the period (in thousands)	909,146	873,521

Pro forma consolidated net (loss) earnings	$(25,184)	$62,288

Pro forma (loss) earnings per share - basic	$(0.03)	$0.07

	Three month	Twelve month
	period ended	period ended
	March 31,	December 31,
	2014	2013

Diluted earnings per share:
Diluted weighted average number of common shares outstanding for the period (in thousands)	671,755	663,785
Assumed number of B2Gold common shares to be issued to Papillon shareholders and option holders (in thousands)	237,391	237,391
Pro forma weighted average number of common shares outstanding for the period – diluted (in thousands)	909,146	901,176

Pro forma consolidated net (loss) earnings	$(25,184)	$62,288
Gain on fair value of convertible notes	-	(22,815)
Diluted pro forma consolidated net (loss) earnings	(25,184)	39,473

Pro forma (loss) earnings per share - diluted	$(0.03)	$0.04

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
For the three months ended March 31, 2014 and for the twelve months ended December 31, 2013
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

6.	ADJUSTED STATEMENTS OF PAPILLON

	a)	Balance sheet as at March 31, 2014

The balance sheet was translated was translated using a rate of A$1.0783 to $1 in effect as of March 31, 2014.

	Per Scheme	Papillon
	Booklet,	Adjusted,
	A$	US$
Assets
Current
Cash & cash equivalents	$41,283	$38,285
Accounts receivable and prepaids	430	399
	41,713	38,684
Mining interests
-Owned by subsidiaries	70,512	65,392
	$112,225	$104,076
Liabilities
Current
Accounts payable & accrued liabilities	$3,517	$3,261
	3,517	3,261
Shareholders’ Equity
Share capital	117,750	109,200
Contributed surplus	5,708	5,294
Accumulated other comprehensive loss	6,604	6,124
Retained deficit	(22,430)	(20,801)

Non-controlling interest	1,076	998
	108,708	100,815
	$112,225	$104,076

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
For the three months ended March 31, 2014 and for the twelve months ended December 31, 2013
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

b)	Statement of operations for the three month period ended March 31, 2014

Papillon’s unaudited pro forma consolidated statement of operations for the three month period ended March 31, 2014 was translated using an average rate of A$1.1151 to $1 in effect for the three months ended March 31, 2014.

Elements of Papillon’s consolidated financial statements have been reclassified to provide a consistent format.

		Papillon
	Per Scheme	Adjusted,
	Booklet, A$	US$

Revenue	$-	$-

Cost of sales
Production costs	-	-
Depreciation and depletion	-	-
	-	-
Gross profit	-	-

General and administrative	(1,178)	(1,056)
Share-based payments	(549)	(492)
Operating loss	(1,727)	(1,548)

Other	381	342

Net loss for the period	$(1,346)	$(1,206)

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
For the three months ended March 31, 2014 and for the twelve months ended December 31, 2013
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

c)	Statement of operations for the twelve month period ended December 31, 2013

Papillon’s unaudited pro forma consolidated statement of operations for the twelve month period ended December 31, 2013 was constructed by: (i) adding Papillon’s audited consolidated statement of operations for the year ended June 30, 2013, (ii) adding Papillon’s unaudited consolidated statement of operations for the six months ended December 31, 2013 and (iii) subtracting Papillon’s unaudited consolidated statement of operations for the six months ended December 31, 2012. The statement of operations was translated using an average rate of A$1.0324 to $1 in effect for the twelve months ended December 31, 2013. Elements of Papillon’s consolidated financial statements have been reclassified to provide a consistent format.

				Papillon	Papillon
		As	As	Adjusted,	Adjusted,
	As	Reported,	Reported,	Twelve	Twelve
	Reported,	Six months	Six months	months	months
	Year ended	ended,	ended,	ended	ended
	June 30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2013, A$	2013, A$	2012, A$	2013, A$	2013, US$

Revenue	$-	$-	$-	$-	$-

Cost of sales
Production costs	-	-	-	-	-
Depreciation & depletion	-	-	-	-	-
	-	-	-	-	-
Gross profit	-	-	-	-	-

General & administrative	$(3,885)	$(1,969)	$(2,089)	$(3,765)	$(3,647)
Share-based payments	(3,737)	(1,037)	(1,543)	(3,231)	(3,130)
Operating loss	(7,622)	(3,006)	(3,632)	(6,996)	(6,777)

Other	1,231	973	385	1,819	1,762

Net loss for the period	$(6,391)	$(2,033)	$(3,247)	$(5,177)	$(5,015)